                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
--------------------------------------------------------------------------------

                                     FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITES                  / /
   ACT OF 1933

Pre-effective Amendment No.                                 / /
--------------------------------------------------------------------------------

Post-Effective Amendment No. 43                             /X/

--------------------------------------------------------------------------------

                                       and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT                 / /
   COMPANY ACT OF 1940


Amendment No. 26                                            /X/

--------------------------------------------------------------------------------
                          (Check appropriate box or boxes)
--------------------------------------------------------------------------------

                             AMWAY MUTUAL FUND TRUST

                 (Exact Name of Registrant as Specified in Charter)

2905 Lucerne Dr SE, Grand Rapids, Michigan             49546-7116
(Address of Principal Executive Office)                (Zip Code)

         Registrant's Telephone Number, including Area Code: (616) 787-6288

                    James J. Rosloniec, President and Treasurer
                                 Amway Mutual Fund
                              7575 Fulton Street East
                              Ada, Michigan 49355-7150
                      (Name and Address of Agent for Service)


It is proposed that this filing will become effective (check appropriate box)
     / /  immediately upon filing pursuant to paragraph (b)
     / /  on (date) pursuant to paragraph (b)
     /X/  60 days after filing pursuant to paragraph (a) (1)
     / /  on (date) pursuant to paragraph (a) (1)
     / /  75 days after filing pursuant to paragraph (a) (2)
     / /  on (date) pursuant to paragraph (a) (2) of Rule 485


If appropriate, check the following box:
     / / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                               AMWAY MUTUAL FUND
                             CROSS REFERENCE SHEET

                                        PART A


Item   Caption in Prospectus                                     Page No.
----   ---------------------                                     --------
   1   Front Page                                                    1
   2   Fee Expense Table                                             2
   3   Financial Highlights                                          3
   4   The Fund                                                      3
       The Fund's Investment Policy                                  4
   5   Management of the Fund                                        4
       Organization of the Fund                                      8
   6   Stockholder Inquiries                                        10
       Dividend and Capital Gain Distributions to Shareholders      10
       Tax Consequences                                             10
   7   Purchase of Shares                                            5
       Determination of Net Asset Value and Offering Price of        8
           the Fund's Shares
   8   How Shares are Redeemed                                       6
   9   Not Applicable                                               --

                                        PART B

Item   Caption in Statement of Additional Information            Page No.
----   ----------------------------------------------            --------
 10    Cover Page                                                    1
 11    Contents                                                     16
 12    Not Applicable                                               --
 13    Objectives, Policies and Restrictions on Fund's Investments   3
 14    Officers and Directors of the Fund                            5
 15    Principal Shareholders                                        5
 16    Investment Adviser                                            6
       Transfer Agent                                                8
       Custodian                                                     9
       Auditors                                                      9

                                  AMWAY MUTUAL FUND
                                CROSS REFERENCE SHEET

                                  PART B (Continued)

Item   Caption in Statement of Additional Information            Page No.
----   ----------------------------------------------            --------
 17    Portfolio Transactions and Brokerages                         4
 18    Organization of the Fund                                      9
 19    Purchase of Shares                                            9
       Determination of Net Asset Value and Offering Price of
           the Fund's Shares                                        10
       How Shares are Redeemed                                      11
       Money Market Fund Exchange Privilege                         12
 20    Federal Income Tax                                           13
 21    Plan of Distribution                                          8
 22    Investment Performance Information                           14
 23    Reports to Stockholders and Annual Audit                     15

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                        PART A

                         Information Required in a Prospectus

AMWAY MUTUAL FUND
7575 Fulton Street East
Ada, Michigan, 49355-7150
(616) 787-6288
(800) 346-2670

Contents                                                      Page
Fee Expense Table                                               2
Financial Highlights                                            3
The Fund                                                        3
The Fund's Investment Policy                                    4
Management of the Fund                                          4
Purchase of Shares                                              6
How Shares are Redeemed                                         6
Exchange Privilege                                              8
Determination of Net Asset Value and
  Offering Price of the Fund's Shares                           8
Retirement Plans                                                9
Description of Common Stock                                     9
Dividend and Capital Gain Distributions
  to Shareholders                                               9
Tax Consequences                                                9
Shareholder Inquiries                                          10
Investment Performance Information                             10

                 AMWAY MUTUAL FUND LOGO

                              PROSPECTUS

The primary investment objective of the Fund is capital appreciation through the ownership of common stock of companies in various industries which offer growth potential. Income, while a factor in portfolio selection, is secondary to the Fund's principal objective.


This Prospectus sets forth information regarding the Fund that a prospective investor should know prior to investing. Investors are advised to carefully read and retain this Prospectus for future reference. Additional information about the Fund has been filed with the United States Securities and Exchange Commission. Such information may be examined by any person at the Securities and Exchange Commission in Washington, D.C. or may be obtained from the Commission upon payment of the prescribed fee. The Commission maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Commission. Prospective investors may request, without charge, the Statement of Additional Information, dated April 22, 1998, by writing or telephoning the Fund as indicated above. The Statement of Additional Information is incorporated into this Prospectus by reference.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                    The date of this Prospectus is April 22, 1998.

-C-1998, AMWAY CORPORATION, U.S.A 795055  L-2598-SAK

                                  AMWAY MUTUAL FUND
                                  FEE EXPENSE TABLE

Shareholder Transaction Expenses
     Maximum Sales Charge Imposed on Purchases                         None
     (as a percentage of offering price)

     Maximum Sales Charge Imposed on Reinvested                        None
     Dividends (as a percentage of offering price)

     Deferred Sales Charge (as a percentage of                         None
     original purchase price or redemption proceeds, as applicable)

     Redemption Fees (as a percentage of amount                        None
     redeemed, if applicable)

     Exchange Fee                                                      None

Annual Fund Operating Expenses
     (as a percentage of average net assets)

     Management Fees                                                   .55%

     12b-1 Fees                                                        .25%

     Other Expenses                                                    .35%
                                                                      -----

     Total Fund Operating Expenses                                    1.15%
                                                                      -----
                                                                      -----

Example*
                                                  1 year   3 years   5 years  10 years
  An investor would pay the following
   expenses on a $1,000 investment, assuming
    (1) 5% annual return and (2) redemption
    at the end of each time period:                 $12       $36       $63     $139
                                                    ---       ---       ---     ----

*This example should not be considered a representation of past or future expenses and actual expenses may be greater or lesser than those shown.


The purpose of the fee table is to provide an investor with an understanding of the various costs and expenses incurred by all shareholder accounts that an investor will bear directly or indirectly. Prior to April 22, 1998 the Fund charged a sales charge of 3%. This charge was eliminated when the Fund adopted a 12b-1 distribution plan which has been reflected in the fee expense table above. Annual Fund operating expenses are based upon total expenses incurred by the Fund for the year ended December 31, 1997, and have been adjusted to reflect adoption of the 12b-1 distribution plan. Operating expenses include the Fund's portfolio accounting service expenses in the amount of $2,500 per month ($30,000 annually) which was paid through the use of directed brokerage commissions. The example, as required by the Securities and Exchange Commission, assumes a 5% annual return in determining the total expenses paid on an investment. Therefore, future expenses may be greater or lesser than those shown in the example. Expenses include only those expenses incurred by all shareholder accounts and not those expenses incurred for specific shareholder purposes such as bank fees for wire transfers under $5,000 which is currently $15 (see "How Shares Are Redeemed"), Individual Retirement Accounts, or Profit-Sharing
Trusts.

                                  AMWAY MUTUAL FUND
                                 FINANCIAL HIGHLIGHTS


The table below shows financial information for Amway Mutual Fund expressed in terms of one share outstanding throughout the period. The information in the tables is covered by the report of the Fund's independent auditors. The report is contained in the Fund's Registration Statement available from the Fund. The financial statements are contained in the Fund's 1997 Annual Report to Shareholders along with additional information about the performance of the Fund which may be obtained by writing or calling the Fund.


                            (Selected data for each share of capital stock outstanding throughout each period.)
                                                                     Year ended December 31,
----------------------------------------------------------------------------------------------------------------------------------
                                    1997      1996     1995*      1994      1993      1992      1991      1990      1989     1988
----------------------------------------------------------------------------------------------------------------------------------
Net Asset Value,
  beginning of period              $7.62     $7.43     $6.88     $7.71     $7.57     $8.11     $6.82     $7.26     $6.49    $7.87
  Income from investment
     operations:
  Net investment income              .09       .10       .10       .03       .02       .02       .06       .08       .16      .16
  Net gain (loss) on securities     1.62      1.59      1.98     (.49)       .78       .10      2.65     (.01)      1.93      .36
                                    ----------------------------------------------------------------------------------------------
Total from investment
  operations                        1.71      1.69      2.08     (.46)       .80       .12      2.71       .07      2.09      .52
                                    ----------------------------------------------------------------------------------------------
Distributions:
  Dividends (from net
     investment income)              .10       .09       .11       .03       .02       .02       .06       .08       .16      .15
  Distributions (from
     capital gains)                 1.50      1.41      1.42       .34       .64       .64      1.36       .43      1.16     1.75
                                    ----------------------------------------------------------------------------------------------
Total distributions                 1.60      1.50      1.53       .37       .66       .66      1.42       .51      1.32     1.90
                                    ----------------------------------------------------------------------------------------------
Net Asset Value, end of period     $7.73     $7.62     $7.43     $6.88     $7.71     $7.57     $8.11     $6.82     $7.26    $6.49
                                   -----------------------------------------------------------------------------------------------
Total Return**                     22.47%    23.18%    30.55%    (5.87%)   10.85%     1.77%    41.81%     1.01%    32.83%    6.89%

Ratios/Supplemental Data
  Net assets, end of period
     (000's omitted)            $139,164  $113,327   $77,248   $58,921   $61,741   $55,342   $53,238   $38,286   $39,029  $31,274
Ratio of expenses to
  average net assets***               .9%      1.0%      1.1%      1.1%      1.1%      1.1%      1.1%      1.2%      1.2%     1.3%
Ratio of net income to
  average net assets                 1.1%      1.2%      1.2%       .4%       .2%       .3%       .7%      1.1%      2.0%     1.9%
Portfolio turnover rate            103.1%    100.4%    173.3%     78.1%     91.5%    136.5%    160.4%    171.1%     14.6%   135.5%
Average commission
 rate per share                   $.0574    $.0600    $.0598    $.0597    $.0682    $.0691    $.0697    $.0708    $.0684   $.0672



The Supplementary Information has been audited by BDO Seidman, LLP the Independent Certified Public Accountants for the Fund.
 *Effective May 1, 1995, Ark Asset Management Co., Inc. entered into a Sub-Advisory Agreement with the Fund. Kemper Financial Services previously served as the Fund's Sub-Advisor.
**The Fund's base portfolio accounting services expense in the amount of $2,500 per month ($30,000 annual base fee) was paid through the use of directed brokerage commissions. The ratio includes fees paid with brokerage commissions for fiscal years ending after September 1, 1995. Effective April 22, 1998 the Fund adopted a 12b-1 plan of distribution (see page 6) which expenses are not reflected prior to that date.

                                      THE FUND


 Amway Mutual Fund (the "Fund") is a series of Amway Mutual Fund Trust (the "Trust"), a Delaware business trust. The Fund is the successor to Amway Mutual Fund, Inc. a Delaware corporation.



   The Fund is a mutual fund, i.e. a means by which many persons can, by purchasing shares of beneficial interests ("shares") of the Fund, pool relatively small amounts for a more diversified managed investment in securities than would be possible for a single investor. The Fund will redeem (buy back) its shares upon the request of a shareholder, at the net asset value of the shares at the time of redemption (see "How shares are redeemed").

                                  AMWAY MUTUAL FUND

                             THE FUND'S INVESTMENT POLICY

     The primary investment objective of the Fund is capital appreciation. Income, while a factor in portfolio selection, is secondary to the Fund's principal objective. In pursuing this objective, it is the Fund's policy to invest a major portion of its assets in common stocks (or securities convertible into or with rights to purchase common stock) of companies believed by the Fund to offer good growth potential over both the intermediate and the long-term period. However, when current market or economic conditions make it seem advisable by the Fund to do so, for temporary defensive reasons, the Fund may invest all or any portion of its assets in other types of securities, including preferred stocks, high-grade debt securities, or obligations of the United States or of any State, or may hold its assets in cash.


     In view of the Fund's investment objective of capital appreciation, with income as a secondary objective, the Fund intends to purchase securities for long-term or short-term profits, as appropriate. Securities will be disposed of in situations where, in management's opinion, such potential is no longer feasible or the risk of decline in the market price is too great. Therefore, in order to achieve the Fund's objectives, the purchase and sale of securities will be made without regard to the length of time the security is to be held. Portfolio turnover rates for the years ended December 31, 1997 and 1996 were 103.1% and 100.4%, respectively. A 100% annual turnover rate would occur if all of a Fund's securities were replaced one time during a period of one year. Short-term gains realized from portfolio turnover are taxable to shareholders as ordinary income. In addition, higher portfolio turnover rates can result in corresponding increases in brokerage commissions.


     Although care is being exercised in the selection of securities for investment by the Fund, the Fund's investments are affected by market fluctuations and are subject to the risks common to all security investments. Therefore, there can be no certainty that the Fund's growth or income objective will be realized.

     The Fund's investment objective and policy as described above is fundamental and may not be changed without the approval of the lesser of (i) 67% or more of the shares present at a meeting at which the holders of more than 50% of the shares are present in person or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund.

                               MANAGEMENT OF THE FUND


     The business and affairs of the Fund are managed and under the direction of the Board of Trustees. The Fund has entered into an Advisory and Service Contract ("Contract") with Amway Management Company (the "Investment
Advisor"), 7575 Fulton Street East, Ada, Michigan 49355. Under the Contract, the Fund employs the Investment Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Board of Trustees, and to the provisions of the Fund's current Prospectus; to furnish for the use of the Fund, office space and all necessary office facilities, equipment and personnel for servicing the investments of the Fund, and (with certain specific exceptions) administering its affairs; and to pay the salaries and fees of all Officers and Trustees. Except when otherwise specifically directed by the Fund, the Investment Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities for the Fund's account. The Investment Advisor shall be permitted to enter into an agreement with another advisory organization (sub-advisor), whereby the sub-advisor will provide all or part of the investment advice and services required to manage the Fund's investment portfolio as provided for in this agreement. Amway Management Company has served as Investment Advisor for the Fund and its predecessor since 1971. The Fund pays the Adviser a fee at the annual rate of 0.55% on the first $100 million of average daily net assets of the Fund, 0.50% on the next $50 million in assets, and 0.45% on the next $50 million in assets. When the Fund's assets reach $200 million the rate would be 0.50% on assets up to $200 million and 0.45% on assets in excess of $200 million, so long as the Fund continued to have at least $200 million in assets.

                                  AMWAY MUTUAL FUND


     The Investment Advisor has entered into a Sub-Advisory Agreement with Ark Asset Management Co., Inc. ("Sub-Advisor"), One New York Plaza, New York, NY 10004. Under the Sub-Advisory Agreement, the Advisor employs the Sub-Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Advisor, the Board of Trustees, and to the provisions of the Fund's current Prospectus. Except when otherwise specifically directed by the Fund or the Advisor, the Sub-Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase or sale of portfolio securities for the Fund's account. The Sub-Advisor is engaged in the management of investment funds for institutional clients in excess of $23 billion. The Sub-Advisor and its affiliates provide investment advice and manage investment portfolios for other corporate, pension, profit-sharing and individual accounts. For services rendered, the Investment Advisor, not the Fund, pays the Sub-Advisor a fee at the annual rate of 0.45% on the first $100 million of average daily net assets of the Fund, 0.40% on the next $50 million in assets, and 0.35% on the next $50 million in assets. When the Fund's assets reach $200 million the rate would be 0.40% on assets up to $200 million and 0.35% on assets in excess of $200 million, so long as the Fund continued to have at least $200 million in assets.


     C. CHARLES HETZEL, VICE CHAIRMAN OF ARK ASSET MANAGEMENT, INC., IS THE HEAD OF THE GROWTH AT A REASONABLE PRICE GROUP, WHICH, SINCE APRIL 1995, HAS BEEN RESPONSIBLE FOR MANAGEMENT OF THE FUND'S PORTFOLIO. HE HAS SERVED AS THE HEAD OF THE GROWTH AT A REASONABLE PRICE GROUP SINCE 1981. MR. HETZEL HAS SPENT HIS ENTIRE CAREER AT ARK ASSET MANAGEMENT, INC. OR A PREDECESSOR FIRM. HE RECEIVED A B.S. DEGREE FROM THE UNIVERSITY OF UTAH AND M.B.A. FROM THE COLUMBIA SCHOOL OF BUSINESS ADMINISTRATION.

     THE GROWTH AT A REASONABLE PRICE GROUP DETERMINES OVERALL INVESTMENT STRATEGY FOR EQUITY PORTFOLIOS MANAGED BY THE SUB-ADVISOR. THE GROWTH AT A REASONABLE PRICE GROUP, IN ADDITION TO MR. HETZEL, CONSISTS OF STEVEN M. STEINER, JOHN E. BAILEY, WILLIAM G. STEUERNAGEL, AND JAMES G. PONTONE. THE PORTFOLIO MANAGERS WORK TOGETHER AS A TEAM WITH THE FIRM'S RESEARCH ANALYSTS. EQUITY ANALYSTS, THROUGH RESEARCH, ANALYSIS AND EVALUATION, WORK TO DEVELOP INVESTMENT IDEAS APPROPRIATE FOR THESE PORTFOLIOS. THESE IDEAS ARE STUDIED AND DEBATED BY THE GROWTH AT A REASONABLE PRICE GROUP AND DECISIONS REGARDING THE PORTFOLIO ARE MADE BY THE GROUP. AFTER INVESTMENT DECISIONS ARE MADE, EQUITY TRADERS EXECUTE THE PORTFOLIOS TRANSACTIONS THROUGH VARIOUS BROKER-DEALER FIRMS.



     Amway Management Company, 7575 Fulton Street East, Ada, Michigan 49355, performs the Transfer Agent function for the Fund and serves as the dividend disbursing agent.


     Jay Van Andel and Richard M. DeVos are controlling persons of the Investment Advisor and Transfer Agent, since they own, together with their spouses, substantially all of the outstanding securities of Amway Corporation, which indirectly controls the outstanding securities of each entity. Amway Corporation is a Michigan manufacturer and direct selling distributor of home care and personal care products.


                                  PURCHASE OF SHARES

     Pursuant to a Principal Underwriter Agreement, the Investment Advisor acts as exclusive agent for the sale of shares of the Fund. The minimum initial investment required to establish an account is $500. An additional investment in the minimum amount of $50 can be made in your account at any time. Investments are made at the offering price (see "Determination of Net Asset Value and Offering Price of the Fund's Shares"), next determined after the Fund receives your purchase application and investment.

     You may open a new account with the Fund by completing the enclosed application, submitting your check made payable to Amway Management Company and mailing the required information to Amway Management Company, 7575 Fulton Street East, Ada, Michigan 49355-7150.

     You may make additional investments to existing accounts by mail, wire, or by the use of the pre-authorized check privilege. When making an additional investment by check, please tear-off the stub from your statement of account, or enclose a letter of instructions including your account number and your check made payable to Amway Management Company. Wire transfers would normally be used for large purchases. You may also arrange to make periodic investments through automatic deductions from your checking account by completing the appropriate form and providing the necessary documentation to establish this privilege. Please contact the Fund for additional information for utilizing either of these two options.

                                  AMWAY MUTUAL FUND

                                  DISTRIBUTION PLAN

     The Trust has adopted a Plan and Agreement of Distribution ("Distribution Plan"). Under the Distribution Plan, which became effective on April 22, 1998, the Adviser will provide services in connection with distributing the Fund's shares, and will be compensated at a maximum annual rate of 0.25 of 1% of the average daily net assets of the Fund.


     Amounts received by the Adviser may be retained by the Adviser as compensation for its services, or paid to other investment professionals who provide services in connection with the distribution of Fund shares. The Trustees will review the services provided and compensation paid pursuant to the Distribution Plan no less often than quarterly.


     The Adviser acts as the exclusive agent for sales of shares of the Fund pursuant to a Principal Underwriting Agreement. Prior to April 22, 1998, the adviser received a sales commission of 3% of the offering price of the Fund's shares. The sales commission was eliminated when the Fund adopted the Distribution Plan.


                              HOW SHARES ARE REDEEMED

     The Fund will redeem your shares upon receiving a proper request. There is no redemption charge by the Fund. However, if a shareholder uses the services of a broker-dealer for the repurchase, there may be a charge by the broker-dealer to the shareholder for such services. Shares can be redeemed by the mail, telephone or telegram, or through the automatic withdrawal plan as described below.


     When redeeming by mail, if no certificates have been issued, you need only send a written request for redemption to Amway Management Company, the Transfer Agent, 7575 Fulton Street East, Ada, Michigan 49355-7150. This request must state the portion of your account to be redeemed, including your account number and the signature of each account owner, signed exactly as your name appears on the records of the Fund. If a certificate has been issued to you for the shares being redeemed, the certificate (endorsed or accompanied by a signed stock power) must accompany your redemption request, with your signature guaranteed without qualification by a national bank; a state bank; a member firm of a principal stock exchange or other entity described in accordance with Rule 17Ad-15 under the Securities Exchange Act of 1934. Additional documents may be required in the event of special circumstances (described below).


     You can request the telephone or telegram exchange or redemption option by so indicating on your application. You may redeem shares under this option by calling the Fund at the number indicated on the front of this Prospectus on any business day before 4:00 p.m., Eastern Time. By establishing the telephone or telegram exchange or redemption option, you authorize the Transfer Agent to honor any telephone or telegram exchange or redemption request from any person representing themselves to be the investor. Procedures required by the Fund to ensure that a shareholder's requested telephone or telegram transaction is genuine include identification by the shareholder of the account by number, recording of the requested transaction and sending a written confirmation to shareholders reporting the requested transaction. The Fund is not responsible for unauthorized telephone or telegram exchanges or redemptions unless the Fund fails to follow these procedures. Shares must be owned for 15 days before redeeming by the telephone and telegram exchange and cannot be in certificate form unless the certificate is tendered with the request for redemption. Certificated shares cannot be redeemed by the telephone and telegram exchange. All redemption proceeds will be forwarded to the address or bank designated on the account application.

     The Transfer Agent and the Fund have reserved the right to change, modify, or terminate the telephone or telegram exchange or redemption option at any time. Before this option is effective for a corporation, partnership, or other organizations, additional documents may be required. This option is not available for Profit-Sharing Trust and Individual Retirement Accounts. Additional documents may be required in the event of special circumstances (described below). The Fund and the Transfer Agent disclaim responsibility for verifying the authenticity of telephone and telegram exchange or redemption requests which are made in accordance with the procedures approved by shareholders.

     If the value of your account is $10,000 or more, you may arrange to receive automatic periodic cash payments. Please contact the Fund for more information.

                                  AMWAY MUTUAL FUND

     Redemption proceeds are normally paid in cash (check form) and mailed to the address of record within two or three business days after a proper request is received. A request that redemption proceeds be wired or mailed to your bank of record will be honored provided the bank account registration matches exactly the Fund account registration. Wire transfers will normally be used for large redemptions. Any bank charges charged the Fund for wire redemptions under $5,000 (currently $15) will be deducted from your redemption proceeds. This charge is subject to change without notice. Your bank may charge you for receiving wires. Your bank registration information should be provided on the account application if this option will be used.

     Before redeeming shares, in special circumstances, the Transfer Agent may request additional documents such as, but not limited to, a stock power, a trust instrument, a certificate of death, an appointment as personal representative, court orders, a divorce decree or property settlement, a certification of corporate authority, and a waiver of tax required in some states when settling estates. These procedures are for the protection of shareholders and to ensure proper payment. An inquiry as to the proper redemption requirements should be directed to the Transfer Agent if these circumstances are present.

     When redeeming shares from an Individual Retirement Account, you will be subject to withholding of Federal income tax, unless you elect not to have withholding apply. When redeeming shares from a Profit-Sharing Trust, you will generally be subject to withholding of Federal income tax. Therefore, you will be required to complete a Distribution Election Form prior to redemption from these accounts.

     The price at which shares will be redeemed by the Fund is the net asset value per share as next computed after a proper request is received. However, your right to redeem might be suspended or postponed for more than seven days if the New York Stock Exchange is closed, other than weekends or holiday closings, or trading on the Exchange is restricted or the Securities and Exchange Commission deems an emergency exists. The Fund will not mail redemption proceeds until checks (including certified or cashier's checks) received for the shares purchased have cleared. The amount you receive may be more or less than your cost, depending on the net asset value of the shares at the time of redemption and will result in an event reportable for tax purposes.

                        MONEY MARKET FUND EXCHANGE PRIVILEGE

     The Underwriter for Amway Mutual Fund ("Fund") has arranged for shares of the three money market portfolios of Cash Equivalent Fund, an open-end money market mutual fund ("Money Market Fund") to be available in exchange for shares of the Fund for shareholders residing in the U.S. Also, clients of the Underwriter can exchange shares in the Money Market Fund for shares of the Fund. Shares of the Money Market Fund so acquired (including any reinvested dividends thereon) may be re-exchanged for shares of the Fund without sales charge. All other shares will be subject to the sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's shares"). The Underwriter receives a maximum fee from Kemper Financial Services, Inc., the distributor and administrator for the Money Market Fund, of .38 of 1% per year of the average daily net asset value of shares of the Money Market and Government Securities Portfolios, and of .33 of 1% per year of the average daily net asset value of shares of Tax-Exempt Portfolio, acquired through this exchange privilege. This exchange privilege does not constitute an offering or recommendation by the Fund of the Money Market Fund. The Money Market Fund is separately managed.

The above described Exchange Privilege may be exercised by sending written instruction to the Transfer Agent. See "How Shares Are Redeemed" for applicable signatures and signature guarantee requirements. Shareholders may authorize telephone or telegram exchanges or redemptions by making an election on your application. Procedures required by the Fund to ensure that a shareholder's requested telephone or telegram transaction is genuine include identification by the shareholder of the account by number, recording of the requested transaction and sending a written confirmation to shareholders reporting the requested transaction. The Fund is not responsible for unauthorized telephone or telegram exchanges unless the Fund fails to follow these procedures. Shares must be owned for 15 days before exchanging and cannot be in certificate form unless the certificate is tendered with the request for exchange. An exchange requires the purchase of shares of the particular portfolio of the Money Market Fund with a value of at least $1,000 to establish a new account or $100 to add to an existing account. Exchanges will be accepted only if the registration of the two accounts is identical. Exchange redemptions and purchases are effected on the

                                  AMWAY MUTUAL FUND

basis of the net asset value next determined after receipt of the request in proper order by the Fund. In the case of exchanges into the Money Market Fund, dividends generally commence on the following business day. For federal and state income tax purposes, an exchange is treated as a sale and may result in a capital gain or loss, although if the shares exchanged have been held less than 91 days, the sales charge paid on such shares is not included in the tax basis of the exchanged shares, but is carried over and included in the tax basis of the shares acquired.

     A prospectus for the Money Market Fund which contains information concerning charges and expenses may be obtained from the Underwriter. A shareholder should read the prospectus carefully and consider differences in objectives and policies before making any exchange. The Fund or the Underwriter can change or discontinue this privilege, although shareholders generally would be given 60 days advance notice of any termination or material amendment of the Fund Exchange Privilege and shareholders who had exchanged into the Money Market Fund generally would be permitted to reacquire shares of the Fund without sales charge for at least 60 days after notice of termination of the Exchange Privilege with the Money Market Fund.

                DETERMINATION OF NET ASSET VALUE AND OFFERING PRICE
                                OF THE FUND'S SHARES

The net asset value of the Fund's shares is determined by dividing the total current value of the assets of the Fund, less its liabilities, by the number of shares outstanding at that time. This determination is made as of the close of business on the New York Stock Exchange, 4:00 P.M. Eastern time, on each business day on which that Exchange is open or on any other day in which there is a sufficient degree of trading in the Fund's portfolio, except no computation will be made on a day in which no order to purchase or redeem shares was received.


     In determining the current value of the Fund's assets, securities listed or admitted to trading on a national securities exchange are valued at their last reported sale price on the market where principally traded, before the time of valuation. If a security is traded only in the over-the-counter market or if no sales have been reported for a listed security on that day, it will be valued at the mean between the current closing bid and asked prices. Securities for which market quotations are not readily available, including any restricted securities, and other assets of the Fund are valued at fair market value as determined in good faith by the Fund's Trustees. The offering price is the net asset value per share at the next determined value after the order is placed, as determined above.

                                  RETIREMENT PLANS

The Fund sponsors a prototype Profit-Sharing Trust and Individual Retirement Accounts. Persons interested in additional information regarding these plans should contact the Fund.

                              ORGANIZATION OF THE FUND


     The Fund is a series of Amway Mutual Fund Trust, an open-end management investment company which was organized as a Delaware business trust on February 2, 1998. The Fund is the successor of Amway Mutual Fund, Inc., which was organized as a Delaware corporation on February 13, 1970.


     The Fund is presently the only series of the Trust. The Declaration of Trust authorizes the Trustees to create additional shares and to issue an unlimited number of units of beneficial interest, or "shares." The Trustees are also authorized to issue different classes of shares of any series. No series which may be issued by the Trust is entitled to share in the assets of any other series or is liable for the expenses or liabilities of any other series.


     When issued, shares of beneficial interest in the Fund will be fully paid and non-assessable. Shares are freely transferable and have no preemptive, subscription or conversion rights. Each share has a par value of $1.00.

                                  AMWAY MUTUAL FUND


     The Trust is not required to hold annual meetings of shareholders and does not intend to hold such meetings. Shareholders of the Trust will have voting rights only with respect to the limited number of matters specified in the Declaration of Trust, and such other matters as may be determined or as may be required by law. A meeting will be called for the purpose of voting on the removal of a Trustee at the written request of holders of 10% of the Trust's outstanding shares. In the event a meeting of shareholders is held, each share will be entitled to one vote on all matters presented to shareholders, including the election of Trustees.




              DIVIDEND AND CAPITAL GAIN DISTRIBUTIONS TO SHAREHOLDERS

     It is the policy of the Fund to distribute to shareholders each year as dividends and distributions substantially all net investment income of the Fund for the year and substantially all net capital gains received by the Fund, if any. Such distributions, in the past, have been paid in December. Net investment income and capital gain distributions, if any, will be paid on a basis which is consistent with past policy. All net investment income and capital gain distributions may be received in cash or reinvested in additional shares of the Fund at their net asset value at the time of distribution, at no sales charge. This election can be changed at any time by requesting a change in writing, signed by all account owners.

                                  TAX CONSEQUENCES

     The Fund intends to continue to comply with the provisions of Subchapter M of the Internal Revenue Code. Therefore, the Fund intends to distribute substantially all net investment income and realized capital gains, if any. Dividends derived from net investment income and net short-term capital gains are taxable to shareholders as ordinary income and long-term capital gain dividends are taxable to shareholders as long-term capital gain regardless of how long the shares have been held and whether received in cash or reinvested in additional shares of the Fund. Long-term capital gain dividends received by individual shareholders are taxed at a maximum rate of 28%. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. Each shareholder will receive a statement annually informing them of the amount of the income and capital gains which have been distributed by the Fund during the calendar year.

     In addition, shareholders may realize a capital gain or loss when shares are redeemed. For most types of accounts, the Fund will report the proceeds of redemptions to shareholders and the IRS annually. However, because the tax treatment also depends on the purchase price and a shareholder's personal tax position, you should also keep your regular account statements to use in determining your tax.

     On the record date for a distribution, the Fund's share value is reduced by the amount of the distribution. If a shareholder buys shares just before the record date ("buying a dividend"), they will pay the full price for the shares, and then receive a portion of the price back as a taxable distribution.

     The Fund is required by law to withhold 31% of taxable dividends and redemption proceeds paid to certain shareholders who do not furnish correct tax payer identification numbers (in the case of individuals, a social security number) and in certain other circumstances. Trustees of qualified retirement plans are required by law to withhold 20% of the taxable portion of any distribution that is eligible to be "rolled over." The 20% withholding requirement does not apply to distributions from IRA's or any part of a distribution that is transferred directly to another qualified retirement plan, 403(b)(7) account or IRA. Shareholders should consult their tax advisor regarding the 20% withholding requirement.

                               SHAREHOLDER INQUIRIES

     Shareholder inquiries should be directed to the Fund by writing or telephoning the Fund at the address or telephone number indicated on the cover page of the Prospectus. Information relating to a specific account will be disclosed, pursuant to a telephone inquiry, only if the shareholder identifies the account by account number or by the social security number listed on the account.

                                  AMWAY MUTUAL FUND

                          INVESTMENT PERFORMANCE INFORMATION

Following is a table illustrating the Fund's performance for annual periods ended December 31, 1997, and its average annual total return percentages for one, five, and ten years.

----------------------------------------------------------------------------------------------------
                                                       Accumulative       Accumulative
                                                      Value of Shares   Value of Shares
  Calendar Years       Cost of          Value of        Accepted As       Accepted As
      Ended            Initial          Initial         Capital Gain    Ordinary Income       Total
    December 31       Investment       Investment      Distributions       Dividends          Value
----------------------------------------------------------------------------------------------------
       1988             $1,000             825                226              18              1,069
       1989                                922                451              46              1,419
       1990                                867                509              58              1,434
       1991                              1,031                921              82              2,034
       1992                                962              1,026              82              2,070
       1993                                980              1,225              89              2,294
       1994                                874              1,196              89              2,159
       1995                                944              1,746             129              2,819
       1996                                968              2,336             168              3,472
       1997                                982              3,057             214              4,253
----------------------------------------------------------------------------------------------------


                                            Average Annual Total Return For
                                          The Periods Ended December 31, 1997
                                             Amway          Ark Composite
----------------------------------------------------------------------------------------------------
               One Year                      22.47%           22.67%
               Five Years                    15.51%           19.56%
               Ten Years                     15.58%           17.48%
----------------------------------------------------------------------------------------------------



     Total return performance for the Fund is calculated by making an initial investment of $1,000 at the beginning of the period, in the Fund's shares at net asset value (without sales charges) and reinvesting all ordinary income dividends and capital gain distributions paid during the period in additional shares at net asset value per share on the reinvestment dates. Prior to 1991 and 1998 the Fund had a maximum sales charge of 6% and 3%, respectively, based upon amount of shares purchased. The illustration includes recurring expenses incurred by all shareholder accounts and not those incurred for specific shareholder purposes such as bank fees for wire transfers, Individual Retirement Accounts, or Profit-Sharing Trusts.



     Total return performance also includes the composite performance of the Fund's current sub-adviser, Ark Asset Management Company, who has been the Fund's sub-adviser since May 1, 1995. The composite performance sets forth the returns of the institutional private accounts managed by the sub-adviser which have substantially similar investment objectives and policies as the Fund. The data is provided to illustrate the past performance of the sub-adviser in managing substantially similar accounts and does not represent the performance of the Fund.


     Shareholders should not consider the composite performance data as an indication of future performance of the sub-adviser. The investment results of the sub-adviser composite presented is unaudited and calculated in accordance with the recommended standards of the Association for Investment Management and Research retroactively applied to all time periods. All composite returns presented were calculated on a total return basis and included all dividends and interest, accrued income and realized and unrealized gains and losses, and deductions for brokerage commissions and execution costs. Composite returns are adjusted to assume that the Fund's operating charges, expenses, and fees (the Fund's historical expense ratio) were deducted during such periods. No adjustment has been made for the impact on the expense ratio due to growth in the Fund's assets, shareholder approval of changes to Management fees, or the adoption of a 12b-1 Distribution Plan.

                                  AMWAY MUTUAL FUND

     The average annual total return for the Fund and Ark Composite for a specific period is found by dividing the ending total value by the cost of the initial investment for the period and taking this quotient to the Nth root, then subtracting 1 (N represents the number of years in the period). The average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the Fund's performance had been constant over the entire period. Such calculation is with all ordinary income dividends and capital gain distributions reinvested at net asset value. No adjustment has been made for any income taxes payable by shareholders on ordinary income dividends and capital gain distributions accepted in shares which are payable by shareholders in the tax year received.


     Average annual total return percentages of the Fund will vary and the publication of performance results is not a representation as to future investment performance. Factors affecting the Fund's performance include general market conditions, operating expenses and investment management. Net asset values of the Fund will fluctuate. Additional information about the performance of the Fund is contained in the Annual Shareholders Report which can be obtained without charge.

BULK RATE
U.S. POSTAGE
PAID
ADA, MI
PERMIT 100

AMWAY
MUTUAL
FUND

PROSPECTUS

April 22, 1998

AMWAY MUTUAL FUND
7575 Fulton Street East
Ada, Michigan 49355-7150

AMWAY MUTUAL FUND LOGO

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                        PART B

            Information Required in a Statement of Additional Information

                                AMWAY MUTUAL FUND LOGO

                         STATEMENT OF ADDITIONAL INFORMATION


                                  AMWAY MUTUAL FUND

                               7575 Fulton Street East
                               Ada, Michigan 49355-7150
                                    (616) 787-6288
                                    (800) 346-2670

     This Statement of Additional Information is not a prospectus and, therefore, should be read only in conjunction with the Prospectus, which can be requested from the Fund by writing or telephoning as indicated above. This Statement Of Additional Information relates to the Prospectus for the Fund dated April 22, 1998.

      The date of this Statement of Additional Information is April 22, 1998.



-C-1998, AMWAY CORPORATION, U.S.A.  795057  L-2597-SAL

                         (THIS PAGE INTENTIONALLY LEFT BLANK)

                                  AMWAY MUTUAL FUND
           OBJECTIVES, POLICIES AND RESTRICTIONS ON THE FUND'S INVESTMENTS

     The primary investment objective of the Fund is capital appreciation, through the ownership of common stock of companies in various industries which offer growth potential. Income, while a factor in portfolio selection, is secondary to the Fund's principal objective. In addition to the discussion found in the Prospectus, following is additional information concerning the Fund's investments.

     The Fund has the right to invest up to 10% of its total assets in securities which are not readily marketable, including "restricted securities" (securities which have not been registered with the Securities and Exchange Commission or which are subject to contractual restrictions on resale).
The Fund is subject to certain investment restrictions. In brief, these provide that the Fund may not:

   1. Underwrite securities of other issuers, except that it may acquire portfolio securities under circumstances where, if sold publicly, it might be deemed to be an underwriter for purposes of the Securities Act of 1933, but no more than 10% of the value of the Fund's total assets will at any time be invested in such securities.
   2. Invest more than 5% of its total assets in the securities of any one issuer other than the United States Government or purchase more than 10% of any class of securities, including voting securities, of any one issuer.
   3. Purchase interests in real estate as an investment, other than readily marketable securities of companies which may have interests in real estate.
   4.     Engage in the purchase and sale of commodities or commodity contracts.
   5. Invest in companies for the purpose of exercising control or management.
   6. Make loans to others, although it may purchase a portion of an issue of publicly distributed bonds, debentures, or other debt securities.
   7.     Engage in margin transactions or short sales.
   8.     Write, purchase, or sell puts, calls, or combinations thereof.
   9.     Participate in joint trading account.
  10. Mortgage, pledge, hypothecate, or in any manner transfer as security for indebtedness any securities owned or held by the Fund, except as permitted in the following Item 11.
  11. Borrow money, except that as a temporary measure and not for investment purposes, it may borrow from banks up to 5% of the value of its total assets taken at cost, which may be secured by up to 10% of such assets taken at cost. (It should be noted that some states have laws which are even more restrictive than the Fund's fundamental policy with respect to this matter. As a result of these laws, it is the Fund's present operating policy not to mortgage, pledge, or hypothecate its portfolio securities to the extent that at any time the percentage of pledged securities plus the sales load will exceed 10% of the offering price of the Fund's shares.)
  12. Invest in securities of other investment companies, except in connection with a merger with another investment company.
  13. Invest more than 5% of its total assets in securities of companies having a record of less than three years' continuous operation.
  14. Retain, in the Fund's portfolio, securities of an issuer any of whose officers, directors, or security holders is an officer or director of the Fund or of the fund's investment advisor, if after the purchase of such securities one or more of such officers or directors of the Fund or of the Fund's investment advisor owns beneficially more than 1/2% of the outstanding securities of such issuer and such officers and directors owning beneficially more than 1/2% of such outstanding securities together own beneficially more than 5% of such outstanding securities.

                                  AMWAY MUTUAL FUND

  15. Invest more than 5% of its total assets in securities of a foreign issuer, the purchase of whose securities is subject to the Federal Interest Equalization Tax, which tax is not in effect at the date of this Statement of Additional Information.
  16. Invest in interests in oil, gas, or other mineral explorations or development programs, other than readily marketable securities of corporations which may have interests in such exploration or development programs.

     The Fund's investment objective, policy and restrictions as described above are fundamental and may not be changed without shareholder approval, as indicated in the Fund's Prospectus. The Fund is permitted to invest in foreign issuers to the extent that the investments meet the Fund's primary investment objective. The Fund does not currently own any warrants and does not intend to own any warrants in excess of 5% of the Fund's net asset value.

                        PORTFOLIO TRANSACTIONS AND BROKERAGE

     In purchasing and selling portfolio securities for the Fund, it is the policy of the Fund to obtain the highest possible price on sales and the lowest possible price on purchases of securities, consistent with the best execution of portfolio transactions. Amway Management Company, the ("Investment Advisor"), or Ark Asset Management Co., Inc. ("Sub-Advisor") will select the brokers and resulting allocation of brokerage commission; but, the Investment Advisor's practice is subject to review by the Board of Directors of the Fund, which has the primary responsibility in this regard, and must be consistent with the policies stated above.

     The Investment Advisor and Sub-Advisor, in effecting purchases and sales of portfolio securities for the account of the Fund, will implement the Fund's policy of seeking best execution of orders, which includes best net prices. Consistent with this policy, orders for portfolio transactions are placed with broker-dealer firms giving consideration to the quality, quantity, and nature of each firm's professional services which include execution, clearance procedures, wire service quotations, research information, statistical, and other services provided to the Fund, Advisor, and the Sub-Advisor. Any research benefits derived by the Sub-Advisor are available to all clients of the Sub-Advisor. Since research information, statistical, and other services are only supplementary to the research efforts of the Sub-Advisor and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to materially reduce expenses. Also, subject to the policy of seeking best price and execution of orders, certain Fund expenses may be paid through the use of directed brokerage commissions. While the Sub-Advisor will be primarily responsible for the placement of the Fund's business, the policies and practices in this regard must be consistent with the foregoing and will at all times be subject to review by the Directors of the Fund.

     The Sub-Advisor furnishes investment advice to other clients. The other accounts may also make investments in the same investment securities and at the same time as the Fund. When two or more of such clients are simultaneously engaged in the purchase or sale of the same security, the transactions are allocated as to amount and price in a manner considered equitable to each and so that each receives to the extent practicable the average price of such transactions, which may or may not be beneficial to the Fund. The Board of Directors of the Fund believes that the benefits of the Sub-Advisor's organization outweigh any limitations that may arise from simultaneous transactions.

     The Fund may acquire securities of brokers who execute the Fund's portfolio transactions. As of December 31, 1997, the Fund owned no such securities.

     During the years ended December 31, 1997, 1996, and 1995, the Fund paid total brokerage commissions on purchase and sale of portfolio securities of $301,990, $250,136, and $333,077, respectively. Transactions in the amount of $235,081,998, involving commissions of $268,072, were directed to brokers because of research services provided during 1997.

                                  AMWAY MUTUAL FUND

                                PRINCIPAL SHAREHOLDERS

     Amway Corporation indirectly, as of December 31, 1997, owned 981,389 shares, or 5.5% of the outstanding shares of the Fund. Jay Van Andel owns all the outstanding securities of JVA Properties Corporation, the General Partner for JVA Enterprises Limited Partnership, which owns, as of December 31, 1997, 2,615,030 shares, or 14.5% of the outstanding shares of the Fund. No other person is known by the Fund to own of record or beneficially 5% or more of the Fund's shares.

                          OFFICERS AND DIRECTORS OF THE FUND

The following are the Officers and Directors of the Fund or the Advisor or both, together with their principal occupations during the past five years:



                                                                                                                       Director's
 Name and Address                  Age             Office Held                     Principal Occupation              Compensation
 Richard A. DeWitt                 84     Director of the Fund            President, DeWitt Land and Cattle                $5,000
 720 Goldenrod                                                            Company (investments in land and
 Holland, Michigan                                                        cattle); Chairman of the Board, Maes
 49423                                                                    Board; Maes Incorporated manufacturers
                                                                          (manufacturers of agricultural
                                                                          equipment).

 Allan D. Engel*                   46     Director, Vice President,       Sr. Manager, Investments                         $5,000
 7575 Fulton Street East                  Secretary and Assistant         and Real Estate
 Ada, Michigan                            Treasurer of the Fund;          Amway Corporation
 49355-7150                               Director, President,
                                          and Secretary of the Investment
                                          Advisor; and Director, Vice
                                          President, Secretary and
                                          Assistant Treasurer of the
                                          Transfer Agent.

 Donald H. Johnson                 67     Director of the Fund            Retired Vice President-Treasurer, SPX            $5,000
 609 Second Street                                                        Corporation (Designs, manufactures and
 No. Muskegon, Michigan                                                   markets products and services for the
 49445                                                                    motor vehicle industry, 1986 to
                                                                          present; Vice President and Director
                                                                          Owatonna Tool, 1984 to 1986 (Owatonna
                                                                          Tool acquired by SPX in 1985);
                                                                          Secretary-Treasurer, Director Owatonna
                                                                          Tool, Director Owatonna Tool, 1969 to
                                                                          1984.

                                                           AMWAY MUTUAL FUND, INC.
                                                                                                                         Director's
 Name and Address                   Age            Office Held                       Principal Occupation              Compensation
 Walter T. Jones                    55    Director of the Fund              Retired Senior Vice President-Chief              $5,000
 936 Sycamore Ave.                                                          Financial Officer, Prince Corporation
 Holland, Michigan                                                          (Automotive interior trim and interior
 49424                                                                      systems; automotive designer,
                                                                            manufacturer and supplier; and designer
                                                                            and manufacturer of die casting
                                                                            machines.)

 James J. Rosloniec*                53    Director, President and           Vice President-Audit and Control, Amway          $5,000
 7575 Fulton Street East                  Treasurer of the Fund; and        Corporation, 1991 to present; Vice
 Ada, Michigan                            Director, Vice-President and      President-Finance and Treasurer, Amway
 49355-7150                               Treasurer of the Investment       Corporation, 1979 to 1991.
                                          Advisor; and Director,
                                          President and Treasurer of the
                                          Transfer Agent.

 Richard E. Wayman                  63    Director of the Fund              Former Finance Director, Amway                   $5,000
 7575 Fulton Street East                                                    Corporation, 1976 to 1996
 Ada, Michigan
 49355-7150


   *These Directors are interested persons under the Investment Company Act of 1940, as amended.

     All Officers and certain Directors of the Fund and the Investment Advisor are affiliated with Amway Corporation. The Officers serve without compensation from the Fund. Fees paid to all Directors during the year ended December 31, 1997, amounted to $25,000. Under the Advisory Contracts, the Investment Advisor pays the fees of the Directors of the Fund. The Directors and Officers of the Fund owned, as a group, less than 1% of the outstanding shares of the Fund. The advisor also serves as the Fund's principal underwriter (see "Distribution of Shares").

                       INVESTMENT ADVISOR AND OTHER SERVICES

The Fund has entered into an Advisory and Service Contract ("Contract") with Amway Management Company (the "Investment Advisor"). Under the Contract, the Fund employs the Investment Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Board of Directors of the Fund, and to provisions of the Fund's current Prospectus; to furnish for the use of the Fund, office space and all necessary office facilities, equipment, and personnel for servicing the investments of the Fund; and (with certain specific exceptions) administering its affairs and to pay the salaries and fees of all Officers and Directors of the Fund. Amway Corporation provides the Investment Advisor with such employee services on a contractual basis. The Investment Advisor has served the Fund in that capacity since 1971. The Investment Advisor will, from time to time, discuss with the Fund economic investment developments which may affect the Fund's portfolio and furnish such information as the Investment Advisor may believe appropriate for this purpose. The Investment Advisor will maintain such statistical and analytical information with respect to the Fund's portfolio securities as the Investment Advisor may believe appropriate and shall make such materials available for inspection by the Fund as may be reasonable. Except when otherwise specifically directed by the Fund, the Investment Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities for the Fund's account.

                                  AMWAY MUTUAL FUND

     The Investment Advisor shall be permitted to enter into an agreement with another advisory organization (sub-advisor) whereby the sub-advisor will provide the investment advice and services required to manage the Fund's investment portfolio as provided for in the Contract.

     Under the Contract, the Fund will pay all its expenses other than those expressly stated to be payable by the Investment Advisor, which expenses payable by the Fund include, without implied limitation, (i) registration of the Fund under the Investment Company Act of 1940; (ii) commissions, fees, and other expenses connected with the purchase or sale of securities; (iii) auditing, accounting, and legal expenses; (iv) taxes and interest; (v) government fees;
(vi) expenses of issue, sale, repurchase, and redemption of shares; (vii) expenses of registering and qualifying the Fund and its shares under federal and state securities laws and of preparing and printing prospectuses for such purposes and for distributing the same to shareholders and investors; (viii) expenses of reports and notices to shareholders and of meetings of shareholders and proxy solicitations therefore; (ix) fees and expenses related to the determination of the Fund's net asset value; (x) insurance expenses; (xi) association membership dues; (xii) fees, expenses, and disbursements of custodians and sub-custodians for all services to the Fund (including without limitation safekeeping of funds and securities, and keeping of books and accounts); (xiii) fees, expenses, and disbursement of transfer agents, dividend disbursing agents, shareholder servicing agents, and registrars for all services to the Fund; and (xiv) such non-recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims, and the obligation of the Fund to indemnify its Directors and Officers with respect thereto.


     In return for its management and investment advisory services, the Fund pays the Advisor, pursuant to the Contract, a fee amounting on an annual basis to approximately 0.55% on the first $100 million of average daily net assets of the fund, 0.50% on the next $50 million in assets, and 0.45% on the next $50 million in assets. When the fund's assets reach $200 million the rate would be 0.50% on assets up to $200 million and 0.45% on assets in excess of $200 million, so long as the fund continued to have at least $200 million in assets. The fee is computed daily and paid quarterly. The advisory fees paid by the Fund to the Investment Advisor during the years ended December 31, 1997, 1996, and 1995, were $727,102, $524,637, and $378,693, respectively.


     Jay Van Andel and Richard M. DeVos are controlling persons of the Investment Advisor and Transfer Agent (see "Transfer Agent"), since they own, together with their spouses, substantially all of the outstanding securities of Amway Corporation, which in turn indirectly owns all of the outstanding securities of each entity.


     A Sub-Advisory Agreement has been entered into between the Investment Advisor and Ark Asset Management Co., Inc., One New York Plaza, 29th Floor, New York, NY 10004 (Sub-Advisor). Under the Sub-Advisory Agreement, the Advisor employs the Sub-Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Advisor, the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus. Except when otherwise specifically directed by the Fund or the Advisor, the Sub-Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase or sale of portfolio securities for the Fund's account. For services rendered, the Investment Advisor, not the Fund, pays the Sub-Advisor a fee amounting on an annual basis to approximately
0.45% on the first $100 million of average daily net assets of the fund, 0.40% on the next $50 million in assets, and 0.35% on the next $50 million in assets. When the fund's assets reach $200 million the rate would be 0.40% on assets up to $200 million and 0.35% on assets in excess of $200 million, so long as the fund continued to have at least $200 million in assets.


     The Contract and Sub-Advisory Agreement continue in effect indefinitely from year to year so long as their continuance after the initial two-year period is specifically approved at least annually by vote of the Board of Directors, or by vote of a majority of the outstanding shares of the Fund. In addition, and in either event, the Contract and Sub-Advisory Agreement and their terms must be approved at least annually by a vote of a majority of the Directors of the Fund who are not parties to the Contract or Sub-Advisory Agreement, or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. The Contract and Sub-Advisory Agreement were approved by vote of a majority

                                  AMWAY MUTUAL FUND

of the outstanding shares at the Annual Meeting of Shareholders on April 22, 1998. The Contract and Sub-Advisory Agreement provide that they will terminate automatically in the event of their assignment. In addition, the Contract and Sub-Advisory Agreement are terminable at any time without penalty by the Board of Directors or by vote of a majority of the Fund's outstanding shares on 60 days' written notice to the Investment Advisor or Sub-Advisor, and by the Investment Advisor or Sub-Advisor on 60 days' written notice to the Fund.


     The Fund has entered into an agreement with DST Systems, Inc. ("DSTS") whereby DSTS provides a portfolio accounting and information system for portfolio management for the maintenance of records and processing of information which is needed daily in the determination of the net asset value of the Fund. Currently, this expense amounts to approximately $2,500 per month.

                                PLAN OF DISTRIBUTION


     The Trust has adopted a Plan and Agreement of Distribution ("Distribution Plan"). Under the Distribution Plan, which became effective on April 22, 1998, the Adviser will provide services in connection with distributing the Fund's shares, and will be compensated at a maximum annual rate of 0.25 of 1% of the average daily net assets of the Fund.


     Amounts received by the Adviser may be retained by the Adviser as compensation for its services, or paid to other investment professionals who provide services in connection with the distribution of Fund shares. the Trustees will review the services provided and compensation paid pursuant to the Distribution Plan no less often than quarterly.


     The Adviser acts as the exclusive agent for sales of shares of the Fund pursuant to a Principal Underwriting Agreement. Prior to April 22, 1998, the Adviser received a sales commission of 3% of the offering price of the Fund's shares. The sales commission was eliminated when the Fund adopted the Distribution Plan.


     During the years ended December 31, 1997, 1996, and 1995, the Adviser received sales commissions of $513,417, $475,319, and $406,631, respectively, pursuant to the Principal Underwriting Agreement. The only compensation currently received by the Adviser in connection with the sale of Fund shares is pursuant to the Distribution Plan.


                                   TRANSFER AGENT

     Under a separate contract, the functions of the Transfer Agent and Dividend Disbursing Agent are performed by Amway Management Company, Ada, Michigan, which acts as the Fund's agent for transfer of the Fund's shares and for payment of dividends and capital gain distributions to shareholders.

     In return for its services, the Fund pays the Transfer Agent, pursuant to the contract, a fee of $1.167 per account in existence during the month, payable monthly, less earnings in the redemption liquidity account after deducting bank fees, if any. The fee schedule is reviewed annually by the Board of Directors.

                                  AMWAY MUTUAL FUND

                                      CUSTODIAN
     The portfolio securities of the Fund are held, pursuant to a Custodian Agreement, by Michigan National Bank, 77 Monroe Avenue, Grand Rapids, Michigan, as Custodian. The Custodian performs no managerial or policymaking functions for the Fund.
                                      AUDITORS
     BDO Seidman, LLP, 99 Monroe Avenue, N.W., Suite 800, Grand Rapids, Michigan, are the independent certified public accountants for the Fund. Services include an annual audit of the Fund's financial statements, tax return preparation, and review of certain filings with the SEC.

                              ORGANIZATION OF THE FUND

     The Fund is a series of Amway Mutual Fund Trust, an open-end management investment company which was organized as a Delaware business trust on February 2, 1998. The Fund is the successor of Amway Mutual Fund, Inc., which was organized as a Delaware corporation on February 13, 1970.


     The Fund is presently the only series of the Trust. The Declaration of Trust authorizes the Trustees to create additional series and to issue an unlimited number of units of beneficial interest, or "shares." The Trustees are also authorized to issue different classes of shares of any series. No series which may be issued by the Trust is entitled to share in the assets of any other series or is liable for the expenses or liabilities of any such series.


     When issued, shares of beneficial interest ("Shares") in the Fund will be fully paid and non-assessable. Shares are freely transferable and have no preemptive, subscription or conversion rights. Each share has a par value of $1.00.


     The Trust is not required to hold annual meetings of shareholders and does not intend to hold such meetings. Shareholders of the Trust will have voting rights only with respect to the limited number of matters specified in the Declaration of Trust, and such other matters as may be determined by the Trustees or as may be required by law. A meeting will be called for the purpose of voting on the removal of a Trustee at the written request of holders of 10% of the Trust's outstanding shares. In the event a meeting of shareholders is held, each share will be entitled to one vote on all matters presented to shareholders, including the election of Trustees. In the event that Amway Management Company ceases to be the investment advisor for the Fund or the Trust, the right of the Fund and the Trust or the Fund to use the identifying name "Amway" may be withdrawn.


                                 PURCHASE OF SHARES

     Pursuant to a Principal Underwriter Agreement, the Investment Advisor acts as exclusive agent for the sale of shares of the Fund. The minimum initial investment required to establish an account is $500. An additional investment in the minimum amount of $50 can be made in your account at any time. Investments are made at the offering price, which includes a sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's Shares"), next determined after the Fund receives your purchase application and investment.

     You may open a new account with the Fund by completing the enclosed application, submitting your check made payable to Amway Management Company and mailing the required information to Amway Management Company, 7575 Fulton Street East, Ada, Michigan 49355-7150.

     You may make additional investments to existing accounts by mail, wire, or by the use of the pre-authorized check privilege. When making an additional investment by check, please tear-off the stub from your statement of account, or enclose a letter of instructions including your account number and your check made payable to Amway Management Company. Wire transfers would normally be used for large purchases. You may also arrange to make periodic investments through automatic deductions from your checking account by completing the appropriate form and providing the necessary documentation to establish this privilege. Please contact the Fund for additional information for utilizing either of these two options.

                                  AMWAY MUTUAL FUND

     When your first investment is received, the Fund will open an investment account for you which will remain open as long as you are a shareholder. This account offers you a simple means of purchasing shares of the Fund whenever you choose without submitting any additional application forms. This account is also designed to encourage you to make investments regularly towards your financial goals, but you have no obligation to purchase any specified amount of shares and you may terminate your account at any time. When the Investment Advisor receives your investment, it will purchase for your account the corresponding number of the Fund's shares, and any fraction of a share carried out to three decimal places, at the offering price next computed after your investment is received by the Investment Advisor.

     Each time you purchase shares or sell shares, you will receive a Statement of Account showing the number of shares then in your investment account.

     Under this arrangement, stock certificates will not be delivered to you unless you so request in writing, in which cases a certificate will promptly be delivered to you or your bank for the number of shares, not including fractional shares, which you own. It will generally be for your convenience not to receive stock certificates, as you are spared the trouble and expense of safeguarding stock certificates and the cost of a lost instrument bond in case of loss or destruction. Since stock certificates are unnecessary except for certain purposes, such as collateral for a loan, we recommend that you leave your shares on deposit until you need a certificate. If certificates have been issued for shares, they must be surrendered for redemption or transfer of those shares.

                DETERMINATION OF NET ASSET VALUE AND OFFERING PRICE
                                OF THE FUND'S SHARES

     The net asset value of the Fund's shares is determined by dividing the total current value of the assets of the Fund, less its liabilities, by the number of shares outstanding at that time. This determination is made as of the close of business on the New York Stock Exchange, 4:00 P.M. Eastern time, on each business day on which that Exchange is open or on any other day in which there is a sufficient degree of trading in the Fund's portfolio, except no computation will be made on a day in which no order to purchase or redeem was received. National holidays on which the New York Stock Exchange and the Fund will be closed are: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

     In determining the current value of the Fund's assets, securities listed or admitted to trading on a national securities exchange are valued at their last reported sale price on the market where principally traded, before the time of valuation. If a security is traded only in the over-the-counter market or if no sales have been reported for a listed security on that day, it will be valued at the mean between the current closing bid and asked prices. Securities for which market quotations are not readily available, including any restricted securities, and other assets of the Fund are valued at fair market value as determined in good faith by the Fund's Board of Trustees. The offering price is the net asset value per share at the next determined value after the order is placed, as determined above.

                                  AMWAY MUTUAL FUND

                              HOW SHARES ARE REDEEMED

     The Fund will redeem your shares upon receiving a proper request, as described in the Prospectus.

     Payment for redeemed shares is normally made in cash and mailed within seven days thereafter. However, under the Investment Company Act of 1940, the right of redemption may be suspended or the date of payment postponed for more than seven days: (1) for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings; (2) when trading on the New York Stock Exchange is restricted, as determined by the SEC; (3) when an emergency exists, as determined by the SEC, as a result of which it is not reasonably practicable for the Fund to dispose of its securities or determine the value of its nets assets; or (4) for such other period as the SEC may by order permit for the protection of the shareholders. During such a period, a shareholder may withdraw his request for redemption or receive the net asset value next computed when regular trading resumes.

     The Fund has filed with the SEC an election to pay for all redeemed shares in cash up to a limit, as to any one shareholder during any 90-day period, of $250,000 or 1% of the net asset value of the Fund, whichever is less. Beyond that limit, the Fund is permitted to pay the redemption price wholly or partly "in kind," that is, by distribution of portfolio securities held by the Fund. This would occur only upon specific authorization by the Board of Directors when, in their judgment, unusual circumstances make it advisable. It is unlikely that this will ever happen, but if it does, you will incur a brokerage charge in converting the securities received in this manner into cash. Portfolio securities distributed "in kind" will be valued as they are valued for the determination of the net asset value of the Fund's shares.

                        MONEY MARKET FUND EXCHANGE PRIVILEGE

     The Underwriter for Amway Mutual Fund, Inc. ("Fund") has arranged for shares of the three money market portfolios of Cash Equivalent Fund, an open-end money market mutual fund ("Money Market Fund") to be available in exchange for shares of the Fund for shareholders resident in the U.S. Also, clients of the Underwriter can exchange shares in the Money Market Fund for shares of the Fund. Shares of the Money Market Fund so acquired (including any reinvested dividends thereon) may be re-exchanged for shares of the Fund without sales charge. All other shares will be subject to the sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's shares"). The Underwriter receives a maximum fee from Kemper Financial Services, Inc., the distributor and administrator for the Money Market Fund, of .38 of 1% per year of the average daily net asset value of shares of the Money Market and Government Securities Portfolios, and of .33 of 1% per year of the average daily net asset value of shares of Tax-Exempt Portfolio, acquired through this exchange privilege. This exchange privilege does not constitute an offering or recommendation by the Fund of the Money Market Fund. The Money Market Fund is separately managed.

                                  AMWAY MUTUAL FUND

     The above described Exchange Privilege may be exercised by sending written instruction to the Transfer Agent. See "How Shares Are Redeemed" for applicable signatures and signature guarantee requirements. Shareholders may authorize telephone or telegram exchanges or redemptions by making an election on your application. Procedures required by the Fund to ensure that a shareholder's requested telephone or telegram transaction is genuine include identification by the shareholder of the account by number, recording of the requested transaction and sending a written confirmation to shareholders reporting the requested transaction. The Fund is not responsible for unauthorized telephone or telegram exchanges unless the Fund fails to follow these procedures. Shares must be owned for 15 days before exchanging and cannot be in certificate form unless the certificate is tendered with the request for exchange. An exchange requires the purchase of shares of the particular portfolio of the Money Market Fund with a value of at least $1,000 to establish a new account or $100 to add to an existing account. Exchanges will be accepted only if the registration of the two accounts is identical. Exchange redemptions and purchases are effected on the basis of the net asset value next determined after receipt of the request in proper order by the Fund. In the case of exchanges into the Money Market Fund, dividends generally commence on the following business day. For federal and state income tax purposes, an exchange is treated as a sale and may result in a capital gain or loss, although if the shares exchanged have been held less than 91 days, the sales charge paid on such shares is not included in the tax basis of the exchanged shares, but is carried over and included in the tax basis of the shares acquired.

     A prospectus for the Money Market Fund which contains information concerning charges and expenses may be obtained from the Underwriter. A shareholder should read the prospectus carefully and consider differences in objectives and policies before making any exchange. The Fund or the Underwriter can change or discontinue this privilege, although shareholders generally would be given 60 days advance notice of any termination or material amendment of the Fund Exchange Privilege and shareholders who had exchanged into the Money Market Fund generally would be permitted to reacquire shares of the Fund without sales charge for at least 60 days after notice of termination of the Exchange Privilege with the Money Market Fund.

                                  AMWAY MUTUAL FUND

                                 FEDERAL INCOME TAX

     The Fund intends to continue to comply with the provisions of Subchapter M of the Internal Revenue Code applicable to investment companies. Accordingly, as the result of paying to its shareholders as dividends and distributions substantially all net investment income and realized capital gains, if any, the Fund will be relieved of substantially all Federal income tax.


     For Federal income tax purposes, distributions of net investment income and any capital gains will be taxable to shareholders. Distributions of net investment income will normally qualify for the 70% deduction for dividends received by corporations. After the last dividend and capital gains distribution in each year, the Fund will send you a statement of the amount of the income and capital gains which you should report on your Federal income tax return. Dividends derived from net investment income and net short-term capital gains are taxable to shareholders as ordinary income and long-term capital gain dividends are taxable to shareholders as long-term capital gain regardless of how long the shares have been held and whether received in cash or reinvested in additional shares of the Fund. Qualified long-term capital gain dividends received by individual shareholders are taxed a maximum rate of 28%.


     In addition, shareholders may realize a capital gain or loss when shares are redeemed. For most types of accounts, the Fund will report the proceeds of redemptions to shareholders and the IRS annually. However, because the tax treatment also depends on the purchase price and a shareholder's personal tax position, you should also keep your regular account statements to use in determining your tax.

     On the record date for a distribution, the Fund's share value is reduced by the amount of the distribution. If a shareholder buys shares just before the record date ("buying a dividend"), they will pay the full price for the shares, and then receive a portion of the price back as a taxable distribution.

     Also, under the Code, a 4% excise tax is imposed on the excess of the required distribution for a calendar year over the distributed amount for such calendar year. The required distribution is the sum of 98% of the Fund's net investment income for the calendar year plus 98% of its capital gain net income for the one-year period ended December 31, plus any undistributed net investment income from the prior calendar year, plus any undistributed capital gain net income from the prior calendar year, minus any overdistribution in the prior calendar year. The Fund intends to declare or distribute dividends during the appropriate periods of an amount sufficient to prevent imposition of the 4% excise tax.

     Under certain circumstances, the Fund will be required to withhold 31% of a shareholder's distribution or redemption from the Fund. These circumstances include failure by the shareholder to furnish the Fund with a proper taxpayer identification number; notification of the Fund by the Secretary of the Treasury that a taxpayer identification number is incorrect, or that withholding should commence as a result of the shareholder's failure to report interest and dividends; and failure of the shareholder to certify, under penalties of perjury, that he is not subject to withholding. In this regard, failure of a shareholder who is a foreign resident to certify that he is a nonresident alien may result in 31% of his redemption proceeds and 31% of his capital gain distribution being withheld. In addition, such a foreign resident may be subject to a 30% or less, as prescribed by an applicable tax treaty, withholding tax on ordinary income dividends distributed unless he qualifies for relief under an applicable tax treaty.

     Trustees of qualified retirement plans are required by law to withhold 20% of the taxable portion of any distribution that is eligible to be "rolled over." The 20% withholding requirement does not apply to distributions from IRA's or any part of a distribution that is transferred directly to another qualified retirement plan, 403(b)(7) account or IRA. Shareholders should consult their tax advisor regarding the 20% withholding requirement.

     Prior to purchasing shares of the Fund, the impact of any dividends or capital gain distributions which are about to be declared should be carefully considered. Any such dividends and capital gain distributions declared shortly after you purchase shares will have the effect of reducing the per share net asset value of your shares by the amount of dividends or distributions on the ex-dividend date. All or a portion of such dividends or distributions, although in effect a return of capital, are subject to taxes which may be at ordinary income tax rates.

     Each shareholder is advised to consult with his tax advisor regarding the treatment of distributions to him under various state and local income tax laws.

                         INVESTMENT PERFORMANCE INFORMATION

     Following is a table illustrating the Fund's performance for annual periods ended December 31, 1997, and its average annual total return percentages for one, five and ten years.


----------------------------------------------------------------------------------------------------------------------
                                                                    Accumulative        Accumulative
                                                                  Value of Shares     Value of Shares
        Calendar Years        Cost of            Value of           Accepted As          Accepted As
            Ended             Initial             Initial           Capital Gain       Ordinary Income          Total
          December 31        Investment          Investment         Distributions         Dividends             Value
----------------------------------------------------------------------------------------------------------------------
            1988               $1,000                825                 226                  18                1,069
            1989                                     922                 451                  46                1,419
            1990                                     867                 509                  58                1,434
            1991                                   1,031                 921                  82                2,034
            1992                                     962               1,026                  82                2,070
            1993                                     980               1,225                  89                2,294
            1994                                     874               1,196                  89                2,159
            1995                                     944               1,746                 129                2,819
            1996                                     968               2,336                 168                3,472
            1997                                     982               3,057                 214                4,253
----------------------------------------------------------------------------------------------------------------------


                                              Average Annual Total Return For
                                            The Periods Ended December 31, 1997
                                                  Amway        Ark Composite
----------------------------------------------------------------------------------------------------------------------
               One Year                           22.47%            22.67%
               Five Years                         15.51%            19.56%
               Ten Years                          15.58%            17.48%
----------------------------------------------------------------------------------------------------------------------

                                  AMWAY MUTUAL FUND

     Total return performance for the Fund is calculated by making an initial investment of $1,000 at the beginning of the period, in the Fund's shares at the asking price and reinvesting all ordinary income dividends and capital gain distributions paid during the period in additional shares at net asset value per share on the reinvestment dates. Prior to 1991 and 1998 the Fund had a maximum sales charge of 6% and 3%, respectively, based upon amount of shares purchased. The illustration includes recurring expenses incurred by all shareholder accounts and not those incurred for specific shareholder purposes such as bank fees for wire transfers, Individual Retirement Accounts, or Profit-Sharing Trusts.


     Total return performance also includes the composite performance of the Fund's current sub-adviser, ARK Asset Management Company, who has been the Fund's sub-adviser since May 1, 1995. The composite performance sets forth the returns of the institutional private accounts managed by the sub-adviser which have substantially similar investment objectives and policies as the Fund. The data is provided to illustrate the past performance of the sub-adviser in managing substantially similar accounts and does not represent the performance of the Fund.


     Shareholders should not consider the composite performance data as an indication of future performance of the sub-adviser. the investment results of the sub-adviser composite presented is unaudited and calculated in accordance with the recommended standards of the Association for Investment Management and Research retroactively applied to all time periods. All composite returns presented were calculated on a total return basis and included all dividends and interest, accrued income and realized and unrealized gains and losses, and deductions for brokerage commissions and execution costs. Composite returns are adjusted to assume that the Fund's operating charges, expenses, and fees (the Fund's historical expense ratio) were deducted during such periods. No adjustment has been made for the impact on the expense ratio due to growth in the Fund's assets, shareholder approval of changes to management fees or the adoption of a 12b-1 Distribution Plan.



     The average annual total return for the Fund and Ark Composite for a specific period is found by dividing the ending total value by the cost of the initial investment for the period and taking this quotient to the Nth root, then subtracting 1 (N represents the number of years in the period).
The average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the Fund's performance had been constant over the entire period. Such calculation is with all ordinary income dividends and capital gain distributions reinvested at net asset value exclusive of sales charges. No adjustment has been made for any income taxes payable by shareholders on ordinary income dividends and capital gains distributions accepted in shares which are payable by shareholders in the tax year received.

     Average annual total return percentages of the Fund will vary and the publication of performance results is not a representation as to future investment performance. Factors affecting the Fund's performance include general market conditions, operating expenses and investment management. Net asset values of the Fund will fluctuate. Additional information about the performance of the Fund is contained in the Annual Shareholders Report which can be obtained without charge.


                      REPORTS TO SHAREHOLDERS AND ANNUAL AUDIT

     The Fund's year begins on January 1 and ends on December 31. At least semiannually, the shareholders of the Fund receive reports, pursuant to applicable laws and regulations, containing financial information. The annual shareholders report is incorporated by reference into the Statement of Additional Information. The cost of printing and distribution of such reports to shareholders is borne by the Fund.

     At least once during each year, the Fund is audited by independent certified public accountants appointed by resolution of the Board and approved by the shareholders. The fees and expenses of the auditors are paid by the Fund.


     The financial statements for the Fund are contained in the Fund's 1997 Annual Report to Shareholders along with additional information about the performance of the Fund, which is incorporated herein by reference and may be obtained by writing or calling the Fund.

AMWAY MUTUAL FUND
7575 Fulton Street East
Ada, Michigan, 49355-7150
(616) 787-6288
(800) 346-2670

Contents                                                          Page
Objectives, Policies, and
  Restrictions on the Fund's
  Investments                                                        3
Portfolio Transactions and
  Brokerages                                                         4
Principal Shareholders                                               5
Officers and Directors of the Fund                                   5
Investment Advisor and Other Services                                6
Distribution of Shares                                               8
Transfer Agent                                                       9
Custodian                                                            9
Auditors                                                             9
Voting Rights of Common Shareholders                                 9
Purchase of Shares                                                   9
Determination of Net Asset Value
  and Offering Price of the Fund's
  Shares                                                            10
How Shares are Redeemed                                             11
Reinvestment Privilege                                              11
Money Market Fund Exchange Privilege                                12
Federal Income Tax                                                  13
Investment Performance Information                                  14
Reports to Shareholders and
  Annual Audit                                                      15

Printed in U.S.A.

AMWAY
MUTUAL
FUND,

                                    STATEMENT OF
                               ADDITIONAL INFORMATION





                                   April 22, 1998







                                AMWAY MUTUAL FUND LOGO

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

     ITEM 24.  Financial Statements and Exhibits
               (a)  Financial Statements:
                    The financial statements listed below are filed as part of the registration statement:

                               LOCATION IN REGISTRATION STATEMENT

                            Part A             Part B               Part C
                         (Prospectus)       (Statement of
                                             Additional
                                             Information)
                           Page No.            Page No.            Page No.
                         ------------   -----------------------  -------------
Independent Auditors'
Report                                                                C-

Assets and Liabilities
 Year Ended December                                                  C-
  31, 1997

Statement of Operations
 Year Ended December                                                  C-
  31, 1997

Schedule of Investments
 Year Ended December                                                  C-
  31, 1997

Changes in Net Assets
 Years Ended December                                                 C-
  31, 1997 and 1996

Consent of Independent
Certified Public
Accountants                                                           C-

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

ITEM 24.  Financial Statements and Exhibits (Continued)
          (a)  Exhibits:


                i.  DECLARATION OF TRUST

                         The Declaration Of Trust for Amway Mutual Fund Trust is
                    included on, Pages C-__ through C-__.

               ii.  BY-LAWS

                         The By-Laws of Amway Mutual Fund Trust (A Delaware
                    Trust), is included on Pages C-__ through C-__.

               iii. CERTIFICATE OF OWNERSHIP INTERESTS

                         The Certificate Of Ownership Interests will be filed in
                    a subsequent Amendment to the Registration Statement.


               iv. ADVISORY AND SERVICE CONTRACT BETWEEN AMWAY MUTUAL FUND AND AMWAY MANAGEMENT COMPANY

                         The Amended Advisory and Service Contract between Amway
                    Mutual Fund and Amway Management Company is included on Pages C-__ through C-__, and a substantially identical restated agreement will be filed in a subsequent amendment to this registration statement.


               v.   SUB-ADVISORY AGREEMENT

                         The Sub-Advisory Agreement between Amway Management
                    Company and ARK Asset Management Company, Inc., with amendments, is included on Pages C-__ through C-__, and a substantially identical restated agreement will be filed in a subsequent amendment to this registration statement.

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

ITEM 24.  Financial Statements and Exhibits (Continued)
          (b)  Exhibits:

               vi. PRINCIPAL UNDERWRITER AGREEMENT BETWEEN AMWAY MUTUAL FUND AND AMWAY MANAGEMENT COMPANY

                         The Amended Principal Underwriter Agreement between
                    Amway Mutual Fund and Amway Management Company is included on Pages C-__ through C-__, and a substantially identical restated agreement will be filed in a subsequent amendment to this registration statement.


               vii. CUSTODIAN AGREEMENT

                         The Amended Custodian Agreement is incorporated by
                    reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages C-100 through C-112, as filed on March 1, 1996.

              viii. TRANSFER AGENCY AND DIVIDEND DISBURSING AGENCY AGREEMENT
                    BETWEEN AMWAY MUTUAL FUND AND AMWAY MANAGEMENT COMPANY

                         The Transfer Agency and Dividend Disbursing Agency
                    Agreement between Amway Mutual Fund and Amway Management Company is included on Pages C-__ through C-__.

               ix. COMMON-RECORDS AGREEMENT AMONG AMWAY MUTUAL FUND AND AMWAY MANAGEMENT COMPANY

                    The Common-Records Agreement between Amway Mutual Fund and Amway Management Company is included on Pages C-__ through C___.

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

ITEM 24.  Financial Statements and Exhibits (Continued)
          (b)  Exhibits

               x.   PORTFOLIO ACCOUNTING AND RESEARCH INFORMATION SYSTEM

                         The Portfolio Accounting and Research Information
                    System Agreement between Amway Management Company and DST Securities, Inc. is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post Effective Amendment No. 41, Part C, Pages C-122 through C-147, as filed on March 1, 1996.

               xi.  LEGAL OPINION

                         The legal opinion is included on page C-___.


               xii. FINANCIAL STATEMENT

                         The Annual Report for Amway Mutual Fund, Inc. is
                    included on Pages C-_ through C-__.

              xiii. TRUST AGREEMENT ESTABLISHING THE AMWAY MUTUAL FUND MASTER
                    PROFIT-SHARING TRUST AND RELATED DOCUMENTS

                         The Trust Agreement establishing the Amway Management
                    Company Master Profit-Sharing Trust and related documents is included on Pages C-___ through C-___.

               xiv. TRUST AGREEMENT ESTABLISHING THE AMWAY MUTUAL FUND
                    INDIVIDUAL RETIREMENT ACCOUNT AND RELATED DOCUMENTS

                         The Trust Agreement establishing the Amway Management
                    Company Individual Retirement Account and related documents, as amended, are included on, Pages C-___ through C-___.


               xv.  12b-1 PLAN FOR DISTRIBUTION

                         The 12b-1 Plan for Distribution is included on Pages
                    C-___ through C-______.

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

ITEM 24.  Financial Statement and Exhibits (Continued)
          (b)  Exhibits

               xvi. APPLICATION ESTABLISHING AN AMWAY MUTUAL FUND INVESTMENT

                         The Application establishing an investment with Amway
                    Mutual Fund is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post Effective Amendment No. 42, Part C, Pages C-20 and C-21.

             xvii.. EXHIBIT OF PERFORMANCE CALCULATIONS

                         The schedules for computation of each performance
                    quotation provided in the Registration Statement in response to Item 22 are included on Pages C-__ through C-__.

             xviii. POWER OF ATTORNEY

                         The Power of Attorney authorizing the signer of the
                    Registration Statement to sign as Attorney-In-Fact for certain Directors is included on Page C-__.

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

                                     LOCATION IN REGISTRATION STATEMENT

                                 Part A         Part B               Part C
                               (Prospectus)  (Statement of
                                              Additional
                                             Information)
                                 Page No.       Page No.            Page No.
                               ------------  --------------        ----------
ITEM 25.  Persons Controlled
          by or under Common
          Control with                                                C-
          Registrant

ITEM 26.  Number of Holders of
          Securities                                                  C-

ITEM 27.  Indemnification                                             C-

ITEM 28.  Business and Other
          Connections of                                              C-
          Investment Adviser

ITEM 29.  Principal Underwriter                                       C-

ITEM 30.  Location of Accounts
          and Records                                                 C-

ITEM 31.  Management Services                                         C-

ITEM 32.  Undertakings                                                C-

                               AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION


                 CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Amway Mutual Fund, Inc.
Ada, Michigan




     We hereby consent to the incorporation by reference in the Statement of Additional Information constituting a part of this Registration Statement of our report dated January 16, 1998, relating to the financial statements, schedules and selected per share data and ratios of Amway Mutual Fund, Inc. appearing in the Company's Annual Shareholders Report for the year ended December 31, 1997.

     We also consent to the reference to us under the captions "Financial Highlights" in the Prospectus and "Auditors" in the Statement of Additional Information.




                                        /s/ BDO Seidman, LLP
                                        BDO Seidman, LLP


Grand Rapids, Michigan
February 23, 1998

                                       AMWAY
                                       MUTUAL
                                       FUND,

                                       ANNUAL
                                       REPORT
                                        1997

               Printed in U.S.A.      795058       L-6882-SAD

BULK RATE
U.S. POSTAGE
PAID
ADA, MI
PERMIT 100

AMWAY MUTUAL FUND
7575 Fulton Street East
Ada, Michigan 49355-7150

AMWAY MUTUAL FUND, INC.

Dear Shareholders:

     I am pleased to provide you with the Annual Report to Shareholders for Amway Mutual Fund, Inc. for the period ended December 31, 1997.

     1997 continued as another extraordinarily successful year for investments in stocks, with performance well surpassing historical norms for the third straight year. Your Fund continued to participate in that performance during 1997 with a total return of 22.47%. In addition, the net assets held in the Fund increased from 113,327,402 to 139,165,575 at the close. The number of accounts rose from 17,481 to 18,694 during the year.

     We anticipate continued volatility in the equity markets during 1998; however, we expect that our large cap value style positions us to continue to participate in up markets and cushion the impact of down markets. Also, you may help to temper the effects of this market volatility on your investments and reduce the risk of market-timing decisions through a systematic program of investing on a regular basis-commonly referred to as dollar cost averaging. Such a program does not assure a profit and does not protect against loss in a declining market; however, it should help you lower the average cost of your purchases.

     Please take a moment to review the following pages which report how well your fund has done over various time periods. Also included is a discussion of the market factors and conditions, and investment strategies and techniques that impacted our Fund's performance during 1997. We remain committed to investments in stocks that represent very good values. In a market in which valuations have become extended, this should provide a defense going forward. Also, we believe that we are well positioned to participate in any future market appreciation.

     Thank you for your continued trust in Amway Mutual Fund, Inc. All of us associated with the Fund will continue in our best efforts to provide you with the high level of performance and customer service you have come to expect.

Sincerely,

/s/ James J. Rosloniec

James J. Rosloniec
President

                                AMWAY MUTUAL FUND, INC

                              INVESTMENT MANAGER REVIEW

     At the beginning of 1997, there was great concern about rising interest rates (the Federal Reserve actually raised short rates early in the year), too strong an economy and inflation. These concerns melted away as the year progressed, and investors discovered themselves to be in the ultimate Goldilocks economy, i.e. a period of low inflation, falling long-term bond rates and solid earnings growth. This resulted in a continued increase in stock prices in 1997 as investors enthusiastically bought stocks in response to the strong underlying economic and financial fundamentals. The market began 1997 by staging an early rally and then declining in the face of rising interest rates, to a level in April below its January opening price. The S&P 500 rose from 759.64 in April to
954.29 by the end of July for a 25.6% increase which was virtually straight up over four months. After a period of market fluctuation, stock prices then had a larger correction of about 11% in October and then rallied strongly into year end but failed to make new highs in the market indices.

     Areas of stock leadership in 1997 were concentrated in health care, financials, consumer staples, communication services, and consumer cyclicals. The worst performing groups were basic materials, energy, and electric and gas utilities, although electric started to do better in the fourth quarter. Your Fund gained 22.47%, which is above the historical average return on the S&P 500, but below the return of the S&P 500 for 1997.

     The Fund's performance as compared to the S&P 500 was primarily due to three factors. The first relates to the narrow advance in the equities market and the price/earnings multiples of those stocks. Industry weightings is the second factor to impact the portfolio. For example, the strong performance of the bank stocks, where we had reduced our exposure due to concerns about valuation and high earnings levels, negatively impacted our relative performance. Finally, in a few instances individual stock selection negatively impacted the portfolio when the fundamentals of the companies deteriorated.

     We remain committed to our philosophy to invest in securities that sell at reasonable prices. We believe this will permit us to participate in up markets and our valuation discipline (high price/earnings multiples are generally avoided) will cushion portfolios in a downturn. Thus, we expect to outperform the S&P 500 over the long term. Although the Fund experienced a gain of 22.47%, it did not outperform the S&P 500 last year. The Fund's comparative results reflect the Fund's value-oriented investment policies and the unusually strong performance of the S&P 500 during 1997.

     Your Fund, as always, is positioned in stocks where we believe there is good value versus the market as measured by the price-earnings ratio versus that of the S&P 500 on one year forward earnings estimates. We continue to believe that the market will eventually favor and reward us for our investment in the undervalued stocks that we typically own.

     We believe that factors exist that could potentially lead to a positive year for 1998, including continued economic growth and continued growth in earnings of about 5% in the aggregate. It is our belief that these factors will remain positive even after adjustments for the problems in the Pacific Rim countries. With lower interest rates being widely predicted, it would appear that the valuation level of the market may be sustained and supported by estimated earnings growth of 5% and by the dividend yield of about 1.6%. While the economic expectations appear to remain positive, we do not anticipate the market returns achieved during the prior three years. The management of the Fund will continue to monitor all relevant market factors and be ready to respond in an efficient manner that is consistent with the Fund's investment policy.

                               AMWAY MUTUAL FUND, INC
                             AVERAGE ANNUAL TOTAL RETURN*
                           Periods ended December 31, 1997


                                   One Year       Five Year      Ten Year
                                   --------       ---------      --------
Amway Mutual Fund
(inclusive of 3% sales charge)      18.97%          14.82%        15.22%
Amway Mutual Fund
(exclusive of 3% sales charge)      22.47%          15.51%        15.58%
S&P 500**                           33.36%          20.25%        18.04%

Growth of an assumed $10,000 investment in Amway Mutual Fund from 12/31/87 through 12/31/97*


                                       [GRAPH]


     *The illustrations include recurring expenses incurred by all shareholder accounts, and all ordinary income dividends and capital gain distributions reinvested at net asset value. No adjustments have been made for any income taxes payable by shareholders on ordinary income dividends and capital gain distributions accepted in shares which are payable by shareholders in the tax year received. Past performance is not predictive of future performance. Returns and net asset value fluctuate and an investor's shares, when redeemed, may be worth more or less than their original investment. For additional information, see the prospectus, Statement of Additional Information and the Financial Highlights at the end of this report.

     **The Standard and Poor's 500 Stock Index represents an unmanaged index generally representative of the U.S. stock market and is not impacted by the Fund's sales charge or operating expenses.

                            AMWAY MUTUAL FUND, INC.
                            SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1997


                                                                % of         Shares or       Market
                                                             Investments     Par Value       Value
                                                             -----------     ---------       -----
BANKING                                                          1.85%
  Chase Manhattan Corp. (New)                                                  10,400      1,138,800
  NationsBank Corp.                                                            22,100      1,343,956
                                                                                          ----------
                                                                                           2,482,756
                                                                                          ----------

BUILDING MATERIALS AND GARDEN SUPPLIES                           0.39%
  Lowe's Companies, Inc.                                                       11,000        524,563
                                                                                          ----------

BUSINESS SERVICES                                                2.75%
  Bell Atlantic Corp.                                                          15,332      1,395,212
  Xerox Corp.                                                                  31,000      2,288,188
                                                                                          ----------
                                                                                           3,683,400
                                                                                          ----------
CHEMICALS & ALLIED PRODUCTS                                      4.79%
  Abbott Laboratories                                                          15,500      1,016,219
  American Home Products                                                       38,100      2,914,650
  Dupont (E.I.) De Nemours & Co.                                               28,900      1,735,806
  Hercules, Inc.                                                               15,000        750,938
                                                                                          ----------
                                                                                           6,417,613
                                                                                          ----------
COMMUNICATION                                                    5.81%
  GTE Corp.                                                                    55,900      2,920,775
  SBC Communications, Inc.                                                     10,500        769,125
  TCI Series-A TCI Group                                                      *37,768      1,053,963
  US West Media Group                                                         *13,300        384,038
  Viacom, Inc. Class B                                                        *64,300      2,664,431
                                                                                          ----------
                                                                                           7,792,332
                                                                                          ----------
EATING AND DRINKING PLACES                                       1.42%
  McDonald's Corp.                                                             39,800      1,900,450
                                                                                          ----------

ELECTRIC & ELECTRONIC EQUIPMENT                                  8.06%
  Alliedsignal, Inc.                                                           82,000      3,192,870
  AMP Inc.                                                                     28,200      1,184,400
  Emerson Electric Co.                                                         39,900      2,251,856
  Nat'l Semiconductor Corp.                                                   *45,300      1,174,969
  Raytheon Co. Class B                                                         32,300      1,631,150
  Rockwell International Corp. (NEW)                                           26,300      1,374,175
                                                                                          ----------
                                                                                          10,809,420
                                                                                          ----------

   The accompanying notes are an integral part of these financial statements.

                            AMWAY MUTUAL FUND, INC.
                            SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1997


                                                                % of         Shares or       Market
                                                             Investments     Par Value       Value
                                                             -----------     ---------       -----
ELECTRIC, GAS, & SANITARY SERVICES                               5.97%
  Consolidated Edison of New York                                              11,600        475,600
  Enron Corp.                                                                  55,300      2,298,406
  FPL Group, Inc.                                                               2,900        171,644
  Pacificorp                                                                   38,900      1,062,456
  Southern Co.                                                                 32,700        846,113
  Texas Utilities Co.                                                          67,000      2,784,688
  Waste Management, Inc.                                                       13,200        363,000
                                                                                          ----------
                                                                                           8,001,906
                                                                                          ----------

FABRICATED METAL PRODUCTS                                        2.25%
  Crown Cork & Seal Company                                                    27,000      1,353,375
  Masco Corp.                                                                  32,700      1,663,613
                                                                                          ----------
                                                                                           3,016,988
                                                                                          ----------

FOOD AND KINDRED PRODUCTS                                        3.97%
  Anheuser-Busch Cos., Inc.                                                    61,800      2,719,200
  Archer-Daniels-Midland                                                      120,229      2,607,466
                                                                                          ----------
                                                                                           5,326,666
                                                                                          ----------

FOOD STORES                                                      0.66%
  Albertson's, Inc.                                                             9,700        459,538
  American Stores Co.                                                          20,800        427,700
                                                                                          ----------
                                                                                             887,238
                                                                                          ----------

FURNITURE AND FIXTURES                                           1.20%
  Sun Microsystems, Inc.                                                      *40,200      1,605,488
                                                                                          ----------

GENERAL MERCHANDISE STORES                                       6.36%
  Dillards, Inc.                                                               40,500      1,427,625
  Federated Department Stores                                                 *34,900      1,502,881
  May Dept. Stores Co.                                                         22,000      1,159,125
  Sears, Roebuck & Company                                                     66,100      2,991,025
  Woolworth Corp.                                                             *71,300      1,452,738
                                                                                          ----------
                                                                                           8,533,394
                                                                                          ----------

HEALTH SERVICES                                                  1.53%
  Columbia/HCA Healthcare Corp.                                                32,600        965,775
  Humana, Inc.                                                                *52,500      1,089,375
                                                                                          ----------
                                                                                           2,055,150
                                                                                          ----------


  The accompanying notes are an integral part of these financial statements

                            AMWAY MUTUAL FUND, INC.


                                                                % of         Shares or       Market
                                                             Investments     Par Value       Value
                                                             -----------     ---------       -----
HOLDING AND OTHER INVESTMENT OFFICES                             1.04%
  American General Corp.                                                       25,700      1,389,406
                                                                                          ----------

INSTRUMENTS AND RELATED PRODUCTS                                 0.95%
  Baxter International, Inc.                                                   15,300         77,694
  Johnson & Johnson                                                             7,700        507,238
                                                                                          ----------
                                                                                           1,278,931
                                                                                          ----------
INSURANCE AGENTS, BROKERS, & SERVICE                             2.23%
  Cigna Corp.                                                                  17,300      2,993,981
                                                                                          ----------

INSURANCE CARRIERS                                              10.09%
  Aetna Inc.                                                                   36,900      2,603,756
  Allstate Corp.                                                               27,900      2,535,413
  Chubb Corp.                                                                  39,500      2,987,188
  General RE Corporation                                                       14,800      3,137,600
  Loews Corp.                                                                  15,400      1,634,325
  Unum Corp.                                                                   11,500        625,313
                                                                                          ----------
                                                                                          13,523,594
                                                                                          ----------

LUMBER AND WOOD PRODUCTS                                         0.30%
  Weyerhaeuser Co.                                                              8,300        407,219
                                                                                          ----------

MACHINERY, EXCEPT ELECTRICAL                                     6.71%
  Deere & Co.                                                                  20,900      1,218,731
  Dresser Industries, Inc.                                                      4,600        192,913
  Hewlett-Packard Co.                                                          34,600      2,162,500
  International Business Machines                                              41,900      4,381,169
  Seagate Technology                                                          *54,200      1,043,350
                                                                                          ----------
                                                                                           8,998,663
                                                                                          ----------

METAL MINING                                                     1.17%
  Newmont Mining Corp.                                                         53,500      1,571,563
                                                                                          ----------

MISCELLANEOUS MANUFACTURING INDUSTRIES                           0.00%
  Jan Bell Marketing Warrants                                                    *762              8

OIL AND GAS EXTRACTION                                           8.61%
  Burlington Resources                                                         18,200        815,588
  Occidental Petroleum Corp.                                                   97,400      2,855,038
  Praxair, Inc.                                                                64,700      2,911,500
  Tenneco, Inc.                                                                23,200        916,400
  Union Pacific Resources                                                      55,700      1,350,725
  Unocal Corp.                                                                 69,600      2,701,350
                                                                                          ----------
                                                                                          11,550,600

  The accompanying notes are an integral part of these financial statements.

                            AMWAY MUTUAL FUND, INC.


                                                                % of         Shares or       Market
                                                             Investments     Par Value       Value
                                                             -----------     ---------       -----
PAPER & ALLIED PRODUCTS                                          4.04%
  Champion International Corp.                                                 26,300      1,191,719
  Fort James Corp.                                                             58,200      2,226,150
  International Paper Co.                                                       3,800        163,875
  Kimberly-Clark Corp.                                                         37,200      1,834,425
                                                                                          ----------
                                                                                           5,416,169

PETROLEUM & COAL PRODUCTS                                        4.26%
  Amerada Hess Corp.                                                           31,000      1,701,125
  Amoco Corporation                                                            11,300        961,913
  Atlantic Richfield Company                                                   14,400      1,153,800
  Texaco, Inc.                                                                 15,100        821,063
  Union Pacific Corp.                                                          15,300        955,294
  Williams companies, Inc.                                                      4,000        113,500
                                                                                          ----------
                                                                                           5,706,694
                                                                                          ----------

PRIMARY METAL INDUSTRIES                                         1.13%
  Aluminum Co. of America                                                      21,500      1,513,063
                                                                                          ----------

PRINTING AND PUBLISHING                                          0.48%
  Gannett Co.                                                                  10,500        649,031
                                                                                          ----------

RAILROAD TRANSPORTATION                                          3.53%
  Burlington Northern Santa Fe                                                 20,600      1,914,513
  CSX Corp.                                                                    52,300      2,824,200
                                                                                          ----------
                                                                                           4,738,713
                                                                                          ----------

RUBBER AND MISC. PLASTICS PRODUCTS                               1.03%
  Goodyear Tire & Rubber Co.                                                   21,800      1,387,025
                                                                                          ----------

STONE, CLAY & GLASS PRODUCTS                                     1.70%
  PPG Industries                                                               39,800      2,273,575
                                                                                          ----------

TRANSPORTATION EQUIPMENT                                         5.72%
  Boeing Company                                                               43,700      2,138,569
  Chrysler Corp.                                                               82,400      2,899,450
  Lockheed Martin Corp.                                                        26,600      2,620,100
                                                                                          ----------
                                                                                           7,658,119
                                                                                          ----------
  Total Common Stock (Cost $121,276,701)                       100.00%                  $134,093,718
                                                                                        ------------
                                                                                        ------------

*Non-dividend producing as of December 31, 1997

   The accompanying notes are an integral part of these financial statements

                            AMWAY MUTUAL FUND, INC.
--------------------------------------------------------------------------------


STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1997


ASSETS:
 Investments in securities, at market
  (identified cost $121,276,701)
  (Notes 1-A and 4)                                                $134,093,718
 Cash                                                                 5,080,780
 Receivables:
  Dividends                                                             242,680
  Interest                                                               10,931
 Prepaid insurance                                                        2,583
                                                                   ------------
TOTAL ASSETS                                                        139,430,692
                                                                   ------------
LIABILITIES:
 Accounts payable:
  Advisery fee (Note 5)                                                 191,045
  Transfer agent fee (Note 5)                                            65,672
 Accrued expenses                                                        10,400
                                                                   ------------
TOTAL LIABILITIES                                                       267,117
                                                                   ------------

NET ASSETS:
 Capital stock (20,000,000
  shares of $1.00 par value
  authorized), amount
  paid in on 17,999,216
  shares outstanding
  (Note 3)                               $126,635,867
 Undistributed
  net investment
  income                                        5,862
 Distributions in excess
  of net realized gain
  on investments                             (295,171)
 Net unrealized
  appreciation on
  investments                              12,817,017
                                         ------------
 Net assets (equivalent
  to $7.62 per share)                                              $139,163,575
                                                                   ------------

COMPUTATION OF MAXIMUM
 OFFERING PRICE OF THE
 FUND'S SHARES-as of
 December 31, 1997:
 Net asset value per share
  ($139,163,575 DIVIDED BY
  17,999,216 shares)                                                      $7.73
 Offering price per share (net asset
  value plus sales commission)
  (1000/970 x $7.73)                                                      $7.97


                             STATEMENT OF INCOME
                         YEAR ENDED DECEMBER 31, 1997


INVESTMENT INCOME:
Income:
  Dividends                                                          $2,417,373
  Interest                                                              177,572
  Security litigation settlement                                         32,616
                                                                   ------------
Total income                                                          2,627,561
Expenses:
  Advisery fee (Note 5)                                                 727,102
  Transfer agent fee (Note 5)                                           257,577
  Shareholder
    communications                                                       52,026
  Custodian fee                                                          48,166
  Data processing service (Note 6)                                       30,725
  Taxes                                                                  25,041
  Audit fees                                                             23,612
  Registration fees                                                      21,399
  Insurance                                                              17,884
  Legal services                                                          9,568
                                                                   ------------
Total expenses                                                        1,213,100
  Fees paid indirectly (Note 6)                                         (30,725)
                                                                   ------------
  Net expenses                                                        1,182,375
                                                                   ------------

NET INVESTMENT INCOME                                                 1,445,186
                                                                   ------------
                                                                   ------------

REALIZED AND UNREALIZED
  GAIN ON INVESTMENTS:
  Net realized gain (Note 4)                                         22,171,305
  Unrealized appreciation on
     investments:
     Beginning of year                     $9,913,786
     End of year                           12,817,017
                                         ------------

  Net change in unrealized
  appreciation on investments                                         2,903,231
                                                                   ------------

NET GAIN ON INVESTMENTS                                              25,074,536
                                                                   ------------

NET INCREASE IN NET ASSETS
RESULTING FROM
OPERATIONS                                                           26,519,722
                                                                   ------------
                                                                   ------------


  The accompanying notes are an integral part of these financial statements

                             AMWAY MUTUAL FUND, INC.
                      STATEMENTS OF CHANGES IN NET ASSETS


                                                                           YEAR ENDED DECEMBER 31,
                                                                         ---------------------------
                                                                             1997           1996
                                                                         ---------------------------
NET ASSETS FROM OPERATIONS:
 Net investment income                                                   $  1,445,186   $  1,146,351
 Net realized gain on investments                                          22,171,305     17,657,371
 Net increase (decrease) in unrealized appreciation                         2,903,231      1,783,552
                                                                         ------------   ------------
 Net increase (decrease) in net assets resulting from operations           26,519,722     20,587,274
                                                                         ------------   ------------
DISTRIBUTIONS TO SHAREHOLDERS: (Note 2)
 Net investment income                                                     (1,415,589)    (1,149,246)
 Net realized gain from investment transactions                           (22,425,859)   (17,613,452)
                                                                         ------------   ------------
 Total distributions to shareholders                                      (23,841,448)   (18,762,698)
                                                                         ------------   ------------
CAPITAL SHARE TRANSACTIONS (Notes 3 and 5):
 Net proceeds from sale of shares                                          18,823,240     31,252,559
 Net asset value of shares issued to shareholders in reinvestments of
  investment income and realized gain from security transactions           23,180,330     18,195,824
                                                                         ------------   ------------
                                                                           42,003,570     49,448,383
 Payment for shares redeemed                                              (18,845,671)   (15,193,852)
                                                                         ------------   ------------
 Net increase in net assets derived from capital share transactions        23,157,899     34,254,531
                                                                         ------------   ------------
 Net increase in net assets                                                25,836,173     36,079,107)
NET ASSETS:
 Beginning of year                                                        113,327,402     77,248,295
                                                                         ------------   ------------
 End of year (includes undistributed (overdistributed)
 net investment income of $5,862 and ($23,735), respectively)            $139,163,575   $113,327,402
                                                                         ------------   ------------
                                                                         ------------   ------------



                      NOTES TO FINANCIAL STATEMENTS

NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

     The Company is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company.

(A) Security Valuation-Investments in securities listed or admitted to trading on a national securities exchange are valued at their last reported sale price before the time of valuation. If a security is traded only in the over-the-counter market, or if no sales have been reported for a listed security on that day, it is valued at the mean between the current closing bid and ask prices. Securities for which market quotations are not readily available, including any restricted securities (none at December 31, 1997), and other assets of the Fund are valued at fair market value as determined in good faith by the Fund's Board of Directors.


(B) Federal Income Taxes-It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from substantially all federal income taxes.


(C) Security Transactions and Related Investment Income-Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions and unrealized appreciation and depreciation of investments are reported on a specific identification basis. Dividends and distributions to shareholders are recorded by the Fund on the ex-dividend date.

NOTE 2-DISTRIBUTION TO SHAREHOLDERS

     On December 16, 1997, a distribution of $1.60 aggregating $23,841,448 was declared from ordinary income and net realized gains from investment transactions (including $.73 applicable to short-term gains that are taxable to shareholders as ordinary income dividends and .775 applicable to long-term gains) during 1997. The dividend was paid on December 22, 1997 to shareholders of record on December 16, 1997.

                               AMWAY MUTUAL FUND, INC.

NOTE 3-CAPITAL STOCK

     At December 31, 1997, there were 20,000,000 shares of $1.00 par value capital stock authorized. Transactions in capital stock were as follows:



                                                                           YEAR ENDED DECEMBER 31,
                                                                         ---------------------------
                                                                             1997           1996
                                                                         ---------------------------
Shares:
 Outstanding, beginning of year                                            14,871,253     10,399,006
                                                                           ----------     ----------
 Sold                                                                       2,394,827      3,924,168
 Issued in payment of dividends                                             3,006,527      2,435,854
                                                                           ----------     ----------
                                                                            5,401,354      6,360,022
 Redeemed                                                                   2,273,391      1,887,775
                                                                           ----------     ----------
Net increase for the year                                                   3,127,963      4,472,247
                                                                           ----------     ----------
Outstanding, end of year                                                   17,999,216     14,871,253
                                                                           ----------     ----------
                                                                           ----------     ----------



NOTE 4-INVESTMENT TRANSACTIONS

     At December 31, 1997, the cost of investments owned was $121,510,999 for federal income tax purposes. Aggregate gross unrealized gains on securities in which there was an excess of market value over tax cost were $16,469,799. Aggregate gross unrealized losses on securities in which there was an excess of tax cost over market value were $3,887,080. Net unrealized gains for tax purposes were $12,582,719 at December 31, 1997.

     Realized gains from sales of investments were determined on the basis of specific identification. For tax purposes, gains of $22,389,810 were realized on investments.

     For the year ended December 31, 1997, cost of purchases and proceeds from sales of investments, other than corporate short-term notes, aggregated $131,111,532 and $133,859,517, respectively.

NOTE 5-INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

     The Fund has entered into an Advisory and Service Contract (Contract) with Amway Management Company (Investment Advisor). Under the Contract, the Fund employs the Investment Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund; to furnish for the use of the Fund, office space and all necessary office facilities, equipment and personnel for servicing the investments of the Fund, and (with certain specific exceptions) administering its affairs; and to pay the salaries and fees of all Officers and Directors of the Fund. Except when otherwise specifically directed by the Fund, the Investment Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities for the Fund's account. The Investment Advisor shall be permitted to enter into an agreement with another advisory organization (sub-advisor), whereby the sub-advisor will provide all or part of the investment advice and services required to manage the Fund's investment portfolio as provided for in this agreement. In return for its Investment Advisor services, the Fund pays the Investment Advisor quarterly, pursuant to the Contract, a fee amounting on an annual basis to approximately .55 of 1% of the average daily net asset value of the Fund. The advisory fee incurred by the Fund amounted to $727,102 in 1997. Under the Principal Underwriter Agreement between the Fund and Amway Management Company, the Investment Advisor receives a net commission for the distribution of the Fund's shares. This commission, paid by the shareholder upon purchase, amounted to $513, 417 in 1997.

     The Investment Advisor had entered into a Sub-Advisory Agreement with Ark Asset Management Co., Inc. (Sub-Advisor). Under the Sub-Advisory Agreement, the Advisor employs the Sub-Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Advisor, the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus. Except when otherwise specifically directed by the Fund or the Advisor, the Sub-Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase or sale of portfolio securities for the Fund's account. For services rendered, the Investment Advisor, not the Fund, will pay the Sub-Advisor a fee amounting on an annual basis to approximately .45 of 1% of the average daily net asset value of the Fund.

                              AMWAY MUTUAL FUND, INC.
                           NOTES TO FINANCIAL STATEMENTS

                                    (Concluded)

NOTE 6-DATA PROCESSING SERVICE

     Portfolio accounting services for the Fund in the amount of $30,725 are paid for through the use of directed brokerage commissions.

NOTE 7-EVENT SUBSEQUENT TO DECEMBER 31, 1996

     A certain class of distributors of Amway Corporation and Amway of Canada, Ltd. (Corporations) received from each Corporation part of its distributor's profit-sharing bonus in Amway Mutual Fund, Inc. common stock shares. On January 8, 1998, the Corporations purchased 1,854,165 Amway Mutual Fund shares valued at $14,073,116 (based on the net asset value of $7.59 per share) and transferred the shares to these distributors.


                                 FINANCIAL HIGHLIGHTS
             (Selected data for each share of capital stock outstanding throughout each period.)


                                                                        Year ended December 31,
                                     1997      1996      1995*     1994      1993      1992      1991      1990      1989      1988
-----------------------------------------------------------------------------------------------------------------------------------
Net Asset Value,
   beginning of period              $7.62     $7.43     $6.88     $7.71     $7.57     $8.11     $6.82     $7.26     $6.49     $7.87
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) from
   investment operations:
   Net investment income              .09       .10       .10       .03       .02       .02       .06       .08       .16       .16
   Net gain (loss) on securities     1.62      1.59      1.98      (.49)      .78       .10      2.65      (.01)     1.93       .36
-----------------------------------------------------------------------------------------------------------------------------------
Total from investment
   operations                        1.71      1.69      2.08      (.46)      .80       .12      2.71       .07      2.09       .52
-----------------------------------------------------------------------------------------------------------------------------------

Distributions:
   Dividends from net
    investment income                 .10       .09       .11       .03       .02       .02       .06       .08       .16       .15
   Distributions from
     capital gains                   1.50      1.41      1.42       .34       .64       .64      1.36       .43      1.16      1.75
-----------------------------------------------------------------------------------------------------------------------------------
Total distributions                  1.60      1.50      1.53       .37       .66       .66      1.42       .51      1.32      1.90
-----------------------------------------------------------------------------------------------------------------------------------
Net Asset Value, end of period      $7.73     $7.62     $7.43     $6.88     $7.71     $7.57     $8.11     $6.82     $7.26     $6.49
-----------------------------------------------------------------------------------------------------------------------------------
Total Return**                     22.47%    23.18%    30.55%    (5.87%)   10.85%     1.77%    41.81%     1.01%    32.83%     6.89%

Ratios/Supplemental Data
   Net assets, end of period
     (000's omitted)             $139,164  $113,327   $77,248   $58,921   $61,741   $55,342   $53,238   $38,286   $39,029   $31,274
   Ratio of expenses to
      average net assets***            .9%      1.0%      1.1%      1.1%      1.1%      1.1%      1.1%      1.2%      1.2%      1.3%
   Ratio of net income (loss)
      to average net assets           1.1%      1.2%      1.2%       .4%       .2%       .3%       .7%      1.1%      2.0%      1.9%
   Portfolio turnover rate          103.1%    100.4%    173.3%     78.1%     91.5%    136.5%    160.4%    171.1%     14.6%    135.5%
   Average commission
      rate per share               $.0574    $.0600    $.0598    $.0597    $.0682    $.0691    $.0697    $.0708    $.0684    $.0672


  * Effective May 1, 1995 Ark Asset Management Co., Inc. entered into a Sub-Advisory Agreement with the Fund. Kemper Financial Services previously served as the Fund's sub-advisor.
 ** Total return does not reflect the effect of the sales charge.
*** The Fund's base portfolio accounting services expense in the amount of $2,500 per month ($30,000 annual base fee) was paid through the use of directed brokerage commissions. Ratio includes fees paid with brokerage commissions for fiscal years ending after September 1, 1995.

                               AMWAY MUTUAL FUND, INC.

                             INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
Amway Mutual Fund, Inc.
Ada, Michigan

     We have audited the accompanying statement of assets and liabilities of Amway Mutual Fund, Inc., including the schedule of investments, as of December 31, 1997, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the selected per share data and ratios for each of the ten years in the period then ended. These financial statements and per share data and ratios are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per share data and ratios based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and selected per share data and ratios. Our procedures included confirmation of securities owned as of December 31, 1997 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and selected per share data and ratios presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of Amway Mutual Fund, Inc. as of December 31, l997, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the selected per share data and ratios for each of the ten years in the period then ended in conformity with generally accepted accounting principles.

                                        BDO SEIDMAN, LLP
                                        Certified Public Accountants

Grand Rapids, Michigan
January 16, 1998

                               AMWAY MUTUAL FUND, INC.

                          ANNUAL SHAREHOLDER MEETING RESULTS

     At the Annual Stockholder's Meeting of the Fund, held on August 5, 1997, in Grand Rapids, Michigan, the Advisory and Service Center Contract between the Fund and Amway Management Company, the Sub-Advisory Agreement between Amway Management Company and Ark Asset Management Co., Inc., and the selection of BDO Seidman, LLP as auditors for the Fund for the calendar year l997, were approved. An Amendment to the Fund's Certificate of Incorporation to increase the authorized capital from 20,000,000 shares to 100,000,000 shares of common stock was also approved. In addition, elected as Directors for the ensuing year were James J. Rosloniec, Allan D. Engel, Richard A. DeWitt, Donald H. Johnson, and Walter T. Jones. The following is a tabulation of the proxy vote:




               PROPOSALS                         SHARES FOR            SHARES AGAINST       SHARES ABSTAIN
     1) Election of Directors:
         R.A. DeWitt                       7,718,555.955 (49.88%)             0           140,611.096 (0.91%)
         Allan D. Engel                    7,731,139.505 (49.96%)             0           128,027.546 (0.83%)
         Donald H. Johnson                 7,730,710.977 (49.96%)             0           128,456.076 (0.83%)
         Walter T. Jones                   7,731,829.928 (49.97%)             0           127,337.123 (0.82%)
         J.J. Rosloneic                    7,733,542.917 (49.98%)             0           125,624.134 (0.81%)

     2) Approval of the Investment         7,670,032.174 (49.57%)    15,544.459 (0.10%)   173,590.418 (1.12%)
     Advisory and Service Contract
     Between the Fund and Amway
     Management Co.

     3) Approval of the Sub-Advisory       7,609,498.149 (49.18%)    29,252.102 (0.19%)   220,416.800 (1.42%)
     Contract Between Amway Mgt.
     Co. and Ark Asset Mgt. Co.

     4) Ratification of the Selection      7,625,957.129 (49.28%)    16,609.521 (0.11%)   216,600.401 (1.40%)
     of BDO Seidman, LLP as Auditors

     5) Approval for an Amendment          7,539,004.044 (48.72%)    90,902.527 (0.59%)   229,260.480 (1.48%)
     to the Fund's Certificate of
     Incorporation to Increase the
     Authorized Capital from 20,000,000
     shares to 100,000,000 shares of
     common stock, $1 Par Value


Total Record date shares were 15,473,899, total shares voted were 7,859,167, representing 50.79% of the record date shares voted.

                         AGREEMENT AND DECLARATION OF TRUST

                                         of

                                 AMWAY MUTUAL FUND

                             a Delaware Business Trust

                             Principal Place of Business:

                              7575 Fulton Street East

                                Ada, Michigan 49355

                                Agent for Service of
                                Process in Delaware:

                             Corporation Trust Company
                              Corporation Trust Center
                                 1209 Orange Street
                             Wilmington, Delaware 19801

                          AGREEMENT AND DECLARATION OF TRUST

                               AMWAY MUTUAL FUND TRUST

                                  TABLE OF CONTENTS

ARTICLE 1      Name and Definitions. . . . . . . . . . . . . . . . . . .  1

   Section 1   Name. . . . . . . . . . . . . . . . . . . . . . . . . . .  1
   Section 2   Definitions . . . . . . . . . . . . . . . . . . . . . . .  1
               (a) Adviser(s). . . . . . . . . . . . . . . . . . . . . .  1
               (b) By-Laws . . . . . . . . . . . . . . . . . . . . . . .  1
               (c) Certificate of Trust. . . . . . . . . . . . . . . . .  1
               (d) Class . . . . . . . . . . . . . . . . . . . . . . . .  1
               (e) Commission. . . . . . . . . . . . . . . . . . . . . .  1
               (f) Declaration of Trust. . . . . . . . . . . . . . . . .  1
               (g) Delaware Act. . . . . . . . . . . . . . . . . . . . .  2
               (h) Interested Person . . . . . . . . . . . . . . . . . .  2
               (i) 1940 Act. . . . . . . . . . . . . . . . . . . . . . .  2
               (j) Person. . . . . . . . . . . . . . . . . . . . . . . .  2
               (k) Principal Underwriter . . . . . . . . . . . . . . . .  2
               (l) Series. . . . . . . . . . . . . . . . . . . . . . . .  2
               (m) Shareholders. . . . . . . . . . . . . . . . . . . . .  2
               (n) Shares. . . . . . . . . . . . . . . . . . . . . . . .  2
               (o) Trust . . . . . . . . . . . . . . . . . . . . . . . .  2
               (p) Trust Property. . . . . . . . . . . . . . . . . . . .  2
               (q) Trustees. . . . . . . . . . . . . . . . . . . . . . .  2

ARTICLE II     Purpose of Trust. . . . . . . . . . . . . . . . . . . . .  2

ARTICLE III    Shares. . . . . . . . . . . . . . . . . . . . . . . . . .  3

   Section 1   Division of Beneficial Interest . . . . . . . . . . . . .  3
   Section 2   Ownership of Shares . . . . . . . . . . . . . . . . . . .  4
   Section 3   Transfer of Shares. . . . . . . . . . . . . . . . . . . .  4
   Section 4   Investments in the Trust. . . . . . . . . . . . . . . . .  4
   Section 5   Status of Shares and Limitation of Personal Liability . .  4
   Section 6   Establishment, Designation, Abolition or Termination,
               etc. of Series or Class . . . . . . . . . . . . . . . . .  5
               (a) Assets held with Respect to a Particular Series . . .  5
               (b) Liabilities Held with Respect to a Particular
                   Series. . . . . . . . . . . . . . . . . . . . . . . .  6
               (c) Dividends, Distributions, Redemptions and
                   Repurchases . . . . . . . . . . . . . . . . . . . . .  6


               (d) Equality. . . . . . . . . . . . . . . . . . . . . . .  6
               (e) Fractions . . . . . . . . . . . . . . . . . . . . . .  7
               (f) Exchange Privilege. . . . . . . . . . . . . . . . . .  7
               (g) Combination of Series . . . . . . . . . . . . . . . .  7


ARTICLE IV     Trustees. . . . . . . . . . . . . . . . . . . . . . . . .  7

   Section 1   Number, Election and Tenure . . . . . . . . . . . . . . .  7
   Section 2   Effect of Death, Resignation, etc. of a Trustee . . . . .  8
   Section 3   Powers. . . . . . . . . . . . . . . . . . . . . . . . . .  8
   Section 4   Payment of Expenses by the Trust. . . . . . . . . . . . . 10
   Section 5   Payment of Expenses by Shareholders . . . . . . . . . . . 12
   Section 6   Ownership of Assets of the Trust. . . . . . . . . . . . . 12
   Section 7   Services Contracts. . . . . . . . . . . . . . . . . . . . 12
   Section 8   Trustees and Officers as Shareholders . . . . . . . . . . 13
   Section 9   Compensation. . . . . . . . . . . . . . . . . . . . . . . 13

ARTICLE V      Shareholders' Voting Powers and Meetings. . . . . . . . . 14

   Section 1   Voting Powers, Meetings, Notice and Record Dates. . . . . 14
   Section 2   Quorum and Required Vote. . . . . . . . . . . . . . . . . 14
   Section 3   Record Dates. . . . . . . . . . . . . . . . . . . . . . . 14
   Section 4   Additional Provisions . . . . . . . . . . . . . . . . . . 15

ARTICLE VI     Net Asset Value, Distributions and Redemptions. . . . . . 15

   Section 1   Determination of Net Asset Value, Net Income and
               Distributions . . . . . . . . . . . . . . . . . . . . . . 15
   Section 2   Redemptions and Repurchases . . . . . . . . . . . . . . . 15

ARTICLE VII    Limitation of Liability; Indemnification. . . . . . . . . 16

   Section 1   Trustees, Shareholders, etc. Not Personally Liable;
               Notice. . . . . . . . . . . . . . . . . . . . . . . . . . 16
   Section 2   Trustees' Good Faith Action; Expert Advice; No
               Bond or Surety. . . . . . . . . . . . . . . . . . . . . . 17
   Section 3   Indemnification of Shareholders . . . . . . . . . . . . . 17
   Section 4   Indemnification of Trustees, Officers, etc. . . . . . . . 18
   Section 5   Compromise Payment. . . . . . . . . . . . . . . . . . . . 19
   Section 6   Indemnification Not Exclusive, etc. . . . . . . . . . . . 19
   Section 7   Liability of Third Persons Dealing with Trustees. . . . . 19
   Section 8   Insurance . . . . . . . . . . . . . . . . . . . . . . . . 19

ARTICLE VIII   Miscellaneous . . . . . . . . . . . . . . . . . . . . . . 19

   Section 1   Termination of the Trust or Any Series or Class . . . . . 19
   Section 2   Reorganization. . . . . . . . . . . . . . . . . . . . . . 20
   Section 3   Amendments. . . . . . . . . . . . . . . . . . . . . . . . 21
   Section 4   Filing of Copies; References; Headings. . . . . . . . . . 21
   Section 5   Applicable Law. . . . . . . . . . . . . . . . . . . . . . 22
   Section 6   Provisions in Conflict with Law or Regulations. . . . . . 22
   Section 7   Business Trust Only . . . . . . . . . . . . . . . . . . . 23

                          AGREEMENT AND DECLARATION OF TRUST

                               AMWAY MUTUAL FUND TRUST

     THIS AGREEMENT AND DECLARATION OF TRUST is made and entered into as of the date set forth below by the Trustees named hereunder for the purpose of forming a Delaware business trust in accordance with the provisions hereinafter set forth.

     NOW, THEREFORE, the Trustees hereby direct that the Certificate of Trust be filed with the Office of the Secretary of State of the State of Delaware and do hereby declare that the Trustees will hold IN TRUST all cash, securities, and other assets which the Trust now possesses or may hereafter acquire from time to time in any manner and manage and dispose of the same upon the following terms and conditions for the benefit of the holders of Shares of this Trust.

                                     ARTICLE I
Name and Definitions

     Section 1. Name. This Trust shall be known as Amway Mutual Fund Trust and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.

Section 2. Definitions. Whenever used herein, unless otherwise required by the context or specifically provided:

     (a) "Adviser(s)" means a party or parties furnishing services to the Trust pursuant to any investment advisory or investment management contract described in Article IV, Section 6(a) hereof;

     (b) "By-Laws" shall mean the By-Laws of the Trust as amended from time to time, which By-Laws are expressly herein incorporated by reference as part of the "governing instrument" within the meaning of the Delaware Act;

     (c) "Certificate of Trust" means the certificate of trust, as amended or restated from time to time, filed by the Trustees in the Office of the Secretary of State of the State of Delaware in accordance with the Delaware Act;

     (d) "Class" means a class of Shares of a Series of the Trust established in accordance with the provisions of Article III hereof;

     (e) "Commission" shall have the meaning given such term in the 1940 Act;

     (f) "Declaration of Trust" means this Agreement and Declaration of Trust, as amended or restated from time to time;

     (g) "Delaware Act" means the Delaware Business Trust Act, 12 Del. C. ss.ss. 3801 et seq., as amended from time to time;

     (h) "Interested Person" shall have the meaning given it in Section 2(a)(19) of the 1940 Act;

     (i) "1940 Act" means the Investment Company Act of 1940 and the rules and regulations thereunder, all as amended from time to time;

     (j) "Person" means and includes individuals, corporations, partnerships, trusts, associations, joint ventures, estates, and other entities, whether or not legal entities, and governments and agencies and political subdivisions thereof, whether domestic or foreign;

     (k) "Principal Underwriter" shall have the meaning given such term in the 1940 Act;

     (l) "Series" means each Series of Shares established and designated under or in accordance with the provisions of Article III hereof; and where the context requires or where appropriate, shall be deemed to include "Class" or "Classes";

     (m)  "Shareholder" means a record owner of outstanding shares;

     (n) "Shares" means the units of beneficial interest into which the beneficial interest in the Trust shall be divided from time to time and includes fractions of Shares as well as whole Shares;

     (o) "Trust" means the Delaware Business Trust established under the Delaware Act by this Declaration of Trust and the filing of the Certificate of Trust in the Office of the Secretary of State of the State of Delaware;

     (p) "Trust Property" means any and all property, real or personal, tangible or intangible, which is from time to time owned or held by or for the account of the Trust; and

     (q) "Trustees" means the Person or Persons who have signed this Declaration of Trust and all other Persons who may from time to time be duly elected or appointed to serve as Trustees in accordance with the provisions hereof, in each case so long as such Person shall continue in office in accordance with the terms of this Declaration of Trust, and reference herein to a Trustee or the Trustees shall refer to such Person or Persons in his or her or their capacity as Trustees hereunder.

                                     ARTICLE II

                                  Purpose of Trust

     The purpose of the Trust is to conduct, operate and carry on the business of an investment company registered under the 1940 Act through one or more Series and to carry on such other business as the Trustees may from time to time determine. The Trustees shall not be limited by any law limiting the investments which may be made by fiduciaries.

                                    ARTICLE III

                                       Shares

     Section 1. Division of Beneficial Interest. The beneficial interest in the Trust shall be divided into one or more Series. The Trustees may divide each Series into Classes. Subject to the further provisions of this Article III and any applicable requirements of the 1940 Act, the Trustees shall have full power and authority, in their sole discretion, and without obtaining any authorization or vote of the Shareholders of any Series or Class thereof, (i) to divide the beneficial interest in each Series or Class thereof into Shares, with or without par value as the Trustees shall determine, (ii) to issue Shares without limitation as to number (including fractional Shares) to such Persons and for such amount and type of consideration, including cash or securities, subject to any restriction set forth in the By-Laws, at such time or times and on such terms as the Trustees may deem appropriate, (iii) to establish and designate and to change in any manner any Series or Class thereof and to fix such preferences, voting powers, rights, duties and privileges and business purpose of each Series or Class thereof as the Trustees may from time to time determine, which preferences, voting powers, rights, duties and privileges may be senior or subordinate to (or in the case of business purpose, different from) any existing Series or Class thereof and may be limited to specified property or obligations of the Trust or profits and losses associated with specified property or obligations of the Trust, (iv) to divide or combine the Shares of any Series or Class thereof into a greater or lesser number without thereby materially changing the proportionate beneficial interest of the Shares of such Series or Class thereof in the assets held with respect to that Series, (v) to classify or reclassify any issued Shares of any Series or Class thereof into shares of one or more Series or Classes thereof; (vi) to change the name of any Series or Class thereof; (vii) to abolish or terminate any one or more Series or Classes thereof; (viii) to refuse to issue Shares to any Person or class of Persons; and
(ix) to take such other action with respect to the Shares as the Trustees may deem desirable.

     Subject to the distinctions permitted among Classes of the same Series as established by the Trustees, consistent with the requirements of the 1940 Act, each Share of a Series of the Trust shall represent an equal beneficial interest in the net assets of such Series, and each holder of Shares of a Series shall be entitled to receive such Shareholder's pro rata share of distributions of income and capital gains, if any, made with respect to such Series and upon redemption of the Shares of any Series, such Shareholder shall be paid solely out of the funds and property of such Series of the Trust.

     All references to Shares in this Declaration of Trust shall be deemed to be Shares of any or all Series or Classes thereof, as the context may require. All provisions herein relating to the Trust shall apply equally to each Series of the Trust and each Class thereof, except as the context otherwise requires.

     All Shares issued hereunder, including, without limitation, Shares issued in connection with a dividend or other distribution in Shares or a split or reverse split of Shares, shall be fully paid and nonassessable. Except as otherwise provided by the Trustees, Shareholders shall have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Trust.

     Section 2. Ownership of Shares. The ownership of Shares shall be recorded on the books of the Trust or those of a transfer or similar agent for the Trust, which books shall be maintained separately for the Shares of each Series or Class of the Trust. No certificates certifying the ownership of Shares shall be issued except as the Trustees may otherwise determine from time to time. The Trustees may make such rules as they consider appropriate for the issuance of Share certificates, the transfer of Shares of each Series or Class of the Trust and similar matters. The record books of the Trust as kept by the Trust or any transfer or similar agent, as the case may be, shall be conclusive as to the identity of the Shareholders of each Series or Class of the Trust and as to the number of Shares of each Series or Class of the Trust held from time to time by each Shareholder.

     Section 3. Transfer of Shares. Except as otherwise provided by the Trustees, Shares shall be transferable on the books of the Trust only by the record holder thereof or by his or her duly authorized agent upon delivery to the Trustees or the Trust's transfer agent of a duly executed instrument of transfer, together with a Share certificate if one is outstanding, and such evidence of the genuineness of each such execution and authorization and of such other matters as may be required by the Trustees. Upon such delivery, and subject to any further requirements specified by the Trustees or contained in the By-Laws, the transfer shall be recorded on the books of the Trust. Until a transfer is so recorded, the holder of record of Shares shall be deemed to be the holder of such Shares for all purposes hereunder and neither the Trustees nor the Trust, nor any transfer agent or registrar or any officer, employee, or agent of the Trust, shall be affected by any notice of a proposed transfer.

     Section 4. Investments in the Trust. Investments may be accepted by the Trust from Persons, at such times, on such terms, and for such consideration as the Trustees from time to time may authorize.

     Section 5. Status of Shares and Limitation of Personal Liability. Shares shall be deemed to be personal property giving only the rights provided in this instrument. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms hereof. The death, incapacity, dissolution, termination, or bankruptcy of a Shareholder during the existence of the Trust shall not operate to terminate the Trust, nor entitle the representative of any such Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but shall entitle such representative only to the rights of such Shareholder under this Trust. Ownership of Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust Property or any right to call for a participation or division of the same or for an accounting, nor shall the ownership of Shares constitute the Shareholders as partners. No Shareholder shall be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or any Series. Neither the Trust nor the Trustees, nor any officer, employee, or agent of the Trust shall have any power to bind personally any Shareholder, nor, except as specifically provided herein, to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay.

     Section 6. Establishment, Designation, Abolition or Termination etc. of Series or Class. The establishment and designation of any Series or Class of Shares of the Trust shall be effective upon the adoption by a majority of the Trustees then in office of a resolution that sets forth such establishment and designation and the relative rights and preferences of such Series or Class of the Trust, whether directly in such resolution or by reference to another document including, without limitation, any registration statement of the Trust, or as otherwise provided in such resolution. The abolition or termination of any Series or Class of Shares of the Trust shall be effective upon the adoption by a majority of the Trustees then in office of a resolution that abolishes or terminates such Series or Class.

     Shares of each Series or Class of the Trust established pursuant to this
Article III, unless otherwise provided in the resolution establishing such Series or Class, shall have the following relative rights and preferences:

     (a) Assets Held with Respect to a Particular Series. All consideration received by the Trust for the issue or sale of Shares of a particular Series, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof from whatever source derived (including, without limitation, any proceeds derived from the sale, exchange or liquidation of such assets and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may
be) shall irrevocably be held separate with respect to that Series for all purposes, and shall be so recorded upon the books of account of the Trust.
Such consideration, assets, income, earnings, profits and proceeds thereof, from whatever source derived, (including, without limitation, any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds), in whatever form the same may be, are herein referred to as "assets held with respect to" that Series. In the event that there are any assets, income, earnings, profits and proceeds thereof, funds or payments which are not readily identifiable as assets held with respect to any particular Series (collectively "General Assets"), the Trustees shall allocate such General Assets to, between or among any one or more of the Series in such manner and on such basis as the Trustees, in their sole discretion, deem fair and equitable, and any General Assets so allocated to a particular Series shall be held with respect to that Series. Each such allocation by the Trustees shall be conclusive and binding upon the Shareholders of all Series for all purposes. Separate and distinct records shall be maintained for each Series and the assets held with respect to each Series shall be held and accounted for separately from the assets held with respect to all other Series and the General Assets of the Trust not allocated to such Series.

     (b) Liabilities Held with Respect to a Particular Series. The assets of the Trust held with respect to each particular Series shall be charged against the liabilities of the Trust held with respect to that Series and all expenses, costs, charges, and reserves attributable to that Series, except that liabilities and expenses allocated solely to a particular Class shall be borne by that Class. Any general liabilities of the Trust which are not readily identifiable as being held with respect to any particular Series or Class shall be allocated and charged by the Trustees to and among any one or more of the Series or Classes in such manner and on such basis as the Trustees in their sole discretion deem fair and equitable. All liabilities, expenses, costs, charges, and reserves so charged to a Series or Class are herein referred to as "liabilities held with respect to" that Series or Class. Each allocation of liabilities, expenses, costs, charges, and reserves by the Trustees shall be conclusive and binding upon the Shareholders of all Series or Classes for all purposes. Without limiting the foregoing, but subject to the right of the Trustees to allocate general liabilities, expenses, costs, charges or reserves as herein provided, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets held with respect to such Series only and not against the assets of the Trust generally or against the assets held with respect to any other Series. Notice of this contractual limitation on liabilities among Series may, in the Trustees' discretion, be set forth in the Certificate of Trust and upon the giving of such notice in the Certificate of Trust, the statutory provisions of Section 3804 of the Delaware Act relating to limitations on liabilities among Series (and the statutory effect under Section 3804 of setting forth such notice in the certificate of trust) shall become applicable to the Trust and each Series. Any person extending credit to, contracting with or having any claim against any Series may look only to the assets of that Series to satisfy or enforce any debt with respect to that Series. No Shareholder or former Shareholder of any Series shall have a claim on or any right to any assets allocated or belonging to any other Series.

     (c) Dividends, Distributions, Redemptions, and Repurchases. Notwithstanding any other provisions of this Declaration of Trust, including, without limitation, Article Vl, no dividend or distribution, including, without limitation, any distribution paid upon termination of the Trust or of any Series or Class with respect to, nor any redemption or repurchase of, the Shares of any Series or Class, shall be effected by the Trust other than from the assets held with respect to such Series, nor shall any Shareholder or any particular Series or Class otherwise have any right or claim against the assets held with respect to any other Series except to the extent that such Shareholder has such a right or claim hereunder as a Shareholder of such other Series. The Trustees shall have full discretion, to the extent not inconsistent with the 1940 Act, to determine which items shall be treated as income and which items as capital, and each such determination and allocation shall be conclusive and binding upon the Shareholders.

     (d) Equality. All the Shares of each particular Series shall represent an equal proportionate interest in the assets held with respect to that Series (subject to the liabilities held with respect to that Series or Class thereof and such rights and preferences as may have been established and designated with respect to any Class within such Series), and each Share of any particular Series shall be equal to each other Share of that Series. With respect to any Class of a Series, each such Class shall represent interests in the assets held with respect to that Series and shall have identical voting, dividend, liquidation and other rights and the same terms and conditions, except that expenses allocated to a Class may be borne solely by such Class as determined by the Trustees and a Class may have exclusive voting rights with respect to matters affecting only that Class.

     (e) Fractions. Any fractional Share of a Series or Class thereof shall carry proportionately all the rights and obligations of a whole Share of that Series or Class, including rights with respect to voting, receipt of dividends and distributions, redemption of Shares and termination of the Trust.

     (f) Exchange Privilege. The Trustees shall have the authority to provide that the holders of Shares of any Series or Class shall have the right to exchange said Shares for Shares of one or more other Series of Shares or Class of Shares of the Trust or of other investment companies registered under the 1940 Act in accordance with such requirements and procedures as may be established by the Trustees.

     (g) Combination of Series. The Trustees shall have the authority, without the approval of the Shareholders of any Series or Class unless otherwise required by applicable law, to combine the assets and liabilities held with respect to any two or more Series or Classes into assets and liabilities held with respect to a single Series or Class.

                                     ARTICLE IV

                                      Trustees

     Section 1. Number, Election and Tenure. The number of Trustees shall initially be 5 who shall be Richard A. DeWitt, Allan D. Engel, Donald H. Johnson, Walter T. Jones, and James J. Rosloniec. Thereafter, the number of Trustees shall at all times be at least one and no more than such number as determined, from time to time, by the Trustees pursuant to Section 3 of this
Article IV. Each Trustee shall serve during the lifetime of the Trust until he or she dies, resigns, has reached any mandatory retirement age as set by the Trustees, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of Shareholders called for the purpose of electing Trustees and until the election and qualification of his or her successor. In the event that less than a majority of the Trustees holding office have been elected by the Shareholders, the Trustees then in office shall take such actions as may be necessary under applicable law for the election of Trustees. Any Trustee may resign at any time by written instrument signed by him or her and delivered to any officer of the Trust or to a meeting of the Trustees. Such resignation shall be effective upon receipt unless specified to be effective at some other time. Except to the extent expressly provided in a written agreement with the Trust, no Trustee resigning and no Trustee removed shall have any right to any compensation for any period following his or her resignation or removal, or any right to damages on account of such removal. The Shareholders may elect Trustees at any meeting of Shareholders called by the Trustees for that purpose. Any Trustee may be removed (a) at any meeting of Shareholders by a vote of two-thirds of the outstanding Shares of the Trust, or (b) by a written instrument signed by at least two-thirds of the number of Trustees prior to such removal.

     Section 2. Effect of Death. Resignation. etc. of a Trustee. The death, declination to serve, resignation, retirement, removal or incapacity of one or more Trustees, or all of them, shall not operate to annul the Trust or to revoke any existing agency created pursuant to the terms of this Declaration of Trust. Whenever there shall be fewer than the designated number of Trustees, until additional Trustees are elected or appointed as provided herein to bring the total number of Trustees equal to the designated number, the Trustees in office, regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by this Declaration of Trust. As conclusive evidence of such vacancy, a written instrument certifying the existence of such vacancy may be executed by an officer of the Trust or by a majority of the Trustees. In the event of the death, declination, resignation, retirement, removal, or incapacity of all the then Trustees within a short period of time and without the opportunity for at least one Trustee being able to appoint additional Trustees to replace those no longer serving, the Trust's Adviser(s) are empowered to appoint new Trustees subject to the provisions of the 1940 Act.

     Section 3. Powers. Subject to the provisions of this Declaration of Trust, the business of the Trust shall be managed by the Trustees, and the Trustees shall have all powers necessary or convenient to carry out that responsibility including the power to engage in transactions of all kinds on behalf of the Trust as described in this Declaration of Trust. Without limiting the foregoing, the Trustees may: adopt By-Laws not inconsistent with this Declaration of Trust providing for the management of the affairs of the Trust and may amend and repeal such By-Laws to the extent that such By-Laws do not reserve that right to the Shareholders; enlarge or reduce the number of Trustees; remove any Trustee with or without cause at any time by written instrument signed by at least two-thirds of the number of Trustees prior to such removal, specifying the date when such removal shall become effective, and fill vacancies caused by enlargement of their number or by the death, resignation, retirement or removal of a Trustee; elect and remove, with or without cause, such officers and appoint and terminate such agents as they consider appropriate; appoint from their own number and establish and terminate one or more committees, consisting of two or more Trustees, that may exercise the powers and authority of the Board of Trustees to the extent that the Trustees so determine; employ one or more custodians of the assets of the Trust and may authorize such custodians to employ sub-custodians and to deposit all or any part of such assets in a system or systems for the central handling of securities or with a Federal Reserve Bank; employ an administrator for the Trust and may authorize such administrator to employ sub-administrators; employ an investment adviser or investment advisers to the Trust and may authorize such Advisers to employ sub-advisers; retain a transfer agent or a shareholder servicing agent, or both; provide for the issuance and distribution of Shares by the Trust directly or through one or more Principal Underwriters or otherwise; redeem, repurchase and transfer Shares pursuant to applicable law; set record dates for the determination of Shareholders with respect to various matters; declare and pay dividends and distributions to Shareholders of each Series from the assets of such Series; and in general delegate such authority as they consider desirable to any officer of the Trust, to any committee of the Trustees and to any agent or employee of the Trust or to any such custodian, transfer or shareholder servicing agent, or Principal Underwriter. Any determination as to what is in the interests of the Trust made by the Trustees in good faith shall be conclusive. In construing the provisions of this Declaration of Trust, the presumption shall be in favor of a grant of power to the Trustees. Unless otherwise specified herein or in the By-Laws or required by law, any action by the Trustees shall be deemed effective if approved or taken by a majority of the Trustees present at a meeting of Trustees at which a quorum of Trustees is present, within or without the State of Delaware.

     Without limiting the foregoing, the Trustees shall have the power and authority to cause the Trust (or to act on behalf of the Trust):

     (a) To invest and reinvest cash, to hold cash uninvested, and to subscribe for, invest in, reinvest in, purchase or otherwise acquire, own, hold, pledge, sell, assign, transfer, exchange, distribute, write options on, lend or otherwise deal in or dispose of contracts for the future acquisition or delivery of fixed income or other securities, and securities of every nature and kind, including, without limitation, all types of bonds, debentures, stocks, negotiable or non-negotiable instruments, obligations, evidences of indebtedness, certificates of deposit or indebtedness, commercial papers, repurchase agreements, bankers' acceptances, and other securities of any kind, issued, created, guaranteed, or sponsored by any and all Persons, including without limitation, states, territories, and possessions of the United States and the District of Columbia and any political subdivision, agency, or instrumentality thereof, any foreign government or any political subdivision of the United States Government or any foreign government, or any international instrumentality, or by any bank or savings institution, or by any corporation or organization organized under the laws of the United States or of any state, territory, or possession thereof, or by any corporation or organization organized under any foreign law, or in "when issued" contracts for any such securities, to change the investments of the assets of the Trust; and to exercise any and all rights, powers, and privileges of ownership or interest in respect of any and all such investments of every kind and description, including, without limitation, the right to consent and otherwise act with respect thereto, with power to designate one or more Persons to exercise any of said rights, powers, and privileges in respect of any of said instruments;

     (b) To sell, exchange, lend, pledge, mortgage, hypothecate, lease, or write options (including, options on futures contracts) with respect to or otherwise deal in any property rights relating to any or all of the assets of the Trust or any Series;

     (c) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities or property; and to execute and deliver proxies or powers of attorney to such Person or Persons as the Trustees shall deem proper, granting to such Person or Persons such power and discretion with relation to securities or property as the Trustees shall deem proper;

     (d) To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities;

     (e) To hold any security or property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form, or in its own name or in the name of a custodian or sub-custodian or a nominee or nominees or otherwise;

     (f) To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer of any security which is held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer; and to pay calls or subscriptions with respect to any security held in the Trust;

     (g) To join with other security holders in acting through a committee, depository, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depository or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depository or trustee as the Trustees shall deem proper;

     (h) To compromise, arbitrate or otherwise adjust claims in favor of or against the Trust or any matter in controversy, including, but not limited to, claims for taxes;

     (i) To enter into joint ventures, general or limited partnerships and any other combinations or associations;

     (j) To borrow funds or other property in the name of the Trust exclusively for Trust purposes and in connection therewith to issue notes or other evidences of indebtedness; and to mortgage and pledge the Trust Property or any part thereof to secure any or all of such indebtedness;

     (k) To endorse or guarantee the payment of any notes or other obligations of any Person; to make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof; and to mortgage and pledge the Trust Property or any part thereof to secure any of or all of such obligations;

     (l) To purchase and pay for entirely out of Trust Property such insurance as the Trustees may deem necessary or appropriate for the conduct of the business, including, without limitation, insurance policies insuring the assets of the Trust or payment of distributions and principal on its portfolio investments, and insurance polices insuring the Shareholders, Trustees, officers, employees, agents, investment advisers, principal underwriters, or independent contractors of the Trust, individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such Person as Trustee, officer, employee, agent, investment adviser, principal underwriter, or independent contractor, including any action taken or omitted that may be determined to constitute negligence, whether or not the Trust would have the power to indemnify such Person against liability;

     (m) To adopt, establish and carry out pension, profit-sharing, share bonus, share purchase, savings, thrift and other retirement, incentive and benefit plans and trusts, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust;

     (n) To operate as and carry out the business of an investment company, and exercise all the powers necessary or appropriate to the conduct of such operations;

     (o) To enter into contracts of any kind and description;

     (p) To employ as custodian of any assets of the Trust one or more banks, trust companies or companies that are members of a national securities exchange or such other entities as the Commission may permit as custodians of the Trust, subject to any conditions set forth in this Declaration of Trust or in the By-Laws;

     (q) To employ auditors, counsel or other agents of the Trust, subject to any conditions set forth in this Declaration of Trust or in the By-Laws;

     (r) To interpret the investment policies, practices, or limitations of any Series or Class;

     (s) To establish separate and distinct Series with separately defined investment objectives and policies and distinct investment purposes, and with separate Shares representing beneficial interests in such Series, and to establish separate Classes, all in accordance with the provisions of Article III;

     (t) To the full extent permitted by the Delaware Act, to allocate assets, liabilities and expenses of the Trust to a particular Series and Class or to apportion the same between or among two or more Series or Classes, provided that any liabilities or expenses incurred by a particular Series or Class shall be payable solely out of the assets belonging to that Series or Class as provided for in Article III;

     (u) To invest all of the assets of the Trust, or any Series or any Class thereof in a single investment company;

     (v) Subject to the 1940 Act, to engage in any other lawful act or activity in which a business trust organized under the Delaware Act may engage.

     The Trust shall not be limited to investing in obligations maturing before the possible termination of the Trust or one or more of its Series. The Trust shall not in any way be bound or limited by any present or future law or custom in regard to investment by fiduciaries. The Trust shall not be required to obtain any court order to deal with any assets of the Trust or take any other action hereunder.

     Section 4. Payment of Expenses by the Trust. The Trustees are authorized to pay or cause to be paid out of the principal or income of the Trust, or partly out of the principal and partly out of income, as they deem fair, all expenses, fees, charges, taxes and liabilities incurred or arising in connection with the Trust, or in connection with the management thereof, including, but not limited to, the Trustees' compensation and such expenses and charges for the services of the Trust's officers, employees, Advisers, Principal Underwriter, auditors, counsel, custodian, transfer agent, shareholder servicing agent, and such other agents or independent contractors and such other expenses and charges as the Trustees may deem necessary or proper to incur, which expenses, fees, charges, taxes and liabilities shall be allocated in accordance with Article III, Section 6 hereof.

     Section 5. Payment of Expenses by Shareholders. The Trustees shall have the power, as frequently as they may determine, to cause each Shareholder, or each Shareholder of any particular Series, to pay directly, in advance or arrears, expenses of the Trust as described in Section 4 of this Article IV ("Expenses"), in an amount fixed from time to time by the Trustees, by setting off such Expenses due from such Shareholder from declared but unpaid dividends owed such Shareholder and/or by reducing the number of Shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such Expenses due from such Shareholder, provided that the direct payment of such Expenses by Shareholders is permitted under applicable law.

     Section 6. Ownership of Assets of the Trust. Title to all of the assets of the Trust shall at all times be considered as vested in the Trust, except that the Trustees shall have power to cause legal title to any Trust Property to be held by or in the name of one or more of the Trustees, or in the name of the Trust, or in the name of any other Person as nominee, on such terms as the Trustees may determine. The right, title and interest of the Trustees in the Trust Property shall vest automatically in each Person who may hereafter become a Trustee. Upon the resignation, removal or death of a Trustee, he or she shall automatically cease to have any right, title or interest in any of the Trust Property, and the right, title and interest of such Trustee in the Trust property shall vest automatically in the remaining Trustees. Such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered.

     Section 7. Service Contracts.

     (a) Subject to such requirements and restrictions as may be set forth under federal and/or state law and in the By-Laws, including, without limitation, the requirements of Section 15 of the 1940 Act, the Trustees may, at any time and from time to time, contract for exclusive or nonexclusive advisory, management and/or administrative services for the Trust or for any Series (or Class thereof) with any Person and any such contract may contain such other terms as the Trustees may determine, including, without limitation, authority for the Adviser(s) or administrator to delegate certain or all of its duties under such contracts to other qualified investment advisers and administrators and to determine from time to time without prior consultation with the Trustees what investments shall be purchased, held, sold or exchanged and what portion, if any, of the assets of the Trust shall be held uninvested and to make changes in the Trust's investments, or such other activities as may specifically be delegated to such party.

     (b) The Trustees may also, at any time and from time to time, contract with any Person, appointing such Person exclusive or nonexclusive distributor or Principal Underwriter for the Shares of one or more of the Series (or Classes) or other securities to be issued by the Trust.

     (c) The Trustees are also empowered, at any time and from time to time, to contract with any Person, appointing such Person or Persons the custodian, transfer agent and/or shareholder servicing agent for the Trust or one or more of its Series.

     (d) The Trustees are further empowered, at any time and from time to time, to contract with any Person to provide such other services to the Trust or one or more of the Series, as the Trustees determine to be in the best interests of the Trust and the applicable Series.

     (e) The fact that:

      (i) any of the Shareholders, Trustees, or officers of the Trust is a shareholder, director, officer, partner, trustee, employee, Adviser, Principal Underwriter, distributor, or affiliate or agent of or for any Person, or for any parent or affiliate of any Person with which an advisory, management, or administration contract, or Principal Underwriter's or distributor's contract, or transfer agent, shareholder servicing agent or other type of service contract may have been or may hereafter be made, or that any such organization, or any parent or affiliate thereof, is a Shareholder or has an interest in the Trust; or that

     (ii) any Person with which an advisory, management, or administration contract or Principal Underwriter's or distributor's contract, or transfer agent or shareholder servicing agent contract may have been or may hereafter be made also has an advisory, management, or administration contract, or Principal Underwriter's or distributor's or other service contract with one or more other Persons, or has other business or interests, shall not affect the validity of any such contract or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same, or create any liability or accountability to the Trust or its shareholders.

     Section 8. Trustees and Officers as Shareholders. Any Trustee, officer or agent of the Trust may acquire, own and dispose of Shares to the same extent as if he or she were not a Trustee, officer or agent; and the Trustees may issue and sell and cause to be issued and sold Shares to, and redeem such Shares from, any such Person or any firm or company in which such Person is interested, subject only to the general limitations contained herein or in the By-Laws relating to the sale and redemption of such Shares.

     Section 9. Compensation. The Trustees in such capacity shall be entitled to reasonable compensation from the Trust and they may fix the amount of such compensation. Nothing herein shall in any way prevent the employment of any Trustee for advisory, management, legal, accounting, investment banking or other services and payment for such services by the Trust.

                                     ARTICLE V

                      Shareholders' Voting Powers and Meetings

     Section 1. Voting Powers. Meetings. Notice. and Record Dates. The Shareholders shall have power to vote only: (i) for the election or removal of Trustees as provided in Article IV, Section 1 hereof, and (ii) with respect to such additional matters relating to the Trust as may be required by applicable law, this Declaration of Trust, the By-Laws or any registration statement of the Trust with the Commission (or any successor agency) or as the Trustees may consider necessary or desirable. Shareholders shall be entitled to one vote for each Share held, and a fractional vote for each fraction of a Share held, as to any matter on which the Share is entitled to vote. Notwithstanding any other provision of this Declaration of Trust, on any matters submitted to a vote of the Shareholders, all shares of the Trust then entitled to vote shall be voted in aggregate, except: (i) when required by the 1940 Act, Shares shall be voted by individual Series; (ii) when the matter involves any action that the Trustees have determined will affect only the interests of one or more Series, then only Shareholders of such Series shall be entitled to vote thereon; and (iii) when the matter involves any action that the Trustees have determined will affect only the interests of one or more Classes, then only the Shareholders of such Class or Classes shall be entitled to vote thereon. There shall be no cumulative voting in the election of Trustees. Shares may be voted in person or by proxy. A proxy may be given in writing. The By-Laws may provide that proxies may also, or may instead, be given by an electronic or telecommunications device or in any other manner. Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required by law, this Declaration of Trust or the By-Laws to be taken by the Shareholders. Meetings of the Shareholders shall be called and notice thereof and record dates therefor shall be given and set as provided in the By-Laws.

     Section 2. Quorum and Required Vote. Except when a larger quorum is required by applicable law, by the By-Laws or by this Declaration of Trust, twenty-five percent (25%) of the Shares issued and outstanding shall constitute a quorum at a Shareholders' meeting but any lesser number shall be sufficient for adjourned sessions. When any one or more Series (or Classes) is to vote as a single Series (or Class) separate from any other Shares, twenty-five percent (25%) of the Shares of each such Series (or Class) issued and outstanding shall constitute a quorum at a Shareholders' meeting of that Series (or Class). Except when a larger vote is required by any provision of this Declaration of Trust or the By-Laws or by applicable law, when a quorum is present at any meeting, a majority of the Shares voted shall decide any questions and a plurality of the Shares voted shall elect a Trustee, provided that where any provision of law or of this Declaration of Trust requires that the holders of any Series shall vote as a Series (or that holders of a Class shall vote as a Class), then a majority of the Shares of that Series (or Class) voted on the matter (or a plurality with respect to the election of a Trustee) shall decide that matter insofar as that Series (or Class) is concerned.

     Section 3. Record Dates. For the purpose of determining the Shareholders of any Series (or Class) who are entitled to receive payment of any dividend or of any other distribution, the Trustees may from time to time fix a date, which shall be before the date for the payment of such dividend or such other payment, as the record date for determining the Shareholders of such Series (or Class) having the right to receive such dividend or distribution. Without fixing a record date, the Trustees may for distribution purposes close the register or transfer books for one or more Series (or Classes) at any time prior to the payment of a distribution. Nothing in this Section shall be construed as precluding the Trustees from setting different record dates for different Series (or Classes).

     Section 4. Additional Provisions. The By-Laws may include further provisions for Shareholders' votes and meetings and related matters.

                                     ARTICLE VI

                   Net Asset Value, Distributions and Redemptions

     Section 1. Determination of Net Asset Value, Net Income and Distributions. Subject to applicable law and Article III, Section 6 hereof, the Trustees, in their absolute discretion, may prescribe and shall set forth in the By-Laws or in a duly adopted vote of the Trustees such bases and time for determining the per Share or net asset value of the Shares of any Series or Class or net income attributable to the Shares of any Series or Class, or the declaration and payment of dividends and distributions on the Shares of any Series or Class, as they may deem necessary or desirable.

     Section 2. Redemptions and Repurchases.

     (a) The Trust shall purchase such Shares as are offered by any Shareholder for redemption, upon the presentation of a proper instrument of transfer together with a request directed to the Trust, or a Person designated by the Trust, that the Trust purchase such Shares or in accordance with such other procedures for redemption as the Trustees may from time to time authorize; and the Trust will pay therefor the net asset value thereof as determined by the Trustees (or on their behalf), in accordance with any applicable provisions of the By-Laws, any registration statement of the Trust and applicable law. Unless extraordinary circumstances exist, payment for said Shares shall be made by the Trust to the Shareholder in accordance with the 1940 Act and any rules and regulations thereunder or as otherwise required by the Commission. The obligation set forth in this Section 2(a) is subject to the provision that, during any emergency which makes it impracticable for the Trust to dispose of the investments of the applicable Series or to determine fairly the value of the net assets held with respect to such Series, such obligation may be suspended or postponed by the Trustees. In the case of a suspension of the right of redemption as provided herein, a Shareholder may either withdraw the request for redemption or receive payment based on the net asset value per share next determined after the termination of such suspension.

     (b) The redemption price may in any case or cases be paid wholly or partly in kind if the Trustees determine that such payment is advisable in the interest of the remaining Shareholders of the Series or Class thereof for which the Shares are being redeemed. Subject to the foregoing, the fair value, selection and quantity of securities or other property so paid or delivered as all or part of the redemption price may be determined by or under authority of the Trustees. In no case shall the Trust be liable for any delay of any Adviser or other Person in transferring securities selected for delivery as all or part of any payment-in-kind.

     (c) If the Trustees shall, at any time and in good faith, determine that direct or indirect ownership of Shares of any Series or Class thereof has or may become concentrated in any Person to an extent that would disqualify any Series as a regulated investment company under the Internal Revenue Code of 1986, as amended (or any successor statute thereof), then the Trustees shall have the power (but not the obligation) by such means as they deem equitable (i) to call for the redemption by any such Person of a number, or principal amount, of Shares sufficient to maintain or bring the direct or indirect ownership of Shares into conformity with the requirements for such qualification, (ii) to refuse to transfer or issue Shares of any Series or Class thereof to such Person whose acquisition of the Shares in question would result in such disqualification, or (iii) to take such other actions as they deem necessary and appropriate to avoid such disqualification. Any such redemption shall be effected at the redemption price and in the manner provided in this Article VI.

     (d) The holders of Shares shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares as the Trustees deem necessary to comply with the provisions of the Internal Revenue Code of 1986, as amended (or any successor statute thereto), or to comply with the requirements of any other taxing authority.

                                    ARTICLE VII

                      Limitation of Liability; Indemnification

     Section 1. Trustees, Shareholders, etc. Not Personally Liable; Notice. The Trustees, officers, employees and agents of the Trust, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the Trust, are or shall be deemed to be acting as Trustees, officers, employees or agents of the Trust and not in their own capacities. No Shareholder shall be subject to any personal liability whatsoever in tort, contract or otherwise to any other Person or Persons in connection with the assets or the affairs of the Trust or of any Series, and subject to Section 4 of this Article VII, no Trustee, officer, employee or agent of the Trust shall be subject to any personal liability whatsoever in tort, contract, or otherwise, to any other Person or Persons in connection with the assets or affairs of the Trust or of any Series, save only that arising from his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or the discharge of his or her functions. The Trust (or if the matter relates only to a particular Series, that Series) shall be solely liable for any and all debts, claims, demands, judgments, decrees, liabilities or obligations of any and every kind, against or with respect to the Trust or such Series in tort, contract or otherwise in connection with the assets or the affairs of the Trust or such Series, and all Persons dealing with the Trust or any Series shall be deemed to have agreed that resort shall be had solely to the Trust Property of the Trust (or if the matter relates only to a particular Series, that of such Series), for the payment or performance thereof.


     The Trustees may provide that every note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officers or officer shall give notice that a Certificate of Trust in respect of the Trust is on file with the Secretary of State of the State of Delaware and may recite to the effect that the same was executed or made by or on behalf of the Trust or by them as Trustees or Trustee or as officers or officer, and not individually, and that the obligations of any instrument made or issued by the Trustees or by any officer of officers of the Trust are not binding upon any of them or the Shareholders individually but are binding only upon the assets and property of the Trust, or the particular Series in question, as the case may be. The omission of any statement to such effect from such instrument shall not operate to bind any Trustees or Trustee or officers or officer or Shareholders or Shareholder individually, or to subject the assets of any Series to the obligations of any other Series.

     Section 2. Trustees' Good Faith Action; Expert Advice; No Bond or Surety. The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. Subject to Section 4 of this Article VII, a Trustee shall be liable for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. Subject to the foregoing, (i) the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, consultant, Adviser, administrator, distributor or Principal Underwriter, custodian or transfer agent, dividend disbursing agent, shareholder servicing agent or accounting agent of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee; (ii) the Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice; and (iii) in discharging their duties, the Trustees, when acting in good faith, shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trustees by any officer appointed by them, any independent public accountant, and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of a contracting party employed by the Trust. The

Trustees as such shall not be required to give any bond or surety or any other security for the performance of their duties.

     Section 3. Indemnification of Shareholders. If any Shareholder (or former Shareholder) of the Trust shall be charged or held to be personally liable for any obligation or liability of the Trust solely by reason of being or having been a Shareholder and not because of such Shareholder's acts or omissions or for some other reason, the Trust (upon proper and timely request by the Shareholder) may assume the defense against such charge and satisfy any judgment thereon or may reimburse the Shareholders for expenses, and the Shareholder or former Shareholder (or the heirs, executors, administrators or other legal representatives thereof, or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled (but solely out of the assets of the Series of which such Shareholder or former Shareholder is or was the holder of Shares) to be held harmless from and indemnified against all loss and expense arising from such liability.

     Section 4. Indemnification of Trustees, Officers, etc. Subject to the limitations, if applicable, hereinafter set forth in this Section 4, the Trust shall indemnify (from the assets of one or more Series to which the conduct in question relates) each of its Trustees, officers, employees and agents (including Persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter, together with such Person's heirs, executors, administrators or personal representative, referred to as a "Covered Persons") against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person's action was in or not opposed to the best interests of the Trust; or
(ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office; and (iii) for a criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as "Disabling Conduct"). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of Disabling Conduct,
(ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of the

Trustees who are neither "interested persons" of the Trust as defined in the 1940 Act nor parties to the proceeding (the "Disinterested Trustees"), or (b) an independent legal counsel in a written opinion. Expenses, including accountants' and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by one or more Series to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided that the Covered Person shall have undertaken to repay the amounts so paid to such Series if it is ultimately determined that indemnification of such expenses is not authorized under this Article VII and
(i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

     Section 5. Compromise Payment. As to any matter disposed of by a compromise payment by any such Covered Person referred to in Section 4 of this Article VII, pursuant to a consent decree or otherwise, no such indemnification either for said payment or for any other expenses shall be provided unless such indemnification shall be approved (i) by a majority of a quorum of the Disinterested Trustees or (ii) by an independent legal counsel in a written opinion. Approval by the Trustees pursuant to clause (i) or by independent legal counsel pursuant to clause (ii) shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with either of such clauses as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in or not opposed to the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Covered Person's office.

     Section 6. Indemnification Not Exclusive, etc. The right of indemnification provided by this Article VII shall not be exclusive of or affect any other rights to which any such Covered Person or shareholder may be entitled. As used in this Article VII, a "disinterested" Person is one against whom none of the actions, suits or other proceedings in question, and no other action, suit or other proceeding on the same or similar grounds is then or has been pending or threatened. Nothing contained in this Article VII shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other Persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such Person.

     Section 7. Liability of Third Persons Dealing with Trustees. No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

     Section 8. Insurance. The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee, officer, employee, or agent of the Trust in connection with any claim, action, suit, or proceeding in which he or she may become involved by virtue of his or her capacity or former capacity as a Trustee of the Trust.

                                    ARTICLE VIII

                                   Miscellaneous

     Section 1. Termination of the Trust or Any Series or Class.

     (a) Unless terminated as provided herein, the Trust shall continue without limitation of time. The Trustees in their sole discretion may terminate the Trust.

     (b) Upon the requisite action by the Trustees to terminate the Trust or any one or more Series of Shares or any Class thereof, after paying or otherwise providing for all charges, taxes, expenses, and liabilities, whether due or accrued or anticipated, of the Trust or of the particular Series or any Class thereof as may be determined by the Trustees, the Trust shall in accordance with such procedures as the Trustees may consider appropriate reduce the remaining assets of the Trust or of the affected Series or Class to distributable form in cash or Shares (if any Series remain) or other securities, or any combination thereof, and distribute the proceeds to the Shareholders of the Series or Classes involved, ratably according to the number of Shares of such Series or Class held by the Shareholders of such Series or Class on the date of distribution. Thereupon, the Trust or any affected Series or Class shall terminate and the Trustees and the Trust shall be discharged from any and all further liabilities and duties relating thereto or arising therefrom, and the right, title, and interest of all parties with respect to the Trust or such Series or Class shall be canceled and discharged.

     (c) Upon termination of the Trust, following completion of winding up of its business, the Trustees shall cause a certificate of cancellation of the Trust's Certificate of Trust to be filed in accordance with the Delaware Act, which certificate of cancellation may be signed by any one Trustee.

     Section 2. Reorganization.

     (a) Notwithstanding anything else herein, the Trustees may, without Shareholder approval unless such approval is required by applicable law, (i) cause the Trust to merge or consolidate with or into or transfer its assets and any liabilities to one or more trusts (or series thereof to the extent permitted by law), partnerships, associations, corporations or other business entities (including trusts, partnerships, associations, corporations or other business entities created by the Trustees to accomplish such merger or consolidation or transfer of assets and any liabilities) so long as the surviving or resulting entity is an investment company as defined in the 1940 Act, or is a series thereof, that will succeed to or assume the Trust's registration under the 1940 Act and that is formed, organized, or existing under the laws of the United States or of a state, commonwealth, possession or colony of the United States, unless otherwise permitted under the 1940 Act, (ii) cause any one or more Series (or Classes) of the Trust to merge or consolidate with or into or transfer its assets and any liabilities to any one or more other Series (or Classes) of the Trust, one or more trusts (or series or classes thereof to the extent permitted by law), partnerships, associations, corporations, (iii) cause the Shares to be exchanged under or pursuant to any state or federal statute to the extent permitted by law or (iv) cause the Trust to reorganize as a corporation, limited liability company or limited liability partnership under the laws of Delaware or any other state or jurisdiction.

     (b) Pursuant to and in accordance with the provisions of Section 3815(f) of the Delaware Act, and notwithstanding anything to the contrary contained in this Declaration of Trust, an agreement of merger or consolidation or exchange or transfer of assets and liabilities approved by the Trustees in accordance with this Section 2 may (i) effect any amendment to the governing instrument of the Trust or (ii) effect the adoption of a new governing instrument of the Trust if the Trust is the surviving or resulting trust in the merger or consolidation.

     (c) The Trustees may create one or more business trusts to which all or any part of the assets, liabilities, profits, or losses of the Trust or any Series or Class thereof may be transferred and may provide for the conversion of Shares in the Trust or any Series or Class thereof into beneficial interests in any such newly created trust or trusts or any series or classes thereof.

     Section 3. Amendments. Except as specifically provided in this Section 3, the Trustees may, without Shareholder vote, restate, amend, or otherwise supplement this Declaration of Trust. Shareholders shall have the right to vote on (i) any amendment that would affect their right to vote granted in Article V,
Section 1 hereof, (ii) any amendment to this Section 3 of Article VIII; (iii) any amendment that may require their vote under applicable law or by the Trust's registration statement, as filed with the Commission, and (iv) any amendment submitted to them for their vote by the Trustees. Any amendment required or permitted to be submitted to the Shareholders that, as the Trustees determine, shall affect the Shareholders of one or more Series shall be authorized by a vote of the Shareholders of each Series affected and no vote of Shareholders of a Series not affected shall be required. Notwithstanding anything else herein, no amendment hereof shall limit the rights to insurance provided by Article VII hereof with respect to any acts or omissions of Persons covered thereby prior to such amendment nor shall any such amendment limit the rights to indemnification referenced in Article VII hereof as provided in the By-Laws with respect to any actions or omissions of Persons covered thereby prior to such amendment. The Trustees may, without Shareholder vote, restate, amend, or otherwise supplement the Certificate of Trust as they deem necessary or desirable.

     Section 4. Filing of Copies; References; Headings. The original or a copy of this instrument and of each restatement and/or amendment hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder. Anyone dealing with the Trust may rely on a certificate by an officer of the Trust as to whether or not any such restatements and/or amendments have been made and as to any matters in connection with the Trust hereunder; and, with the same effect as if it were the original, may rely on a copy certified by an officer of the Trust to be a copy of this instrument or of any such restatements and/or amendments. In this instrument and in any such restatements and/or amendments, references to this instrument, and all expressions such as "herein," "hereof," and "hereunder," shall be deemed to refer to this instrument as amended or affected by any such restatements and/or amendments. Headings are placed herein for convenience of reference only and shall not be taken as a part hereof or control or affect the meaning, construction or effect of this instrument. Whenever the singular number is used herein, the same shall include the plural; and the neuter, masculine and feminine genders shall include each other, as applicable. This instrument may be executed in any number of counterparts each of which shall be deemed an original.

     Section 5. Applicable Law.

     (a) The Trust is created under, and this Declaration of Trust is to be governed by, and construed and enforced in accordance with, the laws of the State of Delaware. The Trust shall be of the type commonly called a business trust, and without limiting the provisions hereof, the Trust specifically reserves the right to exercise any of the powers or privileges afforded to business trusts or actions that may be engaged in by business trusts under the Delaware Act, and the absence of a specific reference herein to any such power, privilege, or action shall not imply that the Trust may not exercise such power or privilege or take such actions.

     (b) Notwithstanding the first sentence of Section 5(a) of this Article VIII, there shall not be applicable to the Trust, the Trustees, or this Declaration of Trust either the provisions of Section 3540 of Title 12 of the Delaware Code or any provisions of the laws (statutory or common) of the State of Delaware (other than the Delaware Act) pertaining to trusts that relate to or regulate: (i) the filing with any court or governmental body or agency of Trustee accounts or schedules of trustee fees and charges; (ii) affirmative requirements to post bonds for trustees, officers, agents, or employees of a trust; (iii) the necessity for obtaining a court or other governmental approval concerning the acquisition, holding, or disposition of real or personal property; (iv) fees or other sums applicable to trustees, officers, agents or employees of a trust; (v) the allocation of receipts and expenditures to income or principal; (vi) restrictions or limitations on the permissible nature, amount, or concentration of trust investments or requirements relating to the titling, storage, or other manner of holding of trust assets; or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers or liabilities or authorities and powers of trustees that are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Declaration of Trust; or (viii) activities similar to those referenced in the foregoing items (i) through (vii).

     Section 6. Provisions in Conflict with Law or Regulations.

     (a) The provisions of this Declaration of Trust are severable, and if the Trustees shall determine, with the advice of counsel, that any such provision is in conflict with the 1940 Act, the regulated investment company provisions of the Internal Revenue Code of 1986, as amended (or any successor statute thereto), and the regulations thereunder, the Delaware Act or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of this Declaration of Trust; provided, however, that such decision shall not affect any of the remaining provisions of this Declaration of Trust or render invalid or improper any action taken or omitted prior to such determination.

     (b) If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall, not in any MANNER affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

     Section 7. Business Trust Only. It is the intention of the Trustees to create a business trust pursuant to the Delaware Act. It is not the intention of the Trustees to create a general partnership, limited partnership, joint stock association, corporation, bailment, or any form of legal relationship other than a business trust pursuant to the Delaware Act. Nothing in this Declaration of Trust shall be construed to make the Shareholders, either by themselves or with the Trustees, partners, or members of a joint stock association.

     IN WITNESS WHEREOF, the Trustees named below do hereby make and enter into this Agreement and Declaration of Trust as of the __ day of February, 1998.

/s/ Richard A. DeWitt                   /s/ James J. Rosloniec

------------------------------          ---------------------------------
Richard A. DeWitt                       James J. Rosloniec
Trustee and not individually            Trustee and not individually



/s/ Allan D. Engel                      /s/ Walter T. Jones


------------------------------          ---------------------------------
Allan D. Engel                          Walter T. Jones
Trustee and not individually            Trustee and not individually



/s/ Donald H. Johnson



-----------------------------
Donald H. Johnson
Trustee and not individually



                          THE PRINCIPAL PLACE OF BUSINESS
                                  OF THE TRUST IS:

                              7575 Fulton Street East,
                                Ada, Michigan 49355

                                     BY-LAWS

                                       of

                             AMWAY MUTUAL FUND TRUST

                            a Delaware Business Trust

                          Principal Place of Business:

                             7575 Fulton Street East

                               Ada, Michigan 49355

                              Agent for Service of
                              Process in Delaware:

                            Corporation Trust Company
                            Corporation Trust Center
                               1209 Orange Street
                           Wilmington, Delaware 19801

                                     BY-LAWS

                                       OF

                           AMWAY  MUTUAL  FUND  TRUST

                            a Delaware Business Trust


                                TABLE OF CONTENTS

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
     Agreement and Declaration of Trust. . . . . . . . . . . . . . . . .  1
     Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

ARTICLE I   OFFICES. . . . . . . . . . . . . . . . . . . . . . . . . . .  1
     Section 1.  Principal Office. . . . . . . . . . . . . . . . . . . .  1
     Section 2.  Delaware Office . . . . . . . . . . . . . . . . . . .    1
     Section 3.  Other Offices . . . . . . . . . . . . . . . . . . . . .  1

ARTICLE II   MEETINGS OF SHAREHOLDERS. . . . . . . . . . . . . . . . . .  2
     Section 1.  Place of Meetings . . . . . . . . . . . . . . . . . . .  2
     Section 2.  Call of Meetings. . . . . . . . . . . . . . . . . . . .  2
     Section 3.  Notice of Meetings of Shareholders. . . . . . . . . . .  2
     Section 4.  Manner of Ginving Notice: Affidavit of Notice . . . . .  2
     Section 5.  Adjourned Meeting: Notice . . . . . . . . . . . . . . .  3
     Section 6.  Voting. . . . . . . . . . . . . . . . . . . . . . . . .  3
     Section 7.  Waiver of Notice; Consent of Absent Shareholder . . . .  3
     Section 8.  Shareholder Action by Written Consent Without a
                 Meeting . . . . . . . . . . . . . . . . . . . . . . . .  3
     Section 9.  Record Date for Shareholder Notice; Voting and Giving
                 Consents. . . . . . . . . . . . . . . . . . . . . . . .  4
     Section 10. Proxies . . . . . . . . . . . . . . . . . . . . . . . .  5
     Section 11. Inspectors of Election. . . . . . . . . . . . . . . . .  5

ARTICLE III    TRUSTEES. . . . . . . . . . . . . . . . . . . . . . . . .  6
     Section 1.  Powers. . . . . . . . . . . . . . . . . . . . . . . . .  6
     Section 2.  Number of Trustees. . . . . . . . . . . . . . . . . . .  6
     Section 3.  Vacancies . . . . . . . . . . . . . . . . . . . . . . .  6
     Section 4.  Chair . . . . . . . . . . . . . . . . . . . . . . . . .  6
     Section 5.  Place of Meetings and Meetings by Telephone . . . . . .  7
     Section 6.  Regular Meetings. . . . . . . . . . . . . . . . . . . .  7
     Section 7.  Special Meetings. . . . . . . . . . . . . . . . . . . .  7
     Section 8.  Quorum. . . . . . . . . . . . . . . . . . . . . . . . .  7
     Section 9.  Waiver of Notice. . . . . . . . . . . . . . . . . . . .  8


     Section 10. Adjournment . . . . . . . . . . . . . . . . . . . . . .  8
     Section 11. Notice of Adjournment . . . . . . . . . . . . . . . . .  8
     Section 12. Action Without a Meeting. . . . . . . . . . . . . . . .  8
     Section 13. Fees and Compensation of Trustees . . . . . . . . . . .  8
     Section 14. Delegation of Power to Other Trustees . . . . . . . . .  8

ARTICLE IV    COMMITTEES . . . . . . . . . . . . . . . . . . . . . . . .  9
     Section 1.  Committees of Trustees. . . . . . . . . . . . . . . . .  9
     Section 2.  Meetings and Action of Committees . . . . . . . . . . .  9

ARTICLE V     OFFICERS . . . . . . . . . . . . . . . . . . . . . . . . . 10
     Section 1.  Officers. . . . . . . . . . . . . . . . . . . . . . . . 10
     Section 2.  Election of Officers. . . . . . . . . . . . . . . . . . 10
     Section 3.  Subordinate Officers. . . . . . . . . . . . . . . . . . 10
     Section 4.  Removal and Resignation of Officers . . . . . . . . . . 10
     Section 5.  Vacancies in Offices. . . . . . . . . . . . . . . . . . 10
     Section 6.  President . . . . . . . . . . . . . . . . . . . . . . . 10
     Section 7.  Vice Presidents . . . . . . . . . . . . . . . . . . . . 11
     Section 8.  Secretary . . . . . . . . . . . . . . . . . . . . . . . 11
     Section 9.  Treasurer . . . . . . . . . . . . . . . . . . . . . . . 11

ARTICLE VI    INSPECTION OF RECORDS AND REPORTS. . . . . . . . . . . . . 12
     Section 1.  Inspection by Shareholders. . . . . . . . . . . . . . . 12
     Section 2.  Inspection by Trustees. . . . . . . . . . . . . . . . . 12

ARTICLE VII   GENERAL MATTERS. . . . . . . . . . . . . . . . . . . . . . 12
     Section 1.  Checks, Drafts, Evidences of Indebtedness . . . . . . . 12
     Section 2.  Contracts and Instruments: How Executed . . . . . . . . 12
     Section 3.  Fiscal Year . . . . . . . . . . . . . . . . . . . . . . 12
     Section 4.  Seal. . . . . . . . . . . . . . . . . . . . . . . . . . 13

ARTICLE VIII  AMENDMENTS . . . . . . . . . . . . . . . . . . . . . . . . 13
     Section 1.  Amendment . . . . . . . . . . . . . . . . . . . . . . . 13

                                     BY-LAWS

                                       OF

                           AMWAY  MUTUAL  FUND  TRUST

                            a Delaware Business Trust


                                  INTRODUCTION

     A. Agreement and Declaration of Trust. These By-Laws shall be subject to the Agreement and Declaration of Trust, as from time to time in effect (the "Declaration of Trust"), of Amway Mutual Fund Trust, a Delaware business trust (the "Trust"). In the event of any inconsistency between the terms hereof and the terms of the Declaration of Trust, the terms of the Declaration of Trust shall control.

     B. Definitions. Capitalized terms used herein and not herein defined are used as defined in the Declaration of Trust.

                              ARTICLE I    OFFICES

     Section 1. Principal Office. The Trustees shall fix and, from time to time, may change the location of the principal executive office of the Trust at any place within or outside the State of Delaware.

     Section 2. Delaware Office. The Trustee shall establish a registered office in the State of Delaware and shall appoint as the Trust's registered agent for service of process in the State of Delaware an individual who is a resident of the State of Delaware or a Delaware corporation or a corporation authorized to transact business in the State of Delaware; in each case the business office of such registered agent for service of process shall be identical with the registered Delaware office of the Trust.

     Section 3. Other Offices. The Trustees may at any time establish branch or subordinate offices at any place or places within or outside the State of Delaware where the Trust intends to do business.

                     ARTICLE II    MEETINGS OF SHAREHOLDERS

     Section 1. Place of Meetings. Meetings of Shareholders shall be held at any place designated by the Trustees. In the absence of any such designation, Shareholders' meetings shall be held at the principal executive office of the Trust.

     Section 2. Call of Meetings. There shall be no annual Shareholders' meetings. Special meetings of the Shareholders may be called at any time by the Trustees, the President or any other officer designated for the purpose by the Trustees, for the purpose of seeking action upon any matter requiring the vote or authority of the Shareholders as herein provided or provided in the Declaration of Trust or upon any other matter as to which such vote or authority is deemed by the Trustees or the President to be necessary or desirable. To the extent required by the Investment Company Act of 1940, as amended ("1940 Act"), meetings of the Shareholders for the purpose of voting on the removal of any Trustee shall be called promptly by the Trustees.

     Section 3. Notice of Meetings of Shareholders. All notices of meetings of Shareholders shall be sent or otherwise given to Shareholders in accordance with
Section 4 of this Article II not less than ten (10) nor more than ninety (90) days before the date of the meeting. The notice shall specify (i) the place, date and hour of the meeting, and (ii) the general nature of the business to be transacted.

     Section 4. Manner of Giving Notice: Affidavit of Notice. Notice of any meeting of Shareholders shall be (i) given either by hand delivery, first-class mail, telegraphic or other written communication, charges prepaid, and (ii) addressed to the Shareholder at the address of that Shareholder appearing on the books of the Trust or its transfer agent or given by the Shareholders to the Trust for the purpose of notice. If no such address appears on the Trust's books or is not given to the Trust, notice shall be deemed to have been given if sent to that shareholder by first class mail or telegraphic or other written communication to the Trust's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication or, where notice is given by publication, on the date of publication.

     An Affidavit of the mailing or other means of giving any notice of any meeting of Shareholders shall be filed and maintained in the minute book of the Trust.

     Section 5. Adjourned Meeting; Notice. Any meetings of Shareholders, whether or not a quorum is present, may be adjourned from time to time by: (a) the vote of the majority of the Shares represented at that meeting, either in person or by proxy; or (b) in his or her discretion by the chair of the meeting.

     When any meeting of Shareholders is adjourned to another time or place, notice need not be given of the adjourned meeting at which the adjournment is taken, unless a new record date of the adjourned meeting is fixed. Notice of any such adjourned meeting shall be given to each Shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 3 and 4 of this Article II. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

     Section 6. Voting. The Shareholders entitled to vote at any meeting of Shareholders shall be determined in accordance with the provisions of the Declaration of Trust, as in effect at such time. The Shareholders' vote may be by voice vote or by ballot, provided, however, that any election for Trustees must be by ballot if demanded by any Shareholder before the voting has begun.

     Section 7. Waiver of Notice; Consent of Absent Shareholders. The transaction of business and any actions taken at a meeting of Shareholders, however called and noticed and wherever held, shall be as valid as though taken at a meeting duly held after regular call and notice provided a quorum is present either in person or by proxy at the meeting of Shareholders and if either before or after the meeting, each Shareholder entitled to vote who was not present in person or by proxy at the meeting of the Shareholders signs a written waiver of notice or a consent to a holding of the meeting or an approval of the minutes. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any meeting of Shareholders.

     Attendance by a Shareholder at a meeting of Shareholders shall constitute a waiver of notice of that meeting, except if the Shareholder objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting of Shareholders is not a waiver of any right to object to the consideration of matters not included in the notice of the meeting of Shareholders if that objection is expressly made at the beginning at the meeting.

     Section 8. Shareholder Action by Written Consent With a Meeting. Except as provided in the Declaration of Trust, any action that may be taken at any meeting of Shareholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action to be taken is signed by the holders of outstanding Shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Shares entitled to vote on that action were present and voted, provided, however, that the Shareholders receive any necessary Information Statement or other necessary documentation in conformity with the requirements of the Securities Exchange Act of 1934 or the rules or regulations thereunder. All such consents shall be filed with the Secretary of the Trust and shall be maintained in the Trust's records. Any Shareholder giving a written consent or the Shareholder's proxy holders or a transferee of the Shares or a personal representative of the Shareholder or their respective proxy holders may revoke the Shareholder's written consent by a writing received by the Secretary of the Trust before written consents of the number of Shares required to authorize the proposed action have been filed with the Secretary.

     If the consents of all Shareholders entitled to vote have not been solicited in writing and if the unanimous written consent of all such Shareholders shall not have been received, the Secretary shall give prompt notice of the action approved by the Shareholders without a meeting. This notice shall be given in the manner specified in Section 4 of this Article II.

     Section 9.  Record Date for Shareholder Notice; Voting and Giving Consents.

     (a) For purposes of determining the Shareholders entitled to vote or act at any meeting or adjournment thereof, the Trustees may fix in advance a record date which shall not be more than ninety (90) days nor less than ten (10) days before the date of any such meeting. Without fixing a record date for a meeting, the Trustees may for voting and notice purposes close the register or transfer books for one or more Series (or Classes) for all or any part of the period between the earliest date on which a record date for such meeting could be set in accordance herewith and the date of such meeting.

     If the Trustees do not so fix a record date or close the register or transfer books of the affected Series or Classes, the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be the close of business on the business day next preceding the day on which notice is given or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

     (b) The record date for determining Shareholders entitled to give consent to action in writing without a meeting, (a) when no prior action of the Trustees has been taken, shall be the day on which the first written consent is given, or
(b) when prior action of the Trustees has been taken, shall be (i) such date as determined for that purpose by the Trustees, which record date shall not precede the date upon which the resolution fixing it is adopted by the Trustees and shall not be more than twenty (20) days after the date of such resolution, or
(ii) if no record date is fixed by the Trustees, the record date shall be the close of business on the day on which the Trustees adopt the resolution relating to that action. Nothing in this Section shall be constituted as precluding the Trustees from setting different record dates for different Series or Classes. Only Shareholders of record on the record date as herein determined shall have any right to vote or to act at any meeting or give consent to any action relating to such record date, notwithstanding any transfer of Shares on the books of the Trust after such record date.

     Section 10. Proxies. Subject to the provisions of the Declaration of Trust, every Person entitled to vote for Trustees or on any other matter shall have the right to do so either in person or by proxy, provided that either (i) an instrument authorizing such a proxy to act is executed by the Shareholder in writing and dated not more than eleven (11) months before the meeting, unless the instrument specifically provides for a longer period or (ii) the Trustees adopt an electronic, telephonic, computerized or other alternative to the execution of a written instrument authorizing the proxy to act, and such authorization is received not more than eleven (11) months before the meeting. A proxy shall be deemed executed by a Shareholder if the Shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the Shareholder or the Shareholder's attorney-in-fact. A valid proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the Person executing it before the vote pursuant to that proxy is taken, (a) by a writing delivered to the Trust stating that the proxy is revoked, or (b) by a subsequent proxy executed by such Person, or (c) attendance at the meeting and voting in person by the Person executing that proxy, or (d) revocation by such Person using any electronic, telephonic, computerized or other alternative means authorized by the Trustee for authorizing the proxy to act; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Trust before the vote pursuant to that proxy is counted. A proxy with respect to Shares held in the name of two or more Persons shall be valid if executed by any one of them unless at or prior to exercise of the proxy the Trust receives a specific written notice to the contrary from any one of the two or more Persons. A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

     Section 11. Inspectors of Election. Before any meeting of Shareholders, the Trustees may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournments. If no inspectors of election are so appointed, the Chairman of the meeting may appoint inspectors of election at the meeting. The number of inspectors shall be two (2). If any person appointed as inspector fails to appear or fails or refuses to act, the Chairman of the meeting may appoint a person to fill the vacancy.

     These inspectors shall:

     (a) Determine the number of Shares outstanding and the voting power of each, the Shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies;

     (b)  Receive votes, ballots or consents;

     (c) Hear and determine all challenges and questions in any way arising in connection with the right to vote;

     (d)  Count and tabulate all votes or consents;

     (e)  Determine when the polls shall close;

     (f)  Determine the result; and

     (g) Do any other acts that may be proper to conduct the election or vote with fairness to all Shareholders.

                             ARTICLE III    TRUSTEES

     Section 1. Powers. Subject to the applicable provisions of the 1940 Act, the Declaration of Trust and these By-Laws relating to action required to be approved by the Shareholders, the business and affairs of the Trust shall be managed and all powers shall be exercised by or under the direction of the Trustees.

     Section 2. Number of Trustees. The exact number of Trustees within the limits specified in the Declaration of Trust shall be fixed from time to time by a resolution of the Trustees.

     Section 3. Vacancies. Vacancies in the authorized number of Trustees may be filled as provided in the Declaration of Trust.

     Section 4. Chair. The Trustees shall have the power to appoint from among the members of the Board of Trustees a Chair. Such appointment shall be by majority vote of the Trustees. Such Chair shall serve until his or her successor is appointed or until his or her earlier death, resignation or removal. The Chair shall preside at meetings of the Trustees and shall, subject to the control of the Trustees, perform such other powers and duties as may be from time to time assigned to him or her by the Trustees or prescribed by the Declaration of Trust or these By-Laws, consistent with his or her position. The Chair need not be a Shareholder.

     Section 5. Place of Meetings and Meetings by Telephone. All meetings of the Trustees may be held at any place that has been selected from time to time by the Trustees. In the absence of such an election, regular meetings shall be held at the principal executive office of the Trust. Subject to any applicable requirements of the 1940 Act, any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all Trustees participating in the meeting can hear one another and all such Trustees shall be deemed to be present in person at the meeting.

     Section 6. Regular Meetings. Regular meetings of the Trustees shall be held without call at such time as shall from time to time be fixed by the Trustees. Such meetings may be held without notice.

     Section 7. Special Meetings. Special meeting of the Trustees for any purpose or purposes may be called at any time by the Chair, the President or the Secretary or any two (2) Trustees.

     Notice of the time and place of special meetings shall be delivered personally or by telephone to each Trustee or sent by first-class mail, by telegram or telecopy (or similar electronic means) or, by nationally recognized overnight courier, charges prepaid, addressed to each Trustee at the Trustee's address as it is shown on the records of the Trust. If the notice is mailed, it shall be deposited in the United States mail at least seven (7) calendar days before the time of the holding of the meeting. If the notice is delivered personally or by telephone or by telegram, telecopy (or similar electronic means), or overnight courier, it shall be given at least forty eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone must be communicated only to the Trustee. The notice need not specify the purpose of the meeting or the place of the meeting, if the meeting is to be held at the principal executive office of the Trust. Notice of a meeting need not be given to any Trustee if a written waiver of notice, executed by such Trustee before or after the meeting, is filed with the records of the meeting, or to any Trustee who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Trustee.

     Section 8. Quorum. Twenty-five percent (25%) of the Trustees shall constitute a quorum for the transaction of business, except to adjourn as provided in Section 10 of this Article III. Every act or decision done or made by a majority of the Trustees present at a meeting duly held at which a quorum is present shall be regarded as the act of the Trustees, subject to the provisions of the Declaration of Trust. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Trustees if any action taken is approved by at least a majority of the required quorum for that meeting.

     Section 9. Waiver of Notice. Notice of any meeting need not be given to any Trustee who either before or after the meeting signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the records of the Trust or made a part of the minutes of the meeting. Notice of a meeting shall also be deemed given to any Trustee who attends the meeting without protesting, prior to or at its commencement, the lack of notice to that Trustee.

     Section 10. Adjournment. A majority of the Trustees present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

     Section 11. Notice of Adjournment. Notice of the time and place of holding an adjourned meeting need not be given.

     Section 12. Action Without a Meeting. Unless the 1940 Act requires that a particular action be taken only at a meeting at which the Trustees are present in person, any action to be taken by the Trustees at a meeting may be taken without such meeting by the written consent of a majority of the Trustees then in office. Any such written consent may be executed and given by telecopy or similar electronic means. Such written consents shall be filed with the minutes of the proceedings of the Trustees. If any action is so taken by the Trustees by the written consent of less than all of the Trustees, prompt notice of the taking of such action shall be furnished to each Trustee who did not execute such written consent, provided that the effectiveness of such action shall not be impaired by any delay or failure to furnish such notice.

     Section 13. Fees and Compensation of Trustees. Trustees and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Trustees. This Section 13 of Article III shall not be construed to preclude any Trustee from serving the Trust in any other capacity as an officer, agent, employee, or otherwise and receiving compensation for those services.

     Section 14. Delegation of Power to Other Trustees. Any Trustee may, by power of attorney, delegate his or her power for a period not exceeding one (1) month at any one time to any other Trustee. Except where applicable law may require a Trustee to be present in person, a Trustee represented by another Trustee, pursuant to such power of attorney, shall be deemed to be present for purpose of establishing a quorum and satisfying the required majority vote.

                            ARTICLE IV    COMMITTEES

     Section 1. Committees of Trustees. The Trustees may by resolution designate one or more committees, each consisting of two (2) or more Trustees, to serve at the pleasure of the Trustees. The Trustees may designate one or more Trustees as alternate members of any committee who may replace any absent member at any meeting of the committee. Any committee, to the extent provided for by resolution of the Trustees, shall have the authority of the Trustees, except with respect to:

     (a) the approval of any action which under applicable law requires approval by a majority of the Trustees or certain Trustees;

     (b)  the filling of vacancies of Trustees;

     (c) the fixing of compensation of the Trustees for services generally or as a member of any committee;

     (d) the amendment or termination of the Declaration of Trust or any Series or Class or the amendment of the By-Laws or the adoption of new By-Laws;

     (e) the amendment or repeal of any resolution of the Trustees which by its express terms is not so amendable or repealable;

     (f) a distribution to the Shareholders of the Trust, except at a rate or in a periodic amount or within a designated range determined by the Trustees; or

     (g) the appointment of any other committees of the Trustees or the members of such new committees.

     Section 2. Meetings and Action of Committees. Meetings and action of committees shall be governed by, held and taken in accordance with the provisions of Article III of these By-Laws, with such changes in the context thereof as are necessary to substitute the committee and its members for the Trustees generally, except that the time of regular meetings of committees may be determined either by resolution of the Trustees or by resolution of the committee. Special meetings of committees may also be called by resolution of the Trustees. Alternate members shall be given notice of meetings of committees and shall have the right to attend all meetings of committees. The Trustees may adopt rules for the governance of any committee not inconsistent with the provisions of these By-Laws.

                              ARTICLE V    OFFICERS

     Section 1. Officers. The officers of the Trust shall be a President, a Secretary, and a Treasurer. The Trust may also have, at the discretion of the Trustees, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article V. Any number of offices may be held by the same person. Any officer may be, but need not be, a Trustee or Shareholder.

     Section 2. Election of Officers. The officers of the Trust, except such officers as may be appointed in accordance with the provisions of Section 3 or
Section 5 of this Article V, shall be chosen by the Trustees, and each shall serve at the pleasure of the Trustees, subject to the rights, if any, of an officer under any contract of employment.

     Section 3. Subordinate Officers. The Trustees may appoint and may empower the President to appoint such other officers as the business of the Trust may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these By-Laws or as the Trustees may from time to time determine.

     Section 4. Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract or employment, any officer may be removed, either with or without cause, by the Trustees at any regular or special meeting of the Trustees or by such officer upon whom such power of removal may be conferred by the Trustees.

     Any officer may resign at any time by giving written notice to the Trust. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Trust under any contract to which the officer is a party.

     Section 5. Vacancies in Offices. A vacancy in any office because of death, resignation, removal, disqualification or other cause shall be filled in the manner prescribed in these By-Laws for regular appointment to the office. The President may make temporary appointments to a vacant office pending action by the Trustees.

     Section 6. President. The President shall be the chief operating and chief executive officer of the Trust and shall, subject to the control of the Trustees, have general supervision, direction and control of the business and the officers of the Trust. He or she or his or her designee, shall preside at all meetings of the Shareholders. He or she shall have the general powers and duties of a president of a corporation and shall have such other powers and duties as may be prescribed by the Trustees, the Declaration of Trust or these By-Laws.

     Section 7. Vice Presidents. In the absence or disability of the President, any Vice President, unless there is an Executive Vice President, shall perform all the duties of the President and when so acting shall have all powers of and be subject to all the restrictions upon the President. The Executive Vice President or Vice Presidents, whichever the case may be, shall have such other powers and shall perform such other duties as from time to time may be prescribed for them respectively by the Trustees or the President or by these By-Laws.

     Section 8. Secretary. The Secretary shall keep or cause to be kept at the principal executive office of the Trust, or such other place as the Trustees may direct, a book of minutes of all meetings and actions of Trustees, committees of Trustees and Shareholders with the time and place of holding, whether regular or special, and if special, how authorized, the notice given, the names of those present at Trustees' meetings or committee meetings, the number of Shares present or represented at meetings of Shareholders and the proceedings of the meetings.

     The Secretary shall keep or cause to be kept at the principal executive office of the Trust or at the office of the Trust's transfer agent or registrar, a share register or a duplicate share register showing the names of all Shareholders and their addresses, the number and classes of Shares held by each, the number and date of certificates issued for the same and the number and date of cancellation of every certificate surrendered for cancellation.

     The Secretary shall give or cause to be given notice of all meetings of the Shareholders and of the Trustees (or committees thereof) required to be given by these By-Laws or by applicable law and shall have such other powers and perform such other duties as may be prescribed by the Trustees or by these By-Laws.

     Section 9. Treasurer. The Treasurer shall be the chief financial officer and chief accounting officer of the Trust and shall keep and maintain or cause to be kept and maintained adequate and correct books and records of accounts of the properties and business transactions of the Trust and each Series or Class thereof, including accounts of the assets, liabilities, receipts, disbursements, gains, losses, capital and retained earnings of all Series or Classes thereof. The books of account shall at all reasonable times be open to inspection by any Trustee.

     The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Trust with such depositories as may be designated by the Board of Trustees. He or she shall disburse the funds of the Trust as may be ordered by the Trustees, shall render to the President and Trustees, whenever they request it, an account of all of his or her transactions as chief financial officer and of the financial condition of the Trust and shall have other powers and perform such other duties as may be prescribed by the Trustees or these By-Laws.

                 ARTICLE VI    INSPECTION OF RECORDS AND REPORTS

     Section 1. Inspection by Shareholders. The Trustees shall from time to time determine whether and to what extent, and at what times and places, and under what conditions and regulations the accounts and books of the Trust or any of them shall be open to the inspection of the Shareholders; and no Shareholder shall have any right to inspect any account or book or document of the Trust except as conferred by law or otherwise by the Trustees or by resolution of the Shareholders.

     Section 2. Inspection by Trustees. Every Trustee shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Trust. This inspection by a Trustee may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

                         ARTICLE VII    GENERAL MATTERS

     Section 1. Checks, Drafts, Evidences of Indebtedness. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness issued in the name of or payable to the Trust shall be signed or endorsed in such manner and by such person or persons as shall be designated from time to time in accordance with the resolution of the Board of Trustees.

     Section 2. Contracts and Instruments: How Executed. The Trustees, except as otherwise provided in these By-Laws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Trust and this authority may be general or confined to specific instances; and unless so authorized or ratified by the Trustees or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the Trust by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

     Section 3. Fiscal Year. The fiscal year of each series of the Trust shall be fixed and refixed or changed from time to time by the Trustees.

     Section 4. Seal. The Seal of the Trust shall consist of a flat-faced dye with the name of the Trust cut or engraved thereon. However, unless otherwise required by the Trustees, the seal shall not be necessary to be placed on, and its absence shall not impair the validity of, any document, instrument or other paper executed and delivered by or on behalf of the Trust.

                           ARTICLE VIII    AMENDMENTS

     Section 1. Amendment. Except as otherwise provided by applicable law or by the Declaration of Trust, these By-Laws may be restated, amended, supplemented or repealed by a majority vote of the Trustees.

                       AMENDMENT  TO  ADVISORY  AGREEMENT

     Amway Management Company and Amway Mutual Fund, Inc. hereby agree that, effective May 1, 1998, subject to approval by the Fund's stockholders at the Annual Meeting scheduled for April 22, 1998, the first paragraph of Section 2 of the Advisory and Service Contract between them, dated May 1, 1995, shall be revised to read as follows:

     2. FEES AND EXPENSES. For the services and facilities to be rendered, as provided herein, during any fiscal quarter by the Adviser hereunder, the Fund shall pay the Adviser a fee, payable quarterly, at the annual rate of 0.55% on the first $100 million of average daily net assets of the Fund, 0.50% on the next $50 million in assets, and 0.45% on the next $50 million in assets. When the Fund's assets reach $200 million, the rate shall be 0.50% on assets up to $200 million and 0.45% on assets in excess of $200 million, so long as the Fund continues to have at least $200 million in assets. The Fund's assets shall be determined as of the close of each business day throughout the quarter. For the month and year in which this agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the agreement is in effect during the month and year, respectively.


AMWAY MUTUAL FUND, INC.



By:  /s/ James J. Rosloniec
     ------------------------------
     James J. Rosloniec
     President


AMWAY MANAGEMENT COMPANY



By:  /s/ Allan D. Engel
     ------------------------------
     Allan D. Engel
     President



Date:     February 9, 1998

                           ADVISORY AND SERVICE CONTRACT
                                      BETWEEN
                              AMWAY MUTUAL FUND, INC.
                                        AND
                              AMWAY MANAGEMENT COMPANY

     AGREEMENT made as of the 9th day of June, 1995, between AMWAY MUTUAL FUND, INC., a Delaware corporation (hereinafter called the "Fund"), and AMWAY MANAGEMENT COMPANY, a Michigan corporation (hereinafter called the "Adviser");

                                    WITNESSETH:

     In consideration of the mutual covenants hereinafter contained, it is hereby agreed by the parties hereto as follows:

     1. DUTIES OF THE ADVISER. The Fund hereby employs the Adviser to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Board of Directors of the Fund, and to provisions of the Fund's current Prospectus; to furnish for the use of the Fund, office space and all necessary office facilities, equipment and personnel for servicing the investments of the Fund and administering its affairs subject to the provisions of Section 2 herein; and to pay the salaries and fees of all officers and directors of the Fund. The Adviser will, from time to time, discuss with the Fund economic investment developments which may affect the Fund's portfolio and furnish such information as the Adviser may believe appropriate for this purpose. The Adviser will maintain such statistical and analytical information with respect to the Fund's portfolio securities as the Adviser may believe appropriate, and shall make such materials available for inspection by the Fund, as may be reasonable. Except when otherwise specifically directed by the Fund, the Adviser will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities for the Fund's account. The Adviser, for all purposes herein provided, be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund. The Adviser shall be free to render similar services or other services to others so long as its services hereunder shall not be impaired thereby. The Adviser shall be permitted to enter into an agreement with another advisory organization whereby the other organization will provide all or a part of the investment advice and the services required to manage the Fund's investment portfolio as provided for in this agreement. Any such agreement will be subject to approval, as required in
Section 5 herein.

     2. FEES AND EXPENSES. For the services and facilities to be rendered, as provided herein, during any fiscal quarter by the Adviser hereunder, the Fund shall pay the Adviser a fee, payable quarterly, at an annual rate of .55 of 1% of the average of the daily aggregate net asset value of the Fund (computed in the manner provided for in the Certificate of Incorporation of the Fund), determined as of the close of business of each business day throughout the quarter. For the month and year in which this agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the agreement is in effect during the month and year, respectively.

     It is understood that the Fund will pay all its expenses other than those expressly stated to be payable by the Adviser hereunder, which expenses payable by the Fund shall include, without implied limitation, (i) registration of the Fund under the Investment Company Act of 1940; (ii) commissions, fees and other expenses connected with the purchase or sale of securities; (iii) auditing, accounting and legal expenses; (iv) taxes and interest; (v) governmental fees;
(vi) expenses of issue, sale, repurchase and redemption of shares; (vii) expenses of registering and qualifying the Fund and its shares under federal and state securities laws and of preparing and printing prospectuses for such purposes and for distributing the same to stockholders and investors; (viii) expenses of reports and notices to stockholders and of meetings of stockholders and proxy solicitations therefore; (ix) fees and expenses related to the determination of the Fund's net asset value; (x) insurance expenses; (xi) association membership dues; (xii) fees, expenses and disbursements of custodians and sub-custodians for all services to the Fund (including without limitation safekeeping of funds and securities, and keeping of books and accounts); (xiii) fees, expenses and disbursement of transfer agents, dividend disbursing agents, stockholder servicing agents and registrars for all services to the Fund; and (xiv) such non-recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims and the obligation of the Fund to indemnify its Directors and officers with respect thereto.

     3. MUTUAL INTERESTS. Subject to applicable statutes and regulations, it is understood that directors, officers, stockholders, or agents of the Fund may be interested in the Adviser as directors, officers, stockholders, agents, or otherwise; and that the directors, officers, stockholders, and agents of the Adviser may be interested in the Fund otherwise than as directors, officers, or agents.

     4. LIMITATION OF LIABILITY OF THE ADVISER. The Adviser shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund or to any stockholder in connection with the matters to which this agreement relates, except loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this agreement.

     5. DURATION AND TERMINATION OF THIS AGREEMENT. This agreement shall become effective upon execution and shall remain in force for two years, unless sooner terminated as hereinafter provided and shall continue in force from year to year thereafter, but only so long as such continuance is specifically approved, at least annually, by a majority vote of the Fund directors, including a majority of the directors who are not parties to the agreement or interested persons of any such party (other than as directors of the Fund) or by a vote of a majority of the Fund's outstanding shares, but in either case by the disinterested directors, in the manner required by the Investment Company Act of 1940.

     This agreement shall automatically terminate on June 9, 1995, unless this agreement is approved by the Fund's stockholders. This agreement may be terminated by the Fund or by the Adviser at any time without payment of any penalty by vote of the Board of Directors of the Fund or Adviser or by vote of the holders of a majority of the outstanding shares of the Fund on sixty (60) days' written notice to the other parties hereto.

     Termination of this agreement shall not affect the right of the Adviser to receive payments on any unpaid balance of the compensation described in Section 2 earned prior to such termination.

     If any provision of this agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder shall not be thereby affected.

     This agreement shall automatically terminate in the event of its assignment. The term "assignment" for this purpose has the meaning defined in
Section 2(a)4 of the Investment Company Act of 1940.

     6. WRITTEN NOTICE. Any notice under this agreement shall be in writing addressed and delivered or mailed postage prepaid, to the other parties at such address as such other parties may designate for the receipt of such notices.

     7. REPLACEMENT OF PRIOR CONTRACT. This agreement replaces the Advisory and Service Contract between Amway Mutual Fund, Inc. and Amway Management Company, dated May 8, 1984, said agreement being terminated effective with the execution of this agreement.

     IN WITNESS WHEREOF, the Fund and the Adviser have caused this agreement to be signed, as of the day and year first above written.



                              AMWAY MUTUAL FUND, INC.



                              By: /s/ James J. Rosloniec
                                 --------------------------------
                                   James J. Rosloniec
                                   President





                              AMWAY MANAGEMENT COMPANY





                              By: /s/ Allan D. Engel
                                 --------------------------------
                                   Allan D. Engel
                                   President

                         AMENDMENT TO SUB-ADVISORY AGREEMENT


     Amway Management Company and ARK Asset Management Co., Inc. ("ARK") hereby agree that, effective May 1, 1998, subject to approval by the Fund's stockholders at the Annual Meeting scheduled for April 22, 1998, paragraph 2 of the Sub-Advisory Agreement between them, dated May 1, 1995, shall be revised to read as follows:

     2. For the services to be rendered by ARK, as provided herein, AMC shall pay to ARK a fee, payable quarterly, at the annual rate of 0.45% on the first $100 million of average daily net assets of the Fund, 0.40% on the next $50 million in assets, and 0.35% on the next $50 million in assets. When the Fund's assets reach $200 million, the rate shall be 0.40% on assets up to $200 million and 0.35% on assets in excess of $200 million, so long as the Fund continues to have at least $200 million in assets. The Fund's assets shall be determined as of the close of each business day throughout the quarter. For the month and year in which the agreement becomes effective or terminates, there shall be an appropriate proration of fees on the basis of the number of days that the agreement is in effect during the month and year, respectively.


AMWAY MANAGEMENT COMPANY


By:  /s/ Allan D. Engel
     -------------------------------
     Allan D. Engel
     President


ARK ASSET MANAGEMENT CO., INC.


By:
     -------------------------------

Date:     February 9, 1998

     This Amendment is accepted and approved as of the day and year written above.

AMWAY MUTUAL FUND, INC.


By:  /s/ James J. Rosloniec
     -------------------------------
     James J. Rosloniec
     President

                               SUB-ADVISORY  AGREEMENT


     AGREEMENT made as of the 1st day of May, 1995 between AMWAY MANAGEMENT COMPANY, a Michigan corporation having its principal place of business in Ada, Michigan (hereinafter called "AMC"), and ARK Asset Management Co., Inc., having its principal place of business in New York, New York (hereinafter called "ARK");

     WHEREAS, AMC is the investment adviser to Amway Mutual Fund, Inc., a Delaware corporation, (hereinafter called the "Fund"), an open-end, diversified, management investment company registered under the Investment Company Act of 1940, as amended (hereinafter called "1940 Act"); and

     WHEREAS, AMC wishes to retain ARK to furnish it with investment advice in connection with AMC's advisory activities on behalf of the Fund, and ARK is willing to furnish such services to AMC.

                                     WITNESSETH:

     In consideration of the mutual covenants hereinafter contained, it is hereby agreed by the parties hereto as follows:

     1. AMC hereby employs ARK to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject always to the direction of AMC, the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus. ARK shall provide administrative facilities, including bookkeeping, clerical personnel and equipment necessary for the investment management of the Fund's portfolio of investments (excluding determination of net asset value and shareholder accounting services). ARK shall advise and assist AMC and the officers of the Fund in taking such steps as are necessary or appropriate to carry out the decisions of the Fund's Board of Directors, in regard to the foregoing matters and the supervision of the Fund's investment portfolio.

     ARK will, from time to time, discuss with AMC economic and investment developments which may affect the Fund's portfolio and furnish such information as ARK may believe appropriate for this purpose. ARK will maintain such statistical and analytical information with respect to the Fund's portfolio securities as ARK may believe appropriate and shall make such material available for inspection by AMC as may be reasonable from time to time.

     Except when otherwise specifically directed by the Fund or AMC, ARK will make investment decisions on behalf of the Fund and place all orders for the purchase or sale of portfolio securities for the Fund's account. ARK agrees that upon request from time to time one of its representatives will attend as mutually agreed upon meetings of the Board of Directors or shareholders of the Fund in order to make reports on investment strategy and results. ARK accepts such employment and agrees at its own expense to render the services and to assume the obligations herein set forth for the compensation herein provided. ARK shall, for all purposes herein provided, be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent AMC or the Fund in any way or otherwise be deemed an agent of AMC or the Fund. ARK shall be free to render similar services or other services to others so long as its services hereunder shall not be impaired thereby. Likewise, AMC shall be free to utilize other persons to perform similar or unrelated services.

     2. For the services to be rendered by ARK, as provided herein, AMC shall pay to ARK a fee, payable quarterly, at the annual rate of .45 of 1% of the average of the daily aggregate net asset value of the Fund (computed in the manner provided for in the Certificate of Incorporation of the Fund), determined as of the close of business of each business day throughout the quarter. For the month and year in which this agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the agreement is in effect during the month and year, respectively.

     3. Subject to applicable statutes and regulations, it is understood that directors, officers, stockholders, or agents of AMC or the Fund may be interested in ARK as officers, directors, agents, shareholders or otherwise, and that the officers, directors, shareholders and agents of ARK may be interested in AMC or the Fund otherwise than as a director, officer or agent.

     4. ARK shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which this agreement relates, except loss resulting from willful misfeasance, bad faith or gross negligence on the part of ARK in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this agreement. ARK shall not be liable for any action undertaken at AMC's direction.

     5. In compliance with the requirements of Rule 31a-3 under the 1940 Act, ARK hereby agrees that all records which it maintains for the Fund, as specifically agreed upon by ARK and AMC, are the property of the Fund and further agrees to surrender promptly to the Fund any of such records upon the Fund's request. ARK further agrees to preserve such records for the periods prescribed by Rule 31a-2 under the 1940 Act and to make such records available as requested by regulatory agencies for inspection.

     6. This agreement shall become effective upon execution and shall remain in force for two years, unless sooner terminated as hereinafter provided and shall continue in force from year to year thereafter, but only so long as such continuance is specifically approved, at least annually, by a majority of the Fund directors, including a majority of the directors who are not parties to the agreement or interested persons of any such party (other than as directors of the Fund) of by a vote of a majority of the Fund's outstanding shares, but in either case by the disinterested directors, in the manner required by the 1940 Act.

     This agreement shall automatically terminate on June 9, 1995, unless this agreement is approved by the Fund's stockholders. This agreement may be terminated by AMC or by ARK at any time without the payment of any penalty on sixty (60) day's written notice to the other party, and may also be terminated at any time without payment of any penalty by vote of the Board of Directors of the Fund or by vote of the holders of a majority of the outstanding shares of the Fund on sixty (60) days' written notice to the other parties hereto.

     Termination of this agreement shall not affect the right of ARK to receive payments on any unpaid balance of the compensation described in Section 2 earned prior to such termination.

     If any provision of this agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder shall not be thereby affected.

     This agreement shall automatically terminate in the event of its assignment. The term "assignment" for this purpose has the meaning defined in
Section 2(a)4 of the 1940 Act.

     Not withstanding anything in this agreement to the contrary, until this agreement shall have been approved by the Fund's Shareholders ARK shall receive, in lieu of the fee provided in paragraph 2 hereof, a fee at the annual rate of .40 of 1% of the average daily net asset of the Fund. This agreement shall terminate if such approval has not been obtained by June 30, 1995.

     7. Any notice under this agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other parties at such address as such other parties may designate for the receipt of such notices.

     IN WITNESS WHEREOF, AMC and ARK have caused this agreement to be signed, as of the day and year first above written.


                                        AMWAY  MANAGEMENT  COMPANY

                                        By: /s/ Allan D. Engel
                                            ------------------------------
                                            Allan D. Engel
                                            President



                                        ARK ASSET MANAGEMENT CO., INC.

                                        By: /s/ S. Joy Mermelstein
                                            ------------------------------
                                            S. Joy Mermelstein
                                            Chief Operating Officer

     This Agreement is hereby accepted and approved as of this day and year first above written.

                                        AMWAY  MUTUAL  FUND,  INC.

                                        By: /s/ James J. Rosloniec
                                            ------------------------------
                                            James J. Rosloniec
                                            President

                     AMENDMENT TO PRINCIPAL UNDERWRITER AGREEMENT


     Amway Management Company and Amway Mutual Fund, Inc. hereby agree that effective immediately (a) a new Section 14 shall be added to the amended Principal Underwriter Agreement between them dated June 4, 1982, and (b) existing Sections 14 and 15 shall be renumbered as Sections 15 and 16, respectively. New Section 14 shall read as follows:

     SECTION 14. DISTRIBUTION PLAN. If the Fund adopts a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Principal Underwriter shall be entitled to receive, in addition to the amounts specified in Sections 1 and 2 of this Agreement, such amounts as may be authorized by the Fund's Board of Directors pursuant to such plan.


AMWAY MUTUAL FUND, INC.



By:   /s/ James J. Rosloniec
      -----------------------------
      James J. Rosloniec
      President


AMWAY MANAGEMENT COMPANY



By:   /s/ Allan D. Engel
      -----------------------------
      Allan D. Engel
      President


Date: February 9, 1998

                                       AMENDED

                           PRINCIPAL UNDERWRITER AGREEMENT

                                       between

                               AMWAY MUTUAL FUND, INC.

                                         and

                               AMWAY MANAGEMENT COMPANY

     AMENDED AGREEMENT, dated June 4, 1982, amending agreements made the 30th day of August, 1971 and the 10th day of February, 1971, between AMWAY MUTUAL FUND, INC., a Delaware corporation (hereinafter called the "Fund"), and AMWAY MANAGEMENT COMPANY, a Michigan corporation (hereinafter called the "Principal Underwriter").

     In consideration of the mutual promises and undertakings herein contained the parties hereto agree as follows:

     SECTION 1. GENERAL. The Fund hereby grants to Principal Underwriter the right, during the term of this Agreement and subject to registration requirements of the Securities Act of 1933 as amended (herein called the "1933 Act"), to purchase shares of the Fund and to resell such shares upon the terms and conditions hereinafter set forth. Principal Underwriter shall have the right to purchase from the Fund as principal at a price equal to the net asset value during each period determined as described in the current prospectus the shares needed, but no more than the shares needed (except for clerical errors and errors of transmission), to fill unconditional orders for shares of the Fund received during such period by Principal Underwriter from dealers or investors. Principal Underwriter shall resell such shares purchased at a price equal to the public offering price determined as described in the current prospectus less, in the case of a sale to a dealer, the discount allowed the dealer, if any.

     The foregoing right granted to Principal Underwriter to purchase shares from the Fund shall be exclusive, except that shares may be issued by the Fund
(a) in connection with any merger or consolidated of the Fund with any other investment company or trust or any personal holding company or the acquisitions by the fund, by purchase or otherwise, of any other investment company or trust or any personal holding company or of the assets of any such entity, (b) in connection with offers of exchange exempted from Section 22(d) of the Investment Company Act of 1940 by reason of the fact that said offers are permitted by Sections 11 of said Act, (c) in connection with others to reinvest, at the net asset value per share, proceeds from redeemed shares as defined in the prospectus for the Fund under "Reinvestment Privilege" and governed by the regulations covering Section 22(d) of the Investment Company Act of 1940, (d) in connection with the reinvestment of any dividends paid or capital gains distributed to shareholders in additional shares of the Fund at the net asset value per share, and (e) for cash at net asset value to depositors, underwriters or sponsors of unit investment trusts or any similar legal entities which acquires shares of the Fund.

     SECTION 2. PUBLIC OFFERING PRICE; SALES CHARGE. The net asset value and the public offering price and the decision of whether or not to impose a sales charge upon a public offering of the shares of the Fund shall be determined by the Fund. The net asset value and the public offering price shall be computed in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., and the current prospectus of the Fund and Principal Underwriter shall be notified promptly thereof. The public offering price (being the price at which Principal Underwriter or dealers may sell shares to the public) shall be an amount equal to such net asset value plus a sales charge, if any, varying with the size of the investment as described in the currently effective offering prospectus of the Fund; and so long as this Agreement remains in effect the sales charge, if any, and the method of determining net asset value and the public offering price shall not be changed without the written consent of Principal

Underwriter. The net asset value and the offering price based thereon shall be subject to adjustment in the event of wide fluctuations in market prices, in accordance with the provisions of the Fund's Certificate of Incorporation, as amended from time to time, and subject to the provisions of the Investment Company Act of 1940 and state laws regulating the sales of securities, and any regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state blue sky commissioners having jurisdiction.

     SECTION 3. DEALER AGREEMENTS. If a sales charge is in effect, Principal Underwriter shall have the right to enter into uniform sales agreements with dealers of its choice for the sale of shares of the Fund and fix thereon the portion of the sales charge which may be retained by dealers, provided that the Fund shall approve the form of the dealer agreement and the dealer discounts set forth therein and shall evidence such approval by filing said form of dealer agreement and amendments thereto as an exhibit to its currently effective registration statement on Form S-5 filed under the 1933 Act.

     SECTION 4. PAYMENT AND DELIVERY OF SHARES. Upon receipt by the Fund at its principal place of business, or by the Custodian of the Fund at such place as the Custodian shall designate, of a written order from Principal Underwriter, together with delivery instructions, the Fund shall, as promptly as practicable, cause certificates for the shares called for in such written order to be delivered in such amounts and in such names as shall be specified by Principal Underwriter, against payment thereof in such manner as may be acceptable to the Fund, provided that Principal Underwriter shall pay for such shares as soon as conveniently possible, but in no event later than the tenth business day following the date on which Principal Underwriters shall have contracted to purchase the shares.

     SECTION 5. TREASURY SHARES. This Agreement shall apply to both unissued shares of the Fund and shares of the Fund held in its treasury in the event that in the discretion of the Fund treasury shares shall be sold.

     SECTION 6. TAXES. The Fund shall pay for and affix any stock issue stamps (or in the case of treasury shares transfer stamps) required for the issue (or transfer) of shares sold to Principal Underwriter as principal. Principal Underwriter shall pay for and affix any stock transfer stamps required in connection with the sale of shares by Principal Underwriter as principal to dealers or to investors.

     SECTION 7. INFORMATION; PROSPECTUS. The Fund shall furnish to Principal Underwriter copies of all information, financial statements and other papers which Principal Underwriter may reasonably request for use in connection with the distribution of shares of the Fund, and this shall include, but shall not be limited to, one certified copy, upon request by Principal Underwriter, of all financial statements prepared for the Fund by independent public accountants. The Fund shall make available to Principal Underwriter such number of copies of its currently effective prospectus as Principal Underwriter shall request.

     SECTION 8. INDEMNIFICATION BY FUND. The Fund agrees to indemnify and hold harmless Principal Underwriter and each person, if any, who controls Principal Underwriter within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expenses (including reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith), arising by reason of any person acquiring any shares, which may be based upon the 1933 Act or on any other statute or at common law, on the ground that the registration statement or prospectus, as from time to time amended and supplemented, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Fund in connection therewith by or on behalf of Principal Underwriter; provided, however, that in no case (i) is the indemnity of the Fund in favor of Principal Underwriter and any such controlling person to be deemed to protect

Principal Underwriter or any such controlling person against any liability to the Fund or its security holders to which Principal Underwriter or any such controlling person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or
(ii) is the Fund to be liable under its indemnity agreement contained in this paragraph with respect to any claim made against Principal Underwriter or any such controlling person unless Principal Underwriter or such controlling person, as the case may be, shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon Principal Underwriter or such controlling person (or after Principal Underwriter or such controlling person shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve it from any liability which it may have to the person against whom such action is brought otherwise than on account of its indemnity agreement contained in this paragraph.

     The Fund will be entitled to participate at its own expense in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any such liability, but if the Fund elects to assume the defense, such defense shall be conducted by counsel chosen by it and satisfactory to Principal Underwriter or such controlling person or persons, defendant or defendants in the suit. In the event the Fund elects to assume the defense of any such suit and retain such counsel, Principal Underwriter or such controlling person or persons, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them, but, in case the Fund does not elect to assume the defense of any such suite, it will reimburse Principal Underwriter or such controlling person or persons, defendant or defendants in the suit, for the reasonable fees and expenses of any counsel retained by them. The Fund agrees promptly to notify Principal Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors, employees or agents in connection with the issuance or sale of the shares.

     SECTION 9. INDEMNIFICATION BY PRINCIPAL UNDERWRITER. Principal Underwriter covenants and agrees that it will indemnify and hold harmless the Fund and each of its directors, officers, employees or agents and each person, if any, who controls the Fund within the meaning of Section 15 of the 1933 Act, against any loss, liability, damages, claim or expense (including the reasonable cost of investigating or defending any alleged loss, liability, damages, claim or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, which may be based upon the 1933 Act or any other statute or at common law, on account of any wrongful act of Principal Underwriter or any of its employees or on the ground that the registration statement or prospectus, as from time to time amended, included an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, insofar as any such statement or omission was made in reliance upon, and in conformity with, information furnished to the Fund in connection therewith by or on behalf of Principal Underwriter, provided, however, that in no case (i) is the indemnity of Principal Underwriter in favor of the Fund or any person indemnified to be deemed to protect the Fund or any such person against any liability to which the Fund or any such person would otherwise be subject by reason or willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is Principal Underwriter to be liable under its indemnity agreement contained in this paragraph with respect to any claim made against the fund or any person indemnified unless the Fund or such person, as the case may be, shall have notified Principal Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the Fund or upon such person (or after the Fund or such person shall have received notice of such service on any designated agent), but failure to notify Principal Underwriter of any such claim shall not receive it from any liability which it may have to the Fund of any person against whom such action is brought otherwise than on account of its indemnity agreement contained in this paragraph.

     In the case of any such notice to Principal Underwriter, it shall be entitled to participate, at its own expense, in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any such liability, but, if Principal Underwriter elects to assume the defense, such defense shall be conducted by counsel chosen by it and satisfactory to the Fund, to its officers, directors, employees and agents, and to any controlling person or persons, defendant or defendants in the suit. In the event that Principal Underwriter elects to assume the defense of any such suit and retain such counsel, the Fund or such controlling persons, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them, but in case Principal Underwriter does not elect to assume the defense of any such suit, it will reimburse the Fund, such officers and directors or controlling person or persons, defendant or defendants in such suit, for the reasonable fees and expenses of any counsel retained by them. Principal Underwriter agrees promptly to notify the Fund of the commencement of any litigation or proceedings against it in connection with the issue and sale of any of the shares.

     SECTION 10. OTHER ACTIVITIES OF PRINCIPAL UNDERWRITER. Principal Underwriter agrees to devote reasonable time and effort to effecting sales of shares of the Fund, but, so long as it does so, nothing herein contained shall prevent Principal Underwriter from entering into like arrangements with other Funds.

     SECTION 11. AUTHORIZED INFORMATION; NO AGENCY. Principal Underwriter is not authorized by the Fund to give any information, or to make any representations, other than those contained in the registration statement or prospectus filed with the Securities and Exchange

Commission under the 1933 Act, as amended (as said registration statement and prospectus may be amended from time to time), covering the shares of the Fund or such sales literature as may be prepared by or on behalf of the Fund for Principal Underwriter's use. No person is authorized to act as agent for the Fund in connection with the offering or sale of shares of the Fund to the public or otherwise.

     SECTION 12. OTHER LIMITATIONS ON PRINCIPAL UNDERWRITER. Principal Underwriter shall not take any long or short positions in shares of the Fund except as permitted by paragraph 1 hereof, and, so far as it can reasonably control the situation, Principal Underwriter will prevent any persons financially interested in Principal Underwriter from taking any long or short positions in shares of the Fund, except as permitted by the policy of the Fund now or hereafter declared in the Certificate of Incorporation of the Fund as amended and in any registration statement and amendments thereto filed under the 1933 Act or the Investment Company Act of 1940. No portfolio securities of the Fund will be bought or sold by or through Principal Underwriter, nor will Principal Underwriter participate in brokerage commissions or "spread" in respect of such transactions.

     SECTION 13.  EXPENSES.  Principal Underwriter agrees to bear all expenses
(a) of printing and distributing any prospectuses or reports, prepared for its use other than (i) the expense of preparing and setting up in type any prospectuses required under Federal law to be filed with the Securities and Exchange Commission or (ii) the expense of preparing and setting up in type and distributing any report or other communication to shareholders of the Fund in their capacity as such, (b) of preparing, printing and distributing any other literature used by Principal Underwriter or its dealers in connection with the offering of the shares for sale to the public, (c) of advertising in connection with such offering, and (d) of qualifications (other than auditing expenses) of the shares for the sale in such states as shall be selected by Principal Underwriter and the fees payable to each such state for maintaining the qualification therein until Principal Underwriter notifies the Fund that it does not wish such qualification maintained.

     SECTION 14. TERMINATION. This Agreement shall be effective upon the execution hereof, and, unless terminated as hereinafter provided, this Agreement shall continue in force for two years from the date hereof and thereafter from year to year, provided such continuance for each successive year after such two year period is approved in writing by Principal Underwriter and the Fund at least three months before the beginning of the year for which this Agreement is to be continued (unless a shorter period is agreed upon), and provided, further, that such continuance is specifically approved by the Board of Directors, or by the vote of the holders of a majority of the outstanding voting securities (as defined in Section 2(a)(4) of said Act), of the Fund. In additional, and in either event, the contract and its terms must be approved at least annually by vote of a majority of the directors of the Fund and who are not parties to the contract or interested persons (as defined in Section 2(a)(19) of said Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval.

     This Agreement shall automatically terminate in the event of its assignment by Principal Underwriter. As used in the preceding sentence, the word "assignment" shall have the meaning defined in Section 2(a)(4) of the Investment Company Act of 1940.

     In additional to termination by failure to approve continuance, this Agreement may at any time be terminated by either party hereto upon not less than six months' previous written notice to the other party. In the event of such notice being given, this Agreement shall terminate exactly six months therefrom regardless of any other provisions herein regarding termination or continuance hereof if and only if (a) any necessary director approval for continuance during said period as required by Section 15 of the Investment Company Act of 1940 is obtained and (b) the Agreement is not otherwise terminated by "assignment" as that word is defined in Section 2(a)(4) of said Act.

     SECTION 15. NOTICE. Any notice required or permitted to be given hereunder by either party to the other shall be deemed sufficiently given if sent by registered or certified mail, postage prepaid, addressed by the party giving such notice to the other party at the last address furnished by such other party to the party giving notice, and unless and until changed pursuant to the foregoing provisions hereof, addressed, if to the Fund, at 7575 East Fulton Road, Ada, Michigan 49355, and if to Principal Underwriter, at 7575 East Fulton Road, Ada, Michigan 49355.

     IN WITNESS WHEREOF, the Fund has caused this instrument to be executed in its name and behalf, and its corporate seal to be hereunto affixed, by one of its officers thereunto duly authorized, and Principal Underwriter has caused this instrument to be executed in its name and behalf, and its corporate seal to be hereunto affixed, by one of its officers thereunto duly authorized, as of the day and year first above written.


                                   AMWAY MUTUAL FUND, INC.

                                   By /s/ C. Dale Discher
                                      --------------------------------------
                                        C. Dale Discher, President



                                   AMWAY MANAGEMENT COMPANY

                                   By /s/James J. Rosloniec
                                      --------------------------------------
                                        James J. Rosloniec, Vice President

                          TRANSFER AGENCY AND DIVIDEND
                           DISBURSING AGENCY AGREEMENT

                                     between

                             AMWAY MUTUAL FUND, INC.

                                       and

                            AMWAY MANAGEMENT COMPANY


     AGREEMENT made this 5th day of August, 1997, between AMWAY MUTUAL
FUND, INC., a Delaware corporation (hereinafter called the "Fund") and AMWAY MANAGEMENT COMPANY, a Michigan corporation (hereinafter called the "Agent").

     In consideration of the mutual promises and undertakings herein contained, the parties hereto agree as follows:

     SECTION 1. STOCK TRANSFER AGENT. The Agent shall be the stock transfer agent for the Fund and as such shall:

     (a) keep the stock transfer books and records of the Fund, including the names and addresses of all stockholders, the number and date of issuance of shares and fractional shares held by each stockholder, the number and date of certificates issued for such shares, the number and date of cancellation of redeemed shares, and the number and date of cancellation of each certificate surrendered for cancellation;

     (b)  be responsible for the issuance and redemption of shares of the Fund;

     (c) effect and record transfers of ownership of shares and changes in the registration of shares;

     (d) cause all stockholder reports and proxies for stockholders' meetings to be properly addressed and mailed;

     (e)  tabulate all proxies; and

     (f) prepare and mail all required federal, state and other income tax information to stockholders.

     SECTION 2. DIVIDEND DISBURSING AGENT. The Agent shall be the dividend disbursing agent of the Fund and as such shall, in accordance with stockholders' instructions, disburse to stockholders the ordinary dividends and capital gains distributions allocable to their shares or, alternatively, cause such distributions to be reinvested in additional shares of the Fund for stockholders.

     SECTION 3. STAFF. The Agent shall at all times maintain a staff of trained personnel for the purpose of performing its obligations under this Agreement. The Agent assumes no responsibility under this Agreement other than the services agreed to herein.

     SECTION 4.     FEES.   For the services of the Agent agreed herein to be
rendered, the Fund shall pay to the Agent, quarterly, the fees provided in the schedule attached hereto as Exhibit A and by this reference made a part hereof.

     SECTION 5. CONFORMITY TO CORPORATE INSTRUMENTS AND STATUTES. The Agent agrees that in all matters relating to the services to be performed by it herein, it will use its best efforts to act in conformity with the terms of the Certificate of Incorporation, By-Laws, Registration Statements and current Prospectus of the Fund. Each of the parties agrees that in all matters relating to the performance of this Agreement, it will use its best efforts to comply with the requirements of the Investment Company Act of 1940 and all other applicable laws and regulations. Nothing herein contained shall be deemed to relieve or deprive the Board of Directors of the Fund of its responsibility for the conduct of the affairs of the Fund.

     SECTION 6. SERVICES TO OTHERS. The Agent shall be free to render services of this or any other kind to any other person or organization, including other investment companies, and to engage in any other business or activity.

     SECTION 7. AMENDMENT. This Agreement, including the schedule attached hereto as Exhibit A, may be amended at any time by mutual written consent of the parties.

     SECTION 8. EFFECTIVE DATE; TERMINATION. This Agreement shall be effective as of the date of execution, and may be terminated by either party hereto upon sixty (60) days' written notice to the other, provided that no such notice of termination given by the Agent to the Fund shall be effective unless and until a substitute person or entity has been engaged by the Fund to perform the services required hereunder for the Fund, or the Fund has certified to the Agent that other arrangements have been made by it to provide such services.

     IN WITNESS WHEREOF the parties hereto have caused this instrument to be signed in their behalf by their respective officers thereunto duly authorized, and their respective seals to be hereunto affixed, all as of the date first above written.


                                  AMWAY MUTUAL FUND, INC.



                               By /s/ James J. Rosloniec
                                 -------------------------------------
                                 James J. Rosloniec, President


                                  AMWAY MANAGEMENT COMPANY



                               By /s/ Allan D. Engel
                                 -------------------------------------
                                 Allan D. Engel, President

                            COMMON - RECORDS CONTRACT
                                     between
                             AMWAY MUTUAL FUND, INC.
                                       and
                            AMWAY MANAGEMENT COMPANY


     THIS AGREEMENT, made as of the 31st day of August, 1997 by and between AMWAY MUTUAL FUND, INC., a Delaware corporation, of Ada, Michigan (hereinafter called the "Fund"), and AMWAY MANAGEMENT COMPANY, a Michigan corporation, of Ada, Michigan (hereinafter called the "Adviser"), WITNESSETH as follows:


     WHEREAS, it is considered advisable and desirable to avoid the keeping of certain identical, or nearly identical, accounts, journals, ledgers, files and other records by or for each of the parties to this Agreement.

     Now, therefore, in consideration of the mutual promises and undertakings herein contained, the parties hereto AGREE as follows:

          (1) The Adviser shall keep, or cause to be kept, such accounts, journals, ledgers, files and other records as it deems appropriate or needed, or as requested by the Fund, pertaining to any of its undertakings for or on behalf of the Fund under any of the several contracts or agreements between the Fund and the Adviser.

          (2) Any of such accounts, journals, ledgers, files and other records so kept by or for the Adviser in accordance with (1) above shall be considered to be, and are hereby agreed by the parties hereto to be, the separate and legal records of each of the parties to this Agreement and/or of both of such parties, as the case may be.

          (3) Included in such accounts, journals, ledgers, files and other records mentioned in (1) and (2) above, but not limited to the following, are the records pertaining to the stock portfolio of the Fund, and the computation and use of the daily net asset value per share of the common stock of the Fund, the customer accounting as to shareholders of the Fund, and any other records that are required, pertinent, or desired by either of the parties.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed in their behalf by their respective officers thereunto duly authorized, and their respective seals to be hereunto affixed, all as of the date first above written.


                                   AMWAY MUTUAL FUND, INC.



                                   /s/ James J. Rosloniec
                                   -----------------------------------
                                   James J. Rosloniec, President



                                   AMWAY MANAGEMENT COMPANY



                                   /s/ Allan D. Engel
                                   -----------------------------------
                                   Allan D. Engel, President

[LETTERHEAD]




Amway Mutual Fund Trust
7575 East Fulton Road
Ada, Michigan  49355

                    Re:  1933 Act Registration Statement
                         No. 2-39663

Dear Sirs:

     In connection with the registration under the Securities Act of 1933 of an indefinite number of shares of beneficial interest, $1.00 par value per share (the "Shares"), of Amway Mutual Fund (the "Fund"), which is a series of Amway Mutual Fund Trust (the "Trust"), I have reviewed the actions taken by the Trustees of the Trust to organize the Trust and to authorize the issuance and sale of the Shares. In addition, I have examined the Trust's Certificate of Trust and Agreement and Declaration of Trust, the above captioned Registration Statement, certificates of public officials and officers of the Fund, and such other documents as I have considered necessary for the purposes of this opinion.

     Based upon the foregoing, and having regard for legal considerations which I deem relevant, it is my opinion that the Shares have been duly authorized and, when issued and paid for as described in the Registration Statement, will be validly issued, fully paid and non-assessable by the Trust.

                                        Very truly yours,


                                        /s/ John Dougherty
                                        John Dougherty

                              AMWAY MANAGEMENT COMPANY
                             MASTER PROFIT-SHARING PLAN
                            QUESTION AND ANSWER BROCHURE


1.   WHAT IS THE AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN (MASTER
     PLAN)?

     The Master Plan is a tax-exempt retirement plan which can be adopted by any business (sole proprietorship, partnership or corporation) for the benefit of the employees and owners of the business. Subject to certain limitations, contributions to the Master Plan for the benefit of the employees and owners of the business are deductible on the business' federal income tax return. Most states provide for a similar deduction. You should consult your tax adviser and/or legal counsel concerning the law in your state.

2.   WHO IS CONSIDERED AN OWNER OF THE BUSINESS FOR PARTICIPATION PURPOSES?

     A sole proprietor or a partner in a partnership may participate in the Master Plan, provided the proprietor or partner receives income for personal services on behalf of the business. A shareholder of a regular or S corporation may also participate in the Master Plan if the shareholder is an employee of the corporation.

3. MAY THE MASTER PLAN BE ADOPTED EVEN IF THE OWNER OF THE BUSINESS ADOPTING THE PLAN ALSO WORKS FOR ANOTHER EMPLOYER?


     Yes. The Master Plan may be adopted even if the owner of the business is covered by another employer's retirement plan. For example, an Amway distributor may adopt the Master Plan with regard to his distributorship business, in addition to being covered by another employer's retirement plan.

     However, if the business adopting the Master Plan is under common control with one or more other businesses, the employees of all the commonly owned businesses must be covered. See also question and answer 10.

4.   HOW CAN I PARTICIPATE IN THE MASTER PLAN?

     The owners and employees of a business can participate in the Master Plan if the business completes a Joinder Agreement. The Joinder Agreement must be executed by an authorized representative of the business adopting the Master Plan. It must also be signed by Michigan National Bank, the trustee of the Master Plan.

     The Joinder Agreement must be executed by the parties no later than the last day of the tax year (December 31, in the case of a calendar year taxpayer) for which the initial contribution is being made. As a practical matter, it is much better for the Joinder

     Agreement to be completed, executed and mailed to the Amway Management Company well in advance of this deadline. The Amway Management Company will then have the Joinder Agreement signed by Michigan National Bank.

     The initial contribution must be a minimum of $100 (for amounts invested in the Amway Mutual Fund) and $1,000 (for amounts invested in the Cash Equivalent Fund). The contributions should be sent in with the Joinder Agreement and should specify the initial investment direction in dollar amounts (e.g., $100 to be invested in the Amway Mutual Fund and $1,000 to be invested in the Cash Equivalent Fund). In addition, if the business adopting the Master Plan is a corporation, the corporation must include with its Joinder Agreement, a copy of the board of directors' resolution approving the adoption of the Master Plan. The resolution must also approve the corporation's annual contribution and authorize the corporation's officers to perform all acts necessary to adopt the Master Plan.

     If you are interested in adopting the Master Plan, you can obtain a copy of the Joinder Agreement and the other adoption documents either by sending in the coupon at the end of this question and answer brochure or by writing or calling the Amway Management Company at 7575 East Fulton Road, S.E., Ada, Michigan 49355-7150, telephone number (616) 676-6288.

5. HOW DOES A PARTICIPATING BUSINESS DETERMINE THE AMOUNT OF ITS ANNUAL CONTRIBUTION TO THE MASTER PLAN?

     A participating business' annual contribution is discretionary. The business may decide the amount, if any, that it will contribute to the Master Plan each year. However, the business' annual contribution may not exceed the maximum deductible contribution permitted under the Internal Revenue Code. Generally, this amount is 15% of all of the participants' annual compensation. Further, the annual amount added to each participant's account in the Master Plan and all other defined contribution plans maintained by the business may not exceed the lesser of 25% of the participant's compensation or $30,000. In general, the business may deduct the amount of the annual contribution on its federal and state income tax returns and the benefits are not taxable to the participants until distributed.

6.   WHAT CONSTITUTES COMPENSATION FOR PURPOSES OF THE MASTER PLAN?

     For participants who are regular employees, compensation generally means wages, salary, overtime, incentive pay, bonuses and commissions. For participants who are partners in or proprietors of the business adopting the Master Plan, compensation generally means net earnings with respect to the business adopting the Master Plan. For this purpose, net earnings are determined after the deduction of all annual contributions made to the Master Plan by the business.

     For purposes of contributions made on behalf of participants, annual compensation is subject to a dollar limit. The dollar limit is $150,000 per participant. The $150,000 limit will be adjusted in $10,000 increments for increases in the cost of living. (The limit for 1997 is $160,000.)

7.   WHAT HAPPENS TO A BUSINESS' ANNUAL CONTRIBUTION?

     A business' annual contribution is allocated to each participant based on the ratio that the participant's compensation for the year bears to the total compensation of all eligible participants of the business for the year. The contributions are credited to individual accounts in the participants' names.

     The entire amount allocated to each participant's individual account will be invested by the trustee in Amway Mutual Fund, Inc. common stock or in the Cash Equivalent Fund, or in a combination of both. The Amway Mutual Fund and the Cash Equivalent Fund are valued each business day. The value of a participant's account as of any business day will be the number of shares of common stock in the Amway Mutual Fund credited to the participant's individual account as of that date, multiplied by the market value per share, plus the amount in the Cash Equivalent Fund credited to the participant's individual account as of that date. The trustee will provide each participant with a statement regarding the value of his account as of the last day of each plan year. The amount eventually distributed to a participant will be the value of his individual account as of the date or dates his interest in the Amway Mutual Fund and the Cash Equivalent Fund is sold.

8.   TO WHOM SHOULD THE BUSINESS' ANNUAL CONTRIBUTION CHECK BE MADE PAYABLE?

     Michigan National Bank, Trustee.

9. WHEN MUST A BUSINESS MAKE A CONTRIBUTION TO THE MASTER PLAN IN ORDER TO QUALIFY FOR A TAX DEDUCTION?

     If a business adopted the Master Plan as described in question and answer 4, its contributions may be made at any time before the time prescribed by federal law for the business to file its income tax return (including extensions).

     For example, in the case of an unincorporated sole proprietorship which files on a calendar year basis and which executes a Joinder Agreement by December 31 of the current year, any contributions for the current year normally would have to be made by April 15 of the following year, assuming the sole proprietorship has not obtained any extensions. However, to insure that the contribution in this example was timely made, we would have recommended that it be mailed prior to April 15 so that the transaction would have been completed by that date. However, if the Joinder Agreement had not been executed by December 31 of the prior calendar year, then no contribution could have been made for the prior year.

10.  WHEN MUST AN EMPLOYEE BE INCLUDED AS A PARTICIPANT?

     Any employee who has completed one year of service with the business or any other commonly owned business must be included as a participant. The employee will become a participant on the date he completes one year of service. In the Joinder Agreement, you must select one of two possible definitions of year of service for this purpose. The first definition is the completion of 12 months of employment, whether or not consecutive.
     This would allow an employee who works for you on a part-time basis to become eligible to participate. The second definition is a 12-consecutive-month period where the employee has 1,000 hours of service and is employed on the last day of the period. This definition tends to limit participation to full-time employees.

     If your business has any employees, you should notify the Amway Management Company. You should also consult with your tax adviser and/or legal counsel because there are several special rules that apply to a business which has one or more employees.

11.  WHEN MAY FUNDS BE WITHDRAWN BY A PARTICIPANT?

     Generally, a participant may request distribution of his benefits at any time following the date the participant:

          (a) Becomes totally disabled. A participant is "totally disabled" if the participant has a permanent inability to perform the usual duties of his job due to a physical or mental impairment (as determined by the written opinion of a physician selected by the plan administrator, unless the plan administrator determines that a physician's examination is unnecessary);

          (b) Attains normal retirement age. A participant will attain normal retirement age on the earlier of the date the participant attains age 65 or attains 59 1/2 and has participated in the Plan for at least five years; or

          (c)  Terminates employment.

     If your business terminates the Plan, the participant will receive a distribution of benefits. Further, federal law requires that a participant's benefit payments begin by the April 1 after the calendar year in which he attains age 70 1/2, regardless of whether he has terminated employment, if the Participant is a 5% owner (owns at least 5% of the business). If the participant is not a 5% owner, benefit payments must begin by the April 1 after the later of the calendar year in which he attains age 70 1/2 or the calendar year in which he terminates employment.

12.  HOW MAY BENEFITS BE RECEIVED?

     There are three forms in which payments may be made. A participant may elect the form of payment he prefers. The forms of payment are as follows:

          (a) A lump sum payment of the entire amount in the participant's account;

          (b) Payments in roughly equal monthly, quarterly or annual installments for a specific number of years. The specific number of years for which the payments will last can not exceed either the participant's life expectancy or the joint life expectancy of the participant and his beneficiary; or

          (c)  A combination of a lump sum payment and installment payments.

     However, if the amount in the participant's account is less than $3,500, the participant does not have a choice as to the form of distribution. This amount will be paid to the participant in a lump sum.

13.  WHAT HAPPENS IF A PARTICIPANT DIES BEFORE RECEIVING HIS BENEFITS?

     If a participant dies before receiving all or any portion of his benefits, the participant's interest will be paid to the participant's beneficiary or beneficiaries named in the participant's Beneficiary Designation form. However, if the participant is married, the participant's spouse will be the sole primary beneficiary unless the spouse consents in writing to the naming of an additional or different beneficiary. If the participant fails to designate a beneficiary or if no beneficiary survives the participant, distribution will be made to the participant's surviving spouse. If there is no surviving spouse, distribution will be made to the participant's estate.

     Benefits will generally be distributed in the form elected by the participant in his Distribution Election Form. However, the beneficiary may elect a more rapid form of distribution. Further, if the participant fails to complete a Distribution Election form, the beneficiary may choose the form of distribution from the methods described in question and answer 12.

14.  WHAT ARE THE TAX CONSEQUENCES OF A DISTRIBUTION?

     Distributions are generally taxable income. Most distributions are subject to a mandatory 20% income tax withholding unless the distribution is paid in a direct rollover to an IRA or other employer retirement plan that accepts rollovers. When you becomes eligible to receive a distribution of your benefits, the Amway Management Company will provide you with more detailed information concerning the mandatory 20% income tax withholding requirements and the mechanics of a direct rollover.

     Further, if the participant receives a distribution before age 59 1/2, the participant will also be subject to an excise tax equal to 10% of the amount of the distribution. The 10% excise tax is in addition to regular income tax. The 10% excise tax is generally imposed unless one of the following exceptions applies:

          (a) The distribution is rolled over to an IRA or other qualified retirement plan within 60 days after the participant receives it;

          (b) The distribution is made as a result of the participant's termination of employment after attaining at least age 55;

          (c) The distribution is made as a result of the participant's death or disability;

          (d) The distribution is used to pay deductible medical expenses (medical expenses which exceed 7 1/2% of the participant's adjusted gross income); or

          (e) The distribution is made under a qualified domestic relations order.

     A participant should consult with his tax adviser and/or legal counsel for more information about the taxation of the distribution of his benefits.

15.  MAY A PARTICIPANT BORROW AGAINST THE MASTER PLAN?

     No. No loans are permitted from the Master Plan. Further, participant's benefits may not be used as collateral for loans.

16. IF I AM ALREADY PARTICIPATING IN ANOTHER QUALIFIED RETIREMENT PLAN, MAY I TRANSFER MY INTEREST IN THAT PLAN TO THE MASTER PLAN?

     Yes. The Master Plan will accept rollovers and transfers from certain other qualified retirement plans and IRAs containing only the distributions from those plans and any earnings on the distributions. More information regarding rollovers and transfers is available from the Amway Management Company. Any amount you roll over or transfer is placed in your "rollover account."

17.  MAY I TRANSFER THE SHARES IN MY AMWAY MUTUAL FUND ACCOUNT TO THE MASTER
     PLAN?

     No. It is the current position of the IRS that the transfer of property other than cash to a qualified retirement plan is a prohibited transaction. However, by the use of the "reinvestment privilege" you may, if certain requirements are met, redeem shares of the Amway Mutual Fund and contribute the proceeds to the Master Plan and avoid the sales commission. The tax status of a gain realized on a redemption will not be affected by the exercise of this "reinvestment privilege," but a taxable loss may be nullified by such exercise.

18.  WHAT ARE SOME OF THE ADVANTAGES OF THE MASTER PLAN?

     One of the primary advantages of the Master Plan is that less income tax is ordinarily paid during a taxpayer's lifetime. This results because the annual contribution is tax deductible and is not subject to federal income tax until paid to the participant in the form of retirement benefits which typically then occurs at lower income tax rates.

     A second advantage is that ordinary income dividends and capital gain distributions, if any, earned on the amounts contributed are not subject to tax until paid to the participant as retirement benefits. This deferral of income tax has a compounding effect (i.e., there are dividends on reinvested dividends on reinvested dividends, etc.) over the years without any income taxes to reduce this compounding effect until benefits are paid after retirement.

Based on these advantages, it is in the best interest of all employers to give serious consideration to the Master Plan as a means of developing or supplementing their retirement programs. We strongly urge you to discuss this matter with your tax adviser and/or legal counsel.

The purpose of this brochure is to explain the major provisions under the Master Plan. However, in the event of any differences between this brochure and the Master Plan, the terms of the Master Plan document will control. If you are interested in adopting the Master Plan and would like a copy of the Joinder Agreement and the other adoption documents, please complete and return the coupon on page eight.

AMWAY MANAGEMENT COMPANY
7575 East Fulton Road, S.E.
Ada, Michigan 49355-7150                Date:
                                             -----------------------------------


Please send me the Joinder Agreement and the other adoption documents for the Amway Management Company Master Profit-Sharing Plan. I would also like a copy of the Master Plan document.

Name:
      --------------------------------------------------------------------------

Address:
         -----------------------------------------------------------------------

City, State, Zip Code:
                       ---------------------------------------------------------

Telephone:
           ---------------------------------------------------------------------

                               AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN

                                  JOINDER AGREEMENT
                                 (STANDARDIZED FORM)

                                  -----------------


EMPLOYER:
                    ------------------------------------------------------------

ADDRESS:
                    ------------------------------------------------------------


                    ------------------------------------------------------------

TELEPHONE NUMBER:
                    ------------------------------------------------------------

AUTHORIZED REPRESENTATIVE (to instruct Trustee):

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

TAX YEAR END:                         PLAN NUMBER:
               ----------------------               ----------------------------

TAXPAYER IDENTIFICATION NUMBER:
                               -------------------------------------------------

FORM OF BUSINESS (check one):

          Sole Proprietorship                Regular Corporation
     ----                               ----
          Partnership                        S Corporation
     ----                               ----
          Limited Liability Company          Other
     ----                               ----


TRUSTEE:  Michigan National Bank
          27777 Inkster Road
          P.O. Box 9065

          Farmington Hills, MI 48333
          (313) 473-3555

SPONSOR:  Amway Management Company
          7575 East Fulton Road
          Ada, MI 49355
          (616) 676-6288

          This Joinder Agreement, when signed by Employer and Michigan National Bank ("Trustee"), shall establish or amend Employer's retirement plan for the benefit of its eligible employees and the employees of any Related Employer.
The terms of the Amway Management Company Master Profit-Sharing Plan ("Master Plan") for Plan Years beginning on or after January 1, 1989, are incorporated by reference into this document.

          The terms of the Master Plan and provisions elected in this Joinder Agreement will constitute the terms and conditions of Employer's retirement plan. This Joinder Agreement may only be used in conjunction with the Master Plan (Master Plan 01). Employer's failure to properly complete this Joinder Agreement may result in the disqualification of Employer's retirement plan.

1.   NEW PLAN OR AMENDMENT.  This Adoption Agreement constitutes:

          (a)  A new plan established by Employer.
     ----
          (b)  An amendment of a plan maintained by Employer.
     ----
               Effective date of former plan:                   .
                                              ------------------

     Note: If the Adoption Agreement is intended as an amendment of a prior plan (other than a plan established using this Master Plan), Employer may not use the Master Plan if the prior plan permitted benefit distributions in a form other than lump sum payments and installment payments.

2. EFFECTIVE DATE. The Plan or this amendment of the Plan shall be effective as of _______________________.

3. PLAN YEAR. The Plan Year and any other limitation year of the Plan is the calendar year, unless the Employer has a different taxable year. In that event, the Plan Year and any other limitation year shall begin on _______________ (must be the first day of a calendar month) and end on
     _________________.

4. COVERED EMPLOYEES. The Plan shall cover all employees of Employer and any Related Employer who have completed at least one year of service, as defined in the Master Plan and in this Joinder Agreement.

     A Related Employer includes any other business entity, whether or not incorporated, that is commonly-owned with Employer. A commonly-owned business exists if, for example:

          -- The Employer owns more than 80% of another business.

          -- The owners or shareholders of Employer, individually or together with less than five individuals, own or control another business.

     Note: These are only two examples of commonly-owned businesses. An Employer should consult its legal counsel regarding this issue.

5. YEAR OF SERVICE. For purposes of eligibility to participate in the Plan, a year of service means (check one):

          (a)  12 months of employment with Employer or a Related Employer
     ---- (while related). An Employee shall be credited with service based on the time between the Employee's date of employment (i.e., the date on which the Employee performs his first hour of service for Employer) and the Employee's severance from service (i.e, the date as of which the Employee quits, retires, is discharged or dies; or, if earlier, the date on which the Employee has not performed an hour of service for one year). However, if an Employee has a severance from service and is rehired before incurring a break in service (i.e., a period of 12 continuous months beginning as of an Employee's severance from service and during which the Employee is not employed by Employer), the period in which the Employee is not employed shall be included in his service for this purpose.

          (b)  An eligibility computation period where the Employee is employed
     ---- on the last day of the eligibility computation period and has at least 1,000 hours of service during the eligibility computation period. The initial eligibility computation period is the 12-consecutive-month period beginning on the Employee's date of employment. After the initial eligibility period, the eligibility computation period is each Plan Year beginning after the Employee's date of employment.

6. OTHER QUALIFIED PLAN. If an Employer also maintains another Qualified Plan, Employer may not adopt the Master Plan unless the other Qualified Plan provides the minimum benefit accrual or minimum contribution required under Section 416 of the Code. Note: If an Employer maintains another Qualified Plan, the Employer should consult its legal counsel regarding this issue.

7. TRUSTEE'S FEES AND EXPENSES. Employer agrees that Trustee shall be entitled to, and may charge and receive from the Trust, such reasonable fees and expenses agreed to by Trustee and Sponsor.

8. LIMITATIONS ON ANNUAL ADDITIONS. If Employer maintains, or ever has maintained, another qualified plan in which any Participant in this Plan is (or was) a Participant or could possibly become a Participant, Employer must complete this section.

     (a) If the Participant is covered under another qualified defined contribution plan maintained by Employer, other than a Master or Prototype plan:

               (i)  The provisions of Section 9.2(a) through Section 9.2(f)
          ---- of the Master Plan will apply, as if the other plan was a Master or Prototype plan.

               (ii) (Provide the method under which the plans will limit total
          ---- Annual Additions to the Maximum Permissible Amount, and will properly reduce any Excess Amounts, in a manner that precludes Employer discretion. This should be done on attached Exhibit A.)

     (b) If the Participant is, or ever has been, a Participant in a defined benefit plan maintained by Employer:

               (i)  In any Limitation Year, the Annual Additions  credited to
          ---- the Participant under this Plan may not cause the sum of the Defined Benefit Plan Fraction and the Defined Contribution Plan Fraction to exceed 1.0. If the Employer contributions that would otherwise be allocated to the Participant's Employer Contribution Account during such year would cause the 1.0 limitation to be exceeded, the allocation will be reduced so that the sum of the fractions equals 1.0. Any contributions not allocated because of the preceding sentence will be allocated to the remaining Participants under the allocation formula under the Plan. If the 1.0 limitation is exceeded because of an Excess Amount, such Excess Amount will be reduced in accordance with Section 9.1(d) of the Master Plan.

               (ii) (Provide the method under which the plan involved will
          ---- satisfy the 1.0 limitation in a manner that precludes Employer discretion. This should be done on attached Exhibit A.)

9. INFORMATION TO TRUSTEE. Employer agrees to furnish to Trustee all information it reasonably may require for the proper operation of the Plan.


10. CONTRIBUTIONS HELD IN TRUST. Trustee agrees to hold all contributions made to the Trust Fund by Employer in trust, in accordance with the terms and provisions of the Plan and to distribute the same only as provided in the Plan.

11. AMENDMENT OR TERMINATION BY SPONSOR. Sponsor shall inform Employer of any amendments made to the Master Plan or of the discontinuance or abandonment of the Master Plan.

12. AMENDMENT OR TERMINATION BY EMPLOYER. Employer reserves the right to amend or terminate the Plan at any time, subject to the requirements of Article XIV of the Master Plan.

13. RELIANCE ON OPINION LETTER. An Employer who has ever maintained or later adopts any plan in addition to this Plan may not rely on an opinion letter issued by the National Office of the Internal Revenue Service ("IRS") regarding the Master Plan as evidence that the Plan is qualified under
     Section 401 of the Code. For this purpose, a Welfare Benefit Fund and an Individual Medical Benefit Account, as defined in the Master Plan, shall be treated as an additional plan. If an Employer who adopts or maintains multiple plans wishes to obtain reliance that its plan(s) are qualified, the Employer must apply to the appropriate key district office of the IRS for a determination letter.

     An Employer may not rely on the opinion letter issued by the National Office of the IRS as evidence that this Plan is qualified under Section 401 of the Code unless the terms of the Plan, as herein adopted or amended, that pertain to the requirements of Sections 401(a)(4), 401(a)(17), 401(l), 401(a)(5), 410(b) and 414(s) of the Code are either made effective retroactively to the first day of the first Plan Year beginning after December 31, 1988 (or such other date on which these requirements first become effective with respect to this Plan) or are made effective no later than the first day on which Employer is no longer entitled, under regulations, to rely on a reasonable, good faith interpretation of these requirements, and the prior provisions of the Plan constitutes such an interpretation.

          IN WITNESS OF WHICH, Employer and Trustee have signed this Joinder Agreement this ______ day of _____________, 199__.

                                       EMPLOYER
                                                ------------------------------

                                       By
                                         -------------------------------------

                                       Its
                                          ------------------------------------

                                       MICHIGAN NATIONAL BANK

                                       By
                                         -------------------------------------

                                       Its
                                          ------------------------------------

     Note: Before signing the Joinder Agreement, an Employer should have its legal counsel review the Master Plan and Joinder Agreement to determine if they are appropriate in the Employer's circumstances and to insure that Employer understands its responsibilities.

                      DISCLOSURE OF PLAN INFORMATION UNDER ERISA


          Attached is a copy of the most recent IRS Form 5500-C/R for the profit-sharing plan of which you are a participant or beneficiary. This form contains information about the plan and has been filed with the Internal Revenue Service under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          This form is being furnished to you in compliance with Department of Labor regulations which require it to be furnished to you in lieu of the summary annual report for the plan years for which the 5500-R portion of an IRS Form 5500-C/R has been filed.

          You also have the legally protected right to examine pertinent plan documents at the employer's principal office or at the United States Department of Labor. You may also obtain a copy of the pertinent plan documents from any of these entities upon paying reasonable copying costs. Requests to the Department of Labor should be addressed to the Public Disclosure Room, N-4677, Pension and Welfare Benefit Programs, Frances Perkins Department of Labor Building, 200 Constitution Avenue, N.W., Washington, D.C. 20216.

                                SUMMARY ANNUAL REPORT

          This is a summary of the annual report for the ____________________________ PLAN (__-_______-00_) for the period of _________,
199_ through ___________, 199_. The Employer established the Plan by adopting the Amway Management Company Master Profit-Sharing Plan (38-1913611-001). The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 ("ERISA").


                              BASIC FINANCIAL STATEMENT

          Benefits under the Plan are provided by employer contributions [and participant pay deferral contributions] to a trust fund. Plan expenses were $___________. These expenses included $___________ in administrative expenses, $___________ in benefits paid to participants and beneficiaries, and $___________ in other expenses. A total of _______ persons were participants in or beneficiaries of the Plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

          The value of Plan assets, after subtracting liabilities of the Plan, was $___________ as of ___________, 19__ [the end of the plan year], compared to $___________ as of _________, 19__ [the beginning of the plan year]. During the plan year, the Plan experienced [an increase] [a decrease] in its net assets of $___________. This [increase] [decrease] includes unrealized appreciation or depreciation in the value of Plan assets; that is, the difference between the value of the Plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The Plan had a total income of $___________, including employer contributions of $__________, [participant pay deferral contributions of $__________,] [gains] [losses] of $___________ from the sale of assets, and earnings from investments of $___________.


                        YOUR RIGHTS TO ADDITIONAL INFORMATION

          You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:
[List only those items which are actually included in the latest annual report.]

               1.   Assets held for investment.

               2. Fiduciary information, including transactions between the Plan and parties-in-interest (that is, persons who have certain relationships with the Plan).

               3.   Loans or other obligations in default.

               4.   Leases in default.

               5.   Transactions in excess of 3% [5%] of Plan assets.

               6.   Accountant's report.

               7. Insurance information including sales commissions paid by insurance carriers.

          To obtain a copy of the full annual report, or any part thereof, write or call the office of _____________________, who is ____________________________
of _________________________.  Mr./Ms. _______________________ can be contacted at __________________________________, Michigan _____________, and can be
telephoned at (____) _____________. The charge to cover copying costs will be $___________ for the full annual report, or $.________ per page for any part thereof.

          You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the Plan and accompanying notes, or a statement of income and expenses of the Plan and accompanying notes, or both.

          If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report, because these portions are furnished without charge.

          You also have the legally protected right to examine the annual report at the main office of the Plan (___________________________________________________________) and at the U.S.
Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department of Labor should be addressed to: Public Disclosure Room, N-4677, Pension and Welfare Benefit Programs, Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20216.

2/27/98

                               AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN
                           ________________________________


                              DISTRIBUTION ELECTION FORM

    Employer: ______________________________________________________
    Participant: ___________________________________________________
    Participant's Address: _________________________________________
                          __________________________________________
    Participant's Social Security No.: _____________________________
    Participant's Date of Birth: ___________________________________
    Plan Account No.: ______________________________________________


                               REQUEST FOR DISTRIBUTION

          By signing this document, I request that my benefits in the Plan the above-named employer has established by adopting the Amway Management Company Master Profit-Sharing Plan ("Plan") be distributed to me in the following manner:

     _____     1.   Lump sum payment to:

                    _____     Me

                    _____     The IRA indicated below.

                    _____ Me in the amount of $__________ with a direct rollover of the remainder to the IRA indicated below.

     _____     2.   Installment payments over a period of ______ years (not
                    exceeding my life expectancy or the joint life expectancy of my beneficiary and me).

     _____     3.   A lump sum payment of $__________ with the remaining portion in installment payments over a period of _______ years (not exceeding my life expectancy or the joint life expectancy of my beneficiary and me).

               a.   Please distribute the lump sum payment to:

                    _____     Me

                    _____     The IRA indicated below.

               b.   Please distribute the installment payments to:

                    _____     Me

                    _____     The IRA indicated below.

     _____     4.   Annual installment payments to me necessary to satisfy the required minimum distribution rules.  I will provide Amway
                    Management Company with written instructions from me and/or my tax advisor each year which indicates the amount of the required minimum distribution as well as the life expectancy calculation method which I have selected.


IF YOU ELECTED A DIRECT ROLLOVER OF YOUR DISTRIBUTION TO AN IRA, THE FOLLOWING INFORMATION MUST BE PROVIDED. (FAILURE TO ACCURATELY COMPLETE THIS SECTION MAY PREVENT A DIRECT ROLLOVER FROM OCCURRING.)

          Name and address of the IRA custodian or trustee:__________________

          ___________________________________________________________________

          ___________________________________________________________________

          Account Number of the IRA:  _______________________________________


                                 TIME OF DISTRIBUTION

          I understand that my lump sum payment will be made and/or my installment payments will begin as soon as administratively feasible after I request distribution.


                           ACKNOWLEDGEMENT OF DISTRIBUTION

          In making this request for distribution, I acknowledge that I understand the following:

               1. If I have benefits of at least $3,500, I understand that I do NOT have to receive distribution of my benefits before I attain retirement age. However, even though I may not yet be retirement age, I elect to receive my benefits now rather than wait until retirement age.

               2. I understand that the amount of my benefits will be based upon the value of my accounts as of the date or dates my interest in the Amway Mutual Fund and/or Cash Equivalent Fund are sold.

               3. I have read the Special Tax Notice Regarding Plan Payments and understand the tax consequences of my election above.

               4. If I elected a direct rollover of my benefits to an IRA, I certify that the IRA is eligible to receive the rollover.


                         ELECTION FOR INCOME TAX WITHHOLDING

          I received a Notice of Income Tax Withholding on my distribution payment(s) from the Amway Management Company Master Profit-Sharing Plan along with this Distribution Election form. As stated in that notice, I understand that I have the right to elect to have no income tax withheld from my distribution payment(s) from the Plan. However, I also understand that if I elect not to have federal income tax withheld, I will be liable for payment of federal income tax on the taxable portion of my distribution payment(s). I further understand that I may incur penalties under the estimated tax payment rules if my withholding and estimated tax payments, if any, are not sufficient. Therefore, I direct the Trustee, Michigan National Bank, to withhold federal income taxes from my distribution payment(s) as follows (check one):

     _____ I do NOT want federal income tax withheld from my distribution payment(s), in accordance with the attached IRS Form W-4P.

     _____ I do want federal income tax withheld from my distribution payment(s) and I direct the Trustee, Michigan National Bank, to withhold from my distribution payment(s) in accordance with the attached IRS Form W-4P.


Dated:  __________________, 199_   __________________________________________
                                       Signature of Participant


     Return this completed Distribution Election form to:

               Amway Management Company
               7575 East Fulton Road, S.E.
               Ada, MI  49355-0001

                               AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN
                        -------------------------------------

                      SPECIAL TAX NOTICE REGARDING PLAN PAYMENTS

       This notice contains important information you will need before you decide how to receive your benefits from the AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN (the "Plan").

       This notice must be provided to you no less than 30 days and no more than 90 days before a distribution is scheduled to occur. You have no less than 30 days after this notice is provided to you to decide how your Plan payment is to be paid. Notwithstanding this right, you may elect to begin receiving your Plan payment within 30 days after this notice is provided to you.
                                     PLAN PAYMENTS

       A payment from the Plan that is eligible for "rollover" (see below) can be paid in a "direct rollover" or it can be paid to you. You can have ALL OR ANY PORTION of your payment paid in either method. A rollover is a payment of your Plan benefits to your individual retirement arrangement ("IRA") or to another employer plan that accepts rollovers. The method of payment you choose will affect the tax you owe.

I. PAYMENTS THAT CAN AND CANNOT BE ROLLED OVER

       The plan administrator should be able to tell you what portion of your payment is an eligible rollover distribution.

       The following types of payments CANNOT be rolled over:

         A. PAYMENTS SPREAD OVER LONG PERIODS. You cannot roll over a payment if it is part of a series of equal (or almost equal) payments that are made at least once a year and that will last for:

            1. Your lifetime (or your life expectancy);

            2. Your lifetime and your beneficiary's lifetime (or life expectancies); or

            3. A period of ten years or more.

         B. REQUIRED MINIMUM PAYMENTS. Beginning in the year you reach age 701/2, a certain portion of your payment cannot be rolled over because it is a "required minimum payment" that must be paid to you.

II. TAX CONSEQUENCES OF DIRECT ROLLOVERS

         A. DIRECT ROLLOVERS GENERALLY. You can choose a direct rollover of all or any portion of your payment that is an "eligible rollover distribution," as described above. In a direct rollover, the eligible rollover distribution is paid directly from the Plan to an IRA or another employer plan that accepts rollovers.

       If you choose a direct rollover, you are not taxed on a payment until you later take it out of the IRA or the employer plan. If you choose a direct rollover, your payment:

            1. Will not be taxed in the current year and no income tax will be withheld.

            2. Will be made directly to your IRA or, if you choose, to another employer plan that accepts your rollover.

            3. Will be taxed later when you take it out of the IRA or the employer plan.

         B. DIRECT ROLLOVER TO AN IRA. You can open an IRA to receive the direct rollover. (The term "IRA," as used in this notice, includes individual retirement accounts and individual retirement annuities.) If you choose to have your payment made directly to an IRA, contact an IRA sponsor (usually a financial institution) to find out how to have your payment made in a direct rollover to an IRA at that institution.

            If you are unsure of how to invest your money, you can temporarily establish an IRA to receive the payment. However, in choosing an IRA, you may wish to consider whether the IRA you choose will allow you to move all or part of your payment to another IRA at a later date without penalties or other limitations. See IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS, for more information on IRAs (including limits on how often you can roll over between IRAs).

         C. DIRECT ROLLOVER TO A PLAN. If you are employed by a new employer that has a plan, and you want a direct rollover to that plan, ask the administrator of that plan whether it will accept your rollover. If your new employer's plan does not accept a rollover, you can choose a direct rollover to an IRA.

         D. DIRECT ROLLOVER OF A SERIES OF PAYMENTS. If you receive eligible rollover distributions that are paid in a series for less than ten years, your choice to make or not make a direct rollover for a payment will apply to all later payments in the series until you change your election. You are free to change your election for any later payment in the series.

III. TAX CONSEQUENCES IF PAID TO YOU

         A. PAYMENTS TO YOU IN GENERAL. If you have the payment made to you, it is subject to a 20% income tax withholding. The payment is taxed in the year you receive it unless, within 60 days, you roll it over to an IRA or another plan that accepts rollovers. If you do not roll it over, special tax rules may apply. If you choose to receive the payment:

            1. You will receive only 80% of the payment because the plan \ administrator is required to withhold 20% of the payment and send it to the IRS as income tax withholding to be credited against your taxes.

            2. Your payment will be taxed in the current year unless you roll it over. You may be able to use special tax rules that could reduce the tax you owe. However, if you receive the payment before age 591/2, you also may have to pay an additional 10% tax.

            3. You can roll over the payment by paying it to your IRA or to another employer plan that accepts your rollover within 60 days of receiving the payment. The amount rolled over will not be taxed until you take it out of the IRA or employer plan.

          4. If you want to roll over 100% of the payment to an IRA or an employer plan, YOU MUST FIND OTHER MONEY TO REPLACE THE 20% THAT WAS WITHHELD. If you roll over only the 80% that you received, you will be taxed on the 20% that was withheld and that is not rolled over.

         B. INCOME TAX WITHHOLDING.

          1. MANDATORY WITHHOLDING. If any portion of the payment to you is an eligible rollover distribution, the Plan is required by law to withhold 20% of that amount. This amount is sent to the IRS as income tax withholding. For example, if your eligible rollover distribution is $10,000, only $8,000 will be paid to you because the Plan must withhold $2,000 as income tax. However, when you prepare your income tax return for the year, you will report the full $10,000 as a payment from the Plan. You will report the $2,000 as tax withheld, and it will be credited against any income tax you owe for the year.

          2. VOLUNTARY WITHHOLDING. If any portion of your payment is not an eligible rollover distribution but is taxable, the mandatory withholding rules described above do not apply. In this case, you may elect not to have withholding apply to that portion. To elect out of withholding, ask the plan administrator for the election form and related information.

          3. SIXTY-DAY ROLLOVER OPTION. If you have an eligible rollover distribution paid to you, you can still decide to roll over all or part of it to an IRA or another employer plan that accepts rollovers. If you decide to roll over, YOU MUST MAKE THE ROLLOVER WITHIN 60 DAYS AFTER YOU RECEIVE THE PAYMENT. The portion of your payment that is rolled over will not be taxed until you take it out of the IRA or the employer plan.

       You can roll over up to 100% of the eligible rollover distribution, including an amount equal to the 20% that was withheld. If you choose to roll over 100%, you must find other money within the 60-day period to contribute to the IRA or the employer plan to replace the 20% that was withheld. On the other hand, if you roll over only the 80% that you received, you will be taxed on the 20% that was withheld.

       EXAMPLE: Your eligible rollover distribution is $10,000, and you choose to have it paid to you. You will receive $8,000, and $2,000 will be sent to the IRS as income tax withholding. Within 60 days after receiving the $8,000, you may roll over the entire $10,000 to an IRA or employer plan. To do this, you roll over the $8,000 you received from the Plan, and you will have to find $2,000 from other sources (your savings, a loan, etc.). In this case, the entire $10,000 is not taxed until you take it out of the IRA or employer plan. If you roll over the entire $10,000, when you file your income tax return you may get a refund of the $2,000 withheld.

       If, on the other hand, you roll over only $8,000, the $2,000 you did not roll over is taxed in the year it was withheld. When you file your income tax return you may get a refund of part of the $2,000 withheld. (However, any refund is likely to be larger if you roll over the entire $10,000.)

            4. ADDITIONAL 10% TAX IF YOU ARE UNDER AGE 591/2. If you receive a payment before you reach age 591/2 and you do not roll it over, then, in addition to the regular income tax, you may have to pay an extra tax equal to 10% of the taxable portion of the payment. The additional 10% tax does not apply to your payment if it is:

         A. Paid to you because you separate from service with your employer during or after the year you reach age 55;

         B. Paid to you because you retire due to disability;

         C. Paid to you as equal (or almost equal) payments over your life or life expectancy (or your and your beneficiary's lives or life expectancies); or

         D. Used to pay certain medical expenses.

See IRS Form 5329 for more information on the additional 10% tax.

            5. SPECIAL TAX TREATMENT. If your eligible rollover distribu tion is not rolled over, it will be taxed in the year you receive it. However, if it qualifies as a "lump sum distribution," it may be eligible for special tax treatment.

       A lump sum distribution is a payment, within one year, of your entire balance under the Plan (and certain other similar plans of the employer) that is payable to you because you have reached age 591/2 or have separated from service with your employer [(or, in the case of a self-employed individual, because you have reached age 591/2 or have become disabled)]. For a payment to qualify as a lump sum distribution, you must have been a participant in the Plan for at least five years.

       The special tax treatment for lump sum distributions is described below:

         A. FIVE-YEAR AVERAGING. If you receive a lump sum distribution after you are age 591/2, you may be able to make a one-time election to figure the tax on the payment by using "five-year averaging." Five-year averaging often reduces the tax you owe because it treats the payment as if it were paid over five years.

         B. TEN-YEAR AVERAGING IF YOU WERE BORN BEFORE JANUARY 1, 1936. If you receive a lump sum distribution and you were born before January 1, 1936, you can make a one-time election to figure the tax on the payment by using "ten-year averaging" (using 1986 tax rates) instead of five-year averaging (using current tax rates). Like the five-year averaging rules, ten-year averaging often reduces the tax you owe.

       There are other limits on the special tax treatment for lump sum distributions. For example, you can generally elect this special tax treatment only once in your lifetime, and the election applies to all lump sum distribu tions that you receive in that same year. If you have previously rolled over a payment from the Plan (or certain other similar plans of the employer), you cannot use this special tax treatment for later payments from the Plan. If you roll over your payment to an IRA, you will not be able to use this special tax treatment for later payments from the IRA. Also, if you roll over only a portion of your payment to an IRA, this special tax treatment is not available for the rest of the payment. Additional restrictions are described in IRS Form 4972, which has more information on lump sum distributions and how you elect the special tax treatment.

IV. SURVIVING SPOUSES, ALTERNATE PAYEES, AND OTHER BENEFICIARIES

       In general, the rules summarized above that apply to payments to employees also apply to payments to surviving spouses of employees and to spouses or former spouses who are "alternate payees." You are an alternate payee if your interest in the Plan results from a "qualified domestic relations order," which is an order issued by a court in connection with a divorce or legal separation. Some of the rules summarized above also apply to a deceased employee's beneficiary who is not a spouse. However, there are some exceptions for payments to surviving spouses, alternate payees, and other beneficiaries that should be mentioned.

       If you are a surviving spouse, you may choose to have an eligible rollover distribution paid in a direct rollover to an IRA or paid to you. If you have the payment paid to you, you can keep it or roll it over yourself to an IRA but you CANNOT roll it over to an employer plan. If you are an alternate payee, you have the same choices as the employee. Thus, you can have the payment paid as a direct rollover or paid to you. If you have it paid to you, you can keep it or roll it over yourself to an IRA or to another employer plan that accepts rollovers. If you are a beneficiary other than the surviving spouse, you CANNOT choose a direct rollover, and you CANNOT roll over the payment yourself.

       If you are a surviving spouse, an alternate payee, or another beneficiary, your payment is not subject to the additional 10% tax described in item 4 of the "Income Tax Withholding" section above, even if you are younger than age 591/2.

       If you are a surviving spouse, an alternate payee, or another beneficiary, you may be able to use the special tax treatment for lump sum distributions. If you receive a payment because of the employee's death, you may be able to treat the payment as a lump sum distribution if the employee met the appropriate age requirements, whether or not the employee had five years of participation in the Plan.

                         HOW TO OBTAIN ADDITIONAL INFORMATION

       This notice summarizes only the federal (not state or local) tax rules that might apply to your payment. The rules described above are complex and contain many conditions and exceptions that are not included in this notice. Therefore, you may want to consult with a professional tax advisor BEFORE you take a payment of your benefits from the Plan. Also, you can find more specific information on the tax treatment of payments from qualified retirement plans in IRS Publication 575, PENSION AND ANNUITY INCOME, and IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS. These publications are available from your local IRS office or by calling 1-800-TAX-FORMS.

                           NOTICE OF INCOME TAX WITHHOLDING
                            ON CERTAIN DISTRIBUTIONS FROM
                               AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN


          Most payments from the Plan you or your employer have established by adopting the Amway Management Company Master Profit-Sharing Plan are "eligible rollover distributions." If a payment is an eligible rollover distribution, it is subject to a mandatory 20% income tax withholding unless it is paid in a direct rollover to an IRA or another employer plan that accepts rollovers. Certain payments cannot be rolled over (e.g., payments spread over long periods or required minimum payments). See the Special Tax Notice Regarding Plan Payments for more information. If a payment cannot be rolled over, the remaining portion of this notice applies.

          The distribution payment(s) you receive from the Plan which cannot be rolled over are subject to federal income tax withholding unless you elect not to have withholding apply. Withholding will only apply to the portion of your distribution payment(s) that are included in your income subject to federal income tax. Thus, for example, there will be no withholding on the return of your own employee after-tax contributions which you may have previously made to the Plan.

          You may elect not to have withholding apply to your distribution payment(s) or you may elect to have federal income tax withheld from the taxable portion of your distribution payment(s). You must make your election by signing and dating the attached Distribution Election form and by completing an IRS Form W-4P. These documents should be returned by mail to: Amway Management Company, 7575 East Fulton Road, S.E., Ada, Michigan 49355-0001.

          IF YOUR DISTRIBUTION ELECTION FORM AND IRS FORM W-4P ARE NOT RECEIVED BY THE TIME THE FIRST DISTRIBUTION PAYMENT IS ACTUALLY MADE, THEN INCOME TAX WILL BE WITHHELD. YOU MAY WISH TO CONSULT YOUR TAX ADVISER AND/OR LEGAL COUNSEL WITH RESPECT TO ANY WITHHOLDING QUESTIONS WHICH YOU MIGHT HAVE.

          If you elect not to have withholding apply to your distribution payment(s), or if you do not have enough federal income tax withheld from your distribution payment(s), you may be responsible for the payment of estimated income tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

                               AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN
                        _____________________________________


                             BENEFICIARY DESIGNATION FORM

NOTE: The employer and each employee who has completed at least one year of service, as defined in the Master Plan, should complete this Beneficiary Designation form.

    Employer: ____________________________________________________
    Participant: _________________________________________________
    Participant's Address: _______________________________________
                          ________________________________________
    Participant's Social Security No.:  __________________________
    Participant's Date of Birth: _________________________________

          I, _____________________________, am a participant in the Plan the above-named employer has established by adopting the Amway Management Company Master Profit-Sharing Plan ("Plan"). I ______________________ (am or am not) married and my spouse's name is ____________________. I understand that if I am married and I do not name my spouse as my sole primary beneficiary, my beneficiary designation will not be effective without the consent of my spouse.

NOTE: YOUR CHOICE OF BENEFICIARY WILL HAVE AN IMPACT ON YOUR LIFE EXPECTANCY CALCULATIONS FOR DETERMINING YOUR REQUIRED MINIMUM DISTRIBUTIONS UPON ATTAINING AGE 70 1/2 (SEE THE LIFE EXPECTANCY CALCULATIONS OPTIONS HANDOUT FOR INFORMATION).

PRIMARY BENEFICIARY(IES)

          As a Plan participant, I designate the following as my primary beneficiary(ies) to receive any benefits payable under the Plan by reason of my death:


 Name and Address of                                        Date of        % of
 Primary Beneficiary(ies)               Relationship        Birth          Benefit
 ------------------------               ------------        -----          -------


_______________________________         ____________        _______        ______%

_______________________________         ____________        _______        ______%

_______________________________         ____________        _______        ______%


          I understand that, if a primary beneficiary dies before my benefits are distributed among all primary beneficiaries, the beneficiary's share shall be distributed among the remaining primary beneficiaries in proportion to their respective shares.

SUCCESSOR BENEFICIARY(IES)

          If all of my primary beneficiaries predecease me, then I designate the following as my successor beneficiary(ies) under the Plan:

 Name and Address of                                        Date of        % of
 Primary Beneficiary(ies)               Relationship        Birth          Benefit
 ------------------------               ------------        -----          -------


_______________________________         ____________        _______        ______%

_______________________________         ____________        _______        ______%

_______________________________         ____________        _______        ______%


          I understand that, if a successor beneficiary dies before my benefits are distributed among all successor beneficiaries, the deceased beneficiary's share shall be distributed among the remaining successor beneficiaries in proportion to their respective shares.

          I understand that I may change the above designations at any time by filing a new beneficiary designation form with the plan administrator.


Dated: ___________________, 199_   __________________________________________
                                        Signature of Participant


--------------------------------------------------------------------------------


NOTE TO PARTICIPANT: If you have named a primary beneficiary in addition to, or other than, your spouse, your designation will not be effective unless your spouse consents as follows to the designation:

SPOUSE'S CONSENT

          I am the current spouse of the participant who has completed this Beneficiary Designation form. I understand that in the event of the participant's death, all of the participant's benefits will be paid to me as provided in the Plan, unless the participant names an additional or different beneficiary and I consent in writing to the designation. I understand that I am under no obligation to give my written consent to such a designation. I further understand that the participant has named a primary beneficiary other than me, and I consent to that designation.

Dated: ___________________, 199__   __________________________________________
                                         Signature of Participant's Spouse

Signed and sworn to before me this
______ day of ____________, 199__.

___________________________________

Notary Public, __________ County,____
My Commission Expires:_____________

     Return a copy of this completed Beneficiary Designation form to:

               Amway Management Company
               7575 East Fulton Road, S.E.
               Ada, MI 49355-0001

                              AMWAY MANAGEMENT COMPANY
                             MASTER PROFIT-SHARING PLAN

                    --------------------------------------------

                 APPLICATION FOR ROLLOVER OF LUMP SUM DISTRIBUTION


     Employer:
               ------------------------------------------------------------
     Participant:
                  ---------------------------------------------------------
     Participant's Address:
                            -----------------------------------------------

                            -----------------------------------------------
     Participant's Social Security No.:
                                        -----------------------------------
     Participant's Date of Birth:
                                  -----------------------------------------
     Plan Account No.:
                       ----------------------------------------------------

          I am a participant in the AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN ("Plan") or will be eligible to participate in the Plan upon completing the service requirement of the Plan.

          By signing this document, I am requesting the right to roll over into the Plan a lump sum distribution I received from a qualified retirement plan in which I was previously a participant. I understand that the Plan requires that the rollover meet certain legal requirements. As a result, I promise the plan administrator that all of the following statements are true:

               1. The retirement plan from which I received this lump sum distribution is a "qualified plan" under the requirements of the Internal Revenue Code;*

               2. I received a lump sum distribution of my entire vested benefit from the plan;

               3. I am rolling over part or all of the lump sum distribution within 60 days after I received the distribution, or I am rolling over the distribution within 60 days after I received the distribution from an individual retirement account that contains only the lump sum distribution and investment earnings;** and


-------------------------
*L This can be demonstrated by supplying the plan administrator with one of the following:

      - A letter from the administrator of the prior employer's plan verifying that the prior plan has received an approval letter from the IRS.

      - A copy of the most recent IRS approval letter regarding the prior employer's plan.


** This can be verified by supplying the plan administrator with a copy of the distribution statement received with your lump sum distribution, and if applicable, a copy of an IRA statement which shows when the IRA was established and the initial amount deposited in the IRA.

               4. No portion of the amount I am rolling over consists of my after-tax contributions to my prior employer's retirement plan.



I also agree to supply any additional information that the plan administrator believes is necessary to process my application.


Dated:                        , 199_
       -----------------------

       --------------------------------------------------
                                   Signature of Applicant


                            FOR ADMINISTRATIVE USE ONLY

The following items have been submitted with this application (check all that apply):

     _____ Statement from prior employer's plan administrator verifying the plan's "qualified" status.

     _____ Copy of the IRS approval letter regarding the prior employer's plan.

     _____ Copy of the distribution statement received with the lump sum distribution. This statement should verify the amount distributed from the prior employer's plan to the applicant, the gross amount of the lump sum distribution and the amount withheld as federal income tax (20% of gross). The statement should also not be dated more than 60 days prior to the date of this application.

     _____ Copy of an IRA statement into which the lump sum distribution was placed. This statement should verify when the IRA was established (within 60 days from the date the prior employer informed the applicant that the amount was distributed from the prior plan), the beginning account balance and that no other contributions have been made to the IRA since it was established. Also, the date on the check from the IRA should be less than 60 days prior to the date of this application.

     _____     Other (please specify):
                                      ------------------------------------------

               -----------------------------------------------------------------

Based on the information supplied by the applicant indicated above, this application is:

               _____     Accepted            _____     Denied

Dated:                        , 199_    AMWAY MANAGEMENT COMPANY
       -----------------------



                                        By
                                           -------------------------------------

                               AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN

                         -----------------------------------

                          AUTHORIZATION FOR DIRECT ROLLOVER


     Employer:
               ------------------------------------------------------------
     Participant:
                 ----------------------------------------------------------
     Participant's Address:
                            -----------------------------------------------

                            -----------------------------------------------
     Participant's Social Security No.:
                                       ------------------------------------
     Participant's Date of Birth:
                                 ------------------------------------------
     Plan Account No.:
                      -----------------------------------------------------


          I am a participant in the AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN ("Plan") or will be eligible to participate in the Plan upon completing the service requirement of the Plan.

          By signing this document, I am requesting the right to have my benefits in my prior employer's qualified plan directly rolled over into the Plan. I understand that the Plan requires that the direct rollover meet certain legal requirements. As a result, I promise the plan administrator that all of the following statements are true:

               1. The retirement plan from which my benefits are to be rolled over is a "qualified plan" under the requirements of the Internal Revenue Code.*

               2. No portion of the amount to be directly rolled over consists of my after-tax contributions to my prior employer's retirement plan.

               3. No portion of the amount to be directly rolled over consists of the following:

                    a. Periodic payments that are made at least once a year and last for the life or life expectancy of me and/or my beneficiary; or

                    b. Periodic payments that last for a period of ten years or more.

               4. No portion of the amount to be directly rolled over consists of

-------------------------
This can be demonstrated by supplying the plan administrator with one of the following:

- A letter from the administrator of the prior employer's plan verifying that the prior plan has received an approval letter from the IRS.

- A copy of the most recent IRS approval letter regarding the prior employer's plan.

     payments I have received as a "required minimum payment" upon reaching age 70 1/2.

I also agree to supply any additional reasonable information that the plan administrator believes is necessary to process my application. By my signature below, I request and authorize the trustee of my prior employer's plan (as indicated below) to directly rollover my benefits to the trustee of the Plan.



Dated: _______________, 199_       _______________________________________
                                   Signature of Applicant

Name of Retirement Plan:
                         -------------------------------------------------------
Name and Address of Trustee:
                            ----------------------------------------------------

                            ----------------------------------------------------

                            ----------------------------------------------------

                             FOR ADMINISTRATIVE USE ONLY

The following items have been submitted with this application (need only check one):

                    Statement from prior employer's plan administrator verifying
             -----  the plan's "qualified" status.

                    Copy of the IRS approval letter regarding the prior
             -----  employer's plan.

                    Other (please specify):
             -----                          ------------------------------------

                    ------------------------------------------------------------
Based on the information supplied by the applicant indicated above, this application is:

                    Accepted
             -----
                    Denied
             -----

Dated: _______________, 199_                 AMWAY MANAGEMENT COMPANY


                                             By
                                                -------------------------------

                              ___________________, 1997



TO:  ALL EMPLOYERS ADOPTING THE AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING
     PLAN

          The Small Business Job Protection Act of 1996 made certain law changes which affect the Amway Management Company Master Profit-Sharing Plan. Here is a summary of the changes which become effective in 1997:

          1. ELIMINATION OF FAMILY AGGREGATION RULES. Employer contributions to your Plan are allocated in proportion to each participant's compensation. For this purpose, your annual compensation is limited to a dollar limit. For 1996, the dollar limit was $150,000. For 1997, the dollar limit is $160,000.

          Previously, if your spouse and/or any of your minor children also participated in the Plan, your family's total compensation was required to be aggregated for purposes of the dollar limit. Beginning in 1997 this family aggregation rule has been eliminated. If your family's total compensation exceeds the dollar limit, the elimination of the family aggregation rule will allow you and your family to receive a greater share of the employer contribution for future plan years.

          2. REQUIRED MINIMUM DISTRIBUTIONS. Previously, federal law required that your benefit payments from the Plan must begin by April 1 after the calendar year in which you attain age 70 1/2, regardless of whether or not you have retired. Beginning in 1997, this rule continues to apply for participants who are 5% owners (own at least 5% of the business). However, for participants who are not 5% owners, the required minimum distribution rules have been liberalized. Beginning in 1997, for non-5% owners, benefit payments must begin by the April 1 after the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant retires.

          3. HOLIDAY ON EXCESS DISTRIBUTIONS TAX. An excess distribution from the Plan is an installment distribution that exceeds, for any given year, the greater of $150,000, or $112,500, indexed for inflation. All distributions which you receive from the Plan, from an IRA or any other tax-favored arrangement are added together to determine if your distributions in a given year exceed this limit. If you receive an excess distribution, an excise tax of 15% of the amount of the excess is assessed. However, the 15% excise tax is waived for distributions that are made during 1997, 1998 and 1999.

          Other changes from the Small Business Job Protection Act become effective in 1998 and later years. We will inform you of those changes as their effective dates approach. In the meantime, if you have any questions, please contact us.

                                        Sincerely,

                                        AMWAY MANAGEMENT COMPANY

                                        By
                                          ------------------------------

                                        Its
                                           -----------------------------

                               AMWAY MANAGEMENT COMPANY
                        MASTER PROFIT-SHARING RETIREMENT PLAN

                         LIFE EXPECTANCY CALCULATION OPTIONS


              If your are a 5% owner (own at least 5% of your business), your Plan benefit payments must begin by the April 1 following the calendar year in which you attain age 70 1/2, regardless of whether or not you have retired. If you are not a 5% owner, benefit payments must begin by the April 1 after the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. The applicable April 1 is known as your "required beginning date." Your required minimum distributions must be made each year. For the year in which you attain age 70 1/2 (or retire, if applicable), the minimum distribution must be made by your required beginning date. For each subsequent year, your required minimum distribution must be made by December 31 of that year.

              You have certain options available to you in calculating your required minimum distributions. However, these elections must be made by your required beginning date and are generally irrevocable once made. Specifically, you have the following choices:

                   1. You can calculate your required minimum distributions based upon your life expectancy only or the joint life expectancy of you and a beneficiary who qualifies as a "designated beneficiary" under IRS rules. An individual, such as your spouse, would qualify as a designated beneficiary for this purpose.

                   2. Regardless of whether you calculate your required minimum distributions based upon your life expectancy only or the joint life expectancy of you and your designated beneficiary, you can "recalculate" your life expectancy annually. Recalculation is done in accordance with IRS rules and tends to have the effect of stretching out your required minimum distributions over a greater number of years than if there is no recalculation.

                   In addition, if your designated beneficiary is your spouse, your spouse's life expectancy can also be recalculated annually. Thus, where you elect a required minimum distribution calculation method based upon the joint life expectancy of you and your spouse, you may elect to only recalculate your life expectancy annually; you may elect to only recalculate your spouse's life expectancy annually; you may elect to recalculate both the life expectancy of you and your spouse annually; or you may elect to not recalculate at all.

              There are advantages and disadvantages to a life expectancy calculation method using a single life expectancy as opposed to joint life expectancy. There are also advantages and disadvantages to utilizing annual recalculation as opposed to not utilizing annual recalculation. You should consult with your tax advisor regarding these various options. Once you make an election with respect to these life expectancy calculation options, you should provide it, in writing, to Amway Management Company.

              If you do not choose these various life expectancy calculation options by your required beginning date, you will be considered to have elected to calculate your required minimum distributions over the joint life expectancy of you and your designated beneficiary (assuming you have a designated beneficiary upon your required beginning date). Further, you will be considered to have elected to annually recalculate your life expectancy (but not your spouse's life expectancy).

                              __________________, 199__



TO:      ALL EMPLOYERS ADOPTING THE AMWAY MASTER PROFIT-SHARING PLAN


              The Amway Master Profit-Sharing Plan has recently been amended.
A copy of the Amendment is enclosed.  The Amendment makes the following changes:

              1. The Master Plan was required to be amended, as of January 1, 1993, to incorporate a new mandatory 20% income tax withholding rule for most distributions. However, withholding can be avoided under the new law by requesting that your benefits be distributed in a direct rollover to another qualified retirement plan or an IRA. If you want more information regarding these new tax rules, you should contact Amway Management Company.

              2. The Master Plan is also being amended, as of January 1, 1993, to receive direct rollovers of your benefits from other qualified retirement plans and IRAs.

              3. Previously, your benefits could be distributed to you in a lump sum and/or monthly installments. Effective as of January 1, 1993, the Master Plan is being amended to add quarterly and annual installments as permitted distribution forms.

              4. The Master Plan is being amended to change the Plan sponsor and Plan name. Previously, the Plan sponsor was Amway Mutual Fund. Effective as of September 1, 1993, the Plan sponsor will be Amway Management Company. Previously, the Plan name was the Amway Mutual Fund Master Profit-Sharing Plan. Effective as of September 1, 1993, the Plan name will be the Amway Management Company Master Profit-Sharing Plan.

              5. Previously, your benefits were invested in the Amway Mutual Fund. Effective as of September 1, 1993, the Master Plan is being amended to add the Cash Equivalent Fund (a money market fund) as an additional investment option. Now your benefits may be invested in the Amway Mutual Fund, the Cash Equivalent Fund, or a combination of both. Amway Management Company will provide you with investment election instructions. Your benefits will continue to be invested in the Amway Mutual Fund if you do not provide us with any new investment direction.

              6. Previously, if your business had any employees, the employees must become eligible to participate after completing one year of service. For this purpose, a year of service was defined as 12 months of employment, whether or not consecutive. Part-time employees can generally satisfy this eligibility requirement. Effective as of January 1, 1994, the Master Plan is being amended to add an alternative definition of year of service which will be a 12-consecutive-month period where the employee has 1,000 hours of service and is employed on the last day of the period. This alternative definition tends to limit participation to full-time employees. If you are interested in using this alternative definition, you should contact Amway Management Company to complete a new Joinder Agreement.

              7. The IRS has adopted new rules limiting the amount of compensation which may be included for purposes of the Master Plan. Presently, the limit is $200,000, adjusted each year for increases in the cost of living. Effective as of January 1, 1994, the dollar limit is being decreased to $150,000 per year. The $150,000 limit will be adjusted in $10,000 increments for increases in the cost of living.

              The Amendment will be considered to be approved by you if you do not object to it by written notice to Amway Management Company within 30 days. If you have any questions, please contact us.

                                  Sincerely,

                                  AMWAY MANAGEMENT COMPANY


                                  By
                                       Allan D. Engel
                                       President and Secretary

_____________________
_____________________
_____________________

Dear IRA Owner:

     This letter is to inform you that significant changes have been made to the tax laws regarding individual retirement accounts ("IRAs"). This letter will serve as a brief overview of the most significant of these changes. For further information, you should consult the Amway Management Company Individual Retirement Accounts Disclosure Statement and the Amway Management Company Education Individual Retirement Trust Accounts Disclosure Statement and contact your personal tax adviser.

     1. CREATION OF ROTH IRA. Effective for the 1998 calendar year, you may be eligible to contribute to a new type of IRA called a Roth IRA. Unlike a traditional IRA whereby contributions made may be tax deductible, contributions to a Roth IRA are never tax deductible. However, assuming certain holding periods are satisfied, the distribution of principal and earnings from a Roth IRA will be exempt from federal income taxes. In order to receive this favorable tax treatment, contributions made to the Roth IRA must generally remain in the account for at least five years and must only be distributed after you attain age 59 1/2, die or become disabled (or used to pay up to $10,000 of first-time homebuyer expenses).

     You may be eligible to contribute to a Roth IRA even though you are not eligible to make tax deductible contributions to a traditional IRA. Whether or not you participate in a qualified retirement plan sponsored by your employer, you are generally permitted to contribute up to $2,000 per year ($4,000 for a married couple filing a joint federal income tax return) to a Roth IRA assuming your adjusted gross income is less than $150,000 if you are married filing jointly and $95,000 if you are single. Note that the maximum annual contribution that may be made by any individual to all retirement IRAs (Roth IRAs and traditional IRAs) may not exceed $2,000.

     Amway Management Company is pleased to provide you with the opportunity to contribute to either a Roth IRA or a traditional IRA for the 1998 calendar year. The contributions to a Roth IRA will be held in a separate trust account from contributions to a traditional IRA. Therefore, a $10 annual trustee fee will be payable with respect to each separate account, though many of the same requirements apply to both.

     Also note that if your adjusted gross income is less than $100,000 (and you are not married filing separate federal income tax returns), you may roll your existing IRA into a Roth IRA (or convert an existing IRA to a Roth IRA). While there may be benefits to rolling an existing IRA to a Roth IRA (or converting), the amount rolled over or converted will be immediately taxable to you (although not subject to the 10% penalty tax for premature distribution). Whether it is advisable to rollover or convert a traditional IRA to a Roth IRA will depend on a number of factors, including your current and projected income tax brackets. If you are considering rolling over or converting an existing IRA to a Roth IRA, we strongly encourage you to discuss the matter with your personal tax adviser.

     2. CHANGES TO TRADITIONAL IRAS. Several changes have also been made to the rules regarding traditional IRAs. First of all, the maximum income level in order to be eligible to make tax deductible contributions to a traditional IRA for individuals who are active participants in qualified retirement plans has increased to $30,000 for single individuals and $50,000 for married couples. Second, if you are not an active participant in a qualified retirement plan but your spouse is, you may now make a fully tax deductible contribution to a traditional IRA provided that you and your spouse file a joint federal income tax return and your combined adjusted gross income does not exceed $150,000. Finally, you are permitted to withdraw amounts from your traditional IRA for qualified higher education expenses (such as college expenses) or to withdraw up to $10,000 for a first-time home purchase free of the 10% penalty tax applicable to premature distributions.

     3. CREATION OF EDUCATION IRA. Effective for the 1998 calendar year, you may be eligible to contribute to another new type of IRA called an Education IRA. Though called an IRA, the Education IRA has nothing to do with retirement. The Education IRA allows individuals to save for the future expenses of higher education of a beneficiary (who can be a child, grandchild or any other minor under age 18). Like a Roth IRA, contributions are never tax deductible, but distributions are exempt from federal income tax provided they are used to pay higher education expenses, including tuition and room and board. If the assets in the Education IRA are not distributed by the time the beneficiary reaches age 30, the assets must be distributed and the earnings are subject to federal income tax and a 10% penalty tax. However, Education IRA assets not used by one family member may be transferred to another family member tax free prior to the time the original beneficiary attains age 30.

     The maximum annual contribution that may be made to an Education IRA is $500 for each beneficiary. In other words, if two different individuals wish to contribute to an Education IRA for a particular beneficiary, they must not contribute more than $500 between the two of them to all Education IRAs for that beneficiary. You are eligible to contribute the $500 maximum annual amount to an Education IRA if your modified adjusted gross income is less than $95,000 if you are single or $150,000 if you are married filing jointly. Note that the $500 maximum annual contribution is in addition to the $2,000 maximum annual contribution to retirement IRAs.

     Amway Management Company is pleased to provide you with the opportunity to contribute to an Education IRA for the 1998 calendar year. The contributions to an Education IRA will be held in a separate trust account from contributions to a traditional or Roth IRA. Therefore, a $10 annual trustee fee will be payable with respect to each separate account.

     As you can see, the recent changes to the tax laws applicable to IRAs have made IRA contributions more appealing than ever and the ability of individuals to contribute to both Roth IRAs and traditional IRAs has been greatly expanded. Because of the complexity of the new rules, we urge you to consult your financial or tax adviser to determine the most favorable savings device for you. However, we will be happy to attempt to answer any questions you may have.

                                        Sincerely,

                                        AMWAY MANAGEMENT COMPANY


                                        By
                                              Kathy Vogelsang

                               AMWAY MANAGEMENT COMPANY
                            INDIVIDUAL RETIREMENT ACCOUNTS

                               AMWAY MANAGEMENT COMPANY
                            INDIVIDUAL RETIREMENT ACCOUNTS


                                 DISCLOSURE STATEMENT


I.   REVOCATION

     Revocation must be given in writing and delivered or mailed to Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355-7150 (Telephone No. (616) 787-6288), by the close of the seventh day after your Individual Retirement Account ("IRA") is established. The notice shall be deemed mailed on the date of the postmark (or if sent by certified or registered mail, the date of certification or registration) if it is deposited in the mail in the United States in an envelope, or other appropriate wrapper, first-class postage prepaid, properly addressed. If you effectively revoke your IRA, the amount you contribute to your account will be refunded to you without adjustment for such items as sales commissions, administrative expenses, or fluctuations in market value.

II.  STATUTORY REQUIREMENTS

     An IRA is a trust created or organized in the United States for the exclusive benefit of an individual or his beneficiary by a written agreement that meets the following requirements:

          A. Except in the case of certain rollover contributions, only cash contributions not in excess of $2,000 on behalf of any individual will be accepted for a taxable year;

          B. The Trustee must be a bank or other person or entity eligible to act as Trustee;

          C. Assets of the account cannot be invested in life insurance contracts;

          D. The interest of an individual in the balance in his account is nonforfeitable; and

          E. Assets of the trust cannot be commingled with other property except in a common trust fund or common investment fund.

III. TRADITIONAL IRA OR ROTH IRA

     Effective January 1, 1998, you may be eligible to contribute to a new type of IRA called a Roth IRA. Unlike the tax deductible contributions that may be made to a traditional IRA if certain criteria are met, contributions to a Roth IRA are never tax deductible. However, all of the earnings on Roth IRA contributions will accumulate and can be distributed tax-free provided certain holding periods are satisfied. The remainder of this Disclosure Statement will discuss the rules that apply to traditional and Roth IRAs and will attempt to point out the differences between the two. If the acronym IRA is not preceded by the word "traditional" or "Roth," the language is intended to apply to both types of IRAs.

IV.  CONTRIBUTIONS

     A.   FORM OF CONTRIBUTIONS

     Contributions to your IRA for a taxable year must be made in cash and may be made at any time, either periodically or in a lump sum, during the taxable year, or following the close of the taxable year, up to the due date (not including extensions) for filing your federal income tax return for the taxable year. You do not have to contribute to your account every year.

     If you wish to use shares in a previously established account with Amway Mutual Fund, Inc. for your IRA contribution, you must redeem the amount of shares you wish to invest and use the proceeds as a contribution to your IRA.
 By use of the "reinvestment privilege" you may, if certain requirements are met, avoid any additional sales commission on the redemption and repurchase of shares. The tax status of a gain realized on a redemption will not be affected by exercise of the reinvestment privilege, but a taxable loss may be nullified by such exercise.

     B.   LIMITS ON CONTRIBUTIONS

     The maximum amount of contributions to all IRAs (both traditional and Roth) established on your behalf is the lesser of $2,000 or 100% of your compensation (but see special rules below regarding a spousal IRA). Compensation includes wages, salaries, professional fees, income from self-employment, and other amounts you earn for personal services that you provide. The amount of your salary and wages is not reduced by the amount of a net loss from self-employment. However, when you have a salary and wages and net income from self-employment, compensation is equal to the total of both. Compensation does not include earnings from property such as interest, rent and dividends. Your IRA can be established and a contribution made for a taxable year at any time up to the due date for filing your tax return (not including extensions) for that year.

     C.   ELIGIBILITY TO MAKE CONTRIBUTIONS

     There are three different types of contributions that may be made to your IRA. One type is a deductible contribution to a traditional IRA. Another type is a designated nondeductible contribution to a traditional IRA. The third type is a contribution to a Roth IRA, which is always nondeductible. Depending upon your own personal situation, your contribution to a traditional IRA may be entirely deductible, entirely a designated nondeductible contribution, or a portion of both. The Internal Revenue Code requires you to determine what portion of your contribution to a traditional IRA is deductible and/or nondeductible. You are not required to inform the Trustee and the Trustee is not obligated to check whether you are correct or not. However, there are penalties for overstating the amount of your deductible and/or nondeductible contributions.

          1.   DEDUCTIBLE CONTRIBUTION TO TRADITIONAL IRA

          To the extent you are allowed to make a deductible contribution to a traditional IRA, you may subtract the actual amount contributed, up to the maximum allowable contribution amount, from your gross income in computing your tax liability for the year. This is true whether or not you itemize deductions. Generally, if neither you nor your spouse are an active participant in an employer-sponsored retirement plan and you will not attain age 70 1/2 by the end of the year, you can make a deductible contribution to a traditional IRA. However, if either you or your spouse are covered by an employer-sponsored retirement plan and you will not attain age 70 1/2 by the end of the year, you may be eligible to make a deductible contribution depending on your adjusted gross income (please see chart below). We encourage you to talk to your tax adviser about your personal situation.

-------------------------------------------------------------------------------

     1997 ADJUSTED GROSS INCOME                      TAX DEDUCTIBILITY
-------------------------------------------------------------------------------

Under $40,000, married, filing jointly       Full tax deduction for 1997
Under $25,000, unmarried
-------------------------------------------------------------------------------

$40,000-$50,000, married, filing jointly     Partial deduction for 1997,
$25,000-$35,000, unmarried                   reduced proportionately
$0-$10,000, married, filing separately
-------------------------------------------------------------------------------

Over $50,000, married, filing jointly        Contributions not tax deductible
Over $35,000, unmarried                      for 1997
Over $10,000, married, filing separately
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

     1998 ADJUSTED GROSS INCOME                      TAX DEDUCTIBILITY
-------------------------------------------------------------------------------

Under $50,000, married, filing jointly      Full tax deduction for 1998 whether
Under $30,000, unmarried                    you or your spouse are active
                                            participants in a retirement plan
-------------------------------------------------------------------------------

$50,000-$150,000, married, filing jointly   Full tax deduction for 1998 if your
                                            spouse is an active participant in
                                            a retirement plan but you are not
-------------------------------------------------------------------------------

$50,000-$60,000, married, filing jointly    Partial deduction, reduced
$30,000-$40,000, unmarried                  proportionately for 1998 if you are
$0-$10,000, married, filing separately      an active participant in a
                                            retirement plan
-------------------------------------------------------------------------------

$150,000-$160,000, married, filing jointly  Partial deduction, reduced proportionately for 1998 if your
                                            spouse is an active participant in
                                            a retirement plan but you are not
-------------------------------------------------------------------------------

Over $60,000, married, filing jointly       Contributions not tax deductible
Over $40,000, unmarried                     for 1998 if you are an active
Over $10,000, married, filing separately    participant in a retirement plan
-------------------------------------------------------------------------------

Over $160,000                               Contributions not tax deductible
                                            for 1998 if your spouse is an
                                            active participant in a retirement
                                            plan
-------------------------------------------------------------------------------

          2.   ROTH IRAS

          For calendar years beginning on or after January 1, 1998, you may be eligible to contribute to a Roth IRA depending on your adjusted gross income (please see chart below). We encourage you to talk to your tax adviser about your personal situation.

-------------------------------------------------------------------------------

          ADJUSTED GROSS INCOME               ROTH CONTRIBUTION AVAILABILITY
-------------------------------------------------------------------------------

Under $150,000, married, filing jointly      Full contribution
Under $95,000, unmarried
-------------------------------------------------------------------------------

$150,000-$160,000, married, filing jointly   Partial contribution, reduced
$95,000-$110,000, unmarried                  proportionately
$0-$10,000, married, filing separately
-------------------------------------------------------------------------------

Over $160,000, married, filing jointly       No contribution may be made
Over $110,000, unmarried
Over $10,000, married, filing separately
-------------------------------------------------------------------------------

          3.   NONDEDUCTIBLE CONTRIBUTION TO TRADITIONAL IRA

          Finally, you may also contribute an amount to a traditional IRA and designate it as a nondeductible contribution. You may designate your entire traditional IRA contribution as a nondeductible contribution, if you so choose. Or, if your otherwise allowable and deductible traditional IRA contribution and/or Roth IRA contribution is limited, as discussed above, you may make a designated nondeductible contribution to the extent your otherwise allowable and deductible contribution or Roth IRA contribution amount was limited. You have the responsibility of determining and reporting how much you contributed and what portion of the contributions you made were deductible and what were designated nondeductible contributions.

          Once contributed, the deductible and designated nondeductible contributions made to your traditional IRA are treated the same, meaning, each type receives tax free accumulation of income. You need to know how much of your account is made up of deductible and designated nondeductible contributions in order to determine the taxable portion of any distributions you receive.

          With the availability of the Roth IRA for 1998 and later years, there is little reason for making nondeductible contributions to a traditional IRA unless you are not eligible to make deductible contributions to a traditional IRA or nondeductible contributions to a Roth IRA.

     D.   EXCESS CONTRIBUTIONS

     An excess contribution to your IRA is one that when added to all other IRA contributions you have made for the year (including Roth IRAs) exceeds the lesser of $2,000 or 100% of your compensation. Rollover contributions will not be treated as excess contributions. In general, you must pay a nondeductible 6% excise tax each year on excess amounts that are contributed to your IRA. You will not have to pay the 6% excise tax if you withdraw the excess amount, and any earnings on the excess amount, before the due date (including extensions) of your tax return, for the year for which the contribution was made. The excess contribution can also be eliminated by applying the excess amount as a contribution in a following year. However, the excise tax applies each year until the excess amount is eliminated. You may designate any contributions which are allowable, but not deductible, as designated nondeductible contributions on your tax return. These contributions will not be subject to the 6% excise tax. If you overstate the amount of a designated nondeductible contribution, you will be subject to a $100 penalty for each overstatement, unless you can demonstrate that the overstatement was due to reasonable cause.

     E.   INVESTMENT OF CONTRIBUTIONS

     Your contributions may be invested in Amway Mutual Fund, Inc. common stock or in the Cash Equivalent Fund, or in a combination of both. You can make your investment election by completing a written investment election form and returning it to Amway Management Company. If you do not make an investment election, your contributions will be invested in Amway Mutual Fund, Inc. common stock. You may change your investment election at any time. To make a change, you must submit a new written investment election form to Amway Management Company before you want to make the change. Your change in investment election may apply to future contributions, amounts already invested, or both.

     V.   DISTRIBUTIONS

          A.   TAX TREATMENT

               1.   TRADITIONAL IRAS

               Distributions are generally taxed as ordinary income in the year they are received. Distributions are non-taxable to the extent they represent a return of nondeductible contributions. The non-taxable percentage of such a distribution is determined by dividing (a) undistributed nondeductible contributions to all traditional IRAs by
     (b) the total value of all traditional IRAs, including traditional rollover IRAs. If you withdraw only a part of your contributions and earnings in a taxable year, only the part withdrawn will be taxable for that year. Taxable withdrawals from your traditional IRA will be taxed at ordinary income tax rates.

     The favorable income tax treatment for certain lump-sum distributions from employer-sponsored retirement plans does not apply to distributions from your traditional IRA account. This is true regardless of the type of distribution you receive from your IRA and regardless of the source of your contribution to the traditional IRA. Federal law requires withholding of federal tax at the following rates made from your traditional IRA accounts unless you elect not to have federal income tax withheld at the time of the distribution request.

                    (a)  For nonperiodic distributions - 10%;

                    (b) For periodic distributions - the withholding rate for a married individual claiming three withholding allowances.

               2.   ROTH IRA

               Qualified distributions from your Roth IRA are not included in your gross income and are not subject to the additional 10% premature distribution tax. To be a qualified distribution, the distribution must satisfy a five-year holding period and must meet one of four requirements (see below).

               To satisfy the five-year holding period, the Roth IRA distribution (including distributions allocable to rollover contributions (see below)) may not be made before the end of the five-tax-year period beginning with the first tax year for which you made a contribution to the Roth IRA. The five-year holding period begins to run with the tax year to which the contribution relates, not the year in which the contribution is actually made.

               In addition to satisfying the five-year holding period, a qualified distribution must be:

                    (a)  Made on or after the date on which you attain age
          59 1/2;

                    (b) Made to a beneficiary (or your estate) on or after your death;

                    (c)  Attributable to your being disabled; or

                    (d)  A qualified first-time home buyer distribution (see
          C.3. below).

          A portion of any nonqualified distribution will be includable in income. Distributions are treated as made from contributions first. Thus, no portion of a distribution is treated as attributable to earnings, or includable in gross income, until the total of all distributions from the Roth IRA exceeds the amount of contributions.

          B.   METHOD OF DISTRIBUTION

          You may elect to receive your benefits as follows:

          1.   A single sum payment;

          2. An annuity contract providing equal or substantially equal monthly, quarterly, or annual payments covering your life;

          3. An annuity contract providing equal or substantially equal monthly, quarterly, or annual payments covering the joint and last survivor lives of you and your beneficiary;

          4. Equal or substantially equal annual payments over a period certain not extending beyond your life expectancy;

          5. Equal or substantially annual payments covering a period certain not extending beyond the joint life and last survivor expectancy of you and your beneficiary; or

          6. Any other periodic payments, provided the payments satisfy the applicable required distribution rules and incidental death benefit requirements.

           C.   PREMATURE DISTRIBUTION

          There is an additional tax equal to 10% of the taxable amount of distribution before age 59 1/2, unless:

          1.   You are disabled;

          2. You use the distribution to pay "qualified higher education expenses" for you, your spouse or your or your spouse's child or grandchild. For this purpose, "qualified higher education expenses" include tuition, fees, books, supplies and equipment required for the enrollment or attendance of the student at a post-secondary educational institution for undergraduate and graduate level courses. For this purpose, the courses must begin on or after January 1, 1998;

          3. The distribution is a qualified first-time home buyer distribution. For this purpose, a qualified first-time home buyer distribution is an IRA distribution of up to $10,000 during your lifetime which is used within 120 days of withdrawal to acquire, build or rebuild a "first" home that is the principal residence of you, your spouse, or any child, grandchild or ancestor of you or your spouse. For this purpose, acquisition costs include any usual or reasonable settlement, financing or other closing costs;

          4.   You use the distribution to pay certain excess medical expenses;

          5. You use the distribution to purchase health insurance for an unemployed individual (including yourself); or

          6. You take your distributions as a series of substantially equal periodic payments over your life or life expectancy or the joint lives or life expectancy of you and your beneficiary. The amount of such periodic payments may not be changed before the later of five years or attainment of age 59 1/2. Also, under the IRA Trust Agreement, you may not borrow funds from your IRA or use IRA funds as collateral for a loan. Borrowing from your IRA or pledging your IRA as collateral for a loan is viewed as a withdrawal from your IRA under the Internal Revenue Code and it will destroy the tax exempt status of your IRA.

     D.   PRE-DEATH DISTRIBUTIONS

          1.   TRADITIONAL IRA

          The minimum distribution rules require that for your "70 1/2 year," and each year thereafter, you must make withdrawals from your traditional IRA that are at least equal to the "minimum distribution." Your 70 1/2 year is the calendar year that contains the date six months after your 70th birthday. The amount of the minimum distribution is usually determined by dividing the account balance of your traditional IRA, as of December 31 of the prior year, by a divisor that is based on your life expectancy or the joint life expectancy for you and your beneficiary. There are, however, a number of rules that determine how the calculation of your minimum distribution should be made, including special exceptions that may apply to you. These are discussed in the Amway Management Company handout, LIFE EXPECTANCY CALCULATION OPTIONS and in IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS, which you should consult.

          Generally, you must withdraw an amount at least equal to the minimum distribution by December 31 of each year. However, for your 70 1/2 year, you may wait to withdraw the minimum distribution until April 1 of the following year. This means that if you wait to make your withdrawal for the 70 1/2 year until

     April 1 of the following year, your total withdrawal in that year must equal the minimum distributions for two years -- a withdrawal by April 1 that is equal to the minimum distribution for the 70 1/2 year and a second withdrawal by December 31 that is equal to the minimum distribution for that year. In each year thereafter, you must withdraw the minimum distribution for the year by December 31.

          If you have more than one traditional IRA, you can satisfy the minimum distribution rules by withdrawing from one traditional IRA the amount required to satisfy the minimum distribution requirement for all of your traditional IRAs.

          2.   ROTH IRA

          There are no minimum distribution rules that apply to Roth IRAs prior to your death.

     E.   DISTRIBUTIONS AFTER DEATH

     The post-death distribution rules are generally the same for traditional IRAs and Roth IRAs. If you are the beneficiary of a deceased IRA owner, the minimum distribution rules also apply to you. Specific information on how the minimum distribution rules apply to beneficiaries of an IRA is contained in IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS. In general, however, the amount that you must withdraw each year depends upon whether the IRA owner had begun receiving required minimum distributions before death and whether you are the surviving spouse of the IRA owner.

     If the IRA owner had begun receiving required minimum distributions before death, then regardless of your age you must withdraw an amount each year that is at least equal to the amount that the IRA owner would have been required to withdraw. This rule also applies if you are the surviving spouse of the IRA owner, but additional options are available to you for satisfying the minimum distribution requirements.

     If the IRA owner had not begun to receive required minimum distributions before death and you are NOT the surviving spouse, there are two possible options. Under the first option, you must withdraw the entire IRA account by December 31 of the fifth year following the year of the IRA owner's death. Under the second option, you must, by December 31 of the year following the year of the IRA owner's death and in each year thereafter, withdraw an amount that is at least equal to the IRA account balance divided by your life expectancy. If you are the surviving spouse, the same two options apply, but additional options are available to you for satisfying the minimum distribution requirements.

VI.  EARNINGS ON THE ACCOUNT

     Ordinary income dividends and capital gain distributions, if any, on the assets in the account are reinvested on a proportional basis (depending upon your current investment election) in Amway Mutual Fund, Inc. common stock and the Cash Equivalent Fund, without any sales charge, and taxes are deferred until distribution. Therefore, earnings are permitted to accumulate tax-free on both deductible and nondeductible contributions until distributed to you. Neither the future growth of nor the current value of your account can be guaranteed or projected.

VII. TRANSFER/ROLLOVER IRA

     A. TAX-FREE TRANSFER FROM EXISTING TRADITIONAL IRA TO AN AMWAY MANAGEMENT COMPANY TRADITIONAL IRA

     You may authorize the trustee of an existing traditional IRA to transfer money directly to Michigan National Bank, Trustee for the Amway Management Company traditional IRA. You may make such a transfer as often as you wish. Such a transfer of cash is not tax-deductible.

     B. ROLLOVER FROM EXISTING TRADITIONAL IRA TO AN AMWAY MANAGEMENT COMPANY TRADITIONAL IRA

     If you withdraw assets from an existing traditional IRA, you may rollover all or part of the amount you receive tax-free to an Amway Management Company traditional IRA. The rollover must be completed within 60 days after you receive the assets from your existing traditional IRA. You are limited to one such tax-free rollover every 12 months. Such rollovers will not be subject to the 10% premature distribution tax.

     C. ROLLOVER FROM EXISTING TRADITIONAL IRA TO AMWAY MANAGEMENT COMPANY ROTH IRA

     If your adjusted gross income for the taxable year does not exceed $100,000, you are not a married taxpayer filing a separate return and you withdraw assets from an existing traditional IRA, you may rollover all or part of the amount to an Amway Management Company Roth IRA. The rollover must be completed within 60 days after you receive the assets from your existing traditional IRA. Such rollovers will be taxed as ordinary income in the year of the rollover but will not be subject to the 10% premature distribution tax. In addition, if the rollover occurs during the 1998 calendar year, the amount included in your income will be spread evenly over the 1998, 1999, 2000 and 2001 calendar years.

     You may also elect to convert an existing traditional Amway Management Company IRA into an Amway Management Company Roth IRA under the same rules as are described in the preceding paragraph.

     D. DIRECT ROLLOVER FROM TAX-QUALIFIED PLAN TO AN AMWAY MANAGEMENT COMPANY TRADITIONAL IRA

     An eligible rollover distribution from a tax-qualified retirement plan can be transferred in a direct rollover to an Amway Management Company traditional IRA. Most distributions from tax-qualified plans are eligible rollover distributions (except nondeductible employee contributions, certain payments spread over long periods and required minimum payments). Under new federal tax laws, all eligible rollover distributions are subject to mandatory 20% income tax withholding unless the amount is transferred to a traditional IRA or another tax-qualified plan in a direct rollover.

     A direct rollover from a qualified plan of an eligible rollover distribution may be maintained in a separate Amway Management Company traditional IRA in which no additional contributions are made. This will permit you to roll out the assets to a new employer's plan that you may later join.

     E. ROLLOVER FROM TAX-QUALIFIED PLAN TO AN AMWAY MANAGEMENT COMPANY TRADITIONAL IRA

     If an eligible rollover distribution is not directly rolled over to a traditional IRA or another tax-qualified plan and is distributed to you, the amount is subject to mandatory 20% income tax withholding. If, however, you receive from a tax-qualified plan an eligible rollover distribution (as discussed briefly in Section D. above), you may roll over, tax-free, within 60 days of receipt of the distribution, all or part of the distribution (minus any nondeductible employee contributions you made to the plan) to an Amway Management Company traditional IRA. However, because of the mandatory 20% income tax withholding rule, you will only receive 80% of the payment. Therefore, if you want to roll over 100% of the payment to your Amway Management Company traditional IRA, you must find other money to replace the 20% that was withheld. If you roll over only the 80% that you received, you will be taxed (and possibly subject to the 10% penalty tax) on the 20% that was withheld and that is not rolled over.

     A rollover from a qualified plan may be maintained in a separate Amway Management Company traditional IRA in which no additional contributions are made. This will permit you to roll out the assets to a new employer's plan that you may later join.

     F.   ROLLOVERS OF INHERITED IRAS

     If you are the surviving spouse of an IRA owner and receive a qualifying payout from your spouse's IRA because of his or her death, you can roll the payout over to an IRA of your own. Distributions from IRAs inherited by someone other than a surviving spouse cannot be rolled over and no rollover contribution may be made to such an inherited IRA.

     G.   ROLLOVERS FROM AN AMWAY MANAGEMENT COMPANY TRADITIONAL IRA

     If you withdraw assets from your Amway Management Company traditional IRA, you may roll over all or part of the amount you receive within 60 days to a new traditional IRA on a tax-free basis. You are limited to one such tax-free rollover every 12 months. You may also roll over all or part of the amount you receive within 60 days to a new Roth IRA on a fully-taxable basis (though free of the 10% premature distribution penalty tax). In some cases, you may also roll over all or part of the amount you receive from your Amway Management Company traditional IRA within 60 days to a tax-qualified retirement plan on a tax-free basis if you receive the entire amount in your Amway Management Company traditional IRA and that amount is fully attributable to a prior direct rollover of an eligible rollover distribution from a tax-qualified plan of a former employer.

VIII.     PROHIBITED TRANSACTIONS

     Generally, a prohibited transaction is any improper use of your IRA, as described in Section 4975 of the Internal Revenue Code. Examples of prohibited transactions with an IRA include borrowing money from the account or selling property to the account.

     If you or your beneficiary engage in a prohibited transaction, your IRA will lose its tax-exempt status and you must include the entire value of the account in your gross income in the year during which the prohibited transaction occurs.

     Pledging your IRA as security for a loan will cause the portion pledged to be treated as a distribution to you, includable in your gross income, and subject to certain excise taxes and the premature distribution 10% tax if you are under age 59 1/2.

IX.  OTHER INFORMATION

     A.   A SPOUSAL IRA

     A spousal IRA allows you to make an additional contribution for your spouse, even if your spouse has no eligible compensation. A separate account is established for your spouse. The contribution to all IRAs for you and your spouse cannot exceed the lesser of $4,000 or 100% of your combined compensation. The contribution can be allocated in any manner desired, provided the maximum contribution that may be allocated to either account is $2,000.

     To qualify, you must satisfy the following requirements:

          1.   You must be married as of the end of the taxable year;

          2. You and your spouse must file a joint income tax return for the taxable year;

          3. You must earn compensation that is included in your income for the taxable year;

          4. The amount of compensation (if any) includable in your spouse's income for the taxable year must be less than the amount of compensation includable in your income for the taxable year; and

          5. To make a deductible contribution to a traditional IRA for your spouse, your spouse must not attain age 70 1/2 before the end of the taxable year.

     Any contributions to a spousal traditional IRA are also subject to the tax deductibility of contributions rules described in Section IV.C.1.

     B.   INCOME TAX RETURNS

     An allowable deduction for your IRA contribution is reported on your regular Form 1040 tax return every year. However, if you owe penalty taxes for excess contributions, an early withdrawal, or for "underdistributions," you must file Form 5329.

     If you make a designated nondeductible contribution to your IRA or if you receive a distribution from your IRA, you are required to provide certain information on your tax return for the year in which the designated nondeductible contribution was made or the distribution was received.

     The information you supply must include (as applicable):

          1. The amount of any designated nondeductible contribution for the year;

          2. The amount of any distributions you receive from your IRA during the year;

          3. The excess, if any, of the aggregate amount of designated nondeductible contributions for all preceding taxable years over the aggregate amount of distributions from all your IRAs which were excludable from your gross income for the taxable year;

          4. The total balance of all your IRAs as of the close of the calendar year with or within which your taxable year ends; and

          5. Such other information as the Secretary of the Treasury may require.

     For more information about tax filing requirements or general information about IRAs, contact any IRS district office and/or your tax adviser.

     C.   INTERNAL REVENUE SERVICE APPROVAL

     The form for your Amway Management Company IRA has been approved for use by the Internal Revenue Service, but that approval is not a determination of the merits of entering into the IRA. Further information regarding IRAs can be obtained from any Internal Revenue Service district office.

     D.   TRUSTEE FEE

     The Trustee, Michigan National Bank, charges an annual trustee fee of $10 per year per account. In the case of a spousal IRA, separate accounts are established for each spouse. Roth IRAs and traditional IRAs for the same individual also constitute separate accounts. You may pay the fee(s) annually by check, or, if you prefer, the Trustee will redeem sufficient shares from your account(s) to pay the fee(s).

     E.   PROSPECTUS

     For complete information about advisory fees, other expenses, method of calculating price per share, etc., of Amway Mutual Fund, Inc., and applicable sales charges, you should read the Prospectuses for Amway Mutual Fund, Inc. and the Cash Equivalent Fund. As explained above, all of your contributions and earnings on those contributions will be invested in Amway Mutual Fund, Inc. common stock and/or the Cash Equivalent Fund. The minimum initial contribution which must be made to the Amway Mutual Fund, Inc. is $100 and the Cash Equivalent Fund is $1,000. Additional contributions must be made in amounts of $50 or more.

                               AMWAY MANAGEMENT COMPANY
                      TRADITIONAL INDIVIDUAL RETIREMENT ACCOUNT

     The Grantor whose name appears on the Amway Management Company Individual Retirement Account Application is establishing an individual retirement account (under Section 408(a) of the Internal Revenue Code ("Code")) to provide for his or her retirement and for the support of his or her beneficiaries after death.

     Michigan National Bank, 77 Monroe Center, Grand Rapids, Michigan 49503, the Trustee, has given the Grantor the disclosure statement required under the Income Tax Regulations under Section 408(i) of the Code.

     The Grantor has assigned the trust a contribution as indicated on the Amway Management Company Individual Retirement Account Application.

     The Grantor and Trustee make the following agreement.

                                      ARTICLE I

     The Trustee may accept additional cash contributions on behalf of the Grantor for a tax year of the Grantor. The total cash contributions are limited to $2,000 for the tax year unless the contribution is a rollover contribution described in Section 402(c) (but only after December 31, 1992), 403(a)(4), 403(b)(8), or 408(d)(3) of the Code or an employer contribution to a simplified employee pension plan as described in Section 408(k) of the Code. Rollover contributions before January 1, 1993, include rollovers described in Sections 402(a)(5), 402(a)(6), 402(a)(7), 403(a)(4), 403(b)(8),
and 403(d)(3) of the Code, or an employer contribution to a simplified employee pension plan described in Section 408(k) of the Code.

                                      ARTICLE II

     The Grantor's interest in the balance in the trust account is nonforfeitable.

                                     ARTICLE III

     1. No part of the trust funds may be invested in life insurance contracts, nor may the assets of the trust account be commingled with other property except in a common trust fund or common investment fund (within the meaning of Section 408(a)(5) of the Code).

     2. No part of the trust funds may be invested in collectibles (within the meaning of Section 408(m) of the Code), except as otherwise permitted by
Section 408(m)(3) of the Code which provides an exception for certain gold and silver coins issued under the laws of any state.

                                      ARTICLE IV

     1. Notwithstanding any provision of this agreement to the contrary, the distribution of the Grantor's interest in the trust account shall be made in accordance with the following requirements and shall otherwise comply with
Section 408(a)(6) of the Code and Proposed Income Tax Regulations Section 1.408-8, including the incidental death benefit provisions of Proposed Income Tax Regulations Section 1.401(a)(9)-2, the provisions of which are herein incorporated by reference.

     2. Unless otherwise elected by the time distributions are required to begin to the Grantor under paragraph 3, or to the surviving spouse under paragraph 4, other than in the case of a life annuity, life expectancies shall be recalculated annually. Such elections shall be irrevocable as to the Grantor and the surviving spouse and shall apply to all subsequent years.
 The life expectancy of a nonspouse beneficiary may not be recalculated.

     3. The Grantor's entire interest in the trust account must be, or begin to be, distributed by the Grantor's required beginning date, the April
1 following the calendar year end in which the Grantor reaches age 70 1/2. By that date, the Grantor may elect, in a manner acceptable to the Trustee, to have the balance in the trust account distributed in:

          (a)  A single sum payment;

          (b) An annuity contract that provides equal or substantially equal monthly, quarterly, or annual payments over the life of the Grantor.

          (c) An annuity contract that provides equal or substantially equal monthly, quarterly, or annual payments over the joint and last survivor lives of the Grantor and his or her designated beneficiary.

          (d) Equal or substantially equal annual payments over a specified period that may not be longer than the Grantor's life expectancy.

          (e) Equal or substantially equal annual payments over a specified period that may not be longer than the joint life and last survivor expectancy of the Grantor and his or her designated beneficiary.

          (f) Other periodic payments which satisfy the requirements under paragraph 1.

     4. If the Grantor dies before his or her entire interest is distributed to him or her, the entire remaining interest will be distributed as follows:

          (a) If the Grantor dies on or after distribution of his or her interest has begun, distribution must continue to be made in accordance with paragraph 3.

          (b) If the Grantor dies before distribution of his or her interest has begun, the entire remaining interest will, at the election of the beneficiary or beneficiaries, either:

                    (i) Be distributed by the December 31 of the year containing the fifth anniversary of the Grantor's death; or

                    (ii) Be distributed in equal or substantially equal payments over the life or life expectancy of the designated beneficiary or beneficiaries starting by December 31 of the year following the year of the Grantor's death. If, however, the beneficiary is the Grantor's surviving spouse, then this distribution is not required to begin before December 31 of the year in which the Grantor would have turned age 70 1/2.

          (c) Except where a distribution in the form of an annuity meeting the requirements of Section 408(b)(3) of the Code and its related regulations has irrevocably commenced, distributions are treated as having begun on the Grantor's required beginning date, even though payments may actually have been made before that date.

          (d) If the Grantor dies before his or her entire interest has been distributed and if the beneficiary is other than the surviving spouse, no additional cash contributions or rollover contributions may be accepted in the account.

     5. In the case of distribution over life expectancy in equal or substantially equal annual payments, to determine the minimum annual payment for each year, divide the Grantor's entire interest in the trust as of the close of business on December 31 of the preceding year by the life expectancy of the Grantor (or the joint life and last survivor expectancy of the Grantor and the Grantor's designated beneficiary, or the life expectancy of the designated beneficiary, whichever applies). In the case of distributions under paragraph 3, determine the initial life expectancy (or joint life and last survivor expectancy) using the attained ages of the Grantor and designated beneficiary as of their birthdays in the year the Grantor reaches age 70 1/2. In the case of distributions in accordance with paragraph 4(b)(ii), determine life expectancy using the attained age of the designated beneficiary as of the beneficiary's birthday in the year distributions are required to commence.

     6. The owner of two or more individual retirement accounts may use the "alternative method" described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements described above. This method permits an individual to satisfy these requirements by taking from one individual retirement account the amount required to satisfy the requirements for another.

                                      ARTICLE V

    1. The Grantor agrees to provide the Trustee with information necessary for the Trustee to prepare any reports required under Section 408(i) of the Code and Income Tax Regulations Sections 1.408-5 and 1.408-6.

     2. The Trustee agrees to submit reports to the Internal Revenue Service and the Grantor as prescribed by the Internal Revenue Service.

                                      ARTICLE VI

     Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through III and this sentence will be controlling. Any additional articles that are not consistent with Section 408(a) of the Code and related regulations will be invalid.

                                     ARTICLE VII

     This Agreement will be amended from time to time to comply with the provisions of the Code and related regulations. Other amendments may be made with the consent of the persons whose signatures appear in the Application.

                                     ARTICLE VIII

     The Trustee shall invest all assets of the trust in shares of Amway Mutual Fund, Inc. or in the Cash Equivalent Fund. If the Grantor fails to make an investment election, the Trustee shall invest all assets of the Trust in shares of Amway Mutual Fund, Inc. Any investment election made by the Grantor shall continue in effect until changed by the Grantor. The Grantor may change his investment election by delivering a new written investment election form to Amway Management Company before the Grantor wants to make a change. The change in investment election may apply to future contributions, amounts already invested, or both. The terms and conditions of making and changing investment elections shall also be subject to any requirements imposed by Amway Mutual Fund, Inc. and the Cash Equivalent Fund.

                                      ARTICLE IX

     1. If the Grantor becomes aware that any part or all of the contributions to this Trust for any taxable year will not be deductible by the Grantor under Section 219 of the Code, the Grantor may notify the Trustee in writing and may request that the Trustee refund the amount of contributions received by the Trustee for such taxable year which is not deductible. Upon receiving such notification, the Trustee shall make such refund.

     2. Any refunds made under paragraph 1 shall, if the Grantor requests, be accompanied by the amount of net income which the Trustee determines to be reasonably attributable to the contributions being refunded.

     3. Paragraph 1 hereof shall not apply to rollover contributions described in Sections 402(c) (but only after December 31, 1992), 403(a)(4), 403(b)(8), or 408(d)(3) of the Code. Rollover contributions before January 1, 1993, include rollovers described in Sections 402(a)(5), 402(a)(6), 402(a)(7), 403(a)(4), 403(b)(8), and 403(d)(3) of the Code.

                                      ARTICLE X

     The Trustee shall be entitled to reasonable compensation for all services rendered hereunder as shall be agreed upon between the Grantor and the Trustee.

                                      ARTICLE XI

     1. The Trustee may resign at any time upon giving at least 45 days' prior written notice to the Grantor or, if the Grantor is then deceased, to the beneficiary hereunder.

     2. The Grantor may remove the Trustee at any time upon at least 45 days' prior written notice to the Trustee. The Grantor shall fill any vacancy in the office of the Trustee howsoever caused by written instrument delivered to the retiring Trustee with the acceptance of the successor Trustee endorsed thereon; provided that such successor Trustee is a bank or a person approved by the Secretary of the Treasury to hold assets of individual retirement accounts.

     3. Each successor Trustee shall succeed to the title of the Trust vested in its predecessor without the signing or filing of any further instruments, but any resigning or removed Trustee shall execute all documents and do all acts necessary to vest such title in any successor Trustee, and shall turn over to the successor Trustee copies of all such records pertaining to the Trust which such successor Trustee may properly need to administer the Trust. Each successor Trustee shall have and enjoy all powers, both discretionary and ministerial, herein conferred upon its predecessor. No successor Trustee shall be personally liable for any act or failure to act of any predecessor Trustee, and, with the approval of the Grantor, a successor Trustee may accept the account rendered and the property delivered to it by the predecessor Trustee as a full and complete discharge to the predecessor Trustee without incurring any liability or responsibility for so doing.

                                     ARTICLE XII

     1. Any provision herein to the contrary notwithstanding, the Trust created by this Agreement shall terminate:

          (a) When the Trustee receives written instructions from the Grantor to transfer all of the assets of the Trust to the trustee or custodian of another retirement plan or trust, or directly to the Grantor; or

          (b) Upon the distribution of all of the assets of the Trust in accordance with Article IV.

     2. Unless one of the events described in paragraph 1 occurs, this Trust shall continue even though no contributions are made to the trust for any particular year or years.

     3. Upon termination of this Trust, the Trustee shall continue to have all of the powers provided in this Agreement as are necessary or desirable for the orderly liquidation and distribution of the Trust assets, and shall be entitled to reserve such reasonable amounts as it may deem necessary to provide for the payment of any expenses then or thereafter chargeable to the Trust.

                                     ARTICLE XIII

     1. Notwithstanding Article IV, paragraph 2, no later than the date as of which distributions are required to begin, the Grantor may elect a life expectancy calculation method for determining the Grantor's annual required minimum distributions. The life expectancy calculation method may be based upon the Grantor's life expectancy only or upon the joint life expectancy of the Grantor and the Grantor's beneficiary, provided that the beneficiary constitutes a designated beneficiary as defined in Section 401(a)(9) of the Code and Income Tax Regulations issued pursuant to Section 401(a)(9) of the Code. The Grantor may make a further election with respect to his life expectancy calculation method to annually recalculate his life expectancy and/or to annually recalculate the life expectancy of his beneficiary (provided that the Grantor's beneficiary is his spouse). If the Grantor's beneficiary is not his spouse, annual recalculation is not available with respect to the beneficiary's life expectancy. If the Grantor makes no life expectancy calculation method election by the time distributions are required to begin, the provisions of Article IV, paragraph 2 shall apply.

     2. The Grantor shall file with the Trustee a written designation of his beneficiary or beneficiaries, and such designation may be changed from time to time by filing a new designation with the Trustee without the consent of any party. Such designation may include contingent or successive beneficiaries. Each such election and designation shall be on a form provided by or acceptable to the Trustee. The interest of any beneficiary shall cease upon his death, unless the Grantor directed otherwise. The designation on file with the Trustee at the date of the death of the Grantor shall be controlling. If there is no designated beneficiary to receive any amount which becomes payable to a beneficiary, such amount shall be payable to the executor or administrator of the estate of the last to die of the Grantor and the last survivor of his designated beneficiaries.

     3. Neither the Grantor nor any beneficiary of the Grantor shall have any right to pledge, hypothecate, anticipate, or in any way create a lien upon any assets or part of the Trust. Distributions to the Grantor, his beneficiaries, spouse, heirs-at-law, or legal representatives, excepting minors and persons under legal disability, shall be made only to them and upon their personal receipts or endorsements and no interest in the Trust, or any part thereof, shall be assignable in anticipation of payment either by voluntary or involuntary act, or by operation of law, or be liable in any way for the debts or defaults of such Grantor, his beneficiaries, spouse, or heirs-at-law. The provisions of this paragraph shall not apply to the extent that they violate any applicable law.

     4. No amendments or modification or termination of this Trust shall cause any part of the Trust to be used or diverted to or for the benefit of anyone other than the Grantor and his designated beneficiaries; provided that the rights, duties, or responsibilities of the Trustee shall not be changed without its written consent.

     5. In interpreting this Agreement, words in the masculine gender shall include the feminine, words in the singular shall include the plural, and vice versa, as may be appropriate. The word "person" shall include natural and legal persons.

     6. Any notice or statement which the Trustee is required to give hereunder shall be deemed given when mailed to the intended recipient at his last known address. Any notice or statement to be given to the Trustee shall be deemed given only when actually received by the Trustee.

     7. The powers and duties of the Trustee and all questions of interpretation of this Declaration of Trust shall be governed by the laws of the state of Michigan except to the extent that such laws are preempted by the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     8. This Agreement may be executed by completing and signing the Amway Management Company Traditional Individual Retirement Account Application, which application incorporates by reference this Agreement.

     This material is not authorized for distribution to prospective investors in Amway Mutual Fund, Inc. or the Cash Equivalent Fund, unless preceded or accompanied by an effective Prospectus which includes information regarding the Fund's investment objectives, management, sales commission, and other information. All written questions should be directed to Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355-7150 or questions by telephone to (616) 787-6288 or (800) 346-2670.

                               AMWAY MANAGEMENT COMPANY
                          ROTH INDIVIDUAL RETIREMENT ACCOUNT
                        _______________________________________

     The Grantor whose name appears on the Amway Management Company Roth Individual Retirement Account application is establishing a Roth individual retirement account ("Roth IRA") under Section 408A of the Internal Revenue Code ("Code") to provide for his or her retirement and for the support of his or her beneficiaries after death.

     Michigan National Bank, 77 Monroe Center, Grand Rapids, MI 49503, the Trustee, has given the Grantor the disclosure statement required under Income Tax Regulations Section 1.408-6.

     The Grantor has assigned the trust a contribution as indicated on the Amway Management Company Roth Individual Retirement Account application.

     The Grantor and the Trustee make the following agreement:

                                      ARTICLE I

     1. If this Roth IRA is not designated as a Roth Conversion IRA, then, except in the case of a rollover contribution described in Section 408A(e) of the Code, the Trustee will accept only cash contributions and only up to a maximum amount of $2,000 for any tax year of the Grantor.

     2. If this Roth IRA is designated as a Roth Conversion IRA, no contributions other than IRA Conversion Contributions made during the same tax year will be accepted.

                                      ARTICLE II

     The $2,000 limit described in Article I is gradually reduced to $0 between certain levels of adjusted gross income ("AGI"). For a single Grantor, the $2,000 annual contribution is phased out between AGI of $95,000 and $110,000; for a married Grantor who files jointly, between AGI of $150,000 and $160,000; and for a married Grantor who files separately, between $0 and $10,000. In the case of a conversion, the Trustee will not accept IRA Conversion Contributions in a tax year if the Grantor's AGI for that tax year exceeds $100,000 or if the Grantor is married and files a separate return. Adjusted gross income is defined in Code Section 408A(c)(3) and does not include IRA Conversion Contributions.

                                     ARTICLE III

     The Grantor's interest in the balance in the trust account is nonforfeitable.

                                      ARTICLE IV

     1. No part of the trust funds may be invested in life insurance contracts, nor may the assets of the trust account be commingled with other property except in a common trust fund or common investment fund (within the meaning of Section 408(a)(5) of the Code).

     2. No part of the trust funds may be invested in collectibles (within the meaning of Code Section 408(m)) except as otherwise permitted by Code
Section 408(m)(3), which provides an exception for certain gold, silver, and platinum coins, coins issued under the laws of any state, and certain bullion.

                                      ARTICLE V

     1. If the Grantor dies before his or her entire interest is distributed to him or her and the Grantor's surviving spouse is not the sole beneficiary, the entire remaining interest will, at the election of the Grantor or, if the Grantor has not so elected, at the election of the beneficiary or beneficiaries, either:

          (a) Be distributed by December 31 of the year containing the fifth anniversary of the Grantor's death; or

          (b) Be distributed over the life expectancy of the designated beneficiary starting no later than December 31 of the year following the year of the Grantor's death.

     If distributions do not begin by the date described in paragraph (b), the distribution method in paragraph (a) will apply.

     2. In the case of the distribution method in paragraph 1.(b) above, to determine the minimum annual payment for each year, divide the Grantor's entire interest in the trust as of the close of business on December 31 of the preceding year by the life expectancy of the designated beneficiary using the attained age of the designated beneficiary as of the beneficiary's birthday in the year distributions are required to commence and subtract 1 for each subsequent year.

     3. If the Grantor's spouse is the sole beneficiary on the Grantor's date of death, such spouse will then be treated as the Grantor.

                                      ARTICLE VI

     1. The Grantor agrees to provide the Trustee with information necessary for the Trustee to prepare any reports required under Code Sections 408(i) and

408A(d)(3)(E), and Income Tax Regulations Sections 1.408-5 and 1.408-6, and under guidance published by the Internal Revenue Service.

     2. The Trustee agrees to submit reports to the Internal Revenue Service and the Grantor as prescribed by the Internal Revenue Service.

                                     ARTICLE VII

     Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through IV and this sentence will be controlling. Any additional articles that are not consistent with Code
Section 408A, the related regulations, and other published guidance will be invalid.

                                     ARTICLE VIII

     This Agreement will be amended from time to time to comply with the provisions of the Code, related regulations, and other published guidance. Other amendments may be made with the consent of the persons whose signatures appear below.

                                      ARTICLE IX

     The Trustee shall invest all assets of the trust in shares of Amway Mutual Fund, Inc. or in the Cash Equivalent Fund. If the Grantor fails to make an investment election, the Trustee shall invest all assets of the Trust in shares of Amway Mutual Fund, Inc. Any investment election made by the Grantor shall continue in effect until changed by the Grantor. The Grantor may change his investment election by delivering a new written investment election form to Amway Management Company before the Grantor wants to make a change. The change in investment election may apply to future contributions, amounts already invested, or both. The terms and conditions of making and changing investment elections shall also be subject to any requirements imposed by Amway Mutual Fund, Inc. and the Cash Equivalent Fund.

                                      ARTICLE X

     The Trustee shall be entitled to reasonable compensation for all services rendered hereunder as shall be agreed upon between the Grantor and the Trustee.

                                      ARTICLE XI

     1. The Trustee may resign at any time upon giving at least 45 days' prior written notice to the Grantor or, if the Grantor is then deceased, to the beneficiary hereunder.

     2. The Grantor may remove the Trustee at any time upon giving at least 45 days' prior written notice to the Trustee. The Grantor shall fill any vacancy in the office of the Trustee howsoever caused by written instrument delivered to the retiring Trustee with the acceptance of the successor Trustee endorsed thereon; provided that such successor Trustee is a bank or a person approved by the Secretary of the Treasury to hold assets of individual retirement accounts.

     3. Each successor Trustee shall succeed to the title of the Trust vested in its predecessor without the signing or filing of any further instruments, but any resigning or removed Trustee shall execute all documents and do all acts necessary to vest such title in any successor Trustee, and shall turn over to the successor Trustee copies of all such records pertaining to the Trust which such successor Trustee may properly need to administer the Trust. Each successor Trustee shall have and enjoy all powers, both discretionary and ministerial, herein conferred upon its predecessor. No successor Trustee shall be personally liable for any act or failure to act of any predecessor Trustee, and, with the approval of the Grantor, a successor Trustee may accept the account rendered and the property delivered to it by the predecessor Trustee as a full and complete discharge to the predecessor Trustee without incurring any liability or responsibility for so doing.

                                     ARTICLE XII

     1. Any provision herein to the contrary notwithstanding, the Trust created by this Agreement shall terminate:

          (a) When the Trustee receives written instructions from the Grantor to transfer all of the assets of the Trust to the trustee or custodian of another retirement plan or trust, or directly to the Grantor; or

          (b) Upon the distribution of all of the assets of the Trust in accordance with Article V.

     2. Unless one of the events described in paragraph 1 occurs, this Trust shall continue even though no contributions are made to the trust for any particular year or years.

     3. Upon termination of this Trust, the Trustee shall continue to have all of the powers provided in this Agreement as are necessary or desirable for the orderly liquidation and distribution of the Trust assets, and shall be entitled to reserve such reasonable amounts as it may deem necessary to provide for the payment of any expenses then or thereafter chargeable to the Trust.

                                     ARTICLE XIII

     1. The Grantor shall file with the Trustee a written designation of his beneficiary or beneficiaries, and such designation may be changed from time to time by filing a new designation with the Trustee without the consent of any party. Such designation may include contingent or successive beneficiaries. Each such election and designation shall be on a form provided by or acceptable to the Trustee. The interest of any beneficiary shall cease upon his death, unless the Grantor directed otherwise. The designation on file with the Trustee at the date of the death of the Grantor shall be controlling. If there is no designated beneficiary to receive any amount which becomes payable to a beneficiary, such amount shall be payable to the executor or administrator of the estate of the last to die of the Grantor and the last survivor of his designated beneficiaries.

     2. Neither the Grantor nor any beneficiary of the Grantor shall have any right to pledge, hypothecate, anticipate, or in any way create a lien upon any assets or part of the Trust. Distributions to the Grantor, his beneficiaries, spouse, heirs-at-law, or legal representatives, excepting minors and persons under legal disability, shall be made only to them and upon their personal receipts or endorsements and no interest in the Trust, or any part thereof, shall be assignable in anticipation of payment either by voluntary or involuntary act, or by operation of law, or be liable in any way for the debts or defaults of such Grantor, his beneficiaries, spouse, or heirs-at-law. The provisions of this paragraph shall not apply to the extent that they violate any applicable law.

     3. No amendments or modification or termination of this Trust shall cause any part of the Trust to be used or diverted to or for the benefit of anyone other than the Grantor and his designated beneficiaries; provided that the rights, duties, or responsibilities of the Trustee shall not be changed without its written consent.

     4. In interpreting this Agreement, words in the masculine gender shall include the feminine, words in the singular shall include the plural, and vice versa, as may be appropriate. The word "person" shall include natural and legal persons.

     5. Any notice or statement which the Trustee is required to give hereunder shall be deemed given when mailed to the intended recipient at his last known address. Any notice or statement to be given to the Trustee shall be deemed given only when actually received by the Trustee.

     6. The powers and duties of the Trustee and all questions of interpretation of this Declaration of Trust shall be governed by the laws of the state of Michigan except to the extent that such laws are pre-empted by the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     7. This Agreement may be executed by completing and signing the Amway Management Company Roth Individual Retirement Account application, which application incorporates by reference this Agreement.

     This material is not authorized for distribution to prospective investors in Amway Mutual Fund, Inc. or the Cash Equivalent Fund, unless preceded or accompanied by an effective Prospectus which includes information regarding the Fund's investment objectives, management, sales commission, and other information. All written questions should be directed to Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355-7150 or questions by telephone to (616) 787-6288 or (800) 346-2670.

                                   AMWAY MANAGEMENT COMPANY
                           TRADITIONAL INDIVIDUAL RETIREMENT ACCOUNT
                                         APPLICATION

____________________________________________________________________________________________________

REGISTRATION INFORMATION                 COMPLETE FOR SPOUSAL ACCOUNTS ONLY:

Name ___________________________________________   Name ____________________________________________
Address ________________________________________   Address _________________________________________
Zip ____________________________________________   Zip _____________________________________________
Social Security No. ___/__ /_____                  Social Security No. ___/__ /____
Birth Date __/__/__       Tel. _________________   Birth Date __/__/__    Tel. _____________________
                    Work/Home                                        Work/Home

(1) Beneficiary*________________________________   (1) Beneficiary*_________________________________
Relationship ___________________________________   Relationship ____________________________________
Proportion (%) _________________________________   Proportion (%) __________________________________
Address ________________________________________   Address _________________________________________
Zip ____________________________________________   Zip _____________________________________________

(2) Beneficiary*________________________________   (2) Beneficiary*_________________________________
Relationship ___________________________________   Relationship ____________________________________
Proportion (%) _________________________________   Proportion (%) __________________________________
Address ________________________________________   Address _________________________________________
Zip ____________________________________________   Zip _____________________________________________

If you wish to name additional primary             If you wish to name additional primary
beneficiaries or secondary beneficiaries, please   beneficiaries or secondary beneficiaries, please
list information on a separate sheet of paper      list information on a separate sheet of paper
and attach to this application.                    and attach to this application.

*Note: Your choice of a beneficiary will have an impact on your life expectancy calculation options for determining your annual required minimum distributions upon attaining age 70 1/2 (see the Life
Expectancy Calculation Options handout for information).

TYPE OF ACCOUNT

Indicate one:

_____ Individual Account-($2,000 annual limit).
_____ Spousal Accounts for individual working and non-working spouse-($4,000 annual combined limit, but no more than $2,000 in either account).
_____ Transfer/Rollover Account-No limit, see Disclosure Statement.

INITIAL CONTRIBUTION AND INVESTMENT

Checks should be made payable to Michigan National Bank, Trustee.  The minimum initial contribution to the Amway Mutual Fund, Inc. is $100.  The minimum initial contribution to the Cash Equivalent
Fund is $1,000.

Please indicate if any portion of this contribution is a transfer/rollover of a lump-sum distribution
from a qualified plan or tax-sheltered annuity:  ___Yes   ____No     If yes, amount $

Individual Account Contribution for Tax Year 19__      Amount $
Spouse Contribution for Tax Year 19__                  Amount $

My contributions should be invested as follows (indicate dollar amount):
            $__________ Amway Mutual Fund, Inc.        $__________ Cash Equivalent Fund

SIGNATURES

The individual (or individual and spouse) hereby (i) acknowledges receipt of the IRA Agreement and
Disclosure Statement on the date of this application; (ii) acknowledges receipt of the current
Prospectus for Amway Mutual Fund, Inc. and the Cash Equivalent Fund and agree to its terms;
(iii) consents to the trustee fee specified in the Disclosure Statement; and (iv) has read and agrees to the provisions of the IRA Agreement, which together with this application, represents the entire agreement.

Individual's Signature                                     Spouse's Signature
Date of Application                                        (Spousal accounts only)
Application Accepted by Michigan National Bank, Trustee    Date of Application
By
Date

Return completed Application to:  Amway Management Company, 7575 East Fulton Road, Ada,
Michigan 49355-7150.  A copy of the accepted Application will be returned to you.

                               AMWAY MANAGEMENT COMPANY
                      TRADITIONAL INDIVIDUAL RETIREMENT ACCOUNT
                         ____________________________________


                         APPLICATION FOR ROLLOVER OR TRANSFER


Grantor:  _____________________________________________________________
Grantor's Address:  ___________________________________________________
                    ___________________________________________________
Grantor's Social Security No.:  _______________________________________
Grantor's Date of Birth: ______________________________________________
IRA Account No.:    ___________________________________________________


                                 ROLLOVER OR TRANSFER

     By signing this document, I am requesting the right to rollover or transfer into my AMWAY MANAGEMENT COMPANY TRADITIONAL INDIVIDUAL RETIREMENT ACCOUNT ("IRA") certain benefits, as indicated below:

          _____     1.   Rollover from:

                         _____     (a)  An IRA.

                         _____     (b)  An employer retirement plan.

                         _____     (c)  Tax sheltered annuity.

          _____     2.   Direct rollover from:

                         _____     (a)  An employer retirement plan.

                         _____     (b)  Tax sheltered annuity.

          _____     3.   Trustee-to-trustee transfer from an IRA.


                    REPRESENTATIONS REGARDING ROLLOVER OR TRANSFER

     I understand that the IRA requires that the rollover or transfer meet certain legal requirements. As a result, I promise that all of the following applicable statements are true in connection with my election:

     1.   If I elect a rollover from an IRA:

          (a) The IRA from which I received this distribution satisfies the requirements of Section 408 of the Internal Revenue Code;

          (b) I am rolling over the distribution within 60 days after I receive the distribution; and

          (c) I have made no other tax-free rollovers from the IRA within the past 12 months.

     2. If I elect a rollover or direct rollover from an employer retirement plan or tax sheltered annuity:

          (a) The employer retirement plan is a "qualified plan" under the requirements of the Internal Revenue Code or the tax-sheltered annuity satisfies the requirements of Section 403(b) of the Internal Revenue Code;

          (b) I am rolling over part or all of the distribution within 60 days after I receive the distribution, I am rolling over the distribution within 60 days after I receive the distribution from an IRA that contains only the qualified plan distribution and investment earnings or I am having my qualified plan distribution rolled directly over to the IRA; and

          (c) No portion of the amount I am rolling over or having directly rolled over consists of my after-tax contributions to the employer retirement plan or tax sheltered annuity.

          (d) No portion of the amount I am rolling over or having directly rolled over consists of the following:

                    (i) Periodic payments that are made at least once a year and last for the life or life expectancy of me and/or my beneficiary; or

                    (ii) Periodic payments that last for a period of ten years or more.

          (e) No portion of the amount I am rolling over or having directly rolled over consists of payments I have received as a "required minimum payment" upon reaching age 70 1/2.

     3. If I elect a trustee-to-trustee transfer from an IRA, the transferor IRA satisfies the requirements of Section 408 of the Internal Revenue Code.

     I agree to supply any additional reasonable information that the plan administrator believes is necessary to process my application. By my signature below, I request and authorize the trustee or custodian of the IRA, employer retirement plan or tax sheltered annuity to rollover or transfer my benefits to the Amway IRA.

Dated:  ___________________, 199_  __________________________________________
                                   Signature of Applicant


Name of IRA, Retirement Plan
or Tax Sheltered Annuity:          __________________________________________

Name and Address of the
custodian or trustee:              __________________________________________

                                   __________________________________________

                                   __________________________________________

Account Number (if any):           __________________________________________


Accepted By:

AMWAY MANAGEMENT COMPANY


By _______________________________

     Its _________________________

Dated: ____________________, 199__

                               AMWAY MANAGEMENT COMPANY
                      TRADITIONAL INDIVIDUAL RETIREMENT ACCOUNT

                         LIFE EXPECTANCY CALCULATION OPTIONS

     Once you attain age 70 1/2, the IRS requires you to receive a minimum distribution from your traditional IRA each year. For the year you turn age 70 1/2, the minimum distribution must be made by your "required beginning date." Your required beginning date is the April 1 of the calendar year following the calendar year in which you attain age 70 1/2. For each subsequent year, the distribution must be made by December 31 of that year.

     You have certain options available to you in calculating your required minimum distributions. However, these elections must be made by your required beginning date and are generally irrevocable once made.
Specifically, you have the following choices:

          1. You can calculate your required minimum distributions based upon your life expectancy only or the joint life expectancies of you and a beneficiary who qualifies as a "designated beneficiary" under IRS rules. An individual, such as your spouse, would qualify as a designated beneficiary for this purpose.

          2. Regardless of whether you calculate your required minimum distributions based upon your life expectancy only or the joint life expectancies of you and your designated beneficiary, you can "recalculate" your life expectancy annually. Recalculation is done in accordance with IRS rules and tends to have the effect of stretching out your required minimum distributions over a greater number of years than if there is no recalculation.

          In addition, if your designated beneficiary is your spouse, your spouse's life expectancy can also be recalculated annually. Thus, where you elect a required minimum distribution calculation method based upon the joint life expectancies of you and your spouse, you may elect to only recalculate your life expectancy annually; you may elect to only recalculate your spouse's life expectancy annually; you may elect to recalculate both the life expectancies of you and your spouse annually; or you may elect to not recalculate at all.

     There are advantages and disadvantages to a life expectancy calculation method using a single life expectancy as opposed to joint life expectancies. There are also advantages and disadvantages to utilizing annual recalculation as opposed to not utilizing annual recalculation. You should consult with your tax advisor regarding these various options. Once you make an election with respect to these life expectancy calculation options, you should provide it, in writing, to Amway Management Company.

     If you do not choose these various life expectancy calculation options by your required beginning date, you will be considered to have elected to calculate your required minimum distributions over the joint life expectancies of you and your designated beneficiary (assuming you have a designated beneficiary upon your required beginning date). Further, you will be considered to have elected to annually recalculate your life expectancy, and if your designated beneficiary is your spouse, to have elected to annually recalculate your spouse's life expectancy.

                               AMWAY MANAGEMENT COMPANY
                          ROTH INDIVIDUAL RETIREMENT ACCOUNT
                         ____________________________________


                         APPLICATION FOR ROLLOVER OR TRANSFER


     Grantor:  _________________________________________________________
     Grantor's Address:  _______________________________________________
                         _______________________________________________
     Grantor's Social Security No.:     ________________________________
     Grantor's Date of Birth: __________________________________________
     IRA Account No.:    _______________________________________________


                                 ROLLOVER OR TRANSFER

     By signing this document, I am requesting the right to rollover or transfer into my AMWAY MANAGEMENT COMPANY ROTH INDIVIDUAL RETIREMENT ACCOUNT ("IRA") a rollover from another IRA (either traditional or Roth).

                    REPRESENTATIONS REGARDING ROLLOVER OR TRANSFER

     I understand that the IRA requires that the rollover or transfer meet certain legal requirements. As a result, I promise that all of the following applicable statements are true in connection with my election:

     1.   If I elect a rollover from another IRA:

          (a) The IRA from which I received this distribution satisfies the requirements of Section 408 of the Internal Revenue Code; and

          (b) I am rolling over the distribution within 60 days after I receive the distribution.

     2. If I elect a trustee-to-trustee transfer from another IRA, the transferor IRA satisfies the requirements of Section 408 of the Internal Revenue Code.

     I agree to supply any additional reasonable information that the plan administrator believes is necessary to process my application. By my signature below, I request and authorize the trustee or custodian of the other IRA to rollover or transfer my benefits to the Amway IRA.

Dated:  ___________________, 199_  ___________________________________________
                                   Signature of Applicant

Name of IRA:                       ___________________________________________

Name and Address of the
custodian or trustee:
                                   ___________________________________________

                                   ___________________________________________

                                   ___________________________________________

Account Number (if any):
                                   ___________________________________________


Accepted By:

AMWAY MANAGEMENT COMPANY


By ________________________________

     Its __________________________

Dated: _____________________, 199__

                               AMWAY MANAGEMENT COMPANY
                          ROTH INDIVIDUAL RETIREMENT ACCOUNT

                         ------------------------------------

                         APPLICATION FOR ROLLOVER OR TRANSFER


Grantor:  ____________________________________________________________________
Grantor's Address:  __________________________________________________________
                    __________________________________________________________
Grantor's Social Security No.:     ___________________________________________
Grantor's Date of Birth: _____________________________________________________
IRA Account No.:    __________________________________________________________


                                 ROLLOVER OR TRANSFER

     By signing this document, I am requesting the right to rollover or transfer into my AMWAY MANAGEMENT COMPANY ROTH INDIVIDUAL RETIREMENT ACCOUNT ("IRA") a rollover from another IRA (either traditional or Roth).

                    REPRESENTATIONS REGARDING ROLLOVER OR TRANSFER


     I understand that the IRA requires that the rollover or transfer meet certain legal requirements. As a result, I promise that all of the following applicable statements are true in connection with my election:

     1.   If I elect a rollover from another IRA:

          (a) The IRA from which I received this distribution satisfies the requirements of Section 408 of the Internal Revenue Code; and

          (b) I am rolling over the distribution within 60 days after I receive the distribution.

     2. If I elect a trustee-to-trustee transfer from another IRA, the transferor IRA satisfies the requirements of Section 408 of the Internal Revenue Code.

     I agree to supply any additional reasonable information that the plan administrator believes is necessary to process my application. By my signature below, I request and authorize the trustee or custodian of the other IRA to rollover or transfer my benefits to the Amway IRA.

Dated:  ___________________, 199_  __________________________________________
                                   Signature of Applicant


Name of IRA:                  _______________________________________________

Name and Address of the
custodian or trustee:         _______________________________________________

                              _______________________________________________

                              _______________________________________________

                              _______________________________________________

Account Number (if any):
                              _______________________________________________

Accepted By:

AMWAY MANAGEMENT COMPANY


By ________________________________

     Its __________________________

Dated: _____________________, 199__

                               AMWAY MANAGEMENT COMPANY
                    EDUCATION INDIVIDUAL RETIREMENT TRUST ACCOUNTS
                              _________________________

                                 DISCLOSURE STATEMENT


     Beginning January 1, 1998, taxpayers may deposit up to $500 per year into an education individual retirement trust account ("Education IRA") for a child under age 18. Parents, grandparents, other family members, friends, and a child him/herself may contribute to the child's Education IRA, provided that the total contributions for the child during the taxable year do not exceed the $500 limit. Amounts deposited in the account grow tax-free until distributed, and the child will not owe tax on any withdrawal from the account if the child's qualified higher education expenses at an eligible educational institution for the year equal or exceed the amount of the withdrawal. If the child does not need the money for postsecondary education, the account balance can be rolled over to the Education IRA of certain family members who can use it for their higher education. Amounts withdrawn from an Education IRA that exceed the child's qualified higher education expenses in a taxable year are generally subject to income tax and to an additional tax of 10%. The Hope Scholarship Credit and Lifetime Learning Credit may not be claimed for a student's expenses in a taxable year in which the student takes a tax-free withdrawal from an Education IRA.

     Q1:  How do I revoke an Amway Management Company Education IRA?

     A1: Revocation must be given in writing and delivered or mailed to Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355-7150 (Telephone No. (616) 787-6288), by the close of the seventh day after your Education IRA is established. The notice shall be deemed mailed on the date of the postmark (or if sent by certified or registered mail, the date of certification or registration) if it is deposited in the mail in the United States in an envelope, or other appropriate wrapper, first-class postage prepaid, properly addressed. If you effectively revoke your Education IRA, the amount you contribute to your account will be refunded to you without adjustment for such items as sales commissions, administrative expenses, or fluctuations in market value.

     Q2:  What is an Education IRA?

     A2: An Education IRA is a trust or custodial account that is created or organized in the United States exclusively for the purpose of paying the qualified higher education expenses of the designated beneficiary of the account. The account must be designated as an Education IRA when it is created in order to be treated as an Education IRA for tax purposes.

     Q3:  For whom may an Education IRA be established?

     A3: An Education IRA may be established for the benefit of any child under age 18. Contributions to the Education IRA will not be accepted after the designated beneficiary reaches his/her 18th birthday.

     Q4:  Where may an individual open an Education IRA?

     A4: An individual may open an Education IRA with any bank or other entity that has been approved to serve as a nonbank trustee or custodian of an individual retirement account (IRA) and the bank or entity is offering Education IRAs. Other entities that wish to offer Education IRAs but are not approved to serve as IRA trustees or custodians may seek approval by following the same IRS procedures used for approval of other IRA nonbank trustees.

     Q5: When may a taxpayer start contributing to an Education IRA for a child?

     A5: A taxpayer may start making contributions on January 1, 1998, or at any time thereafter.

     Q6:  How much may be contributed to a child's Education IRA?

     A6: Up to $500 per year in aggregate contributions may be made for the benefit of any child. The contributions may be placed in a single Education IRA or in multiple Education IRAs.

     Q7: What happens if more than $500 is contributed to an Education IRA on behalf of a child in a calendar year?

     A7: Aggregate contributions for the benefit of a particular child in excess of $500 for a calendar year are treated as excess contributions. If the excess contributions (and any earnings attributable to them) are not withdrawn from the child's account (or accounts) before the tax return for the year is due, the excess contributions are subject to a 6% excise tax for each year the excess amount remains in the account.

     Q8:  May contributions other than cash be made to a child's Education
IRA?

     A8: No. Education IRAs are permitted to accept contributions made in cash only.

     Q9: May contributors take a deduction for contributions made to an Education IRA?

     A9:  No.

     Q10: Are there any restrictions on who can contribute to an Education
IRA?

     A10: Any individual may contribute up to $500 to a child's Education IRA if the individual's modified adjusted gross income ("AGI") for the taxable year is no more than $95,000 ($150,000 for married taxpayers filing jointly).
 The $500 maximum contribution per child is gradually reduced for individuals with AGI between $95,000 and $110,000 (between $150,000 and $160,000 for married taxpayers filing jointly). For example, an unmarried taxpayer with AGI of $96,500 in a taxable year could make a maximum contribution per child of $450 for that year. Taxpayers with AGI above $110,000 ($160,000 for married taxpayers filing jointly) cannot make contributions to anyone's Education IRA.

     Q11: May a child contribute to his/her own Education IRA?

     A11: Yes.

     Q12: Does a taxpayer have to be related to the designated beneficiary in order to contribute to the designated beneficiary's Education IRA?

     A12: No.

     Q13: How many Education IRAs may a child have?

     A13: There is no limit on the number of Education IRAs that may be established designating a particular child as beneficiary. However, in any given taxable year the total aggregate contributions to all the accounts designating a particular child as beneficiary may not exceed $500.

     Q14: May a designated beneficiary take a tax-free withdrawal from an Education IRA to pay qualified higher education expenses if the designated beneficiary is enrolled less than full-time at an eligible educational institution?

     A14: Yes. Whether the designated beneficiary is enrolled full-time, half-time, or less than half-time, he/she may take a tax-free withdrawal to pay qualified higher education expenses.

     Q15: What happens when a designated beneficiary withdraws assets from an Education IRA to pay for college?

     A15: Generally, the withdrawal is tax-free to the designated beneficiary to the extent the amount of the withdrawal does not exceed the designated beneficiary's qualified higher education expenses.

     Q16: What are "qualified higher education expenses"?

     A16: "Qualified higher education expenses" mean expenses for tuition, fees, books, supplies and equipment required for the enrollment or attendance of the designated beneficiary at an eligible educational institution. Qualified higher education expenses also include amounts contributed to a qualified state tuition program. Qualified higher education expenses also include room and board (generally the school's posted room and board charge, or $2,500 per year for students living off-campus and not at home) if the designated beneficiary is at least a half-time student at an eligible educational institution. The standards for determining whether a student is enrolled at least half-time are the same as those used for the Hope Scholarship Credit.

     Q17: What is an "eligible educational institution"?

     A17: An "eligible educational institution" is any college, university, vocational school, or other postsecondary educational institution that is described in section 481 of the Higher Education Act of 1965 (20 U.S.C. 1088) and, therefore, eligible to participate in the student aid programs administered by the Department of Education. This category includes virtually all accredited public, nonprofit, and proprietary postsecondary institutions. (The same eligibility requirements for institutions apply for the Hope Scholarship Credit, the Lifetime Learning Credit and early withdrawals from IRAs for qualified higher education expenses.)

     Q18: What happens if a designated beneficiary withdraws an amount from an Education IRA but does not have any qualified higher education expenses to pay in the taxable year he/she makes the withdrawal?

     A18: Generally, if a designated beneficiary withdraws an amount from an Education IRA and does not have any qualified higher education expenses during the taxable year, a portion of the distribution is taxable. The taxable portion is the portion that represents earnings that have accumulated tax-free in the account. The taxable portion of the distribution is also subject to a 10% additional tax unless an exception applies.

     Q19: Is a distribution from an Education IRA taxable if the distribution is contributed to another Education IRA?

     A19: Any amount distributed from an Education IRA and rolled over to another Education IRA for the benefit of the same designated beneficiary or certain members of the designated beneficiary's family is not taxable. An amount is rolled over if it is paid to another Education IRA on a date within 60 days after the date of the distribution. Members of the designated beneficiary's family include the designated beneficiary's children and their descendants, stepchildren and their descendants, siblings and their children,
parents and grandparents, stepparents and spouses of all the foregoing.   The
$500 annual contribution limit to Education IRAs does not apply to these rollover contributions. For example, an older brother who has $2,000 left in his Education IRA after he graduates from college can roll over the full $2,000 balance to an Education IRA for his younger sister who is still in high school without paying any tax on the transfer.

     Q20: What happens to the assets remaining in an Education IRA after the designated beneficiary finishes his/her postsecondary education?

     A20: There are two options. The amount remaining in the account may be withdrawn for the designated beneficiary. The designated beneficiary will be subject to both income tax and the additional 10% tax on the portion of the amount withdrawn that represents earnings if the designated beneficiary does not have any qualified higher education expenses in the same taxable year he/she makes the withdrawal. Alternatively, if the amount in the designated beneficiary's Education IRA is withdrawn and rolled over (as described in Q&A19) to another Education IRA for the benefit of a member of the designated beneficiary's family, the amount rolled over will not be taxable.

     Q21: Rather than rolling over money from one Education IRA to another, may the designated beneficiary of the account be changed from one child to another without triggering a tax?

     A21: Yes, provided: (1) the terms of the particular trust or custodial account permit a change in designated beneficiaries (each trustee or custodian will control whether options like this one are available in the accounts they offer), and (2) the new designated beneficiary is a member of the previous designated beneficiary's family. (See Q&A19.)

     Q22: May a student or the student's parents claim the Hope Scholarship Credit or Lifetime Learning Credit for the student's expenses in a taxable year in which the student receives money from an Education IRA on a tax-free basis?

     A22: No. If a student is receiving a tax-free distribution from an Education IRA in a particular taxable year, none of that student's expenses may be claimed as the basis for a Hope Scholarship Credit or Lifetime Learning Credit for that year. However, the student may waive the tax-free treatment of the Education IRA distribution and elect to pay any tax that would otherwise be owed on an Education IRA distribution so that the student or the student's parents may claim a Hope Scholarship Credit or Lifetime Learning Credit for expenses paid in the same year the Education IRA distributions are received.

     Q23: May contributions be made to both a qualified state tuition program and an Education IRA on behalf of the same designated beneficiary in the same taxable year?

     A23: No. Any amount contributed to an Education IRA on behalf of a designated beneficiary during any taxable year in which an amount is also contributed to a qualified state tuition program on behalf of the same beneficiary will be treated as an excess contribution to the Education IRA. (See Q&A7 for the treatment of excess contributions.)

     Q24: Has the Amway Management Company Education IRA been approved by the
IRS?

     A24: The form for your Amway Management Company Education IRA has been approved for use by the Internal Revenue Service, but that approval is not a determination of the merits of entering into the IRA. Further information regarding IRAs can be obtained from any Internal Revenue Service district office.

     Q25: What is the trustee fee for the Amway Management Company Education
IRA?

     A25: The Trustee, Michigan National Bank, charges an annual trustee fee of $10 per year per account. You may pay the fee annually by check, or, if you prefer, the Trustee will redeem sufficient shares from your account(s) to pay the fee.

     Q26: How are my contributions and earnings on those contributions invested under the Amway Management Company Education IRA?

     A26: All of your contributions and earnings on those contributions will be invested in Amway Mutual Fund, Inc. common stock and/or the Cash Equivalent Fund. The minimum initial contribution which must be made to the Amway Mutual Fund, Inc. is $100 and to the Cash Equivalent Fund is $500. Additional contributions must be made in amounts of $50 or more.

     Q27: How do I obtain more information about Amway Mutual Fund, Inc. and the Cash Equivalent Fund?

     A27: For complete information about advisory fees, other expenses, method of calculating price per share, etc., of Amway Mutual Fund, Inc., and applicable sales charges, you should read the Prospectuses for Amway Mutual Fund, Inc. and the Cash Equivalent Fund.

                               AMWAY MANAGEMENT COMPANY
                    EDUCATION INDIVIDUAL RETIREMENT TRUST ACCOUNTS
                              _________________________

                                      AGREEMENT

     The Grantor whose name appears on the Amway Management Company Education Individual Retirement Trust Account application is establishing an Education Individual Retirement Trust Account under Internal Revenue Code ("Code")
Section 530 for the benefit of the Designated Beneficiary exclusively to pay for the qualified higher education expenses, within the meaning of Code
Section 530(b)(2), of such Designated Beneficiary.

     Michigan National Bank, 77 Monroe Center, Grand Rapids, MI 49503, the Trustee, has provided the Grantor with a concise statement disclosing the provisions governing Code Section 530. This disclosure statement includes an explanation of the statutory requirements applicable to, and the income tax consequences of, establishing and maintaining an account under Code Section
530. Michigan National Bank also will provide a copy of this form and the disclosure statement to the Responsible Individual, as defined in Article VI below, if the Responsible Individual is not the same person as the Grantor.

     The Grantor has assigned the trust a contribution as indicated on the Amway Management Company Education Individual Retirement Trust Account Application.

     The Grantor and the Trustee make the following agreement:

                                      ARTICLE I

     The Trustee may accept additional cash contributions. These contributions may be from the Grantor, or from any other individual, for the benefit of the Designated Beneficiary, provided the Designated Beneficiary has not attained the age of 18 as of the date such contributions are made. Total contributions that are not rollover contributions described in Code
Section 530(d)(5) are limited to a maximum amount of $500 for the taxable year.

                                      ARTICLE II

     The maximum aggregate contribution that an individual may make to the trust in any year may not exceed the $500 in total contributions that the trust can receive. In addition, the maximum aggregate contribution that an individual may make to the trust in any year is phased out for unmarried individuals who have modified adjusted gross income ("AGI") between $95,000 and $110,000 for the year of the contribution and for married individuals who file joint returns with modified AGI between $150,000 and $160,000 for the year of the contribution. Unmarried individuals with modified AGI above $110,000 for the year and married individuals who file joint returns and have modified AGI above $160,000 for the year may not make a contribution for that year. Modified AGI is defined in Code Section 530(c)(2).

                                     ARTICLE III

          No part of the trust may be invested in life insurance contracts, nor may the assets of the trust account be commingled with other property except in a common investment fund (within the meaning of Code Section 530(b)(1)(D)).

                                      ARTICLE IV

          1. Any balance to the credit of the Designated Beneficiary on the date on which such Designated Beneficiary attains age 30 shall be distributed to the Designated Beneficiary within 30 days of such date.

          2. Any balance to the credit of the Designated Beneficiary shall be distributed to the estate of the Designated Beneficiary within 30 days of the date of such Designated Beneficiary's death.

                                      ARTICLE V

          The Grantor shall have the power to direct the Trustee regarding the investment of the above-listed amount assigned to the trust (including earnings thereon) in the investment choices offered by the Trustee. The Responsible Individual, however, shall have the power to redirect the Trustee regarding the investment of such amounts, as well as the power to direct the Trustee regarding the investment of all additional contributions (including earnings thereon) to the trust. In the event that the Responsible Individual does not direct the Trustee regarding the investment of additional contributions (including earnings thereon), the initial investment direction of the Grantor also will govern all additional contributions made to the trust account until such time as the Responsible Individual otherwise directs the Trustee. Unless otherwise provided in this agreement, the Responsible Individual also shall have the power to direct the Trustee regarding the administration, management, and distribution of the account.

                                      ARTICLE VI

          The Responsible Individual named by the Grantor shall be a parent or guardian of the Designated Beneficiary. The trust shall have only one Responsible

Individual at any time. If the Responsible Individual becomes incapacitated or dies while the Designated Beneficiary is a minor under state law, the successor Responsible Individual shall be the person named to succeed in that capacity by the preceding Responsible Individual in a witnessed writing or, if no successor is so named, the successor Responsible Individual shall be the Designated Beneficiary's other parent or successor guardian.

          The Responsible Individual shall continue to serve as the Responsible Individual for the trust after the Designated Beneficiary attains the age of majority under state law and until such time as all assets have been distributed from the trust and the trust terminates. If the Responsible Individual becomes incapacitated or dies after the Designated Beneficiary reaches the age of majority under state law, the Responsible Individual shall be the Designated Beneficiary.

                                     ARTICLE VII

          The Responsible Individual may change the beneficiary under this agreement to another member of the Designated Beneficiary's family described in Code Section 529(e)(2) in accordance with the Trustee's procedures and Article XV hereof.

                                     ARTICLE VIII

          1. The Grantor agrees to provide the Trustee with the information necessary for the Trustee to prepare any reports required under Code Section 530(h).

          2. The Trustee agrees to submit reports to the Internal Revenue Service and the Responsible Individual as prescribed by the Internal Revenue Service.

                                      ARTICLE IX

          Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through IV will be controlling. Any additional articles that are not consistent with Code Section 530 and related regulations will be invalid.

                                      ARTICLE X

          This agreement will be amended from time to time to comply with the provisions of the Code and related regulations. Other amendments may be made with the consent of the Grantor and the Trustee.

                                      ARTICLE XI

          The Trustee shall invest all assets of the trust in shares of Amway Mutual Fund, Inc. or in the Cash Equivalent Fund. If the Grantor fails to make an investment election, the Trustee shall invest all assets of the Trust in shares of Amway Mutual Fund, Inc. Any investment election made by the Grantor shall continue in effect until changed by the Responsible Individual. The Responsible Individual may change his investment election by delivering a new written investment election form to Amway Management Company before the Responsible Individual wants to make a change. The change in investment election may apply to future contributions, amounts already invested, or both. The terms and conditions of making and changing investment elections shall also be subject to any requirements imposed by Amway Mutual Fund, Inc. and the Cash Equivalent Fund.

                                     ARTICLE XII

          The Trustee shall be entitled to reasonable compensation for all services rendered hereunder as shall initially be agreed upon between the Grantor and the Trustee or subsequently agreed upon between the Responsible Individual and the Trustee.

                                     ARTICLE XIII

          1. The Trustee may resign at any time upon giving at least 45 days' prior written notice to the Responsible Individual.

          2. The Responsible Individual may remove the Trustee at any time upon giving at least 45 days' prior written notice to the Trustee. The Responsible Individual shall fill any vacancy in the office of the Trustee howsoever caused by written instrument delivered to the retiring Trustee with the acceptance of the successor Trustee endorsed thereon; provided that such successor Trustee is a bank or a person approved by the Secretary of the Treasury to hold assets of Education Individual Retirement Accounts.

          3. Each successor Trustee shall succeed to the title of the Trust vested in its predecessor without the signing or filing of any further instruments, but any resigning or removed Trustee shall execute all documents and do all acts necessary to vest such title in any successor Trustee, and shall turn over to the successor Trustee copies of all such records pertaining to the Trust which such successor Trustee may properly need to administer the Trust. Each successor Trustee shall have and enjoy all powers, both discretionary and ministerial, herein conferred upon its predecessor. No successor Trustee shall be personally liable for any act or failure to act of any predecessor Trustee, and, with the approval of the Responsible Individual, a successor Trustee may accept the account rendered and the property delivered to it by the predecessor Trustee as a full and complete discharge to the predecessor Trustee without incurring any liability or responsibility for so doing.

                                     ARTICLE XIV

          1. Any provision herein to the contrary notwithstanding, the Trust created by this Agreement shall terminate:

               (a) When the Trustee receives written instructions from the Responsible Individual to transfer all of the assets of the Trust to the trustee or custodian of another education individual retirement trust, or directly to the Designated Beneficiary or Responsible Individual; or

               (b) Upon the distribution of all of the assets of the Trust in accordance with Articles IV or V.

          2. Unless one of the events described in paragraph 1 occurs, this Trust shall continue even though no contributions are made to the Trust for any particular year or years.

          3. Upon termination of this Trust, the Trustee shall continue to have all of the powers provided in this Agreement as are necessary or desirable for the orderly liquidation and distribution of the Trust assets, and shall be entitled to reserve such reasonable amounts as it may deem necessary to provide for the payment of any expenses then or thereafter chargeable to the Trust.

                                      ARTICLE XV

          1. The Responsible Individual may change the Designated Beneficiary of the Trust to a child, sibling or child of a sibling of the Designated Beneficiary by filing a change of Designated Beneficiary form with the Trustee.

          2. Neither the Grantor, the Responsible Individual, nor the Designated Beneficiary shall have any right to pledge, hypothecate, anticipate, or in any way create a lien upon any assets or part of the Trust. Distributions shall be made only to the Designated Beneficiary, the Responsible Individual or their legal representatives or heirs at law upon their personal receipts or endorsements and no interest in the Trust, or any part thereof, shall be assignable in anticipation of payment either by voluntary or involuntary act, or by operation of law, or be liable in any way for the debts or defaults of such Designated Beneficiary or Responsible Individual or their legal representatives or heirs-at-law. The provisions of this paragraph shall not apply to the extent that they violate any applicable law.

          3. No amendments or modification or termination of this Trust shall cause any part of the Trust to be used or diverted to or for the benefit of anyone other than the Designated Beneficiary or Responsible Individual; provided that the rights, duties, or responsibilities of the Trustee shall not be changed without its written consent.

          4. In interpreting this Agreement, words in the masculine gender shall include the feminine, words in the singular shall include the plural, and vice versa, as may be appropriate. The word "person" shall include natural and legal persons.

          5. Any notice or statement which the Trustee is required to give hereunder shall be deemed given when mailed to the intended recipient at his last known address. Any notice or statement to be given to the Trustee shall be deemed given only when actually received by the Trustee.

          6. The powers and duties of the Trustee and all questions of interpretation of this Declaration of Trust shall be governed by the laws of the state of Michigan except to the extent that such laws are pre-empted by federal law.

          7. This Agreement may be executed by completing and signing the Amway Management Company Education Individual Retirement Trust Account application, which application incorporates by reference this Agreement.

          This material is not authorized for distribution to prospective investors in Amway Mutual Fund, Inc. or the Cash Equivalent Fund, unless preceded or accompanied by an effective Prospectus which includes information regarding the Fund's investment objectives, management, sales commission, and other information. All written questions should be directed to Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355-7150 or questions by telephone to (616) 787-6288 or (800) 346-2670.

                               AMWAY MANAGEMENT COMPANY
                    EDUCATION INDIVIDUAL RETIREMENT TRUST ACCOUNT
                                     APPLICATION

--------------------------------------------------------------------------------


REGISTRATION INFORMATION

Name of Grantor __________________________________     Name of Responsible Individual____________________
Social Security No._ _ _/_ _ _/_ _ _                   Address
                                                       Zip
Name of Designated Beneficiary____________________     Social Security No._ _ _/_ _ _/_ _ _
Address                                                Birth Date _ _/_ _/_ _
Zip
Social Security No._ _ _/_ _ _/_ _ _
Birth Date _ _/_ _/_ _


INITIAL CONTRIBUTION AND INVESTMENT

Checks should be made payable to Michigan National Bank, Trustee. The minimum initial contribution to the Amway Mutual Fund, Inc. is $100. The minimum initial contribution to the Cash Equivalent Fund is $500.

Contribution for Tax Year 19__        Amount $_______________(maximum $500)
My contributions should be invested as follows (indicate dollar amount):

     $_____________Amway Mutual Fund, Inc.   $_____________Cash Equivalent Fund

SIGNATURES

The grantor hereby (i) acknowledges receipt of the Education IRA Agreement and Disclosure Statement on the date of this application; (ii) acknowledges receipt of the current Prospectuses for Amway Mutual Fund, Inc. and the Cash Equivalent Fund and agrees to their terms; (iii) consents to the trustee fee specified in the Disclosure Statement; and (iv) has read and agrees to the provisions of the Education IRA Agreement, which together with this application, represents the entire agreement.

Grantor's Signature_____________________________________________________________

Date of Application_____________________________________________________________

Application Accepted by Michigan National Bank, Trustee

By______________________________________________________________________________

Date____________________________________________________________________________

Return completed Application to: Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355-7150. A copy of the accepted Application will be returned to you.

                               AMWAY MANAGEMENT COMPANY
                       EDUCATION INDIVIDUAL RETIREMENT ACCOUNT

                         _____________________________


                           CHANGE OF DESIGNATED BENEFICIARY

          As the Responsible Individual of the Education Individual Retirement Account established by ___________________________ for the benefit of _______________________, I hereby request that the Designated Beneficiary of the Trust be changed to _____________________________. I understand and agree that all the other terms of the Trust will remain the same until changed by the Trustee or I direct that the Designated Beneficiary be changed again.


Responsible Individual's signature

    ________________________________________________

Date: ____________________, 19__

            PLAN AND AGREEMENT OF DISTRIBUTION PURSUANT TO RULE 12b-1


     PLAN AND AGREEMENT made as of the 9th day of February, 1998, by and between AMWAY MUTUAL FUND INC., a Delaware corporation (hereinafter the "Fund"), and AMWAY MANAGEMENT COMPANY, a Michigan corporation (hereinafter the "Distributor").

     WHEREAS, the Fund engages in business as an open-end management investment company, and is registered as such under the Investment Company Act of 1940, as amended (the "Act"); and

     WHEREAS, Fund desires to finance the distribution of the shares of its common stock, together with any additional such classes or series that may hereafter be offered to the public in accordance with this Plan and Agreement of Distribution pursuant to Rule 12b-1 under the Act (the "Plan and Agreement"); and

     WHEREAS, the Distributor desires to be retained to perform services in accordance with such Plan and Agreement and on said terms and conditions; and

     WHEREAS, this Plan and Agreement has been approved by a vote of the board of directors of the Fund, including a majority of the directors who are not interested persons of the Fund, as defined in the Act, and who have no direct or indirect financial interest in the operation of this Plan and Agreement (the "Disinterested Directors") cast in person at a meeting called for the purpose of voting on this Plan and Agreement;

     NOW, THEREFORE, the Fund adopts the Plan set forth herein and the Fund and the Distributor hereby enter into this Agreement pursuant to the Plan in accordance with the requirements of Rule 12b-1 under the Act, and provide and agree as follows:

          1. The Plan is defined as those provisions of this document by which the Fund adopts a Plan pursuant to Rule 12b-1 under the Act and authorizes payments as described herein. The Agreement is defined as those provisions of this document by which the Fund retains the Distributor to provide distribution services as described herein. The Fund may retain the Plan notwithstanding termination of the Agreement. The Fund is hereby authorized to utilize the assets of the Fund's to finance certain activities in connection with distribution of the Fund's shares.

          2. Subject to the supervision of the Board of Director, the Fund hereby retains the Distributor to promote the distribution of shares of the Fund by providing services and engaging in activities as specified herein. The activities and services to be provided by the Distributor hereunder shall include one or more of the following: (a) the payment of compensation (including trail commissions and incentive compensation) to securities dealers, financial institutions and other organizations, which may include companies affiliated with the Distributor, that render distribution and administrative services in connection with the distribution of the shares of the Fund; (b) the printing and distribution of reports and prospectuses for the use of potential investors in the Fund; (c) the preparing and distributing of sales literature; (d) the providing of advertising and engaging in other promotional activities, including direct mail solicitation, and television, radio, newspaper and other media advertisements; and (e) the providing of such other services and activities as may from time to time be agreed upon by the Distributor and the Fund. Such reports and prospectuses, sales literature, advertising and promotional activities and other services and activities may be prepared and/or conducted either by companies affiliated with the Distributor or by third parties.

          3. The Distributor hereby undertakes to use its best efforts to promote sales of shares of the Fund to investors by engaging in those activities specified in paragraph (2) above as may be necessary and as it from time to time believes will best further sales of such shares.

          4. The Fund is hereby authorized to expend, out of its assets, on a monthly basis, and shall pay to the Distributor a maximum amount computed at an annual rate of 0.25 of 1% of the average daily net assets of each Fund during the month. The Fund's Board of Directors shall from time to time determine the amounts, within the foregoing maximum amounts, that the Fund will pay the Distributor hereunder. No payments will be made by the Fund hereunder after the date of termination of the Plan and Agreement.

          5. To the extent that obligations incurred by the Distributor out of its own resources to finance any activity primarily intended to result in the sales of shares of the Fund, pursuant to this Plan and Agreement or otherwise, may be deemed to constitute the indirect use of Fund assets, such indirect use of Fund assets is hereby authorized in addition to, and not in lieu of, any other payments authorized under this Plan and Agreement.

          6. The Distributor shall provide to the Board of Directors of the Fund, at least quarterly, a written report of all moneys spent by the Distributor on the activities and services specified in paragraph (2) above pursuant to the Plan and Agreement. Upon request, but no less frequently than annually, the Distributor shall provide to the Board of Directors of the Fund such information as may reasonably be required for it to review the continuing appropriateness of the Plan and Agreement.

          7. This Plan and Agreement shall each become effective immediately upon approval by a vote of a majority of the outstanding voting securities of the Fund as defined in the Act, and shall continue in effect until February 9, 1999 unless terminated as provided below. Thereafter, the Plan and Agreement shall continue in effect from year to year, provided that the continuance of each is approved at least annually by a vote of the Board of Directors of the Fund, including a majority of the Disinterested Directors, cast in person at a meeting called for the purpose of voting on such continuance. The Plan may be terminated at any time, without penalty, by the vote of a majority of the Disinterested Directors or by the vote of a majority of the outstanding voting securities of the Fund. The Distributor, or the Fund, by vote of a majority of the Disinterested Directors or of the holders of a majority of the outstanding voting securities of the Fund, may terminate the Agreement under this Plan, without penalty, upon 30 days' written notice to the other party.

          8. So long as the Plan remains in effect, the selection of persons to serve as directors of the Fund who are not "interested persons" of the Fund shall be committed to the discretion of the directors then in office who are not "interested persons" of the Fund. However, nothing contained herein shall prevent the participation of other persons in the selection and nomination process, provided that a final decision on any such selection or nomination is within the discretion of, and approved by, a majority of the directors of the Fund then in office who are not "interested persons" of the Fund.

          9. This Plan may not be amended to increase the amount to be spent by the Fund hereunder without approval of a majority of the outstanding voting securities of the Fund. All material amendments to the Plan and Agreement must be approved by the vote of the Board of Directors of the Fund including a majority of the Disinterested Directors, cast in person at a meeting called for the purpose of voting on such amendment.

          10. To the extent that this Plan and Agreement constitutes a Plan of Distribution adopted pursuant to Rule 12b-1 under the Act it shall remain in effect as such, so as to authorize the use by the Fund of its assets in the amounts and for the purposes set forth herein, notwithstanding the occurrence of an "assignment," as defined by the Act and the rules thereunder. To the extent it constitutes an agreement with the Distributor pursuant to a plan, it shall terminate automatically in the event of such "assignment." Upon a termination of the agreement with the Distributor, the Fund may continue to make payments pursuant to the Plan only upon the approval of a new agreement under this Plan and Agreement, which may or may not be with the Distributor, or the adoption of other arrangements regarding the use of the amounts authorized to be paid by the Fund hereunder, by the Fund's Board of Directors in accordance with the procedures set forth in paragraph 7 above.

          11. The Fund shall preserve copies of this Plan and Agreement and all reports made pursuant to paragraph 6 hereof, together with minutes of all Board of Directors meetings at which the adoption, amendment of continuance of the Plan were considered (describing the factors considered and the basis for decision), for a period of not less than six years from the date of this Plan and Agreement, or any such reports or minutes, as the case may be, the first two years in an easily accessible place.

          12. This Plan and Agreement shall be construed in accordance with the laws of the State of Michigan and applicable provisions of the Act.
          To the extent the
          applicable laws of the State of Michigan, or any provisions herein, conflict with the applicable provisions of the Act, the latter shall control.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Plan and Agreement on the 9th day of February, 1998.



                                   AMWAY MUTUAL FUND, INC


                                   By: /s/ James J. Rosloniec
                                       --------------------------------------
                                       James J. Rosloniec
ATTEST: /s/ John Dougherty             President
        ---------------------------

                                   AMWAY MANAGEMENT COMPANY


                                   By: /s/ Allan D. Engel
                                       --------------------------------------
                                       Allan D. Engel
ATTEST: /s/ John Dougherty             President
        ---------------------------

                         EXHIBIT OF PERFORMANCE CALCULATIONS


     This exhibit reflects the calculation of the performance figures that appear under "Investment Performance Information" in Part A (information required in a prospectus) for Amway Mutual Fund ("Fund") and Ark Composite


     The average annual total return for the Fund for a specific period is found by taking a hypothetical $1,000 investment ("Initial Investment") at the beginning of the period reinvesting all dividends and capital gains at the net asset value on the reinvestment dates during the period, and computing the redeemable value at the end of the period. The redeemable value is then divided by the initial investment, and this quotient is taken to the Nth root (N representing the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. Thus, the following formula applies:


     Average Annual Total Return = (Redeemable Value/Initial Investment)1/N-1


     Using the formula provided, average annual total return for the 1, 5, and 10 year periods are calculated in the following schedules which are included on Pages C-187 through C-190.

                                    AMWAY MUTUAL FUND, INC.

------------------------------------------------------------------------------------------
                                           TEN YEARS
------------------------------------------------------------------------------------------
                                  INITIAL         DIVIDENDS      CAP  GAIN     EXECUTION
     DATE       DESCRIPTION     INVESTMENT         PER SH.        PER SH.        PRICE
------------------------------------------------------------------------------------------
   12/31/87       Purchase       $1,000.00                                       7.870
    3/31/88       Qtr. FMV
    6/15/88         OID                             0.070                        8.490
    6/30/88       Qtr. FMV
    9/30/88       Qtr. FMV
   12/16/88       OID & CG                          0.085          1.745         6.410
   12/31/88       Qtr. FMV

    3/31/89       Qtr. FMV
    6/21/89         OID                             0.090                        7.460
    6/30/89       Qtr. FMV
    9/30/89       Qtr. FMV
   12/15/89       OID & CG                          0.070          1.160         7.100
   12/31/89       Qtr. FMV

    3/31/90       Qtr. FMV
    6/20/90         OID                             0.050                        7.660
    6/30/90       Qtr. FMV
    9/30/90       Qtr. FMV
   12/14/90       OID & CG                          0.030          0.430         6.740
   12/31/90       Qtr. FMV

    3/31/91       Qtr. FMV
    6/14/91         OID                             0.050                        8.340
    6/30/91       Qtr. FMV
    9/30/91       Qtr. FMV
   12/13/91       OID & CG                          0.010          1.360         7.390
   12/31/91       Qtr. FMV

    3/31/92       Qtr. FMV
    6/30/92       Qtr. FMV
    9/30/92       Qtr. FMV
   12/15/92       OID & CG                          0.022          0.638         7.310
   12/31/92       Qtr. FMV

    3/31/93       Qtr. FMV
    6/30/93       Qtr. FMV
    9/30/93       Qtr. FMV
   12/14/93       OID & CG                          0.020          0.640         7.470
   12/31/93       Qtr. FMV

    3/31/94       Qtr. FMV
    6/30/94       Qtr. FMV
    9/30/94       Qtr. FMV
   12/19/94       OID & CG                          0.030          0.340         6.740
   12/31/94       Qtr. FMV

    3/31/95       Qtr. FMV
    6/30/95       Qtr. FMV
    9/30/95       Qtr. FMV
   12/20/95       OID & CG                          0.105          1.420         7.300
   12/31/95       Qtr. FMV

    3/31/96       Qtr. FMV
    6/30/96       Qtr. FMV
    9/30/96       Qtr. FMV
   12/18/96       OID & CG                          0.092          1.410         7.470
   12/31/96       Qtr. FMV

    3/31/97       Qtr. FMV
    6/30/97       Qtr. FMV
    9/30/97       Qtr. FMV
   12/17/97       OID & CG                          0.095          1.505         7.710
   12/31/97       Qtr. FMV

------------------------------------------------------------------------------------------
                                                 SHARES FROM      VALUE OF    ORDINARY INC
     DATE       DESCRIPTION      NAV / SH       INITIAL INV.       SHARES     DIVIDENDS $
------------------------------------------------------------------------------------------
   12/31/87       Purchase                         127.065
    3/31/88       Qtr. FMV         8.040           127.065        1,021.60
    6/15/88         OID                            127.065                        8.89
    6/30/88       Qtr. FMV         8.520           127.065        1,082.59
    9/30/88       Qtr. FMV         8.280           127.065        1,052.10
   12/16/88       OID & CG                         127.065                       10.89
   12/31/88       Qtr. FMV         6.490           127.065         824.65

    3/31/89       Qtr. FMV         6.870           127.065         872.94
    6/21/89         OID                            127.065                       14.82
    6/30/89       Qtr. FMV         7.370           127.065         936.47
    9/30/89       Qtr. FMV         8.240           127.065        1,047.01
   12/15/89       OID & CG                         127.065                       11.67
   12/31/89       Qtr. FMV         7.260           127.065         922.49

    3/31/90       Qtr. FMV         7.240           127.065         919.95
    6/20/90         OID                            127.065                        9.78
    6/30/90       Qtr. FMV         7.670           127.065         974.59
    9/30/90       Qtr. FMV         6.550           127.065         832.27
   12/14/90       OID & CG                         127.065                        5.90
   12/31/90       Qtr. FMV         6.820           127.065         866.58

    3/31/91       Qtr. FMV         8.220           127.065        1,044.47
    6/14/91         OID                            127.065                       10.51
    6/30/91       Qtr. FMV         7.980           127.065        1,013.98
    9/30/91       Qtr. FMV         8.450           127.065        1,073.70
   12/13/91       OID & CG                         127.065                        2.12
   12/31/91       Qtr. FMV         8.110           127.065        1,030.50

    3/31/92       Qtr. FMV         7.660           127.065         973.32
    6/30/92       Qtr. FMV         7.260           127.065         922.49
    9/30/92       Qtr. FMV         7.420           127.065         942.82
   12/15/92       OID & CG                         127.065                        5.52
   12/31/92       Qtr. FMV         7.570           127.065         961.88

    3/31/93       Qtr. FMV         7.940           127.065        1,008.89
    6/30/93       Qtr. FMV         7.870           127.065        1,000.00
    9/30/93       Qtr. FMV         8.310           127.065        1,055.91
   12/14/93       OID & CG                         127.065                        5.47
   12/31/93       Qtr. FMV         7.710           127.065         979.67

    3/31/94       Qtr. FMV         7.410           127.065         941.55
    6/30/94       Qtr. FMV         7.020           127.065         891.99
    9/30/94       Qtr. FMV         7.270           127.065         923.76
   12/19/94       OID & CG                         127.065                        8.93
   12/31/94       Qtr. FMV         6.880           127.065         874.21

    3/31/95       Qtr. FMV         7.330           127.065         931.39
    6/30/95       Qtr. FMV         7.820           127.065         993.65
    9/30/95       Qtr. FMV         8.540           127.065        1,085.13
   12/20/95       OID & CG                         127.065                       32.95
   12/31/95       Qtr. FMV         7.430           127.065         944.09

    3/31/96       Qtr. FMV         8.140           127.065        1,034.31
    6/30/96       Qtr. FMV         8.320           127.065        1,057.18
    9/30/96       Qtr. FMV         8.480           127.065        1,077.51
   12/18/96       OID & CG                         127.065                       34.91
   12/31/96       Qtr. FMV         7.620           127.065         968.23

    3/31/97       Qtr. FMV         7.630           127.065         969.50
    6/30/97       Qtr. FMV         8.680           127.065        1,102.92
    9/30/97       Qtr. FMV         9.440           127.065        1,199.49
   12/17/97       OID & CG                         127.065                       43.29
   12/31/97       Qtr. FMV         7.730           127.065         982.21

------------------------------------------------------------------------------------------
                               ACC ORDINARY          OID          ACC OID       ACC OID
     DATE       DESCRIPTION      INC DIV $         SHARES          SHARES       CURR FMV
------------------------------------------------------------------------------------------
   12/31/87       Purchase
    3/31/88       Qtr. FMV                                         0.000          0.00
    6/15/88         OID            8.89             1.048          1.048
    6/30/88       Qtr. FMV                                         1.048          8.93
    9/30/88       Qtr. FMV                                         1.048          8.67
   12/16/88       OID & CG         19.78            1.699          2.746
   12/31/88       Qtr. FMV                                         2.746         17.82

    3/31/89       Qtr. FMV                                         2.746         18.87
    6/21/89         OID            34.61            1.987          4.733
    6/30/89       Qtr. FMV                                         4.733         34.88
    9/30/89       Qtr. FMV                                         4.733         39.00
   12/15/89       OID & CG         46.27            1.643          6.377
   12/31/89       Qtr. FMV                                         6.377         46.29

    3/31/90       Qtr. FMV                                         6.377         46.17
    6/20/90         OID            56.05            1.276          7.653
    6/30/90       Qtr. FMV                                         7.653         58.70
    9/30/90       Qtr. FMV                                         7.653         50.13
   12/14/90       OID & CG         61.96            0.876          8.529
   12/31/90       Qtr. FMV                                         8.529         58.17

    3/31/91       Qtr. FMV                                         8.529         70.11
    6/14/91         OID            72.47            1.261          9.790
    6/30/91       Qtr. FMV                                         9.790         78.12
    9/30/91       Qtr. FMV                                         9.790         82.72
   12/13/91       OID & CG         74.58            0.286          10.076
   12/31/91       Qtr. FMV                                         10.076        81.72

    3/31/92       Qtr. FMV                                         10.076        77.18
    6/30/92       Qtr. FMV                                         10.076        73.15
    9/30/92       Qtr. FMV                                         10.076        74.76
   12/15/92       OID & CG         80.10            0.755          10.830
   12/31/92       Qtr. FMV                                         10.830        81.99

    3/31/93       Qtr. FMV                                         10.830        85.99
    6/30/93       Qtr. FMV                                         10.830        85.24
    9/30/93       Qtr. FMV                                         10.830        90.00
   12/14/93       OID & CG         85.57            0.732          11.562
   12/31/93       Qtr. FMV                                         11.562        89.15

    3/31/94       Qtr. FMV                                         11.562        85.68
    6/30/94       Qtr. FMV                                         11.562        81.17
    9/30/94       Qtr. FMV                                         11.562        84.06
   12/19/94       OID & CG         94.49            1.324          12.887
   12/31/94       Qtr. FMV                                         12.887        88.66

    3/31/95       Qtr. FMV                                         12.887        94.46
    6/30/95       Qtr. FMV                                         12.887        100.77
    9/30/95       Qtr. FMV                                         12.887        110.05
   12/20/95       OID & CG        127.45            4.514          17.401
   12/31/95       Qtr. FMV                                         17.401        129.29

    3/31/96       Qtr. FMV                                         17.401        141.64
    6/30/96       Qtr. FMV                                         17.401        144.78
    9/30/96       Qtr. FMV                                         17.401        147.56
   12/18/96       OID & CG        162.35            4.673          22.074
   12/31/96       Qtr. FMV                                         22.074        168.20

    3/31/97       Qtr. FMV                                         22.074        168.42
    6/30/97       Qtr. FMV                                         22.074        191.60
    9/30/97       Qtr. FMV                                         22.074        208.38
   12/17/97       OID & CG        205.65            5.615          27.689
   12/31/97       Qtr. FMV                                         27.689        214.04

------------------------------------------------------------------------------------------
                                 CAP GAIN         ACC CAP        CAP GAIN     ACC CAP GAIN
     DATE       DESCRIPTION       DIST $         GAIN DIST $    DIST SHARES   DIST SHARES
------------------------------------------------------------------------------------------
   12/31/87       Purchase
    3/31/88       Qtr. FMV                          0.00                         0.000
    6/15/88         OID            0.00             0.00           0.000         0.000
    6/30/88       Qtr. FMV                          0.00                         0.000
    9/30/88       Qtr. FMV                          0.00                         0.000
   12/16/88       OID & CG        223.56           223.56          34.876        34.876
   12/31/88       Qtr. FMV                         223.56                        34.876

    3/31/89       Qtr. FMV                         223.56                        34.876
    6/21/89         OID            0.00            223.56          0.000         34.876
    6/30/89       Qtr. FMV                         223.56                        34.876
    9/30/89       Qtr. FMV                         223.56                        34.876
   12/15/89       OID & CG        193.34           416.90          27.231        62.107
   12/31/89       Qtr. FMV                         416.90                        62.107

    3/31/90       Qtr. FMV                         416.90                        62.107
    6/20/90         OID            0.00            416.90          0.000         62.107
    6/30/90       Qtr. FMV                         416.90                        62.107
    9/30/90       Qtr. FMV                         416.90                        62.107
   12/14/90       OID & CG         84.63           501.53          12.557        74.665
   12/31/90       Qtr. FMV                         501.53                        74.665

    3/31/91       Qtr. FMV                         501.53                        74.665
    6/14/91         OID            0.00            501.53          0.000         74.665
    6/30/91       Qtr. FMV                         501.53                        74.665
    9/30/91       Qtr. FMV                         501.53                        74.665
   12/13/91       OID & CG        287.67           789.20          38.926       113.591
   12/31/91       Qtr. FMV                         789.20                       113.591

    3/31/92       Qtr. FMV                         789.20                       113.591
    6/30/92       Qtr. FMV                         789.20                       113.591
    9/30/92       Qtr. FMV                         789.20                       113.591
   12/15/92       OID & CG        159.97           949.17          21.883       135.474
   12/31/92       Qtr. FMV                         949.17                       135.474

    3/31/93       Qtr. FMV                         949.17                       135.474
    6/30/93       Qtr. FMV                         949.17                       135.474
    9/30/93       Qtr. FMV                         949.17                       135.474
   12/14/93       OID & CG        174.96          1,124.12         23.421       158.895
   12/31/93       Qtr. FMV                        1,124.12                      158.895

    3/31/94       Qtr. FMV                        1,124.12                      158.895
    6/30/94       Qtr. FMV                        1,124.12                      158.895
    9/30/94       Qtr. FMV                        1,124.12                      158.895
   12/19/94       OID & CG        101.16          1,225.28         15.009       173.904
   12/31/94       Qtr. FMV                        1,225.28                      173.904

    3/31/95       Qtr. FMV                        1,225.28                      173.904
    6/30/95       Qtr. FMV                        1,225.28                      173.904
    9/30/95       Qtr. FMV                        1,225.28                      173.904
   12/20/95       OID & CG        445.67          1,670.95         61.051       234.955
   12/31/95       Qtr. FMV                        1,670.95                      234.955

    3/31/96       Qtr. FMV                        1,670.95                      234.955
    6/30/96       Qtr. FMV                        1,670.95                      234.955
    9/30/96       Qtr. FMV                        1,670.95                      234.955
   12/18/96       OID & CG        534.98          2,205.94         71.618       306.573
   12/31/96       Qtr. FMV                        2,205.94                      306.573

    3/31/97       Qtr. FMV                        2,205.94                      306.573
    6/30/97       Qtr. FMV                        2,205.94                      306.573
    9/30/97       Qtr. FMV                        2,205.94                      306.573
   12/17/97       OID & CG        685.85          2,891.78         88.955       395.528
   12/31/97       Qtr. FMV                        2,891.78                      395.528

------------------------------------------------------------------------------------------
                               ACC CAP GAIN     TOTAL SHARES    TOTAL SHARES    AVG ANN
     DATE       DESCRIPTION     CURRENT FMV         OWNED      OWNED 12/31 FMV   RETURN
------------------------------------------------------------------------------------------
   12/31/87       Purchase                         127.065
    3/31/88       Qtr. FMV         0.00            127.065        1,021.60
    6/15/88         OID                            128.112
    6/30/88       Qtr. FMV         0.00            128.112        1,091.52
    9/30/88       Qtr. FMV         0.00            128.112        1,060.77
   12/16/88       OID & CG                         164.687
   12/31/88       Qtr. FMV        226.35           164.687        1,068.82      3.3838%

    3/31/89       Qtr. FMV        239.60           164.687        1,131.40
    6/21/89         OID                            166.674
    6/30/89       Qtr. FMV        257.04           166.674        1,228.39
    9/30/89       Qtr. FMV        287.38           166.674        1,373.40
   12/15/89       OID & CG                         195.549
   12/31/89       Qtr. FMV        450.90           195.549        1,419.68      12.3908%

    3/31/90       Qtr. FMV        449.66           195.549        1,415.77
    6/20/90         OID                            196.825
    6/30/90       Qtr. FMV        476.36           196.825        1,509.65
    9/30/90       Qtr. FMV        406.80           196.825        1,289.21
   12/14/90       OID & CG                         210.258
   12/31/90       Qtr. FMV        509.21           210.258        1,433.96      9.4295%

    3/31/91       Qtr. FMV        613.74           210.258        1,728.32
    6/14/91         OID                            211.519
    6/30/91       Qtr. FMV        595.82           211.519        1,687.92
    9/30/91       Qtr. FMV        630.92           211.519        1,787.34
   12/13/91       OID & CG                         250.732
   12/31/91       Qtr. FMV        921.22           250.732        2,033.43      15.2513%

    3/31/92       Qtr. FMV        870.11           250.732        1,920.60
    6/30/92       Qtr. FMV        824.67           250.732        1,820.31
    9/30/92       Qtr. FMV        842.84           250.732        1,860.43
   12/15/92       OID & CG                         273.369
   12/31/92       Qtr. FMV       1,025.54          273.369        2,069.41      12.8862%

    3/31/93       Qtr. FMV       1,075.67          273.369        2,170.55
    6/30/93       Qtr. FMV       1,066.18          273.369        2,151.42
    9/30/93       Qtr. FMV       1,125.79          273.369        2,271.70
   12/14/93       OID & CG                         297.523
   12/31/93       Qtr. FMV       1,225.08          297.523        2,293.90      12.5928%

    3/31/94       Qtr. FMV       1,177.42          297.523        2,204.64
    6/30/94       Qtr. FMV       1,115.45          297.523        2,088.61
    9/30/94       Qtr. FMV       1,155.17          297.523        2,162.99
   12/19/94       OID & CG                         313.855
   12/31/94       Qtr. FMV       1,196.46          313.855        2,159.33      10.1006%

    3/31/95       Qtr. FMV       1,274.72          313.855        2,300.56
    6/30/95       Qtr. FMV       1,359.93          313.855        2,454.35
    9/30/95       Qtr. FMV       1,485.14          313.855        2,680.33
   12/20/95       OID & CG                         379.421
   12/31/95       Qtr. FMV       1,745.72          379.421        2,819.10      12.2050%

    3/31/96       Qtr. FMV       1,912.54          379.421        3,088.49
    6/30/96       Qtr. FMV       1,954.83          379.421        3,156.78
    9/30/96       Qtr. FMV       1,992.42          379.421        3,217.49
   12/18/96       OID & CG                         455.712
   12/31/96       Qtr. FMV       2,336.09          455.712        3,472.52      13.2569%

    3/31/97       Qtr. FMV       2,339.15          455.712        3,477.08
    6/30/97       Qtr. FMV       2,661.05          455.712        3,955.58
    9/30/97       Qtr. FMV       2,894.05          455.712        4,301.92
   12/17/97       OID & CG                         550.282
   12/31/97       Qtr. FMV       3,057.43          550.282        4,253.68      15.5784%

------------------------------------------------------------------------------------------------------
                                           FIVE YEARS
------------------------------------------------------------------------------------------------------
                                          INITIAL          DIVIDENDS         CAP  GAIN       EXECUTION
  DATE               DESCRIPTION         INVESTMENT         PER SH.           PER SH.          PRICE
------------------------------------------------------------------------------------------------------
12/31/92              Purchase           $1,000.00                                             7.570
 3/31/93              Qtr. FMV
 6/30/93              Qtr. FMV
 9/30/93              Qtr. FMV
12/14/93              OID & CG                               0.020             0.640           7.470
12/31/93              Qtr. FMV

 3/31/94              Qtr. FMV
 6/30/94              Qtr. FMV
 9/30/94              Qtr. FMV
12/19/94              OID & CG                               0.030             0.340           6.740
12/31/94              Qtr. FMV

 3/31/95              Qtr. FMV
 6/30/95              Qtr. FMV
 9/30/95              Qtr. FMV
12/20/95              OID & CG                               0.105             1.420           7.300
12/31/95              Qtr. FMV

 3/31/96              Qtr. FMV
 6/30/96              Qtr. FMV
 9/30/96              Qtr. FMV
12/18/96              OID & CG                               0.092             1.410           7.470
12/31/96              Qtr. FMV

 3/31/97              Qtr. FMV
 6/30/97              Qtr. FMV
 9/30/97              Qtr. FMV
12/17/97              OID & CG                               0.095             1.505           7.710
12/31/97              Qtr. FMV

------------------------------------------------------------------------------------------------------
                                                          SHARES FROM         VALUE OF     ORDINARY INC
  DATE               DESCRIPTION          NAV / SH        INITIAL INV.         SHARES       DIVIDENDS $
------------------------------------------------------------------------------------------------------
12/31/92              Purchase                              132.100
 3/31/93              Qtr. FMV             7.940            132.100           1,048.88
 6/30/93              Qtr. FMV             7.870            132.100           1,039.63
 9/30/93              Qtr. FMV             8.310            132.100           1,097.75
12/14/93              OID & CG                              132.100                            2.64
12/31/93              Qtr. FMV             7.710            132.100           1,018.49

 3/31/94              Qtr. FMV             7.410            132.100            978.86
 6/30/94              Qtr. FMV             7.020            132.100            927.34
 9/30/94              Qtr. FMV             7.270            132.100            960.37
12/19/94              OID & CG                              132.100                            3.96
12/31/94              Qtr. FMV             6.880            132.100            908.85

 3/31/95              Qtr. FMV             7.330            132.100            968.30
 6/30/95              Qtr. FMV             7.820            132.100           1,033.03
 9/30/95              Qtr. FMV             8.540            132.100           1,128.14
12/20/95              OID & CG                              132.100                            13.87
12/31/95              Qtr. FMV             7.430            132.100            981.51

 3/31/96              Qtr. FMV             8.140            132.100           1,075.30
 6/30/96              Qtr. FMV             8.320            132.100           1,099.08
 9/30/96              Qtr. FMV             8.480            132.100           1,120.21
12/18/96              OID & CG                              132.100                            12.15
12/31/96              Qtr. FMV             7.620            132.100           1,006.61

 3/31/97              Qtr. FMV             7.630            132.100           1,007.93
 6/30/97              Qtr. FMV             8.680            132.100           1,146.63
 9/30/97              Qtr. FMV             9.440            132.100           1,247.03
12/17/97              OID & CG                              132.100                            20.40
12/31/97              Qtr. FMV             7.730            132.100           1,021.14

------------------------------------------------------------------------------------------------------
                                        ACC ORDINARY          OID             ACC OID         ACC OID
  DATE               DESCRIPTION         INC DIV $           SHARES            SHARES        CURR FMV
------------------------------------------------------------------------------------------------------
                                                                                                >
12/31/92              Purchase
 3/31/93              Qtr. FMV                                                 0.000           0.00
 6/30/93              Qtr. FMV                                                 0.000           0.00
 9/30/93              Qtr. FMV                                                 0.000           0.00
12/14/93              OID & CG              0.00             0.354             0.000
12/31/93              Qtr. FMV                                                 0.000           0.00

 3/31/94              Qtr. FMV                                                 0.000           0.00
 6/30/94              Qtr. FMV                                                 0.000           0.00
 9/30/94              Qtr. FMV                                                 0.000           0.00
12/19/94              OID & CG              0.00             0.588             0.000
12/31/94              Qtr. FMV                                                 0.000           0.00

 3/31/95              Qtr. FMV                                                 0.000           0.00
 6/30/95              Qtr. FMV                                                 0.000           0.00
 9/30/95              Qtr. FMV                                                 0.000           0.00
12/20/95              OID & CG              0.00             1.900             0.000
12/31/95              Qtr. FMV                                                 0.000           0.00

 3/31/96              Qtr. FMV                                                 0.000           0.00
 6/30/96              Qtr. FMV                                                 0.000           0.00
 9/30/96              Qtr. FMV                                                 0.000           0.00
12/18/96              OID & CG              0.00             1.627             0.000
12/31/96              Qtr. FMV                                                 0.000           0.00

 3/31/97              Qtr. FMV                                                 0.000           0.00
 6/30/97              Qtr. FMV                                                 0.000           0.00
 9/30/97              Qtr. FMV                                                 0.000           0.00
12/17/97              OID & CG              0.00             2.646             0.000
12/31/97              Qtr. FMV                                                 8.147           62.98

-------------------------------------------------------------------------------------------------------
                                          CAP GAIN        ACC CAP GAIN     CAP GAIN DIST   ACC CAP GAIN
  DATE               DESCRIPTION           DIST $            DIST $            SHARES       DIST SHARES
-------------------------------------------------------------------------------------------------------
12/31/92              Purchase
 3/31/93              Qtr. FMV                                0.00                             0.000
 6/30/93              Qtr. FMV                                0.00                             0.000
 9/30/93              Qtr. FMV                                0.00                             0.000
12/14/93              OID & CG             84.54              0.00             11.318          0.000
12/31/93              Qtr. FMV                                0.00                             0.000

 3/31/94              Qtr. FMV                                0.00                             0.000
 6/30/94              Qtr. FMV                                0.00                             0.000
 9/30/94              Qtr. FMV                                0.00                             0.000
12/19/94              OID & CG             44.91              0.00             6.664           0.000
12/31/94              Qtr. FMV                                0.00                             0.000

 3/31/95              Qtr. FMV                                0.00                             0.000
 6/30/95              Qtr. FMV                                0.00                             0.000
 9/30/95              Qtr. FMV                                0.00                             0.000
12/20/95              OID & CG             187.58             0.00             25.696          0.000
12/31/95              Qtr. FMV                                0.00                             0.000

 3/31/96              Qtr. FMV                                0.00                             0.000
 6/30/96              Qtr. FMV                                0.00                             0.000
 9/30/96              Qtr. FMV                                0.00                             0.000
12/18/96              OID & CG             186.26             0.00             24.935          0.000
12/31/96              Qtr. FMV                               607.31                           82.680

 3/31/97              Qtr. FMV                               607.31                           82.680
 6/30/97              Qtr. FMV                               607.31                           82.680
 9/30/97              Qtr. FMV                               607.31                           82.680
12/17/97              OID & CG             332.52            939.83            43.128         125.808
12/31/97              Qtr. FMV                               939.83                           125.808

------------------------------------------------------------------------------------------------------
                                        ACC CAP GAIN      TOTAL SHARES      TOTAL SHARES    AVG ANNUAL
  DATE               DESCRIPTION        CURRENT FMV          OWNED        OWNED 12/31 FMV     RETURN
------------------------------------------------------------------------------------------------------
                                                                                               >
12/31/92              Purchase                              132.100
 3/31/93              Qtr. FMV              0.00            132.100           1,048.88
 6/30/93              Qtr. FMV              0.00            132.100           1,039.63
 9/30/93              Qtr. FMV              0.00            132.100           1,097.75
12/14/93              OID & CG                              132.100
12/31/93              Qtr. FMV              0.00            132.100           1,018.49        0.9205%

 3/31/94              Qtr. FMV              0.00            132.100            978.86
 6/30/94              Qtr. FMV              0.00            132.100            927.34
 9/30/94              Qtr. FMV              0.00            132.100            960.37
12/19/94              OID & CG                              132.100
12/31/94              Qtr. FMV              0.00            132.100            908.85        -3.1356%

 3/31/95              Qtr. FMV              0.00            132.100            968.30
 6/30/95              Qtr. FMV              0.00            132.100           1,033.03
 9/30/95              Qtr. FMV              0.00            132.100           1,128.14
12/20/95              OID & CG                              132.100
12/31/95              Qtr. FMV              0.00            132.100            981.51        -0.4656%

 3/31/96              Qtr. FMV              0.00            132.100           1,075.30
 6/30/96              Qtr. FMV              0.00            132.100           1,099.08
 9/30/96              Qtr. FMV              0.00            132.100           1,120.21
12/18/96              OID & CG                              132.100
12/31/96              Qtr. FMV             630.02           214.780           1,636.63       10.3545%

 3/31/97              Qtr. FMV             630.85           214.780           1,638.77
 6/30/97              Qtr. FMV             717.66           214.780           1,864.29
 9/30/97              Qtr. FMV             780.50           214.780           2,027.53
12/17/97              OID & CG                              257.908
12/31/97              Qtr. FMV             972.50           266.055           2,056.61       15.5129%


--------------------------------------------------------------------------------------
                                   ONE YEAR
--------------------------------------------------------------------------------------
                               INITIAL       DIVIDENDS     CAP  GAIN       EXECUTION
  DATE       DESCRIPTION      INVESTMENT      PER SH.       PER SH.          PRICE
--------------------------------------------------------------------------------------
12/31/96      Purchase        $1,000.00                                      7.620
 3/31/97      Qtr. FMV
 6/30/97      Qtr. FMV
 9/30/97      Qtr. FMV
12/17/97      OID & CG                         0.095         1.505           7.710
12/31/97      Qtr. FMV

--------------------------------------------------------------------------------------
                                            SHARES FROM     VALUE OF     ORDINARY INC
  DATE       DESCRIPTION       NAV / SH    INITIAL INV.      SHARES       DIVIDENDS $
--------------------------------------------------------------------------------------
12/31/96      Purchase                        131.233
 3/31/97      Qtr. FMV          7.630         131.233       1,001.31
 6/30/97      Qtr. FMV          8.680         131.233       1,139.10
 9/30/97      Qtr. FMV          9.440         131.233       1,238.84
12/17/97      OID & CG                        131.233                        12.47
12/31/97      Qtr. FMV          7.730         131.233       1,014.43

--------------------------------------------------------------------------------------
                             ACC ORDINARY       OID         ACC OID         ACC OID
  DATE       DESCRIPTION      INC DIV $       SHARES         SHARES        CURR FMV
--------------------------------------------------------------------------------------
12/31/96      Purchase
 3/31/97      Qtr. FMV
 6/30/97      Qtr. FMV
 9/30/97      Qtr. FMV
12/17/97      OID & CG           0.00          1.617         0.000
12/31/97      Qtr. FMV                                       0.000           0.00

--------------------------------------------------------------------------------------
                               CAP GAIN       ACC CAP       CAP GAIN     ACC CAP GAIN
  DATE       DESCRIPTION        DIST $      GAIN DIST $   DIST SHARES     DIST SHARES
--------------------------------------------------------------------------------------
12/31/96      Purchase
 3/31/97      Qtr. FMV
 6/30/97      Qtr. FMV
 9/30/97      Qtr. FMV
12/17/97      OID & CG          197.30         0.00          25.590          0.000
12/31/97      Qtr. FMV                         0.00                          0.000

--------------------------------------------------------------------------------------
                             ACC CAP GAIN  TOTAL SHARES   TOTAL SHARES    AVG ANNUAL
  DATE       DESCRIPTION     CURRENT FMV       OWNED    OWNED 12/31 FMV     RETURN
--------------------------------------------------------------------------------------
12/31/96      Purchase                        131.233
 3/31/97      Qtr. FMV                        131.233
 6/30/97      Qtr. FMV                        131.233
 9/30/97      Qtr. FMV                        131.233
12/17/97      OID & CG                        158.440
12/31/97      Qtr. FMV           0.00         158.440       1,224.74         22.47%

ARK ASSET MANAGEMENT
10 YR ANNUALIZED RETURN:
NO SALES FEE

                                                  RETURN FOR           VALUE             VALUE WITH        RETURN WITH
   PERIOD                     PURCHASE               PERIOD        EXPENSE RATIO       EXPENSE RATIO       EXPENSE RATIO
-------------------------------------------------------------------------------------------------------------------------
                                                                                               10000
-------------------------------------------------------------------------------------------------------------------------
  1/1/88-12/31/88             $10,000.00             21.04%         $12,104.00           $11,982.96            19.84%
  1/1/89-12/31/89              11,982.96             25.33%          15,018.24           $14,838.02            24.13%
  1/1/90-12/31/90              14,838.02              1.89%          15,118.46           $14,937.04             0.69%
  1/1/91-12/31/91              14,937.04             18.71%          17,731.76           $17,536.71            17.61%
  1/1/92-12/31/92              17,536.71             18.15%          20,719.63           $20,491.71            17.05%
  1/1/93-12/31/93              20,491.71             17.40%          24,057.27           $23,814.29            16.30%
  1/1/94-12/31/94              23,814.29              2.80%          24,481.09           $24,211.80             1.70%
  1/1/95-12/31/95              24,211.80             38.47%          33,526.08           $33,157.29            37.37%
  1/1/96-12/31/96              33,157.29             24.53%          41,290.77           $40,877.87            23.53%
  1/1/97-12/31/97              40,877.87             23.57%          50,512.78           $50,058.16            22.67%

-------------------------------------------------------------------------------------------------------------------------
      INVESTMENT:             $10,000.00                    AVG ANNUAL RETURN:                17.48%
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



5 YR ANNUALIZED RETURN:  NO SALES FEE


                                                  RETURN FOR         VALUE B-4           VALUE WITH
   PERIOD                       PURCHASE            PERIOD         EXPENSE RATIO       EXPENSE RATIO
---------------------------------------------------------------------------------------------------------
  1/1/93-12/31/93              $1,000.00             17.40%          $1,174.00            $1,162.14
  1/1/94-12/31/94               1,162.14              2.80%           1,194.68            $1,181.54
  1/1/95-12/31/95               1,181.54             38.47%           1,636.08            $1,618.08
  1/1/96-12/31/96               1,618.08             24.53%           2,015.00            $1,994.85
  1/1/97-12/31/97               1,994.85             23.57%           2,465.03            $2,442.85

---------------------------------------------------------------------------------------------------------
INVESTMENT:                    $1,000.00                    AVERAGE ANNUAL RETURN:            19.56%
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------




1 YR ANNUALIZED RETURN:  NO SALES FEE


                                                  RETURN FOR         VALUE B-4           VALUE WITH
   PERIOD                       PURCHASE             PERIOD        EXPENSE RATIO       EXPENSE RATIO
---------------------------------------------------------------------------------------------------------
1/1/97-12/31/97                $1,000.00               23.57%          $1,224.70          $1,223.34

---------------------------------------------------------------------------------------------------------
INVESTMENT:                    $1,000.00                 AVERAGE ANNUAL RETURN:               22.67%
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

                                  POWER OF ATTORNEY

     WHEREAS, AMWAY MUTUAL FUND TRUST (herein referred to as the Trust), intends to file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, as amended, and of the Investment Company Act of 1940, as amended, its Registration Statement relating to the sale of shares of beneficial interest in Amway Mutual Fund (the "Fund"); and

     WHEREAS, each of the undersigned holds the office or offices in the Trust herein below set opposite his name, respectively;

     WHEREAS, THEREFORE, each of the undersigned hereby constitutes and appoints JAMES J. ROSLONIEC, individually, his attorney, with full power to act for him and in his name, place, and stead to sign his name, in the capacity or capacities set forth below, to the Registration Statement, relating to the sale of shares of beneficial interest in the Fund, and to any and all amendments to such Registration Statement, and hereby ratifies and confirms all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned have hereunto set their hands this 9th day of February, 1998.


     Richard A. DeWitt, Trustee         /s/ Richard A. DeWitt


     Donald H. Johnson, Trustee         /s/ Donald H. Johnson


     Walter T. Jones, Trustee           /s/ Walter T. Jones


STATE OF MICHIGAN}
                 }SS
COUNTRY OF KENT  }

     I, Patricia S. Grooters, a Notary Public in and for the County and State aforesaid, do hereby certify that the above-named Trustees, RICHARD A. DE WITT, DONALD H. JOHNSON, and WALTER T. JONES, of AMWAY MUTUAL FUND TRUST, known to me and to be the same persons whose names are subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he executed the same instrument as his free and voluntary act and deed, for the uses and purposes therein set forth.

     IN WITNESS WHEREOF, I have hereto set my hand and notarial seal this 9th day of February, 1998.


                         /s/ Patricia S. Grooters
                         -------------------------
                         Patricia S. Grooters

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                       PART  C

                                  OTHER INFORMATION


ITEM 25.  Persons Controlled by or under Common Control with Registrant

          Not Applicable.

ITEM 26.  Number of Holders of Securities

          Listed below is the number of Amway Mutual Fund, Inc. common stock shareholders as of December 31, 1997. Common stock with a par value of $1 is the only class of stock issued.


                 Title of Class                        Number of Record Holders
                 --------------                        ------------------------
                  Common Stock                                 18,694


ITEM 27.  Indemnification

          Indemnification is covered in Section 9 of the Principal Underwriter Agreement between Amway Mutual Fund and Amway Management Company, which is filed as an exhibit hereto. Also, a Joint Directors and Officers Liability Insurance Policy for Amway Management Company and Amway Mutual Fund. is provided by those entities. The Sixth Article of the Agreement and Declaration of Trust of Amway Mutual Fund, which is filed as an exhibit hereto, provides for indemnification for any person to the extent permitted by law.


ITEM 28.  Business and Other Connections of Investment Adviser.

          Amway Management Company acts as the investment advisor, principal underwriter, and transfer agent for Amway Mutual Fund and as a servicing agent for the Cash Equivalent Fund.

          Business histories of each Director and Officer of the Investment Adviser of the Registrant has been attached hereto on Pages C-__ through C-__.

          Business histories of the Sub-Adviser for the Registrant and of each of its Directors and Officers have been attached on Pages C-__ through C-__.

ITEM 29.  Principal Underwriter

          (a) The principal underwriter, Amway Management Company, acts as such only for Amway Mutual Fund. Listed below is the information required pertaining to the individual Directors and Officers of the principal underwriter. There is no other principal underwriter.

                                 AMWAY MUTUAL FUND
                                     FORM N-1A

                                      PART  C

                                 OTHER INFORMATION

ITEM 29.  Principal Underwriter (continued)


(b)  Name and Principal            Positions and Office          Position and Offices
      Business Address              With Underwriter                With Registrant
     ------------------            --------------------          --------------------
     James J. Rosloniec            Vice President, Treasurer     President, Treasurer
     7575 Fulton Street, East      and Director                  and Director
     Ada, MI  49355-0001

     Allan D. Engel                President, Secretary and      Secretary and Assistant
     7575 Fulton Street, East      Director                      Treasurer
     Ada, MI  49355-7150

(c)  Not Applicable.

ITEM 30.  Location of Accounts and Records

          With respect to each account, book, or other document required to be maintained by Section 31(a) of the 1940 Act and the Rules (17 CFR 270.31a-1 to 31a-3) promulgated thereunder, all transfer agent and shareholder records are in the custody and control of Amway Management Company., Ada, Michigan, pursuant to the Common Records Agreement Among Amway Mutual Fund and Amway Management Company, all portfolio securities held or in transfer are under the control of the Custodian, Michigan National Bank, Grand Rapids, Michigan; all portfolio security records and brokerage records related thereto are in the custody and control of Amway Management Company, Ada, Michigan, or Ark Asset Management Company, Inc., the Sub-Adviser, pursuant to the Sub-Advisory Agreement; and all remaining records are in the custody and control of Amway Mutual Fund, Ada, Michigan.

ITEM 31.  Management Services

          Amway Management Company has entered into a contract with DST, Inc. which provides access to a data processing recordkeeping system for stockholder accounting. The system provides and supports remote terminal access to DST facilities for the maintenance of stockholder records, processing of information, and the generation of output with respect thereto. Pursuant to this agreement, Amway Management has paid to DST, including equipment costs, telephone lines, and service fees for the three years ending August 31, 1997, the fiscal year-end, a total of $279,930.59.

                                 AMWAY MUTUAL FUND
                                     FORM N-1A

                                      PART  C

                                 OTHER INFORMATION


ITEM 32.  Undertakings

          (a)  Not applicable

          (b)  Not applicable

          (c) Amway Mutual Fund undertakes to furnish to each person to whom a prospectus is delivered a copy of the Fund's latest Annual Report to Shareholders, upon request and without charge.

             SCHEDULE RE EDUCATION AND BUSINESS HISTORY - ALLAN D. ENGEL


EDUCATION:

     North High School, Omaha, Nebraska
     Creighton University, Omaha, Nebraska, BSBA 1974
     Creighton University, Omaha, Nebraska, JD 1976

POSITIONS:

     November 1975 to November 1978, Elmer Fox Westheimer & Co., 7171 Mercy Road, Omaha, Nebraska 68106, Certified Public Accountant, Tax-Staff.

     November 1978 to October 1991, Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Manager-Financial Projects.

     December 1980 to April 18, 1988, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     November 1980 to December 1980, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Assistant Secretary and Assistant Treasurer.

     November 1990 to June 1991, DeVos Foundation, 7575 East Fulton Road, Ada, Michigan 49355, Assistant Treasurer.

     December 1986 to December 1994, Amway Corporation Hourly Employees' Pension Plan, 7575 East Fulton Road, Ada, Michigan 49355, Trustee.

     January 1993 to September 1994, Eastbank Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 to December 1995, Peter Island Hotel, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Secretary and Assistant Treasurer.

     December 1980 continuing, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1980 continuing, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     March 1984 continuing, Amway Mutual Fund, Inc. 7575 East Fulton Road, Ada, Michigan 49355, Director.

     April 18, 1988 continuing, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, President, Secretary and Director.

     October 1991 continuing, Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Senior Manager-Investments & Real Estate.

            SCHEDULE RE BUSINESS AND EDUCATION HISTORY - ALLAN D. ENGEL

     December 1991 continuing, Amway Capital Corp., 7575 East Fulton Road, Ada, Michgian 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Amway Hotel Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, H.I., Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Ja-Ri Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Secretary and Assistant Treasurer.

     December 1991 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Director.

     November 1992 continuing, Amway Export VA, Co., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     November 1992 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1992 continuing, Jay and Betty Van Andel Foundation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     January 1993 continuing, Meadowbrooke Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     January 1993 continuing, Auric Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     April 1993 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

            SCHEDULE RE BUSINESS AND EDUCATION HISTORY - ALLAN D. ENGEL

     April 1993 continuing, Enterprise Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     September 1994 continuing, Plaza Towers Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President, Secretary, and Director.

     May 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Secretary, Assistant Treasurer and Director.

     May 1995 continuing, Magic Carpet Aviation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary, Assistant Treasurer and Director.

     September 1995 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Auric Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Vice President.

     September 1995 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Enterprise, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director..

     September 1995 continuing, Magic Carpet Aviation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President.

     September 1995 continuing, Meadowbrooke Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Vice President and Director.

            SCHEDULE RE BUSINESS AND EDUCATION HISTORY - ALLAN D. ENGEL

     September 1995 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1996, continuing, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Vice-President, Secretary and Assistant Treasurer.

          SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

EDUCATION:

     Catholic Central High School, Grand Rapids, Michigan
     Davenport College, Grand Rapids, Michigan, AS Degree 1965
     Central Michigan University, Mt. Pleasant, Michigan, BS Degree 1968

POSITIONS:

     1968-1970      Staff Member of C.H. Vannatter, CPA, Grand Rapids, Michigan

     1970-1972      Senior Internal Auditor of Gulf & Western Industries, Inc.,
                    Grand Rapids, Michigan

     1972-1974      Controller of Furniture City Manufacturing (a Gulf & Western
                    subsidiary), Grand Rapids, Michigan

     1974-1979      Manager of Internal Audit of Amway Corporation, Ada,
                    Michigan

     1979-1991      Vice President-Finance and Treasurer of Amway Corporation,
                    Ada, Michigan

     1991-Present   Vice President-Audit and Control of Amway Corporation, Ada,
                    Michigan

     December 8, 1980 to March 22, 1984, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     December 8, 1980 to March 22, 1984, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     December 8, 1980 to March 22, 1984, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, open-end investment company, President and Treasurer.

     January 13, 1993 to September 28, 1994, Eastbank Corp., c/o Amway Corporation 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     March 23, 1984 to April 18, 1988, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, President, Treasurer, and Director.

     June 9, 1978 continuing, Amway Stock Transfer Co, 7575 East Fulton Road, Ada, Michigan 49355, President, Treasurer, and Director.

     November 16, 1979 continuing, Amway Hotel Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns all issued and outstanding stock of Pantlind Hotel Company, Vice President and Treasurer.

     November 16, 1979 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

          SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

     November 16, 1979 continuing, Ja-Ri Corporation, 7575 East Fulton Road, Ada, Michigan 49355, sale of food supplements and real estate holding company, Treasurer.

     November 16, 1979 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Vice President and Treasurer.

     November 16, 1979 continuing, Peter Island Hotel, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     June 2, 1980 continuing, Enterprise, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     June 5, 1980 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     September 18, 1980 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     March 22, 1984 continuing, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, open-end investment company, President, Treasurer, and Director.

     January 27, 1986 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     January 18, 1988 continuing, Amway Capital Corporation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     September 18, 1989 continuing, H.I., Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michgian 49355, Vice President and Treasurer.

     May 15, 1990 continuing, Amway Environmental Foundation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

     December 13, 1991 continuing, Ja-Ri Corporation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President

     August 31, 1992 continuing, Amway Export DV, Co., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michgian 49355, Treasurer.

     November 12, 1992 continuing, Amway Export VA, Co., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President, Treasurer and Director.

     November 23, 1992 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

          SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

     December 11, 1992 continuing, Jay and Betty Van Andel Foundation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

     January 13, 1993 continuing, Auric Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     January 13, 1993 continuing, Meadowbrooke Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan, Vice President and Treasurer.

     September 28, 1994 continuing, Eastbank Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President, Treasurer, and Director.

     May 2, 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

     May 2, 1995 continuing, Magic Carpet Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

     September 1, 1995 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Amway Hotel Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Director.

     September 1, 1995 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President.

     September 1, 1995 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Auric Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Enterprise, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Magic Carpet Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Meadowbrooke Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

          SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

     September 1, 1995 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.


     PROFESSIONAL ACTIVITIES:

          Member of Advisory Board to the Dean of Business Administration, Central Michigan University

          Board of Directors of the American Cancer Society, Kent County Unit

          Chairman of Development Task Force with American Cancer Society - Michigan Division

          Member of Advisory Board to the Accounting School, Grand Valley State University

          Board of Directors of the Protection Mutual Insurance Co.

          Member of Board at Blythefield Country Club.

                           ARK ASSET MANAGEMENT CO., INC.
                          LARGE CAP VALUE TEAM BIOGRAPHIES

     CLIENT COMMUNICATIONS

     Joseph P. Scanlon, Jr., Managing Director
     B.S., M.B.A., Graduate Assistant-Economics, St John's University (1973) Managing Director, Equity Portfolio Management Services, Ark Asset management Co., Inc. (1989-Present)
     Senior Vice President, Lehman management Co., Inc. (1983-1989)
     Vice President, Director of New Business/Client Servicing, Institutional Investment Division, Citibank (1978-1982)
     Vice President, Director of Marketing, Asset Management Division, Loeb Rhoades & Co., Inc. (1974-1978)

     PORTFOLIO MANAGERS

     C. Charles Hetzel, CFA, Vice-Chairman
     B.S., University of Utah (1963)
     M.B.A., Columbia Graduate School of Business Admin. (1965)
     Vice-Chairman, Ark Asset Management Co., Inc. (1989-Present)
     Vice-Chairman, Lehman Management Co., Inc. (1985-1989)
     President, The Lehman Corporation
     Vice-Chairman, The Lehman Investors Fund, Inc. (1984-1985)
     Executive Vice President & Director, Lehman Management Co., Inc.
     (1974-1984)
     Managing Director, Lehman Brothers, Executive Vice President & Director, The One William Street Fund (1973-1984)
     Vice President & Director of Research, The Lehman Corporation (1970-1973) Security Analyst, The Lehman Corporation (1965-1970)

     John E. Bailey, CFA, Managing Director
     B.A., University of Pennsylvania (1973-1976)
     M.B.A., Harvard Business School (1978-1980)
     Managing Director, Ark Asset Asset Management Co., Inc. (1993-Present) Equity Portfolio Manager, Managing Partner (Pasadena Office), Loomis, Sayles (1984-1993)
     Equity Portfolio Manager, First Pacific Advisors (1980-1983)
     Lending Representative, National Bank of North America (1976-1978)

                           ARK ASSET MANAGEMENT CO., INC.
                          LARGE CAP VALUE TEAM BIOGRAPHIES


                                        -2-


     PORTFOLIO MANAGERS

     Steven M. Steiner, Managing Director
     B.S., Pennsylvania State University (1965)
     M.B.A., Northwestern Graduate School of Management (1966)
     Managing Director, Ark Asset Management Co., Inc. (1990-Present) Managing Director, Equitable Capital management Corp. (1986-1990) Managing Director, Equitable Investment Management Corp. (1981-1986) Portfolio Manager, Neuberger & Berman (1981)
     Vice President, Equitable Life (1969-1980)
     1st Lieutenant, U.S. Army (1966-1968)

     William G. Steuernagel, CFA, Managing Director
     B.S., M.B.A., Boston University (1972)
     Managing Director, Ark Asset Management Co., Inc. (1993-Present)
     Senior Manager & Portfolio Manager, Ark Asset Management Co., Inc. (1989-1993)
     First Vice President & Analyst/Portfolio Manager, Lehman Management Co., Inc. (1988-1989)
     Vice President & Analyst/Portfolio Manager, Butler Capital (1987-1988) First Vice President & Security Analyst, Lehman Management Co., Inc. (1983-1987)
     Senior Investment Officer, Mellon Bank East (1972-1983)

     James G. Pontone, Senior Manager
     B.A., Skidmore College (1982)
     M.B.A., New York University, Stern School of Business (1989)
     Portfolio Manager, Ark Asset Management Co., Inc. (1995-Present)
     Portfolio Manager/Analyst, Mitchell Hutchins Institutional Investors (1994) Vice President, Mitchell Hutchins Institutional Investors (1992-1994) Associate, Morgan Stanley Asset Management (1991-1992)
     Assistant Trader, Spear, Leeds & Kellogg, Inc. (1986-1987)
     Investment Executive, Paine Webber, Inc. (1985-1986)
     Registered Representative, Merrill Lynch & Co. (1983-1985)

                                  AMWAY MUTUAL FUND
                                      FORM N-1A

                                      SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(a) Under the Securities Act of 1933, and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the Township of Ada, and State of Michigan, on the day of February 23, 1998.


--------------------------------------------------------------------------------

                                                         AMWAY MUTUAL FUND, INC.

--------------------------------------------------------------------------------

                                                  By  /s/ James J. Rosloniec
                                                      --------------------------
                                                      JAMES J. ROSLONIEC
                                                      President

--------------------------------------------------------------------------------

     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

--------------------------------------------------------------------------------

Signature                     Title and Capacity            Date

--------------------------------------------------------------------------------


/s/James J. Rosloniec         Principal Executive and       February 23, 1998
-------------------------     Financial Officer             -----------------
   JAMES J. ROSLONIEC         and Director


/s/ Allan D. Engel            Principal Accounting          February 23, 1998
-------------------------     Officer and Director          -----------------
    ALLAN D. ENGEL


RICHARD A. DEWITT             Director

DONALD H. JOHNSON             Director

WALTER T. JONES               Director


By  /s/ James J. Rosloniec                                  February 23, 1998
--------------------------                                  -----------------
   JAMES J. ROSLONIEC
   (Attorney-in-Fact)